Form 10-K, Exhibit 13
period 1993-12-26
HASBRO INC
filed 1994-03-28
CIK 46080

                                                              EXHIBIT 13
                           HASBRO, INC. AND SUBSIDIARIES

                         Selected Information Contained in
                           Annual Report to Shareholders

                       for the Year Ended December 26, 1993


MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
- -------------------------------------------------------------------------
The Company's Common Stock, Par Value $.50 per share (the "Common Stock"), is traded on the American and London Stock Exchanges. The following table sets forth the high and low sales prices as reported on the Composite Tape of the American Stock Exchange and the cash dividends declared per share of Common Stock for the periods listed.

                         Sales Prices
                       ----------------          Cash Dividends
Period                 High         Low             Declared
- ------                 ----         ---          --------------

  1992
    1st Quarter       $28 1/4      23 3/4             $.05
    2nd Quarter        29 3/4      23 1/8              .05
    3rd Quarter        34 3/8      26 1/2              .05
    4th Quarter        35 7/8      31 1/2              .05

  1993
    1st Quarter       $34 7/8      28 1/8             $.06
    2nd Quarter        38 3/8      29 7/8              .06
    3rd Quarter        39 5/8      34                  .06
    4th Quarter        40 1/8      35 1/8              .06

The approximate number of holders of record of the Company's Common Stock as of March 18, 1994 was 6,000.

  Dividends
  ---------

Declaration of dividends is at the discretion of the Company's Board of Directors and will depend upon the earnings, financial condition of the Company and such other factors as the Board of Directors deems appropriate. Payment of dividends is further subject to restrictions contained in agreements relating to the Company's outstanding long-term debt. At December 26, 1993, under the most restrictive agreement the full amount of retained earnings is free of restrictions.

On February 18, 1994 the Company's Board of Directors declared a quarterly cash dividend on the Company's Common Stock of $.07 per share payable on May 20, 1994 to holders of record on May 6, 1994.

SELECTED FINANCIAL DATA
- -----------------------
  (Thousands of Dollars and Shares Except per share Data and Ratios)

                                        Fiscal Year
                      ------------------------------------------------
                      1993       1992       1991       1990       1989
                      ----       ----       ----       ----       ----
Statement of
 Earnings Data:

  Net revenues    $2,747,176  2,541,055  2,141,096  1,520,032  1,409,678
  Net earnings    $  200,004    179,164     81,654     89,182     92,194

Per Common Share
 Data:

  Earnings        $     2.22       2.01        .94       1.02       1.04
  Cash dividends
   declared       $      .24        .20        .16        .13        .11

Balance Sheet Data:

  Working capital $  552,821    415,586    431,441    504,001    422,825
  Total assets    $2,293,018  2,082,766  1,950,127  1,284,765  1,246,485
  Long-term debt  $  200,510    206,189    380,304     56,912     57,633

Ratio of Earnings
 to Fixed
 Charges (1)            8.59       7.08       3.76       7.58       6.09

Weighted Average
 Number of Common
 Shares               90,031      89,086    86,983     87,119     88,603

  (1) For purposes of calculating the ratio of earnings to fixed charges, fixed charges include interest, amortization of debt expense and one-third of rentals, and earnings available for fixed charges represent earnings before fixed charges and income taxes.

MANAGEMENT'S REVIEW
- -------------------
Summary
- -------
A percentage analysis of results of operations follows:

                                               1993       1992       1991
                                               ----       ----       ----

Net revenues                                  100.0%     100.0%     100.0%
Cost of sales                                  43.0       43.1       45.2
                                              -----      -----      -----
Gross profit                                   57.0       56.9       54.8
Amortization                                    1.3        1.3        1.3
Royalties, research and development            10.2        9.8        9.0
Advertising                                    14.0       14.8       15.2
Selling, distribution and administrative       18.1       18.2       18.2
Restructuring                                    .6          -        2.8
Interest expense                                1.1        1.4        2.0
Other income, net                               (.1)       (.1)       (.5)
                                              -----      -----      -----
Earnings before income taxes                   11.8       11.5        6.8
Income taxes                                    4.5        4.5        3.0
                                              -----      -----      -----
Net earnings                                    7.3%       7.0%       3.8%
                                              =====      =====      =====

(Thousands of Dollars Except Share Data)

Results of Operations
- ---------------------
Revenue growth continued to be very strong during 1993, up 8% from the 1992 level which had increased 19% over 1991. Net revenues for 1993 were $2,747,176 compared to $2,541,055 and $2,141,096 for 1992 and 1991, respectively. Domestically, revenues grew by approximately 11%, with the growth relatively evenly spread across the Company's three major product categories, promoted brands, games and puzzles and infant and preschool. Within the promoted brands area, Kenner's new Jurassic Park(TM) products based on the movie of the same name were very well received by retailers and consumers alike while its Batman(R) action figures, Littlest Pet Shop(R) items and many of the more traditional products such as Nerf(R) and Easy Bake(R) Oven continued to be very strong. Hasbro Toy, after a difficult period during the year, ended the year positively, in part due to an up-turn in several products including Tonka's Talking Fire Truck(TM) and The Real Power Tool Shop(TM). The revenue growth in the games group occurred in both Milton Bradley and Parker Brothers. Again in 1993, both units had success with new products, including Forbidden Bridge(TM) and Snardvark(TM), revived items such as Cootie(R) and Sorry(R), and their classics like Monopoly(R) and Scrabble(R). The infant and preschool group were led by the success of its new Barney(R) line, although many other items including In-Line Skates, Playskool Dollhouse, Tinkertoy(R) and Play-Doh(R) also were strong. Internationally, 1993 revenues increased approximately 4% to $1,076,904 from $1,034,533 in 1992 and $867,599 in 1991. Absent the approximate
$107,000 negative effect of changed foreign currency rates during the year, 1993 international growth would have approached 15%. During 1992, the effect of changed foreign currency translation rates marginally increased revenues. While we experienced solid growth in Germany, the U.K., Canada and Mexico, our acquisitions in Southeast Asia and the Pacific Rim will require more time to reach their full potential.

Also affecting 1992 growth was the 1991 acquisition of Tonka Corporation (Tonka). This acquisition, which occured on May 7, 1991 and brought with it the products marketed under the Tonka, Kenner and Parker Brothers names, was accounted for as a purchase and as such, the results of the Tonka units are included from that date.

The Company's gross profit margin remained stable at 57.0% after increasing to 56.9% in 1992 from 54.8% in 1991. The 1992 margin improvement was the result of a combination of factors including the significant revenue increase within the promoted brands group, whose products generally return a higher gross profit percentage, and the positive impact resulting from the successful restructuring and integration of the Tonka units into the Company's operations.

Amortization expense, which includes amortization of both intellectual property rights and cost in excess of net assets acquired, of $35,366 compares with $33,528 in 1992 and $29,330 in 1991. The increases in both the current year and in 1992 are largely attributable to the acquisitions during 1991 and 1992.

Expenditures for royalties, research and development increased to $280,571 from $249,851 in 1992 and $192,451 in 1991. Included in these amounts are expenditures for research and development of $125,566 in 1993, $109,655 in 1992 and $78,983 in 1991. As percentages of net revenues, research and development was 4.6% in 1993, 4.3% in 1992 and 3.7% in 1991. The significantly increased percentage in 1992 was largely attributable to the efforts involved in rejuvenating many of the products acquired in the Tonka acquisition, while the current year's increase reflects the Company's efforts to remain competitive in a changing technological environment. The revenue growth of the promotional brands was a major cause of the increased royalties in both 1993 and 1992 as these products generally have higher than average royalty rates.

Advertising, which also includes promotion and programming costs, was $383,918 in 1993 compared with $377,219 in 1992 and $325,282 in 1991. As a percentage of net revenues in 1993, 1992 and 1991, however, it was 14.0%, 14.8% and 15.2%, respectively. The lower sales volume of the Tonka product lines and the need to re-establish them in the marketplace following their acquisition by the Company were the primary reasons for the higher 1991 percentage. The subsequent year's decreases also reflect the strength of several of the Company's promoted product lines which have not required the traditional level of advertising support.

Selling, distribution and administrative expense of $498,066 in 1993 compares with $461,888 and $389,301 in 1992 and 1991, respectively. While increasing in dollars, as a percentage of net revenues it has decreased to 18.1% in 1993 from 18.2% in each of 1992 and 1991.

In early 1994, after an intensive study and analysis of its European manufacturing capacity, the Company announced that, subject to negotiations with local trade unions and authorities, it would close its Netherlands manufacturing facility and transfer its production to the Company's larger manufacturing facilities in Ireland and Spain. The cost of this closure and other non-recurring reorganization expenses, classified as restructuring charges, including facility costs, severance and other related costs have been estimated at $15,500.

Interest expense was $29,814 during 1993 compared to $35,891 during 1992 and $42,597 in 1991. The decrease in 1993 is largely reflective of the lower interest rates experienced during the year while the 1992 decrease results from lower interest rates partially offset by the increased working capital needs during the year.

The restructuring charge of $59,000 in 1991 included facility costs, severance and other items related to the integration of the Tonka units with those of the Company following its acquisition in mid-1991.

Income tax expense as a percentage of pretax earnings in 1993 decreased to 38.5% from 38.7% in 1992, which had decreased from 43.9% in 1991. The current year decrease is primarily attributable to two factors; an increase resulting from the U.S. federal rate changing from 34% to 35%, partially offset by the impact of this change on domestic net deferred tax assets, and a decrease resulting from lower effective state tax rates. The 1992 percentage decrease was primarily attributable to the increased earnings in 1992 which reduced the impact of non-deductible amortization.

Liquidity and Capital Resources
- -------------------------------
Working capital increased to $552,821 at the end of 1993 from $415,586 at the end of 1992. The current ratio also increased to 1.74 from 1.59. The 1992 amounts were adversely affected by the Company's repayment of $150,000 of short-term borrowings, classified as long-term, incurred to finance the Tonka acquisition. This repayment reduced 1992 working capital by $150,000 and also negatively affected the current ratio.

Receivables, at $720,442 were approximately $82,000 higher at the end of 1993 than at the end of 1992. This increase is primarily attributable to the approximate $100,000 of increased sales made during the fourth quarter of 1993.

Property, plant and equipment increased approximately $28,000 to $279,803. The Company had no material capital commitments at December 26, 1993. Other assets decreased by approximately $2,000. This net decrease includes the current year amortization expense, partially offset by the Company's $25,000 investment for approximately 15% of Virgin Interactive Entertainment, plc, a video game and software company, and several smaller acquisitions.

Substantially all of the short-term borrowings, which at the end of 1993 and 1992 amounted to $62,242 and $64,174, respectively, represented bank borrowings of the Company's foreign subsidiaries. As part of the traditional marketing strategies of the toy industry, many sales made early in the year are not due for payment until the fourth quarter or early in the first quarter of the subsequent year, thus making it necessary for the Company to borrow significant amounts pending these collections. During the year the Company borrowed through the issuance of commercial paper and short-term lines of credit to fund its seasonal working capital requirements in excess of funds available from operations. During 1994, the Company expects to fund these needs in a similar manner and believes that the funds available to it are adequate to meet its needs. At February 27, 1994, the Company's unused committed and uncommitted lines of credit, including a $500,000 revolving credit agreement, were in excess of $1,000,000. Trade payables and other accrued liabilities increased to $594,021 at December 26, 1993 from $551,211 at the end of 1992. A significant portion of this increase results from timing differences in the payment of fourth quarter advertising costs and the provision for restructuring costs previously discussed.

During August 1990, the Board of Directors authorized a program to purchase up to 4,500,000 shares of the Company's common stock. Through the end of 1993, 2,445,300 shares remained under this authorization. The shares acquired under this program were issued in the exercise of stock options and warrants.

Foreign Currency Activity
- -------------------------
The Company manages its foreign exchange exposure in various ways including forward exchange contracts, currency options, agreements with vendors for rate protection and the netting of foreign exchange exposure. In addition, where possible, the Company minimizes its foreign asset exposure by borrowing in foreign currencies.

Cumulative translation adjustments decreased to $15,006 at December 26, 1993 from $32,568 at December 27, 1992. This decrease was principally due to the relationship of the U.S. dollar relative to currencies in foreign countries in which the Company operates.

The Economy and Inflation
- -------------------------
The strong year experienced by the Company occurred in spite of the difficult economic environment throughout most of the world. The principal market for the Company's products is the retail sector where certain customers have experienced economic difficulty. The Company closely monitors the credit worthiness of its customers and adjusts credit policies and limits as it deems appropriate.

The effect of inflation on the Company's operations during 1993 was not significant and the Company will continue its policy of monitoring costs and adjusting prices accordingly.

Other Information
- -----------------
During 1993, the Company continued to experience a gradual shift in its revenue pattern so that the second half of the year has grown in significance to its overall business and within that half the fourth quarter has become more prominent. The Company believes that this trend will continue in 1994.

The Company is currently proceeding with an environmental clean-up at its former manufacturing facility in Lancaster, Pennsylvania. This facility, a portion of which is being utilized for limited warehousing operations in 1994, was acquired in 1986 from the CBS Toys Division of CBS Inc. (CBS) in conjunction with the purchase of rights to selected products formerly marketed by CBS. CBS has acknowledged its responsibility with respect to some areas of contamination and some of the remedial actions needed to facilitate this clean-up, but has not yet funded any of these obligations. The Company believes that CBS has full responsibility and is engaged in legal action against CBS to recover all of the costs associated with the environmental clean-up. While it is impossible to assure the outcome of the court action, the Company believes that it will prevail. The Consolidated Financial Statements reflect, pursuant to Statement of Financial Accounting Standards No. 5, Accounting for Contingencies, certain costs that the Company expects to ultimately recover from CBS.

During November 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 112, Employers' Accounting for Postemployment Benefits (SFAS 112). The Company must adopt the provisions of SFAS 112 in 1994, but believes that the adoption will not have a material effect on its financial statements.

On February 18, 1994, the Company announced a 17% increase in its quarterly cash dividend from that previously in effect. The first dividend at the increased rate of $.07 per share is payable on May 20, 1994 to shareholders of record on May 6, 1994.


FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
- -------------------------------------------
See attached pages.

                        INDEPENDENT AUDITORS' REPORT


The Board of Directors and Shareholders
Hasbro, Inc.:


        We have audited the accompanying consolidated balance sheets of Hasbro, Inc. and subsidiaries as of December 26, 1993 and December 27, 1992 and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the fiscal years in the three-year period ended December 26, 1993. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hasbro, Inc. and subsidiaries at December 26, 1993 and December 27, 1992 and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended December 26, 1993 in conformity with generally accepted accounting principles.




/s/ KPMG Peat Marwick



Providence, Rhode Island

February 8, 1994

                          HASBRO, INC. AND SUBSIDIARIES

                           Consolidated Balance Sheets

                     December 26, 1993 and December 27, 1992

                    (Thousands of Dollars Except Share Data)


                          Assets                         1993       1992
                          ------                         ----       ----

Current assets
  Cash and cash equivalents                          $  186,254    125,953
  Accounts receivable, less allowance for
   doubtful accounts of $54,200 in 1993
   and $52,200 in 1992                                  720,442    638,282
  Inventories                                           250,067    217,918
  Prepaid expenses and other current assets             144,372    134,776
                                                      ---------  ---------
    Total current assets                              1,301,135  1,116,929

Property, plant and equipment, net                      279,803    251,340
                                                      ---------  ---------
Other assets
  Cost in excess of acquired net assets, less
   accumulated amortization of $68,122 in 1993
   and $53,514 in 1992                                  475,607    484,278
  Other intangibles, less accumulated amortization
   of $85,290 in 1993 and $65,497 in 1992               185,953    206,628
  Other                                                  50,520     23,591
                                                      ---------  ---------
    Total other assets                                  712,080    714,497
                                                      ---------  ---------

    Total assets                                     $2,293,018  2,082,766
                                                      =========  =========

                          HASBRO, INC. AND SUBSIDIARIES

                     December 26, 1993 and December 27, 1992

                     (Thousands of Dollars Except Share Data)


     Liabilities and Shareholders' Equity                1993       1992
     ------------------------------------                ----       ----

Current liabilities
  Short-term borrowings                              $   62,242     64,174
  Trade payables                                        173,545    183,545
  Accrued liabilities                                   420,476    367,666
  Income taxes                                           92,051     85,958
                                                      ---------  ---------
    Total current liabilities                           748,314    701,343

Long-term debt, excluding current installments          200,510    206,189
Deferred liabilities                                     67,511     69,613
                                                      ---------  ---------
    Total liabilities                                 1,016,335    977,145
                                                      ---------  ---------
Shareholders' equity
  Preference stock of $2.50 par value.
   Authorized 5,000,000 shares; none issued                   -          -
  Common stock of $.50 par value.  Authorized
   300,000,000 shares; issued 87,795,251 shares
   in 1993 and 87,176,079 shares in 1992                 43,898     43,588
  Additional paid-in capital                            296,823    287,478
  Retained earnings                                     920,956    741,987
  Cumulative translation adjustments                     15,006     32,568
                                                      ---------  ---------
    Total shareholders' equity                        1,276,683  1,105,621
                                                      ---------  ---------

    Total liabilities and shareholders' equity       $2,293,018  2,082,766
                                                      =========  =========



See accompanying notes to consolidated financial statements.

                          HASBRO, INC. AND SUBSIDIARIES

                       Consolidated Statements of Earnings

                         Fiscal Years Ended in December

                    (Thousands of Dollars Except Share Data)


                                              1993       1992       1991
                                              ----       ----       ----

Net revenues                              $2,747,176  2,541,055  2,141,096
Cost of sales                              1,182,567  1,094,031    967,359
                                           ---------  ---------  ---------
      Gross profit                         1,564,609  1,447,024  1,173,737
                                           ---------  ---------  ---------

Expenses
  Amortization                                35,366     33,528     29,330
  Royalties, research and development        280,571    249,851    192,451
  Advertising                                383,918    377,219    325,282
  Selling, distribution and administrative   498,066    461,888    389,301
  Restructuring charges                       15,500          -          -
                                           ---------  ---------  ---------
    Total expenses                         1,213,421  1,122,486    936,364
                                           ---------  ---------  ---------
      Operating profit                       351,188    324,538    237,373
                                           ---------  ---------  ---------

Nonoperating (income) expense
  Interest expense                            29,814     35,891     42,597
  Acquisition restructuring costs                  -          -     59,000
  Other (income), net                         (3,836)    (3,729)    (9,775)
                                           ---------  ---------  ---------
    Total nonoperating expense                25,978     32,162     91,822
                                           ---------  ---------  ---------
      Earnings before income taxes           325,210    292,376    145,551
Income taxes                                 125,206    113,212     63,897
                                           ---------  ---------  ---------
      Net earnings                        $  200,004    179,164     81,654
                                           =========  =========  =========

Per common share
  Earnings                                $     2.22       2.01        .94
                                           =========  =========  =========
  Cash dividends declared                 $      .24        .20        .16
                                           =========  =========  =========



See accompanying notes to consolidated financial statements.

                          HASBRO, INC. AND SUBSIDIARIES

                 Consolidated Statements of Shareholders' Equity

                          Fiscal Years Ended in December

                              (Thousands of Dollars)


                                             1993       1992       1991
                                             ----       ----       ----

Common stock
  Balance at beginning of year           $   43,588     43,397     28,931
  Stock option and warrant transactions         310        191          -
  Three-for-two stock split                       -          -     14,466
                                          ---------  ---------  ---------
     Balance at end of year                  43,898     43,588     43,397
                                          ---------  ---------  ---------

Additional paid-in capital
  Balance at beginning of year              287,478    276,725    286,433
  Stock option and warrant transactions       9,345     10,753      4,758
  Three-for-two common stock split               -          -     (14,466)
                                          ---------  ---------  ---------
     Balance at end of year                 296,823    287,478    276,725
                                          ---------  ---------  ---------

Retained earnings
  Balance at beginning of year              741,987    580,211    512,291
  Net earnings                              200,004    179,164     81,654
  Dividends declared                        (21,035)   (17,388)   (13,734)
                                          ---------  ---------  ---------
    Balance at end of year                  920,956    741,987    580,211
                                          ---------  ---------  ---------

Cumulative translation adjustments
  Balance at beginning of year               32,568     60,297     58,233
  Equity adjustments from foreign
   currency translation                     (17,562)   (27,729)     2,064
                                          ---------  ---------  ---------
    Balance at end of year                   15,006     32,568     60,297
                                          ---------  ---------  ---------

Treasury stock
  Balance at beginning of year                   -     (5,361)   (18,061)
  Stock option and warrant transactions          -      5,361     12,700
                                         ---------  ---------  ---------
    Balance at end of year                       -          -     (5,361)
                                         ---------  ---------  ---------

    Total shareholders' equity          $1,276,683  1,105,621    955,269
                                         =========  =========  =========



See accompanying notes to consolidated financial statements.

                          HASBRO, INC. AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows

                          Fiscal Years Ended in December

                              (Thousands of Dollars)


                                             1993       1992       1991
                                             ----       ----       ----

Cash flows from operating activities
  Net earnings                             $200,004    179,164     81,654
  Adjustments to reconcile net earnings
   to net cash provided (utilized) by
   operating activities:
    Depreciation and amortization of plant
     and equipment                           65,282     62,087     52,524
    Other amortization                       35,366     33,528     29,330
    Deferred income taxes                     2,281      2,228    (20,148)
  Change in current assets and liabilities
   (other than cash and cash equivalents):
    (Increase) in accounts receivable       (90,833)  (132,935)   (53,564)
    (Increase) decrease in inventories      (34,088)   (15,182)    23,773
    (Increase) decrease in prepaid expenses
     and other current assets                (8,434)     9,555     (8,135)
    Increase in trade payables and accrued
     liabilities                             52,761     94,820     15,242
  Other                                      (5,102)    (3,455)      (622)
                                            -------    -------    -------
      Net cash provided by operating
       activities                           217,237    229,810    120,054
                                            -------    -------    -------
Cash flows from investing activities
  Additions to property, plant
   and equipment                            (99,792)   (90,431)   (56,004)
  Acquisitions, net of cash acquired        (32,171)   (13,516)  (343,392)
  Purchase of marketable securities        (141,411)  (144,000)         -
  Sale of marketable securities             141,839    144,000          -
  Other                                       5,534      9,953     (5,004)
                                            -------    -------    -------
      Net cash utilized by investing
       activities                          (126,001)   (93,994)  (404,400)
                                            -------    -------    -------
Cash flows from financing activities
  Net (payments) proceeds of short-term
   borrowing                                 (9,054)    38,397    (67,609)
  Proceeds from long-term debt                   -           -    300,000
  Repayment of long-term debt               (11,705)  (161,413)  (112,513)
  Stock option and warrant transactions       9,655     16,305     17,458
  Dividends paid                            (20,125)   (16,476)   (13,104)
  Other                                           -          -     (2,646)
                                            -------    -------    -------
      Net cash provided (utilized) by
       financing activities                 (31,229)  (123,187)   121,586
                                            -------    -------    -------

                          HASBRO, INC. AND SUBSIDIARIES

                          Fiscal Years Ended in December

                              (Thousands of Dollars)


                                             1993       1992       1991
                                             ----       ----       ----

Effect of exchange rate changes on cash         294     (7,290)    (5,923)
                                            -------    -------    -------
      Increase (decrease) in cash and cash
       equivalents                           60,301      5,339   (168,683)
Cash and cash equivalents at beginning of
 year                                       125,953    120,614    289,297
                                            -------    -------    -------
      Cash and cash equivalents at end
       of year                             $186,254    125,953    120,614
                                            =======    =======    =======


Supplemental information
  Cash paid during the year for
    Interest                               $ 31,842     41,665     43,743
    Income taxes                           $107,716     83,160     91,562



See accompanying notes to consolidated financial statements.

                       HASBRO, INC. AND SUBSIDIARIES

                Notes to Consolidated Financial Statements

                 (Thousands of Dollars Except Share Data)


(1) Summary of Significant Accounting Policies
    ------------------------------------------
 Principles of Consolidation
 ---------------------------
The consolidated financial statements include the accounts of Hasbro, Inc. and all significant majority-owned subsidiaries (the Company). Investments in affiliates representing 20% to 50% ownership interest are accounted for using the equity method. All significant intercompany balances and transactions have been eliminated.

During 1992, the Company reported a net $214 of income from the cumulative effect of changes in accounting principles. For current year presentation, this amount has been reclassified to other (income), net. Certain other prior year data have also been reclassified to conform with current presentation.

 Fiscal Year
 -----------
The Company's fiscal year ends on the last Sunday in December. Each of the three fiscal years reported are fifty-two week periods.

 Cash and Cash Equivalents
 -------------------------
Cash and cash equivalents include all cash balances and highly liquid investments purchased with a maturity to the Company of three months or less.

 Inventories
 -----------
Inventories are valued at the lower of cost (first-in, first-out) or market.

 Cost in Excess of Net Assets Acquired and Other Intangibles
 -----------------------------------------------------------
The Company continually monitors its cost in excess of net assets acquired (goodwill) and its other intangibles to determine whether any impairment of these assets has occurred. In making such determination with respect to goodwill, the Company evaluates the performance of the underlying entities which gave rise to such amount. With respect to other intangibles, which include the cost of license agreements, trademarks and copyrights and cost in excess of net assets acquired through the purchase of product rights and licenses, the Company bases its determination on the performance of the related products or product lines. In excess of 90% of the Company's goodwill and other intangibles result from the 1984 acquisition of Milton Bradley Company, including its Playskool and international subsidiaries, and the 1991 acquisition of Tonka Corporation, including its Kenner, Parker Brothers and international units. The assets acquired in these transactions continue to contribute a significant portion of the Company's net revenues and earnings.

                       HASBRO, INC. AND SUBSIDIARIES

                 (Thousands of Dollars Except Share Data)


Substantially all costs in excess of net assets (goodwill) of subsidiaries acquired are being amortized on the straight-line method over forty years.

Other intangibles, which include the cost of license agreements, trademarks and copyrights and cost in excess of net assets acquired through the purchase of product rights and licenses, are being amortized over five to twenty years using the straight-line method.

 Depreciation and Amortization
 -----------------------------
Depreciation and amortization are computed using accelerated and straight-line methods to amortize the cost of property, plant and equipment over their estimated useful lives. The principal lives, in years, used in determining depreciation rates of various assets are: land improvements 15 to 19, buildings and improvements 15 to 25 and machinery and equipment 3 to 12.

Tools, dies and molds are amortized over a three year period or their useful lives, whichever is less, using an accelerated method. Amortization is credited directly against the cost of the assets.

 Income Taxes
 ------------
At the beginning of 1992, the Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (SFAS 109), which required the asset and liability approach for financial accounting and reporting for income taxes, a change from the deferred method previously used.

Prior to 1992, deferred income taxes were recorded for timing differences between tax and financial statement accounting, pursuant to the gross change method under Opinion 11 of the Accounting Principles Board.

Deferred income taxes have not been provided on undistributed earnings of foreign subsidiaries as substantially all of such earnings are indefinitely reinvested by the Company.

 Foreign Currency Translation
 ----------------------------
Foreign currency assets and liabilities are translated into dollars at current rates, and revenues, costs and expenses are translated at average rates during each reporting period. Gains or losses resulting from foreign currency transactions are included in earnings currently, while those resulting from translation of financial statements are shown as a separate component of shareholders' equity.

                       HASBRO, INC. AND SUBSIDIARIES

                 (Thousands of Dollars Except Share Data)


 Pension Plans and Postretirement Benefits
 -----------------------------------------
The Company, except for certain foreign subsidiaries, has pension plans covering substantially all of its full-time employees. Pension expense is based on actuarial computations of current and future benefits. The Company's policy is to fund amounts which are required by applicable regulations and which are tax deductible. The estimated amounts of future payments to be made under other retirement programs are being accrued currently over the period of active employment and are also included in pension expense.

The Company has a contributory postretirement health and life insurance plan covering substantially all employees who retire under any of the Company's domestic defined benefit pension plans and meet certain age and length of service requirements. At the beginning of 1992, the Company adopted Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions (SFAS 106), which required that the cost of such benefits be accrued over the employee service period, a change from the Company's prior practice of recording those costs when incurred.

 Research and Development
 ------------------------
Research and product development costs for 1993, 1992 and 1991 were $125,566, $109,655 and $78,983, respectively.

 Advertising
 -----------
Production costs of commercials and programming are charged to operations in the year first aired. The costs of other advertising, promotion and marketing programs are charged to operations in the year incurred.

 Earnings Per Common Share
 -------------------------
Earnings per common share are based on the weighted average number of shares of common stock and dilutive common stock equivalents outstanding during each period. Common stock equivalents include stock options and warrants for the period prior to their exercise. Under the treasury stock method, the unexercised options and warrants were assumed to be exercised at the beginning of the period or at issuance, if later. The assumed proceeds were then used to purchase common stock at the average market price during the period.

The weighted average number of shares outstanding used in the computation of earnings per common share was 90,030,568, 89,085,751 and 86,983,019 in 1993, 1992 and 1991, respectively.

The difference between primary and fully diluted earnings per share was not significant in any year.

                       HASBRO, INC. AND SUBSIDIARIES

                 (Thousands of Dollars Except Share Data)


(2) Investment and Acquisition
    --------------------------
     Investment
     ----------
On September 3, 1993, the Company acquired approximately 15% of Virgin Interactive Entertainment, plc (VIE), a video game and software company, for approximately $25,000. The Company and VIE also agreed to establish a joint operation within VIE to develop and market software based on the Company's existing product lines and other jointly selected properties.

Beginning in 1994, the Company will be required to account for this investment under Statement of Financial Accounting Standards No. 115, Accounting for Investments in Certain Debt and Equity Securities (SFAS
115), if VIE proceeds with its announced plans to have its shares, represented by American Depository Receipts, admitted for quotation on the NASDAQ National Market System. SFAS 115 will require that the investment be reported at fair value with the unrealized gain or loss shown as a separate component of shareholders' equity.

     Acquisition
     -----------
Pursuant to tender offers in 1991, the Company acquired Tonka Corporation (Tonka). The net purchase price of $343,392 was comprised of $283,261 for its debentures and $64,360 for its common shares, reduced by $4,229 of cash acquired.

Accounting for this acquisition using the purchase method, the Company allocated the purchase price to assets and liabilities based on fair values at the date of acquisition. These fair values, adjusted for the 1992 adoption of SFAS 109, were comprised of intellectual property rights of $147,447, net tangible liabilities assumed of $145,752 and goodwill of $341,697.

The intellectual property rights are being amortized over twenty years and the goodwill is being amortized over forty years, both using the straight-line method. The Consolidated Statements of Earnings include the results of Tonka from the acquisition date, May 7, 1991.

Following the acquisition, the Company integrated the Tonka operations through the restructuring and consolidation of certain operations. The cost of this restructuring, including facility costs, severance and other related items, was recorded as a nonrecurring charge of $59,000 during the second quarter of 1991. The amount was classified as nonoperating as it related to facilities and operations which had not previously been included as part of the Company's operations.

                       HASBRO, INC. AND SUBSIDIARIES

                 (Thousands of Dollars Except Share Data)


On a pro-forma basis, reflecting this acquisition as if it had taken place at the beginning of fiscal 1991, net revenues, net earnings and earnings per common share for the year ended December 29, 1991, would have been $2,282,776, $30,593 and $.35, respectively. These pro-forma results are not indicative of either future financial performance or actual results which would have occurred had the acquisition taken place at that time.

(3) Inventories
    -----------
                                                         1993       1992
                                                         ----       ----

      Finished products                                $183,899    161,192
      Work in process                                    22,486     16,315
      Raw materials                                      43,682     40,411
                                                        -------    -------
                                                       $250,067    217,918
                                                        =======    =======

(4) Property, Plant and Equipment
    -----------------------------
                                                         1993       1992
                                                         ----       ----

      Land and improvements                            $ 12,010     13,585
      Buildings and improvements                        188,713    170,220
      Machinery and equipment                           173,050    150,851
                                                       --------    -------
                                                        373,773    334,656
      Less accumulated depreciation                     133,182    111,801
                                                       --------    -------
                                                        240,591    222,855
      Tools, dies and molds, less accumulated
       amortization                                      39,212     28,485
                                                       --------    -------
                                                       $279,803    251,340
                                                       ========    =======

Expenditures for maintenance and repairs which do not materially extend the life of the assets are charged to operations.

                       HASBRO, INC. AND SUBSIDIARIES

                 (Thousands of Dollars Except Share Data)


(5) Short-Term Borrowings
    ---------------------
The Company has available unsecured committed and uncommitted lines of credit from various banks approximating $525,000 and $1,025,000, respectively. Substantially all of the short-term borrowings outstanding at the end of 1993 and 1992 represent bank borrowings of foreign units made under these lines of credit. The Company's working capital needs were fulfilled by borrowing under these lines of credit and through the issuance of commercial paper, both of which were on terms and at interest rates generally extended to companies of comparable credit worthiness. Included as part of the committed line is $500,000 available from a revolving credit agreement. This agreement contains certain restrictive covenants with which the Company is in compliance. Compensating balances and facility fees were not material.

(6) Accrued Liabilities
    -------------------
                                                         1993       1992
                                                         ----       ----

      Royalties                                        $ 83,820     73,982
      Advertising                                       116,243     99,550
      Payroll and management incentives                  37,438     36,814
      Other                                             182,975    157,320
                                                       --------    -------
                                                       $420,476    367,666
                                                       ========    =======

(7) Long-Term Debt
    --------------
                                                         1993       1992
                                                         ----       ----
      6% Convertible Subordinated Notes Due 1998.
       Interest is paid semi-annually.(a)              $150,000    150,000
      Subordinated variable rate notes (4.5% rate
       at December 26, 1993) due 1995.  Interest
       is paid quarterly. (b)                            50,000     50,000
      Other (excluding current installments).               510      6,189
                                                       --------    -------
                                                       $200,510    206,189
                                                       ========    =======

(a) These notes are convertible into common stock at a conversion price of $29.33 per share and are not redeemable by the Company prior to November 21, 1994.

(b) This borrowing agreement contains certain restrictions on the payment of cash dividends. Under the agreement, the full amount of retained earnings is free of restrictions.

                       HASBRO, INC. AND SUBSIDIARIES

                 (Thousands of Dollars Except Share Data)


Current installments aggregated $3,236 and $11,821 at December 26, 1993 and December 27, 1992, respectively, and are included in trade payables. The aggregate maturities of long-term debt in 1995 and in the succeeding three years are $50,093, $83, $83 and $150,083, respectively.

(8) Income Taxes
- ------------
The adoption of SFAS 109 resulted in a change in accounting principles. The cumulative effect of this change, for years prior to 1992, increased 1992 net earnings by $12,349. Information prior to 1992 was not restated.

Certain tax benefits are not reflected in income taxes on the Consolidated Statements of Earnings. Such benefits include; $4,235 in 1993 and $4,546 in 1992 which were allocated to shareholders' equity, $2,064 in 1993 and $715 in 1992 which were allocated to goodwill, and $7,322 in 1992 which was allocated to cumulative effect of changes in accounting principles.

Income taxes attributable to earnings before income taxes are:

                                             1993       1992       1991
                                             ----       ----       ----
       Current
         Federal                           $ 81,770     64,825     24,673
         Foreign                             28,614     33,147     40,370
         State and local                     12,541     13,012      5,543
                                            -------    -------    -------
                                            122,925    110,984     70,586
                                            -------    -------    -------

       Deferred
         Federal                                315      2,612     (6,855)
         Foreign                              1,817       (663)      (168)
         State and local                        149        279        334
                                            -------    -------    -------
                                              2,281      2,228     (6,689)
                                            -------    -------    -------
                                           $125,206    113,212     63,897
                                            =======    =======    =======

                       HASBRO, INC. AND SUBSIDIARIES

                 (Thousands of Dollars Except Share Data)


A reconciliation of the statutory United States federal income tax rate to the Company's effective income tax rate is as follows:

                                              1993       1992       1991
                                              ----       ----       ----

  Statutory income tax rate               35.0%      34.0%      34.0%
  State and local income taxes, net
   of federal income tax effect            2.6        3.0        2.7
  Amortization of goodwill (1991
   also includes amortization of
   other intangibles)                      1.4        1.4        5.0
  Foreign earnings taxed at rates other
   than the United States statutory rate     -       ( .6)      ( .5)
  Other, net                               (.5)        .9        2.7
                                          ----       ----       ----
                                          38.5%      38.7%      43.9%
                                          ====       ====       ====

The components of earnings before income taxes are as follows:

                                              1993       1992       1991
                                              ----       ----       ----

  Domestic                              $243,820    190,268     48,821
  Foreign                                 81,390    102,108     96,730
                                         -------    -------    -------
                                        $325,210    292,376    145,551
                                         =======    =======    =======

The components of deferred income tax expense in 1993 and 1992 arise from various temporary differences which are all attributable to earnings before income taxes. Domestic deferred tax assets and liabilities were adjusted for the effect of legislation enacted during 1993 increasing the United States federal tax rate from 34% to 35%. The adjustment decreased deferred tax expense by $1,266. In 1991, the deferred income tax benefits resulted from timing differences between tax and financial statement accounting. These timing differences originated from various income and expense items and depreciation of tangible and intangible property.

                       HASBRO, INC. AND SUBSIDIARIES

                 (Thousands of Dollars Except Share Data)


The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 26, 1993 and December 27, 1992 are:

                                                        1993       1992
                                                        ----       ----

      Deferred tax assets:
        Accounts receivable                           $ 30,049     29,644
        Inventories                                     12,090     10,379
        Net operating loss and other loss
         carryovers                                     11,073      4,712
        Operating expenses                              32,393     36,626
        Postretirement benefits                          8,675      8,140
        Other                                           39,554     41,569
                                                       -------    -------
          Total gross deferred tax assets              133,834    131,070
        Valuation allowance                            (10,376)    (4,712)
                                                       -------    -------
          Net deferred tax assets                      123,458    126,358
                                                       -------    -------

      Deferred tax liabilities:
        Property rights and property, plant and
         equipment                                      68,614     71,078
        Other                                            6,468      3,731
                                                       -------    -------
          Total gross deferred tax liabilities          75,082     74,809
                                                       -------    -------
      Net deferred income taxes                       $ 48,376     51,549
                                                       =======    =======

The Company has a valuation allowance for deferred tax assets at December 26, 1993 of $10,376, which is an increase of $5,664 from the $4,712 at December 27, 1992. These allowances pertain to certain foreign and state operating loss carryforwards, all of which will expire over various periods of time. If fully realized, $1,142 will reduce goodwill and the balance will reduce income tax expense.

Based on the Company's history of taxable income and the anticipation of sufficient taxable income in years when the temporary differences are expected to become tax deductions, the Company believes that it will realize the benefit of the deferred tax assets, net of the existing valuation allowance. More than 70% of the deferred tax assets are expected to be realized during the next two years.

Deferred income taxes of $78,413 and $76,093 at the end of 1993 and 1992, respectively, are included as a component of prepaid expenses and other current assets.

                       HASBRO, INC. AND SUBSIDIARIES

                 (Thousands of Dollars Except Share Data)


The cumulative amounts of undistributed earnings of the Company's foreign subsidiaries (after considering distributions made subsequent to year end) amounted to approximately $271,000 and $239,000 at December 26, 1993 and December 27, 1992, respectively.

(9) Capital Stock
    -------------
 Preference Share Purchase Rights
 --------------------------------
The Company maintains a Preference Share Purchase Right plan (the Rights
Plan). Under the terms of the Rights Plan, each share of common stock is accompanied by a Preference Share Purchase Right. Each Right is only exercisable under certain circumstances and, until exercisable, the Rights are not transferable apart from the Company's common stock. When exercisable, each Right will entitle its holder to purchase until June 30, 1999, in certain merger or other business combination or recapitalization transactions, at the Right's then current exercise price, a number of the acquiring company's or the Company's, as the case may be, common shares having a market value at that time of twice the Right's exercise price. Under certain circumstances, the rightholder may, at the option of the Board of Directors of the Company (the Board), receive shares of the Company's stock in exchange for Rights.

Prior to the acquisition by the person or group of beneficial ownership of a certain percentage of the Company's common stock, the Rights are redeemable for two-thirds of a cent per Right. The Rights Plan contains certain exceptions with respect to the Hassenfeld family and related entities.

 Common Stock
 ------------
At the Company's Annual Meeting of Shareholders held on May 12, 1993, the Company's shareholders approved an amendment of the Company's corporate charter to increase the total number of shares of common stock which the Company is authorized to issue from 150,000,000 to 300,000,000.

In August 1990, the Board authorized the purchase of up to 4,500,000 shares of the Company's common stock. At December 26, 1993, a balance of 2,445,300 shares remained under this authorization.

                       HASBRO, INC. AND SUBSIDIARIES

                 (Thousands of Dollars Except Share Data)


(10) Employee Stock Options and Warrants
     -----------------------------------
The Company has a Non-Qualified Stock Option Plan, an Incentive Stock Option Plan and a 1992 Stock Incentive Plan (the plans).

The Company has reserved 7,579,423 shares of its common stock for issuance upon exercise of options granted or to be granted under the plans. These options generally vest in equal annual amounts over three to five years beginning one year after grant. The plans provide that options be granted at exercise prices not less than market value on the date the option is granted and options are adjusted for such changes as stock splits and stock dividends. No options are exercisable for periods of more than ten years after date of grant. Although the plans may permit the granting of awards in the form of stock options, stock appreciation rights, stock awards and cash awards, to date, only stock options have been granted.

Additionally, the Company has reserved 1,461,112 shares of its common stock for issuance upon exercise of 5,844,448 outstanding warrants. The warrants expire on July 12, 1994 and carry an exercise price of $18.92 per share. The Company, at its option, may pay the exercising warrantholder an amount in cash equal to the closing price of the common stock on the date prior to exercise in lieu of issuing any shares of common stock.

The changes in outstanding options and warrants for the three years ended December 26, 1993 follow:

                                                Shares      Exercise Price
                                            (In Thousands)     Per Share
                                             ------------   --------------

       Outstanding at December 30, 1990         6,704       $ 1.48 - 18.92
         Granted (a)                              103        19.00 - 53.88
         Exercised                             (1,616)        1.48 - 18.92
         Expired and cancelled                   (247)        7.58 - 43.49
                                                -----
       Outstanding at December 29, 1991         4,944         1.48 - 53.88
         Granted                                1,333        25.00 - 31.88
         Exercised                             (1,012)        1.48 - 25.00
         Expired and cancelled                    (61)        7.58 - 53.88
                                                -----
       Outstanding at December 27, 1992         5,204         7.58 - 43.49
         Granted                                2,712        31.62 - 37.44
         Exercised                               (730)        7.58 - 31.62
         Expired and cancelled                    (63)       10.25 - 38.29
                                                -----
       Outstanding at December 26, 1993         7,123       $ 7.58 - 43.49
                                                =====

                       HASBRO, INC. AND SUBSIDIARIES

                 (Thousands of Dollars Except Share Data)


(a) 1991 grants principally represent conversion of Tonka options into those of the Company, computed at the date of merger in accordance with the merger agreement.

The number of shares exercisable at the end of 1993, 1992 and 1991 were 2,919,654, 2,831,801 and 3,073,824, respectively. The prices at which these shares may be exercised are those shown for outstanding options and warrants in the preceding table.

(11) Pension, Postretirement and Postemployment Benefits
    ---------------------------------------------------
      Pension Benefits
  ----------------
   Domestic Plans
   --------------
Substantially all of the Company's domestic employees are members of one of three non-contributory defined benefit plans. In addition, the Company has a supplementary unfunded pension plan providing benefits otherwise due employees under the benefit formula but which are in excess of those permitted for such plan under the Internal Revenue Code. Benefits under the major plan, covering non-union employees, are based primarily on salary and years of service. Benefits under plans covering members of collective bargaining units are based primarily on fixed amounts for specified years of service. The Company also has an unfunded plan covering those members of its Board who are not covered by employee plans. Benefits for this plan are based on the annual retainer paid to Board members.

The net periodic pension cost of these plans included the following components:

                                            1993       1992       1991

       Benefits earned during the year     $ 5,630      5,248      3,816
       Interest cost on projected benefits   7,243      5,438      4,674
       Actual return on plan assets        (10,834)    (5,183)   (22,260)
       Net amortization and deferral         3,190     (1,099)    16,894
                                            ------     ------     ------
                                           $ 5,229      4,404      3,124
                                            ======     ======     ======

The funded status and the amounts recognized in the Company's balance sheets relating to these plans are:

                       HASBRO, INC. AND SUBSIDIARIES

                 (Thousands of Dollars Except Share Data)


                                1993                    1992
                       ----------------------- -----------------------
                       Plans With  Plans With  Plans With  Plans With
                         Assets    Accumulated   Assets    Accumulated
                        Exceeding   Benefits    Exceeding   Benefits
                       Accumulated  Exceeding  Accumulated  Exceeding
                        Benefits    Assets      Benefits    Assets
                       ----------- ----------- ----------- -----------

  Actuarial present value of:
    Vested benefits       $14,144      58,581      56,934       2,109
    Nonvested benefits        409       1,447         951         275
                           ------      ------      ------      ------
    Accumulated benefit
     obligation            14,553      60,028      57,885       2,384
    Effect of assumed
     increase in
     compensation level         -      30,301      17,941       2,509
                           ------      ------      ------      ------
    Projected benefit
     obligation            14,553      90,329      75,826       4,893
  Net assets available
   for benefits            23,159      80,413      95,271         508
                           ------      ------      ------      ------
  Plan assets in excess of
   (less than) projected
   benefits               $ 8,606      (9,916)     19,445      (4,385)
                           ======      ======      ======      ======
  Consisting of:
    Unrecognized net
     asset                $   782       1,618       2,742           -
    Unrecognized prior
     service cost            (841)     (2,204)     (1,168)     (2,251)
    Unrecognized net gain   5,864       2,146      19,092         161
    Prepaid (accrued)
     pension recognized
     in the balance sheet   2,801     (11,476)     (1,221)     (2,295)
                           ------      ------      ------      ------
                          $ 8,606      (9,916)     19,445      (4,385)
                           ======      ======      ======      ======

The assets of the funded plans are managed by investment advisors and consist primarily of pooled indexed and actively managed bond and stock funds. The projected benefits have been determined using assumed discount rates of 7.2% for 1993 and 8% for 1992 and 1991, assumed long-term rates of compensation increase of 5% for 1993 and 5.5% for 1992 and 1991 and an assumed long-term rate of return on plan assets of 9% for all years.

                       HASBRO, INC. AND SUBSIDIARIES

                 (Thousands of Dollars Except Share Data)


The Company also has a profit sharing plan covering substantially all of its domestic non-union employees. The plan provides for an annual discretionary contribution by the Company which for 1993, 1992 and 1991 was approximately $6,100, $5,400 and $3,800, respectively.

  Foreign Plans
  -------------
Pension coverage for employees of the Company's foreign subsidiaries is provided, through separate plans, to the extent deemed appropriate. These plans are not significant either individually or in the aggregate.

  Consolidated
  ------------
On a consolidated basis, net pension and profit sharing cost for 1993, 1992 and 1991 was approximately $12,900, $11,400 and $9,400, respectively.

 Postretirement Benefits
 -----------------------
The Company provides certain postretirement health care and life insurance benefits to eligible domestic employees who retire and have either attained age 65 with 5 years of service or age 55 with 10 years of service. The cost of providing these benefits on behalf of employees who retired prior to 1993 is and will continue to be substantially borne by the Company. The cost of providing benefits on behalf of employees who retire after 1992 is shared, with the employee contributing an increasing percentage of the cost, resulting in an employee-paid plan after the year 2002. The plan is not funded.

Upon adoption of SFAS 106, the Company recognized the accumulated liability for such benefits measured at that date (transition obligation). The cumulative effect of this change in accounting principles, for years prior to 1992, reduced 1992 earnings by $19,457 ($12,135 after tax).

The accrued postretirement benefits (actuarial present value of accumulated benefit obligation) recognized in the Company's balance sheets relating to this plan consist of:

                                                     1993       1992
                                                     ----       ----

  Retired employees                                 $16,265     15,121
  Fully eligible active employees                     1,329      3,064
  Other active employees                              5,898      3,446
                                                     ------     ------
                                                    $23,492     21,631
                                                     ======     ======

                       HASBRO, INC. AND SUBSIDIARIES

                 (Thousands of Dollars Except Share Data)


The net periodic postretirement benefit cost included the following components:

                                                     1993       1992
                                                     ----       ----

  Benefits earned during the period                 $   338        290
  Interest cost on projected benefits                 1,783      1,640
                                                     ------     ------
                                                      2,121      1,930
  Recognition of transition obligation                    -     19,457
                                                     ------     ------
                                                    $ 2,121     21,387
                                                     ======     ======

For measuring the expected postretirement benefit obligation, a 10.4% and 12% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1993 and 1992, respectively. These rates were further assumed to decrease gradually to 5% and 6%, respectively, in 2012 and remain level thereafter. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.2% in 1993 and 8% in 1992.

If the health care cost trend rate were increased one percentage point in each year, the accumulated postretirement benefit obligation at December 28, 1992 would have increased by approximately 11% and the aggregate of the benefits earned during the period and the interest cost would have each increased by approximately 9%.

Prior to 1992, the Company recognized the expense in the year the benefits were provided. On that basis, the cost of postretirement health care and life insurance benefits in 1991 was $1,100.

 Postemployment Benefits
 -----------------------
During November 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 112, Employers' Accounting for Postemployment Benefits (SFAS 112), which requires that the cost of such benefits be accrued over the employee service period. The Company has reviewed its policies and practices to determine the applicability of SFAS 112 and believes that the adoption of SFAS 112 in 1994 will not have a material effect on its financial statements.

(12) Leases
     ------
The Company occupies certain manufacturing facilities and sales offices and uses certain equipment under various operating lease arrangements. The rent expense under such arrangements, net of sublease income which is not material, for 1993, 1992 and 1991 amounted to $37,917, $34,609 and
$30,611, respectively.

                       HASBRO, INC. AND SUBSIDIARIES

                 (Thousands of Dollars Except Share Data)


Minimum rentals, net of minimum sublease income which is not material, under long-term operating leases for the five years subsequent to 1993 and in the aggregate are as follows:

       1994                                                       $ 30,721
       1995                                                         22,541
       1996                                                         15,976
       1997                                                         13,789
       1998                                                         10,584
       Later years                                                  67,655
                                                                  --------
                                                                  $161,266
                                                                  ========

All leases expire prior to 2014. Real estate taxes, insurance and maintenance expenses are generally obligations of the Company. It is expected that in the normal course of business, leases that expire will be renewed or replaced by leases on other properties; thus, it is anticipated that future minimum lease commitments will not be less than the amounts shown for 1993.

In addition, the Company leases certain facilities which, as a result of the 1991 restructuring of operations, are no longer in use. Future costs relating to these facilities were included as a component of the restructuring charge and thus are not included in the table above.

(13) Restructuring
 -------------
In January 1994, after a study and analysis of its European manufacturing capacity, the Company announced that, subject to negotiations with local trade unions and authorities, it will close its Netherlands manufacturing facility. Production at the facility, which employs approximately 160 people, will be transferred to the Company's larger manufacturing facilities in Ireland and Spain. The cost of this closure and other non-recurring restructuring expenses, including facility, severance and other related costs approximates $15,500.

(14) Commitments and Contingencies
 -----------------------------
The Company had unused open letters of credit of approximately $19,000 and $13,900 at December 26, 1993 and December 27, 1992, respectively.

The Company uses forward exchange contracts to purchase various currencies and had the equivalent of approximately $65,000 and $50,000 outstanding at December 26, 1993 and December 27, 1992, respectively. Such contracts have been determined to be hedges of foreign currency commitments and as such any gain or loss has been deferred and will be included in the measurement of the related transaction. The aggregate amount of gains and losses resulting from foreign currency transactions was not material.

                       HASBRO, INC. AND SUBSIDIARIES

                 (Thousands of Dollars Except Share Data)


The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's future results of operations or liquidity.

(15) Fair Value of Financial Instruments
 -----------------------------------
The fair value of cash and cash equivalents, accounts receivable, short-term borrowings, accounts payable and accrued liabilities are estimated to approximate their carrying cost because of the short maturity of these instruments.

The fair value of the Company's convertible notes, based on the year-end market price, approximates $198,000 compared to a carrying value of $150,000. The fair value of the remaining long-term debt approximates its carrying value of $50,510 as substantially all is variable rate and is repriced quarterly. The estimated fair value of the Company's foreign exchange contracts, based on dealer quotations, is approximately $65,000, substantially the same as the notional value.

Estimates of the fair values of financial instruments are subjective in nature and involve uncertainties and judgments and, as such, cannot be determined with precision. Any changes in assumptions would affect these estimates.

(16) Segment Reporting
 -----------------
  Industry and Geographic Information
  -----------------------------------
The Company operates primarily in one industry segment which includes the development, manufacture and marketing of toys and related items and the licensing of certain related properties.

Information about the Company's operations in different geographic locations for each of the fiscal years in the three-year period ended December 1993 follows. The Company's primary operations in areas outside of the United States include Europe, Canada, Mexico, Australia and New Zealand and Hong Kong. As the foreign areas have similar business environments and the Company's operations in those areas are similar, they are presented as one category. Revenues from unaffiliated customers represent total net revenues from the respective geographic areas after elimination of intercompany transactions. Operating profit is net revenues less operating costs and expenses pertaining to specific geographic areas. Identifiable assets are those assets used in the geographic areas and are reflected after elimination of intercompany balances.

                       HASBRO, INC. AND SUBSIDIARIES

                 (Thousands of Dollars Except Share Data)


                                              1993       1992      1991
                                              ----       ----      ----

      Revenues from unaffiliated customers:
        United States                     $1,670,272  1,506,522  1,273,497
        Foreign                            1,076,904  1,034,533    867,599
                                           ---------  ---------  ---------
                                          $2,747,176  2,541,055  2,141,096
                                           =========  =========  =========
      Operating profit:
        United States                     $  242,038    193,466    120,242
        Foreign                              109,150    131,072    117,131
                                           ---------  ---------  ---------
                                          $  351,188    324,538    237,373
                                           =========  =========  =========
      Identifiable assets:
        United States                     $1,540,887  1,451,951  1,374,126
        Foreign                              752,131    630,815    576,001
                                           ---------  ---------  ---------
                                          $2,293,018  2,082,766  1,950,127
                                           =========  =========  =========
      Capital expenditures:
        United States                     $   55,666     64,203     31,279
        Foreign                               44,126     26,228     24,725
                                           ---------  ---------  ---------
                                          $   99,792     90,431     56,004
                                           =========  =========  =========
      Depreciation and amortization:
        United States                     $   73,264     74,814     64,253
        Foreign                               27,384     20,801     17,601
                                           ---------  ---------  ---------
                                          $  100,648     95,615     81,854
                                           =========  =========  =========

  Other Information
  -----------------
The Company markets its products primarily to customers in the retail sector. Although the Company closely monitors the credit worthiness of its customers, adjusting credit policies and limits as deemed appropriate, a substantial portion of its customers' ability to discharge amounts owed is dependent upon the retail economic environment.

Sales to the Company's two largest customers, Toys R Us, Inc. and Wal-Mart Stores, Inc., amounted to 20% and 11%, respectively, of consolidated net revenues during 1993, 17% and 9%, respectively, in 1992 and 17% and 8%, respectively, in 1991.

                       HASBRO, INC. AND SUBSIDIARIES

                 (Thousands of Dollars Except Share Data)


(17) Quarterly Financial Data (Unaudited)
     ------------------------------------
                                       Quarter
                          ----------------------------------
                          First   Second      Third   Fourth     Full Year
                1993      -----   ------      -----   ------     ---------
                ----
       Net revenues     $487,036  515,551    812,393  932,196    2,747,176
       Gross profit     $279,015  294,031    461,329  530,234    1,564,609
       Earnings before
        income taxes    $ 42,871   43,791    122,865  115,683(a)   325,210
       Net earnings     $ 26,580   27,150     75,548   70,726      200,004
                        ========  =======    =======  =======    =========
       Per common share
         Earnings       $    .30      .30        .84      .78         2.22

         Market price
           High         $ 34 7/8   38 3/8     39 5/8   40 1/8       40 1/8
           Low          $ 28 1/8   29 7/8     34       35 1/8       28 1/8

         Cash dividends
          declared      $    .06      .06        .06      .06          .24

(a) Includes the effect of a nonrecurring charge of $15,500 relating to restructuring of operations. (See note 13)

                                       Quarter
                          ----------------------------------
                          First   Second      Third   Fourth     Full Year
                1992      -----   ------      -----   ------     ---------
                ----
       Net revenues     $452,569  485,958    771,192  831,336    2,541,055
       Gross profit     $256,609  276,545    437,373  476,497    1,447,024
       Earnings before
        income taxes    $ 38,552   37,540    111,415  104,869      292,376
       Net earnings     $ 23,408   22,712     67,406   65,638      179,164
                        ========  =======    =======  =======    =========
       Per common share
         Earnings       $    .26      .26        .75      .73         2.01

         Market price
           High         $ 28 1/4   29 3/4     34 3/8   35 7/8       35 7/8
           Low          $ 23 3/4   23 1/8     26 1/2   31 1/2       23 1/8

         Cash dividends
          declared      $    .05       .05       .05      .05          .20

                       HASBRO, INC. AND SUBSIDIARIES

                 (Thousands of Dollars Except Share Data)


                                       Quarter
                          ----------------------------------
                          First   Second      Third   Fourth     Full Year
                1991      -----   ------      -----   ------     ---------
                ----
       Net revenues     $306,557  368,501    704,833  761,205    2,141,096
       Gross profit     $173,800  197,738    382,349  419,850    1,173,737
       Earnings (loss)
        before income
        taxes           $ 34,094  (41,726)(a) 80,071   73,112      145,551
       Net earnings
        (loss)          $ 20,456  (31,149)    47,501   44,846       81,654
                        ========  =======    =======  =======    =========
       Per common share
         Earnings (loss)$    .24     (.36)       .55      .51          .94

         Market price
           High         $ 16 5/8   20 5/8     20       25 5/8       25 5/8
           Low          $ 10       15 3/4     16 1/4   19           10

         Cash dividends
          declared      $    .04       .04       .04      .04          .16

(a) Includes the effect of a nonrecurring acquisition restructuring charge of $59,000 relating to Tonka. (See note 2)