Form 10-K, Exhibit 13
HASBRO INC
filed 1995-03-24
CIK 46080

EXHIBIT 13
                           HASBRO, INC. AND SUBSIDIARIES

                         Selected Information Contained in
                           Annual Report to Shareholders

                       for the Year Ended December 25, 1994


MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
-------------------------------------------------------------------------
The Company's Common Stock, Par Value $.50 per share (the "Common Stock"), is traded on the American and London Stock Exchanges. The following table sets forth the high and low sales prices as reported on the Composite Tape of the American Stock Exchange and the cash dividends declared per share of Common Stock for the periods listed.

                             Sales Prices
                           ----------------            Cash Dividends
Period                     High         Low               Declared
------                     ----         ---            --------------

  1993
    1st Quarter           $34 7/8      28 1/8               $.06
    2nd Quarter            38 3/8      29 7/8                .06
    3rd Quarter            39 5/8      34                    .06
    4th Quarter            40 1/8      35 1/8                .06

  1994
    1st Quarter           $36 5/8      33 3/8               $.07
    2nd Quarter            36 1/8      28 1/8                .07
    3rd Quarter            32 1/8      28 1/8                .07
    4th Quarter            33 1/2      27 7/8                .07

The approximate number of holders of record of the Company's Common Stock as of March 3, 1995 was 5,000.

  Dividends
  ---------

Declaration of dividends is at the discretion of the Company's Board of Directors and will depend upon the earnings, financial condition of the Company and such other factors as the Board of Directors deems appropriate. Payment of dividends is further subject to restrictions contained in agreements relating to the Company's outstanding long-term debt. At December 25, 1994, under the most restrictive agreement the full amount of retained earnings is free of restrictions.

On February 17, 1995 the Company's Board of Directors declared a quarterly cash dividend on the Company's Common Stock of $.08 per share payable on May 19, 1995 to holders of record on May 5, 1995.




SELECTED FINANCIAL DATA
-----------------------
  (Thousands of Dollars and Shares Except per share Data and Ratios)

                                           Fiscal Year
                         ------------------------------------------------
                         1994       1993       1992       1991       1990
                         ----       ----       ----       ----       ----
Statement of
 Earnings Data:

  Net revenues       $2,670,262  2,747,176  2,541,055  2,141,096  1,520,032
  Net earnings
   before cumulative
   effect of change
   in accounting
   principles        $  179,315    200,004    179,164     81,654     89,182
  Net earnings       $  175,033    200,004    179,164     81,654     89,182

Per Common Share
 Data:

  Net earnings
   before cumulative
   effect of change
   in accounting
   principles        $     2.01       2.22       2.01        .94       1.02
  Net earnings       $     1.96       2.22       2.01        .94       1.02
  Cash dividends
   declared          $      .28        .24        .20        .16        .13

Balance Sheet Data:

  Total assets       $2,378,375  2,293,018  2,082,766  1,950,127  1,284,765
  Long-term debt     $  150,000    200,510    206,189    380,304     56,912

Ratio of Earnings
 to Fixed Charges (1)      7.58       8.59       7.08       3.76       7.58

Weighted Average
 Number of Common
 Shares                  89,331     90,031     89,086     86,983     87,119

  (1) For purposes of calculating the ratio of earnings to fixed charges, fixed charges include interest, amortization of debt expense and one-third of rentals, and earnings available for fixed charges represent earnings before fixed charges and income taxes.



MANAGEMENT'S REVIEW
-------------------
Summary
-------
A percentage analysis of results of operations follows:

                                                1994       1993       1992
                                                ----       ----       ----

Net revenues                                   100.0%     100.0%     100.0%
Cost of sales                                   43.5       43.0       43.1
                                               -----      -----      -----
Gross profit                                    56.5       57.0       56.9
Amortization                                     1.4        1.3        1.3
Royalties, research and development             10.2       10.2        9.8
Advertising                                     14.9       14.0       14.8
Selling, distribution and administration        18.5       18.1       18.2
Restructuring                                     .5         .6          -
Interest expense                                 1.1        1.1        1.4
Other income, net                               (1.0)       (.1)       (.1)
                                               -----      -----      -----
Earnings before income taxes and cumulative
 effect of change in accounting principles      10.9       11.8       11.5
Income taxes                                     4.2        4.5        4.5
                                               -----      -----      -----
Earnings before cumulative effect of change
 in accounting principles                        6.7        7.3        7.0
Cumulative effect of change in accounting
 principles                                      (.1)         -          -
                                               -----      -----      -----
Net earnings                                     6.6%       7.3%       7.0%
                                               =====      =====      =====

(Thousands of Dollars Except Share Data)

Results of Operations
---------------------
Net revenues for 1994 were $2,670,262 compared to $2,747,176 and $2,541,055 for 1993 and 1992, respectively. Decreased consumer demand for two lines of licensed products, Barney(TM) and Jurassic Park(TM), which provided approximately $220,000 of revenues during 1993, was a major contributor to the decrease, with these items contributing less than $50,000 of revenues in 1994. Domestically, the games group, helped by the products acquired from Western Publishing, enjoyed another year of record revenues. New products, including Elefun(TM) and Gator Golf(R) received very favorable consumer acceptance, while the classics, such as Monopoly(R) and Scrabble(R) again demonstrated their staying power. Within the toy group, boy's toys were led by the continued strength of the Batman(R) action figures and the new Ricochet(TM) remote-controlled vehicle. In the girl's/activity area, the Fantastic Sticker Maker(TM) enjoyed a successful first year while the Littlest Pet Shop(R) items continued to be strong and the redesigned Easy Bake(R) Oven was well accepted. In the infant and preschool arena, Playskool's In-Line Skates had a good second year and its new 4-in-1 Busy(R) Center was very well received. The Company's growth in the international marketplace approximated 10% in 1994 following a marginal decrease experienced in 1993. European growth was led by the U.K., France, Italy and Spain while elsewhere Mexico was the most significant, in local currency up more than 60%. During 1994, changed foreign currency rates had a positive impact of approximately $19,000 while in 1993 they negatively affected revenues by approximately $107,000.

The Company's gross profit margin decreased marginally to 56.5% from 57.0% in 1993 and 56.9% in 1992. The decrease in 1994 results from a combination of factors including increased tooling charges and a lower volume of promotional products.

Amortization expense, which includes amortization of both intellectual property rights and cost in excess of net assets acquired, of $36,903 compares with $35,366 in 1993 and $33,528 in 1992. These increases were attributable to the acquisitions during 1994 and 1993.

Expenditures for royalties, research and development decreased to $273,039 from $280,571 in 1993 while in 1992, they were $249,851. Included in these amounts are expenditures for research and development of $135,406 in 1994, $125,566 in 1993 and $109,655 in 1992. As percentages of net revenues, research and development was 5.1% in 1994, 4.6% in 1993 and 4.3% in 1992. The increased percentages in both 1994 and 1993 were largely attributable to the Company's efforts to remain competitive in a changing technological environment. The decreased royalties in 1994, both in amount and as a percentage of net revenues, were primarily attributable to the reduced revenues from promotional products, which generally have higher royalty rates. The 1993 increase over 1992 was largely due to the higher revenues from those same products.

During 1994, the Company completed a restructuring of its Domestic Toy group, merging its Hasbro Toy, Playskool, Playskool Baby, Kenner and Kid Dimension units into one organization, the Hasbro Toy Group, and also announced a consolidation of its domestic manufacturing facilities. To provide for these and other immaterial restructuring costs, the Company recorded a $12,500 pretax charge during the third quarter. In January 1994, the Company announced the planned closure of its Netherlands manufacturing facility. During the fourth quarter of 1993, the Company recorded a $15,500 charge related to this planned closure and other non-recurring reorganization expenses classified as restructuring charges. Both amounts include facility costs, severance and other related costs.

Interest expense was $30,789 during 1994 compared to $29,814 during 1993 and $35,891 in 1992. The increase during the current year reflected the effect of increased interest rates partially offset by the availability of funds generated from operations during 1993. The decrease in 1993 from 1992 was largely reflective of the lower average borrowings outstanding and the lower interest rates experienced during 1993.

Other income of $26,681 in 1994 compares with $3,836 and $3,729 in 1993 and 1992, respectively. During 1994, the Company liquidated its investment in J.W. Spear & Sons PLC (Spear) and sold its investment in Virgin Interactive Entertainment plc (Virgin). The gains on these two transactions were the primary cause of the change from 1993.



Income tax expense as a percentage of pretax earnings in 1994 remained constant at 38.5% after decreasing from 38.7% in 1992. The 1993 decrease was primarily attributable to two factors; an increase resulting from the U.S. federal rate changing from 34% to 35%, partially offset by the impact of this change on domestic net deferred tax assets, and a decrease resulting from lower effective state tax rates.

Liquidity and Capital Resources
-------------------------------
The Company continued to have a strong and highly liquid balance sheet with cash and cash equivalents of $137,028 at December 25, 1994. Cash and cash equivalents were $186,254 and $125,953 at December 26, 1993 and December 27, 1992, respectively.

During 1994, the Company generated $283,785 of net cash from its operating activities compared with $217,237 in 1993 and $229,810 in 1992. Included in this amount in 1994 was $13,176 from changes in operating assets and liabilities, primarily inventories, reflecting the Company's efforts to more closely coordinate supply and demand. In both 1993 and 1992 the change in operating assets and liabilities was negative, largely due to increased levels of fourth quarter sales in those years, significant portions of which did not become due until after the end of the Company's fiscal year.

Cash flows from investing activities were a net use of funds during all three reported years; $244,178, $126,001 and $93,994 in 1994, 1993 and 1992,
respectively. During each of the three years, the Company expended an average of approximately $100,000 in additions to its property, plant and equipment. Of these amounts, 43% in 1994, 44% in 1993 and 36% in 1992 were for purchases of tools, dies and molds related to the Company's products. During those same three years, depreciation and amortization expenses were $85,368, $65,282 and $62,087, respectively. During 1994, the Company purchased certain game and puzzle assets of Western Publishing Company, Inc. and the Games Division of John Waddington PLC for an aggregate purchase price of $177,379 and made several other investments. During 1993 and 1992, the Company made several small acquisitions and investments, none of which were material. The $59,322 of proceeds from sale of investments in 1994 relates to the Spear and Virgin transactions previously discussed.

As part of the traditional marketing strategies of the toy industry, many sales made early in the year are not due for payment until the fourth quarter or early in the first quarter of the subsequent year, thus making it necessary for the Company to borrow significant amounts pending these collections. During the year the Company borrowed through the issuance of commercial paper and short-term lines of credit to fund its seasonal working capital requirements in excess of funds available from operations. During 1995, the Company expects to fund these needs in a similar manner and believes that the funds available to it are adequate to meet its needs. At March 3, 1995, the Company's unused committed and uncommitted lines of credit, including a $440,000 revolving credit agreement, were in excess of $1,000,000.

During the three reported years, the Company's activities resulted in the utilization of funds from financing activities. In 1994 the Company repaid more than $53,000 of long-term debt, including the early redemption of its $50,000 subordinated variable rate notes due in 1995. Several equity transactions also required the utilization of funds during 1994. These included the repurchase of more than $26,000 of the Company's common stock on the open market and approximately $16,000 in payments to exercising warrantholders in lieu of issuing shares of common stock. The $11,705 and $161,413 repayment of long-term debt in 1993 and 1992, respectively, was primarily related to debt acquired in the 1991 acquisition of Tonka Corporation.

During August 1990, the Board of Directors authorized a program to purchase up to 4,500,000 shares of the Company's common stock. On June 22, 1994, the Executive Committee of the Board of Directors authorized the purchase of up to an additional 5,000,000 shares. Through the end of 1994, 6,564,100 shares remained under these authorizations. The shares acquired under these programs are being issued upon the exercise of stock options.

Foreign Currency Activity
-------------------------
The Company manages its foreign exchange exposure in various ways including forward exchange contracts, agreements with vendors for rate protection and the netting of foreign exchange exposure. In addition, where possible, the Company minimizes its foreign asset exposure by borrowing in foreign currencies. Its policy is not to enter into derivative financial instruments for speculative purposes. It does, however, enter into certain foreign currency forward exchange contracts to protect itself from adverse currency rate fluctuations on identifiable foreign currency commitments, primarily for future purchases of inventory. Such contracts are denominated in currencies of major industrial countries and entered into with creditworthy banks for terms of not more than twelve months. At both December 25, 1994 and December 26, 1993, outstanding contracts related to purchases of either U.S. dollars or Hong Kong dollars. The Company does not anticipate any material adverse impact on its results of operations or financial position from these contracts.

Cumulative translation adjustments decreased to $14,526 at December 25, 1994 from $15,006 at December 26, 1993. This decrease was principally due to the relationship of the U.S. dollar relative to currencies in foreign countries in which the Company operates.

The Economy and Inflation
-------------------------
The Company continued to experience a difficult economic environment throughout much of the world during 1994. The principal market for the Company's products is the retail sector where certain customers have experienced economic difficulty. The Company closely monitors the credit worthiness of its customers and adjusts credit policies and limits as it deems appropriate.

The effect of inflation on the Company's operations during 1994 was not significant and the Company will continue its policy of monitoring costs and adjusting prices accordingly.



Other Information
-----------------
As previously discussed, during both 1994 and 1993, the Company incurred certain restructuring costs. The 1994 actions, when completed in the first quarter of 1995, will have resulted in the termination of approximately 600 employees, of which approximately 100 were management positions. The closure of the Company's Netherlands manufacturing facility, which was the major portion of the 1993 charge, originally planned for the second quarter of 1994 was delayed due to the time necessary to comply with local requirements. When completed, again in the first quarter of 1995, this will have resulted in the severance of approximately 200 additional employees. The Company expects to experience the financial benefits from these actions beginning in 1995.

During 1994, the Company continued to experience a gradual shift in its revenue pattern so that the second half of the year has grown in significance to its overall business and within that half the fourth quarter has become more prominent. The Company believes that this trend will continue in 1995.

As discussed here a year ago, the Company was engaged in legal action against CBS Inc. (CBS) to recover all costs associated with the environmental clean-up of the Company's former manufacturing facility in Lancaster, Pennsylvania. On August 10, 1994, the U.S. District Court for the Eastern District of Pennsylvania entered judgment in favor of the Company, awarding the Company all of its past and future costs associated with such environmental remediation. The Company and CBS subsequently negotiated and concluded a resolution of the matter involving CBS' waiver of its rights to appeal the judgment, a payment by CBS to the Company on account of costs to date associated with environmental remediation together with interest and certain litigation costs, CBS' undertaking responsibility for future remediation of the site, the termination by the Pennsylvania Department of Environmental Resources of the consent order directing the Company to undertake such responsibility and the Company's agreement to sell the site to CBS on or before April 15, 1995. The Company is not aware of any material amounts of potential exposure relating to environmental matters and does not believe its compliance costs or liabilities to be material to its operating results or financial position.

On February 17, 1995, the Company announced a 14% increase in its quarterly cash dividend from that previously in effect. The first dividend at the increased rate of $.08 per share is payable on May 19, 1995 to shareholders of record on May 5, 1995.

On February 23, 1995, the Company announced that it had acquired the Super Soaker(R) line of products and certain other assets from the Larami Group of companies. This acquisition brings to the Company a core franchise in an area in which it had not previously been represented.



FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
-------------------------------------------
See attached pages.








                        INDEPENDENT AUDITORS' REPORT


The Board of Directors and Shareholders
Hasbro, Inc.:


        We have audited the accompanying consolidated balance sheets of Hasbro, Inc. and subsidiaries as of December 25, 1994 and December 26, 1993 and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the fiscal years in the three-year period ended December 25, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hasbro, Inc. and subsidiaries at December 25, 1994 and December 26, 1993 and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended December 25, 1994 in conformity with generally accepted accounting principles.




/s/ KPMG Peat Marwick LLP



Providence, Rhode Island

February 8, 1995



                          HASBRO, INC. AND SUBSIDIARIES

                           Consolidated Balance Sheets
                     December 25, 1994 and December 26, 1993

                    (Thousands of Dollars Except Share Data)


                          Assets                         1994       1993
                          ------                         ----       ----

Current assets
  Cash and cash equivalents                          $  137,028    186,254
  Accounts receivable, less allowance for
   doubtful accounts of $51,000 in 1994
   and $54,200 in 1993                                  717,890    720,442
  Inventories                                           244,407    250,067
  Prepaid expenses and other current assets             153,138    144,372
                                                      ---------  ---------
    Total current assets                              1,252,463  1,301,135

Property, plant and equipment, net                      308,879    279,803
                                                      ---------  ---------
Other assets
  Cost in excess of acquired net assets, less
   accumulated amortization of $82,949 in 1994
   and $68,122 in 1993                                  479,960    475,607
  Other intangibles, less accumulated amortization
   of $58,178 in 1994 and $85,290 in 1993               295,333    185,953
  Other                                                  41,740     50,520
                                                      ---------  ---------
    Total other assets                                  817,033    712,080
                                                      ---------  ---------

    Total assets                                     $2,378,375  2,293,018
                                                      =========  =========



                          HASBRO, INC. AND SUBSIDIARIES

                      Consolidated Balance Sheets, Continued
                     December 25, 1994 and December 26, 1993

                     (Thousands of Dollars Except Share Data)


     Liabilities and Shareholders' Equity                1994       1993
     ------------------------------------                ----       ----

Current liabilities
  Short-term borrowings                              $   81,805     62,242
  Trade payables                                        165,378    173,545
  Accrued liabilities                                   417,763    420,476
  Income taxes                                           98,786     92,051
                                                      ---------  ---------
    Total current liabilities                           763,732    748,314

Long-term debt, excluding current installments          150,000    200,510
Deferred liabilities                                     69,226     67,511
                                                      ---------  ---------
    Total liabilities                                   982,958  1,016,335
                                                      ---------  ---------
Shareholders' equity
  Preference stock of $2.50 par value.
   Authorized 5,000,000 shares; none issued                   -          -
  Common stock of $.50 par value.  Authorized
   300,000,000 shares; issued 88,085,802 shares
   in 1994 and 87,795,251 shares in 1993                 44,043     43,898
  Additional paid-in capital                            282,151    296,823
  Retained earnings                                   1,071,416    920,956
  Cumulative translation adjustments                     14,526     15,006
  Treasury stock, at cost, 557,455 shares in 1994       (16,719)         -
                                                      ---------  ---------
    Total shareholders' equity                        1,395,417  1,276,683
                                                      ---------  ---------

    Total liabilities and shareholders' equity       $2,378,375  2,293,018
                                                      =========  =========



See accompanying notes to consolidated financial statements.



                          HASBRO, INC. AND SUBSIDIARIES

                       Consolidated Statements of Earnings
                         Fiscal Years Ended in December

                    (Thousands of Dollars Except Share Data)


                                              1994       1993       1992
                                              ----       ----       ----

Net revenues                              $2,670,262  2,747,176  2,541,055
Cost of sales                              1,161,479  1,182,567  1,094,031
                                           ---------  ---------  ---------
      Gross profit                         1,508,783  1,564,609  1,447,024
                                           ---------  ---------  ---------
Expenses
  Amortization                                36,903     35,366     33,528
  Royalties, research and development        273,039    280,571    249,851
  Advertising                                397,094    383,918    377,219
  Selling, distribution and administration   493,570    498,066    461,888
  Restructuring charges                       12,500     15,500          -
                                           ---------  ---------  ---------
    Total expenses                         1,213,106  1,213,421  1,122,486
                                           ---------  ---------  ---------
      Operating profit                       295,677    351,188    324,538
                                           ---------  ---------  ---------
Nonoperating (income) expense
  Interest expense                            30,789     29,814     35,891
  Other (income), net                        (26,681)    (3,836)    (3,729)
                                           ---------  ---------  ---------
    Total nonoperating expense                 4,108     25,978     32,162
                                           ---------  ---------  ---------
      Earnings before income taxes and
       cumulative effect of change in
       accounting principles                 291,569    325,210    292,376
Income taxes                                 112,254    125,206    113,212
                                           ---------  ---------  ---------
      Earnings before cumulative
       effect of change in accounting
       principles                            179,315    200,004    179,164
Cumulative effect of change in
 accounting principles                        (4,282)         -          -
                                           ---------  ---------  ---------
      Net earnings                        $  175,033    200,004    179,164
                                           =========  =========  =========

Per common share
  Earnings before cumulative effect
   of change in accounting principles     $     2.01       2.22       2.01
                                           =========  =========  =========
  Net earnings                            $     1.96       2.22       2.01
                                           =========  =========  =========
  Cash dividends declared                 $      .28        .24        .20
                                           =========  =========  =========

See accompanying notes to consolidated financial statements.




                          HASBRO, INC. AND SUBSIDIARIES

                 Consolidated Statements of Shareholders' Equity
                          Fiscal Years Ended in December

                              (Thousands of Dollars)


                                              1994       1993       1992
                                              ----       ----       ----

Common stock
  Balance at beginning of year            $   43,898     43,588     43,397
  Stock option and warrant transactions          145        310        191
                                           ---------  ---------  ---------
     Balance at end of year                   44,043     43,898     43,588
                                           ---------  ---------  ---------

Additional paid-in capital
  Balance at beginning of year               296,823    287,478    276,725
  Stock option and warrant transactions      (14,672)     9,345     10,753
                                           ---------  ---------  ---------
     Balance at end of year                  282,151    296,823    287,478
                                           ---------  ---------  ---------

Retained earnings
  Balance at beginning of year               920,956    741,987    580,211
  Net earnings                               175,033    200,004    179,164
  Dividends declared                         (24,573)   (21,035)   (17,388)
                                           ---------  ---------  ---------
    Balance at end of year                 1,071,416    920,956    741,987
                                           ---------  ---------  ---------

Cumulative translation adjustments
  Balance at beginning of year                15,006     32,568     60,297
  Equity adjustments from foreign
   currency translation                         (480)   (17,562)   (27,729)
                                           ---------  ---------  ---------
    Balance at end of year                    14,526     15,006     32,568
                                           ---------  ---------  ---------

Treasury stock
  Balance at beginning of year                     -          -     (5,361)
  Purchases                                  (26,140)         -          -
  Stock option and warrant transactions        9,421          -      5,361
                                           ---------  ---------  ---------
    Balance at end of year                   (16,719)         -          -
                                           ---------  ---------  ---------

    Total shareholders' equity            $1,395,417  1,276,683  1,105,621
                                           =========  =========  =========


See accompanying notes to consolidated financial statements.



                          HASBRO, INC. AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows
                          Fiscal Years Ended in December

                              (Thousands of Dollars)


                                              1994       1993       1992
                                              ----       ----       ----

Cash flows from operating activities
  Net earnings                              $175,033    200,004    179,164
  Adjustments to reconcile net earnings
   to net cash provided by operating
   activities:
    Depreciation and amortization of plant
     and equipment                            85,368     65,282     62,087
    Other amortization                        36,903     35,366     33,528
    Deferred income taxes                     (1,245)     2,281      2,228
    Gain on investments                      (25,284)         -          -
  Change in operating assets and liabilities
   (other than cash and cash equivalents):
    (Increase) decrease in accounts
     receivable                                9,871    (90,833)  (132,935)
    (Increase) decrease in inventories        28,678    (34,088)   (15,182)
    (Increase) decrease in prepaid expenses
     and other current assets                 (3,142)    (8,434)     9,555
    (Decrease) increase in trade payables
     and accrued liabilities                 (22,231)    52,761     94,820
  Other                                         (166)    (5,102)    (3,455)
                                             -------    -------    -------
      Net cash provided by operating
       activities                            283,785    217,237    229,810
                                             -------    -------    -------
Cash flows from investing activities
  Additions to property, plant and
   equipment                                (110,944)   (99,792)   (90,431)
  Investments and acquisitions, net of
   cash acquired                            (192,379)   (32,171)   (13,516)
  Purchase of marketable securities                -   (141,411)  (144,000)
  Sale of investments                         59,322    141,839    144,000
  Other                                         (177)     5,534      9,953
                                             -------    -------    -------
      Net cash utilized by investing
       activities                           (244,178)  (126,001)   (93,994)
                                             -------    -------    -------
Cash flows from financing activities
  Net (payments) proceeds of short-term
   borrowing                                  18,938     (9,054)    38,397
  Repayment of long-term debt                (53,736)   (11,705)  (161,413)
  Purchase of common stock                   (26,140)         -          -
  Stock option and warrant transactions       (5,106)     9,655     16,305
  Dividends paid                             (23,711)   (20,125)   (16,476)
                                             -------    -------    -------
      Net cash utilized by financing
       activities                            (89,755)   (31,229)  (123,187)
                                             -------    -------    -------


                          HASBRO, INC. AND SUBSIDIARIES

                 Consolidated Statements of Cash Flows, Continued
                          Fiscal Years Ended in December

                              (Thousands of Dollars)


                                              1994       1993       1992
                                              ----       ----       ----

Effect of exchange rate changes on cash          922        294     (7,290)
                                             -------    -------    -------
      Increase (decrease) in cash and
       cash equivalents                      (49,226)    60,301      5,339
Cash and cash equivalents at beginning
 of year                                     186,254    125,953    120,614
                                             -------    -------    -------
      Cash and cash equivalents at end
       of year                              $137,028    186,254    125,953
                                             =======    =======    =======


Supplemental information
  Cash paid during the year for
    Interest                                $ 33,471     31,842     41,665
    Income taxes                            $ 99,601    107,716     83,160



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

      Cost in Excess of Net Assets Acquired and Other Intangibles
      -----------------------------------------------------------
The Company continually monitors its cost in excess of net assets acquired (goodwill) and its other intangibles to determine whether any impairment of these assets has occurred. In making such determination with respect to goodwill, the Company evaluates the performance, on an undiscounted basis, of the underlying businesses which gave rise to such amount. With respect to other intangibles, which include the cost of license agreements, trademarks and copyrights and cost in excess of net assets acquired through the purchase of product rights and licenses, the Company bases its determination on the performance, on an undiscounted basis, of the related products or product lines. Approximately 75% of the Company's goodwill and other intangibles result from the 1984 acquisition of Milton Bradley Company, including its Playskool and international subsidiaries, and the 1991 acquisition of Tonka Corporation, including its Kenner, Parker Brothers and international units. The assets acquired in these transactions continue to contribute a significant portion of the Company's net revenues and earnings. A further 19% is attributable to the Company's two acquisitions during 1994 (see note 2).



                       HASBRO, INC. AND SUBSIDIARIES

           Notes to Consolidated Financial Statements, Continued

                 (Thousands of Dollars Except Share Data)


Substantially all costs in excess of net assets (goodwill) of subsidiaries acquired are being amortized on the straight-line method over forty years.

Other intangibles, which include the cost of license agreements, trademarks and copyrights and cost in excess of net assets acquired through the purchase of product rights and licenses, are being amortized over five to twenty-five years using the straight-line method.

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

      Income Taxes
      ------------
The Company uses the asset and liability approach for financial accounting and reporting for income taxes. Deferred income taxes have not been provided on undistributed earnings of foreign subsidiaries as substantially all of such earnings are indefinitely reinvested by the Company.

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



                       HASBRO, INC. AND SUBSIDIARIES

           Notes to Consolidated Financial Statements, Continued

                 (Thousands of Dollars Except Share Data)


      Pension Plans, Postretirement and Postemployment Benefits
      ---------------------------------------------------------
The Company, except for certain foreign subsidiaries, has pension plans covering substantially all of its full-time employees. Pension expense is based on actuarial computations of current and future benefits. The Company's policy is to fund amounts which are required by applicable regulations and which are tax deductible. The estimated amounts of future payments to be made under other retirement programs are being accrued currently over the period of active employment and are also included in pension expense.

The Company has a contributory postretirement health and life insurance plan covering substantially all employees who retire under any of the Company's domestic defined benefit pension plans and meet certain age and length of service requirements. It also has several plans covering certain groups of employees which may provide benefits to such employees following their period of employment but prior to their retirement. At the beginning of 1994, the Company adopted Statement of Financial Accounting Standards No. 112, Employers' Accounting for Postemployment Benefits (SFAS 112) and at the beginning of 1992, adopted Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions (SFAS 106). Both SFAS 112 and SFAS 106 require that the cost of such benefits be accrued over the employee service period, a change from the Company's prior practice of recording those costs when incurred.

      Research and Development
      ------------------------
Research and product development costs for 1994, 1993 and 1992 were $135,406, $125,566 and $109,655, respectively.

      Advertising
      -----------
Production costs of commercials and programming are charged to operations in the fiscal year first aired. The costs of other advertising, promotion and marketing programs are charged to operations in the fiscal year incurred.

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



                       HASBRO, INC. AND SUBSIDIARIES

           Notes to Consolidated Financial Statements, Continued

                 (Thousands of Dollars Except Share Data)


The weighted average number of shares outstanding used in the computation of earnings per common share was 89,330,752, 90,030,568 and 89,085,751 in 1994, 1993 and 1992, respectively.

The difference between primary and fully diluted earnings per share was not significant for any year.

 (2) Acquisitions and Investments
     ----------------------------
On August 4, 1994, the Company purchased certain game and puzzle assets of Western Publishing Company, Inc. and on November 30, 1994 purchased the Games Division of John Waddington PLC. The total consideration for these purchases is estimated by the Company to be $177,379. Accounting for these acquisitions using the purchase method, the Company allocated the purchase price based on estimates of fair market value which included $28,890 of net tangible assets, $132,022 of product rights and licenses and $16,467 of cost in excess of net assets acquired.

During the third quarter of 1994, the Company liquidated its minority investments in J.W. Spear & Sons PLC and Virgin Interactive Entertainment plc, acquired in 1990 and 1993, respectively. While these investments had initially been made for the long-term, the 1994 disposition of their interests by the majority shareholders of each entity resulted in the Company's decision to do likewise.

 (3) Inventories
     -----------
                                                         1994       1993
                                                         ----       ----

      Finished products                                $181,202    183,899
      Work in process                                    19,342     22,486
      Raw materials                                      43,863     43,682
                                                        -------    -------
                                                       $244,407    250,067
                                                        =======    =======



                       HASBRO, INC. AND SUBSIDIARIES

           Notes to Consolidated Financial Statements, Continued

                 (Thousands of Dollars Except Share Data)


 (4) Property, Plant and Equipment
     -----------------------------
                                                         1994       1993
                                                         ----       ----

      Land and improvements                            $ 15,655     12,010
      Buildings and improvements                        206,523    188,713
      Machinery and equipment                           209,794    173,050
                                                        -------    -------
                                                        431,972    373,773
      Less accumulated depreciation                     163,358    133,182
                                                        -------    -------
                                                        268,614    240,591
      Tools, dies and molds, less accumulated
       amortization                                      40,265     39,212
                                                        -------    -------
                                                       $308,879    279,803
                                                        =======    =======

Expenditures for maintenance and repairs which do not materially extend the life of the assets are charged to operations.

 (5) Short-Term Borrowings
     ---------------------
The Company has available unsecured committed and uncommitted lines of credit from various banks approximating $450,000 and $900,000, respectively. All of the short-term borrowings outstanding at the end of 1994 and 1993 represent bank borrowings of foreign units made under these lines of credit at weighted average interest rates of 9.6% and 9.0%, respectively. The Company's working capital needs were fulfilled by borrowing under these lines of credit and through the issuance of commercial paper, both of which were on terms and at interest rates generally extended to companies of comparable credit worthiness. Included as part of the committed line is $440,000 available from a revolving credit agreement. This agreement contains certain restrictive covenants with which the Company is in compliance. Compensating balances and facility fees were not material.

 (6) Accrued Liabilities
     -------------------
                                                         1994       1993
                                                         ----       ----

      Royalties                                        $ 76,602     83,820
      Advertising                                       119,334    116,243
      Payroll and management incentives                  30,880     37,438
      Other                                             190,947    182,975
                                                        -------    -------
                                                       $417,763    420,476
                                                        =======    =======



                       HASBRO, INC. AND SUBSIDIARIES

           Notes to Consolidated Financial Statements, Continued

                 (Thousands of Dollars Except Share Data)


 (7) Long-Term Debt
     --------------
                                                         1994       1993
                                                         ----       ----

      6% Convertible Subordinated Notes Due 1998.
       Interest is paid semi-annually.(a)              $150,000    150,000
      Subordinated variable rate notes due 1995.(b)          -      50,000
      Other (excluding current installments).                -         510
                                                        -------    -------
                                                       $150,000    200,510
                                                        =======    =======

(a) These notes are convertible into common stock at a conversion price of $29.33 per share and are redeemable, at a premium, by the Company.

(b) These notes were redeemed on September 22, 1994.

Current installments aggregated $3,236 at December 26, 1993 and were included in trade payables. All of the long-term debt outstanding at December 25, 1994 matures in 1998.

 (8) Income Taxes
     ------------
Income taxes attributable to earnings before income taxes are:

                                              1994       1993       1992
                                              ----       ----       ----
      Current
        Federal                             $ 60,539     81,770     64,825
        Foreign                               42,543     28,614     33,147
        State and local                       10,417     12,541     13,012
                                             -------    -------    -------
                                             113,499    122,925    110,984
                                             -------    -------    -------

      Deferred
        Federal                                1,924        315      2,612
        Foreign                               (3,349)     1,817       (663)
        State and local                          180        149        279
                                             -------    -------    -------
                                              (1,245)     2,281      2,228
                                             -------    -------    -------
                                            $112,254    125,206    113,212
                                             =======    =======    =======



                       HASBRO, INC. AND SUBSIDIARIES

           Notes to Consolidated Financial Statements, Continued

                 (Thousands of Dollars Except Share Data)


The cumulative effect of the change in accounting principles resulting from the adoption of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, increased 1992 net earnings by $12,349.

Certain tax benefits are not reflected in income taxes on the Consolidated Statements of Earnings. Such benefits of $9,800 in 1994, $6,299 in 1993 and $12,583 in 1992, relate primarily to stock options and cumulative effect of changes in accounting principles.

A reconciliation of the statutory United States federal income tax rate to the Company's effective income tax rate is as follows:

                                              1994       1993       1992
                                              ----       ----       ----

      Statutory income tax rate               35.0%      35.0%      34.0%
      State and local income taxes, net
       of federal income tax effect            2.4        2.6        3.0
      Amortization of goodwill                 1.6        1.4        1.4
      Foreign earnings taxed at rates other
       than the United States statutory rate   (.7)         -        (.6)
      Other, net                                .2        (.5)        .9
                                              ----       ----       ----
                                              38.5%      38.5%      38.7%
                                              ====       ====       ====

The components of earnings before income taxes are as follows:

                                              1994       1993       1992
                                              ----       ----       ----

      Domestic                              $177,672    243,820    190,268
      Foreign                                113,897     81,390    102,108
                                             -------    -------    -------
                                            $291,569    325,210    292,376
                                             =======    =======    =======



                       HASBRO, INC. AND SUBSIDIARIES

           Notes to Consolidated Financial Statements, Continued

                 (Thousands of Dollars Except Share Data)


The components of deferred income tax expense arise from various temporary differences and relate to items included in the statements of earnings. During 1993, domestic deferred tax assets and liabilities were adjusted for the effect of legislation enacted that year increasing the United States federal tax rate from 34% to 35%. The adjustment decreased the 1993 deferred tax expense by $1,266.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 25, 1994 and December 26, 1993 are:

                                                         1994       1993
                                                         ----       ----

      Deferred tax assets:
        Accounts receivable                            $ 27,782     30,049
        Inventories                                      12,600     12,090
        Net operating loss and other loss
         carryovers                                      16,923     11,073
        Operating expenses                               33,948     32,393
        Postretirement benefits                          11,487      8,675
        Other                                            41,223     39,554
                                                        -------    -------
          Total gross deferred tax assets               143,963    133,834
        Valuation allowance                             (11,829)   (10,376)
                                                        -------    -------
          Net deferred tax assets                       132,134    123,458
                                                        -------    -------

      Deferred tax liabilities:
        Property rights and property, plant
         and equipment                                   64,743     68,614
        Other                                             7,786      6,468
                                                        -------    -------
          Total gross deferred tax liabilities           72,529     75,082
                                                        -------    -------
      Net deferred income taxes                        $ 59,605     48,376
                                                        =======    =======

The Company has a valuation allowance for deferred tax assets at December 25, 1994 of $11,829, which is an increase of $1,453 from the $10,376 at December 26, 1993. These allowances pertain to certain foreign operating loss carryforwards, some of which have no expiration and others that will expire beginning in 1997. If fully realized, future income tax expense will be reduced by $11,829.



                       HASBRO, INC. AND SUBSIDIARIES

           Notes to Consolidated Financial Statements, Continued

                 (Thousands of Dollars Except Share Data)


Based on the Company's history of taxable income and the anticipation of sufficient taxable income in years when the temporary differences are expected to become tax deductions, the Company believes that it will realize the benefit of the deferred tax assets, net of the existing valuation allowance. More than 70% of the deferred tax assets are expected to be realized during the next two years.

Deferred income taxes of $83,730 and $78,413 at the end of 1994 and 1993, respectively, are included as a component of prepaid expenses and other current assets.

The cumulative amounts of undistributed earnings of the Company's foreign subsidiaries held for reinvestment amounted to approximately $289,000 and $271,000 at December 25, 1994 and December 26, 1993, respectively.

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

      Common Stock
      ------------
In August 1990, the Board authorized the purchase of up to 4,500,000 shares of the Company's common stock and in June 1994, the Executive Committee of the Board authorized the purchase of up to an additional 5,000,000 shares. At December 25, 1994, a balance of 6,564,100 shares remained under these authorizations.



                       HASBRO, INC. AND SUBSIDIARIES

           Notes to Consolidated Financial Statements, Continued

                 (Thousands of Dollars Except Share Data)


(10) Employee Stock Options and Warrants
     -----------------------------------
The Company has a Non-Qualified Stock Option Plan, an Incentive Stock Option Plan, a 1992 Stock Incentive Plan and a Stock Option Plan for Non-Employee Directors (the plans).

The Company has reserved 7,105,011 shares of its common stock for issuance upon exercise of options granted or to be granted under the plans. These options generally vest in equal annual amounts over three to five years beginning one year after grant. The plans provide that options be granted at exercise prices not less than market value on the date the option is granted and options are adjusted for such changes as stock splits and stock dividends. No options are exercisable for periods of more than ten years after date of grant. Although certain of the plans may permit the granting of awards in the form of stock options, stock appreciation rights, stock awards and cash awards, to date, only stock options have been granted.

On July 12, 1994, the Company's outstanding warrants expired. The Company elected to pay exercising warrantholders in cash rather than issue shares of its stock.

The changes in outstanding options and warrants for the three years ended December 25, 1994 follow:

                                                Shares      Exercise Price
                                            (In Thousands)     Per Share
                                             ------------   --------------

      Outstanding at December 29, 1991          4,944      $ 1.48 - $53.88
        Granted                                 1,333       25.00 -  31.88
        Exercised                              (1,012)       1.48 -  25.00
        Expired and canceled                      (61)       7.58 -  53.88
                                                -----
      Outstanding at December 27, 1992          5,204        7.58 -  43.49
        Granted                                 2,712       31.62 -  37.44
        Exercised                                (730)       7.58 -  31.62
        Expired and canceled                      (63)      10.25 -  38.29
                                                -----
      Outstanding at December 26, 1993          7,123        7.58 -  43.49
        Granted                                 1,246       29.56 -  36.58
        Exercised                              (1,994)       7.58 -  31.88
        Expired and canceled                     (505)      10.25 -  38.29
                                                -----
      Outstanding at December 25, 1994          5,870      $ 7.58 - $43.49
                                                =====



                       HASBRO, INC. AND SUBSIDIARIES

           Notes to Consolidated Financial Statements, Continued

                 (Thousands of Dollars Except Share Data)


The number of shares exercisable at the end of 1994, 1993 and 1992 were 2,176,568, 2,919,654 and 2,831,801, respectively. The prices at which these shares may be exercised are those shown for outstanding options and warrants in the preceding table.

(11) Pension, Postretirement and Postemployment Benefits
     ---------------------------------------------------
      Pension Benefits
      ----------------
The Company's net pension and profit sharing cost for 1994, 1993 and 1992 was approximately $12,500, $12,900 and $11,400, respectively.

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

The net periodic pension cost of these plans included the following components:

                                              1994       1993       1992
                                              ----       ----       ----
      Benefits earned during the year        $ 7,029      5,630      5,248
      Interest cost on projected benefits      8,219      7,243      5,438
      Actual return on plan assets              (521)   (10,834)    (5,183)
      Net amortization and deferral           (8,429)     3,190     (1,099)
                                              ------     ------     ------
                                             $ 6,298      5,229      4,404
                                              ======     ======     ======

The funded status and the amounts recognized in the Company's balance sheets relating to these plans are:



                       HASBRO, INC. AND SUBSIDIARIES

           Notes to Consolidated Financial Statements, Continued

                 (Thousands of Dollars Except Share Data)


                                    1994                    1993
                           ----------------------- -----------------------
                           Plans With  Plans With  Plans With  Plans With
                             Assets    Accumulated   Assets    Accumulated
                            Exceeding   Benefits    Exceeding   Benefits
                           Accumulated  Exceeding  Accumulated  Exceeding
                            Benefits     Assets     Benefits     Assets
                           ----------- ----------- ----------- -----------

      Actuarial present value of:
        Vested benefits      $ 76,761       4,626      14,144      58,581
        Nonvested benefits      1,403         719         409       1,447
                              -------      ------      ------      ------
        Accumulated benefit
         obligation            78,164       5,345      14,553      60,028
        Effect of assumed
         increase in
         compensation level    21,937       6,024           -      30,301
                              -------      ------      ------      ------
        Projected benefit
         obligation           100,101      11,369      14,553      90,329
      Net assets available
       for benefits           108,990         630      23,159      80,413
                              -------      ------      ------      ------
      Plan assets in excess
       of (less than)
       projected benefits    $  8,889     (10,739)      8,606      (9,916)
                              =======      ======      ======      ======
       Consisting of:
        Unrecognized net
         asset               $  2,059           -         782       1,618
        Unrecognized prior
         service cost            (897)     (4,850)       (841)     (2,204)
        Unrecognized net gain
         (loss)                 8,313        (425)      5,864       2,146
        Prepaid (accrued)
         pension recognized
         in the balance sheet    (586)     (5,464)      2,801     (11,476)
                              -------      ------      ------      ------
                             $  8,889     (10,739)      8,606      (9,916)
                              =======      ======      ======      ======

The assets of the funded plans are managed by investment advisors and consist primarily of pooled indexed and actively managed bond and stock funds. The projected benefits have been determined using assumed discount rates of 8.5% for 1994, 7.2% for 1993 and 8% for 1992, assumed long-term rates of compensation increase of 5% for 1994 and 1993 and 5.5% for 1992 and an assumed long-term rate of return on plan assets of 9% for all years.



                       HASBRO, INC. AND SUBSIDIARIES

           Notes to Consolidated Financial Statements, Continued

                 (Thousands of Dollars Except Share Data)


The Company also has a profit sharing plan covering substantially all of its domestic non-union employees. The plan provides for an annual discretionary contribution by the Company which for 1994, 1993 and 1992 was approximately $5,100, $6,100 and $5,400, respectively.

       Foreign Plans
       -------------
Pension coverage for employees of the Company's foreign subsidiaries is provided, through separate plans, to the extent deemed appropriate. These plans were neither significant individually nor in the aggregate.

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

The cumulative effect of the change in accounting principles resulting from the adoption of SFAS 106 reduced 1992 earnings by $19,457 ($12,135 after tax).

The accumulated benefit obligation relating to this plan at December 25, 1994 and December 26, 1993 consists of:

                                                         1994       1993
                                                         ----       ----

      Retired employees                                 $16,148     16,265
      Fully eligible active employees                     1,267      1,329
      Other active employees                              7,086      5,898
                                                         ------     ------
                                                        $24,501     23,492
                                                         ======     ======



                       HASBRO, INC. AND SUBSIDIARIES

           Notes to Consolidated Financial Statements, Continued

                 (Thousands of Dollars Except Share Data)


The net periodic postretirement benefit cost included the following components:

                                              1994       1993       1992
                                              ----       ----       ----

      Benefits earned during the period      $   403        338        290
      Interest cost on projected benefits      1,709      1,783      1,640
                                              ------     ------     ------
                                               2,112      2,121      1,930
      Recognition of transition obligation         -          -     19,457
                                              ------     ------     ------
                                             $ 2,112      2,121     21,387
                                              ======     ======     ======

For measuring the expected postretirement benefit obligation, a 9.2%, 10.4% and 12.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1994, 1993 and 1992, respectively. These rates were further assumed to decrease gradually to 6%, 5% and 6%, respectively, in 2012 and remain level thereafter. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 8.5% in 1994, 7.2% in 1993 and 8.0% in 1992.

If the health care cost trend rate were increased one percentage point in each year, the accumulated postretirement benefit obligation at December 25, 1994 would have increased by approximately 11% and the aggregate of the benefits earned during the period and the interest cost would have each increased by approximately 12%.

      Postemployment Benefits
      -----------------------
The Company has several plans covering certain groups of employees which may provide benefits to such employees following their period of active employment but prior to their retirement. These plans include certain severance plans which provide benefits to employees involuntarily terminated and certain plans which continue the Company's health and life insurance contributions for employees who have left the Company's employ under terms of its long-term disability plan.

The Company adopted the provisions of SFAS 112 as of the beginning of 1994. SFAS 112 requires that the cost of certain postemployment benefits be accrued over the employee service period which is a change from the Company's prior practice of recording such benefits when incurred. The effect of initially applying SFAS 112, net of a deferred tax benefit of $2,513, has been recorded as the cumulative effect of a change in accounting principles. Other than this, the adoption of SFAS 112 has neither had a significant effect on the Company's earnings or its financial condition nor is it expected to in the future.



                       HASBRO, INC. AND SUBSIDIARIES

           Notes to Consolidated Financial Statements, Continued

                 (Thousands of Dollars Except Share Data)


(12) Leases
     ------
The Company occupies certain manufacturing facilities and sales offices and uses certain equipment under various operating lease arrangements. The rent expense under such arrangements, net of sublease income which is not material, for 1994, 1993 and 1992 amounted to $39,186, $37,917 and $34,609, respectively.

Minimum rentals, net of minimum sublease income which is not material, under long-term operating leases for the five years subsequent to 1994 and in the aggregate are as follows:

      1995                                                        $ 30,695
      1996                                                          21,762
      1997                                                          17,697
      1998                                                          14,621
      1999                                                          12,061
      Later years                                                   66,792
                                                                   -------
                                                                  $163,628
                                                                   =======

All leases expire prior to 2014. Real estate taxes, insurance and maintenance expenses are generally obligations of the Company. It is expected that in the normal course of business, leases that expire will be renewed or replaced by leases on other properties; thus, it is anticipated that future minimum lease commitments will not be less than the amounts shown for 1994.

In addition, the Company leases certain facilities which, as a result of the restructuring of operations, are no longer in use. Future costs relating to such facilities were included as a component of the restructuring charge and thus are not included in the table above.

(13) Restructuring
     -------------
During the fourth quarter of 1993, the Company recorded a restructuring charge of $15,500, primarily related to the closure of its manufacturing facility in The Netherlands. This closure was initially planned for the second quarter of 1994, however, the actions necessary to comply with local regulations relating to such closure took longer than anticipated and the closure will not be completed until the first quarter of 1995. As a result, the major portion of the liability established for this action remains to be paid.

During the third quarter of 1994, the Company recorded a restructuring charge of $12,500, primarily related to the reorganization of its Domestic Toy Group and the consolidation of its domestic manufacturing operations. While these actions have been substantially completed, due to timing of the pay-outs, a majority of the liability remains to be paid.



                       HASBRO, INC. AND SUBSIDIARIES

           Notes to Consolidated Financial Statements, Continued

                 (Thousands of Dollars Except Share Data)


(14) Financial Instruments
     ---------------------
The Company's financial instruments include cash and cash equivalents, accounts receivable, short- and long-term borrowings, accounts payable, accrued liabilities and foreign currency forward exchange contracts. At December 25, 1994, the carrying value of these instruments approximated their fair value based on current market prices and rates and there were no material unrealized gains or losses on foreign currency forward exchange contracts.

As estimates of the fair values of financial instruments are subjective and involve uncertainties and judgments, they cannot be determined with precision. Any changes in assumptions would affect these estimates.

The Company's policy is not to enter into derivative financial instruments for speculative purposes. It does enter into certain foreign currency forward exchange contracts to protect itself from adverse currency rate fluctuations on identifiable foreign currency commitments made in the ordinary course of business. These contracts, which relate to future purchases of inventory, are denominated in currencies of major industrial countries and entered into with creditworthy banks for terms of not more than twelve months. The Company does not anticipate any material adverse effect on its results of operations or financial position from these contracts.

(15) Commitments and Contingencies
     -----------------------------
The Company had unused open letters of credit of approximately $15,000 and $19,000 at December 25, 1994 and December 26, 1993, respectively.

The Company had the equivalent of approximately $80,000 and $65,000 of forward exchange contracts outstanding at December 25, 1994 and December 26, 1993, respectively. Such contracts have been determined to be hedges of foreign currency commitments and as such any gain or loss has been deferred and will be included in the measurement of the related transaction. The aggregate amount of gains and losses resulting from foreign currency transactions was not material.

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's future results of operations or liquidity.



                       HASBRO, INC. AND SUBSIDIARIES

           Notes to Consolidated Financial Statements, Continued

                 (Thousands of Dollars Except Share Data)


(16) Segment Reporting
     -----------------
      Industry and Geographic Information
      -----------------------------------
The Company operates primarily in one industry segment which includes the development, manufacture and marketing of toy products and related items and the licensing of certain related properties.

Information about the Company's operations in different geographic areas, determined by the location of the subsidiary or unit, for each of the fiscal years in the three-year period ended December 1994 follows. The Company's primary operations in areas outside of the United States include Europe, Canada, Mexico, Australia and New Zealand and Hong Kong. As the foreign areas have similar business environments and the Company's operations in those areas are similar, they are presented as one category.

                                              1994       1993       1992
                                              ----       ----       ----

      Net revenues:
        United States                     $1,530,928  1,670,272  1,506,522
        Foreign                            1,139,334  1,076,904  1,034,533
                                           ---------  ---------  ---------
                                          $2,670,262  2,747,176  2,541,055
                                           =========  =========  =========
      Operating profit:
        United States                     $  169,782    242,038    193,466
        Foreign                              125,895    109,150    131,072
                                           ---------  ---------  ---------
                                          $  295,677    351,188    324,538
                                           =========  =========  =========
      Identifiable assets:
        United States                     $1,612,982  1,540,887  1,451,951
        Foreign                              765,393    752,131    630,815
                                           ---------  ---------  ---------
                                          $2,378,375  2,293,018  2,082,766
                                           =========  =========  =========



                       HASBRO, INC. AND SUBSIDIARIES

           Notes to Consolidated Financial Statements, Continued

                 (Thousands of Dollars Except Share Data)


      Other Information
      -----------------
The Company markets its products primarily to customers in the retail sector. Although the Company closely monitors the credit worthiness of its customers, adjusting credit policies and limits as deemed appropriate, a substantial portion of its customers' ability to discharge amounts owed is dependent upon the retail economic environment.

Sales to the Company's two largest customers, Toys R Us, Inc. and Wal-Mart Stores, Inc., amounted to 21% and 12%, respectively, of consolidated net revenues during 1994, 20% and 11%, respectively, in 1993 and 17% and 9%, respectively, in 1992.


(17) Quarterly Financial Data (Unaudited)
     ------------------------------------
                                       Quarter
                           ----------------------------------
                           First   Second    Third     Fourth     Full Year
                1994       -----   ------    -----     ------     ---------
                ----
      Net revenues      $489,133  444,324  796,222    940,583    2,670,262
      Gross profit      $280,933  241,146  444,093    542,611    1,508,783
      Earnings before
       income taxes and
       cumulative ef-
       fect of changes
       in accounting
       principles       $ 43,443    2,657  122,196(a) 123,273      291,569
      Net earnings      $ 22,435    1,634   75,151     75,813      175,033
                         =======  =======  =======    =======    =========
      Per common share
        Earnings before
         cumulative
         effect of
         change in
         accounting
         principles     $    .30      .02      .85        .86         2.01
        Earnings        $    .25      .02      .85        .86         1.96

        Market price
          High          $ 36 5/8   36 1/8   32 1/8     33 1/2       36 5/8
          Low           $ 33 3/8   28 1/8   28 1/8     27 7/8       27 7/8

        Cash dividends
         declared       $    .07      .07      .07        .07          .28



                       HASBRO, INC. AND SUBSIDIARIES

           Notes to Consolidated Financial Statements, Continued

                 (Thousands of Dollars Except Share Data)

                                       Quarter
                          ----------------------------------
                          First   Second    Third     Fourth     Full Year
               1993       -----   ------    -----     ------     ---------
               ----
      Net revenues      $487,036  515,551  812,393    932,196    2,747,176
      Gross profit      $279,015  294,031  461,329    530,234    1,564,609
      Earnings before
       income taxes     $ 42,871   43,791  122,865    115,683(b)   325,210
      Net earnings      $ 26,580   27,150   75,548     70,726      200,004
                         =======  =======  =======    =======    =========
      Per common share
        Earnings        $    .30      .30      .84        .78         2.22

        Market price
          High          $ 34 7/8   38 3/8   39 5/8     40 1/8       40 1/8
          Low           $ 28 1/8   29 7/8   34         35 1/8       28 1/8

        Cash dividends
         declared       $    .06      .06      .06        .06          .24

                                       Quarter
                          ----------------------------------
                          First   Second    Third     Fourth     Full Year
               1992       -----   ------    -----     ------     ---------
               ----
      Net revenues      $452,569  485,958  771,192    831,336    2,541,055
      Gross profit      $256,609  276,545  437,373    476,497    1,447,024
      Earnings before
       income taxes     $ 38,552   37,540  111,415    104,869      292,376
      Net earnings      $ 23,408   22,712   67,406     65,638      179,164
                         =======  =======  =======    =======    =========
      Per common share
        Earnings        $    .26      .26      .75        .73         2.01

        Market price
          High          $ 28 1/4   29 3/4   34 3/8     35 7/8       35 7/8
          Low           $ 23 3/4   23 1/8   26 1/2     31 1/2       23 1/8

        Cash dividends
         declared       $    .05      .05      .05        .05          .20

(a) Includes the effect of a nonrecurring charge of $12,500 relating to restructuring of operations. (See note 13)

(b) Includes the effect of a nonrecurring charge of $15,500 relating to restructuring of operations. (See note 13)