Form 10-K405, Exhibit 13
period 1995-12-31
HASBRO INC
filed 1996-03-29
CIK 46080

EXHIBIT 13
                           HASBRO, INC. AND SUBSIDIARIES

                         Selected Information Contained in
                           Annual Report to Shareholders

                       for the Year Ended December 31, 1995


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

  1995
    1st Quarter           $33 7/8      28 3/8               $.08
    2nd Quarter            35 1/4      31 3/8                .08
    3rd Quarter            33 1/2      29 3/4                .08
    4th Quarter            32 5/8      28 1/2                .08

The approximate number of holders of record of the Company's Common Stock as of March 1, 1996 was 5,000.

  Dividends
  ---------

Declaration of dividends is at the discretion of the Company's Board of Directors and will depend upon the earnings, financial condition of the Company and such other factors as the Board of Directors deems appropriate. Payment of dividends is further subject to restrictions contained in agreements relating to the Company's outstanding long-term debt. At December 31, 1995, under the most restrictive agreement the full amount of retained earnings is free of restrictions.

On February 16, 1996 the Company's Board of Directors declared a quarterly cash dividend on the Company's Common Stock of $.10 per share payable on May 17, 1996 to holders of record on May 3, 1996.




SELECTED FINANCIAL DATA
-----------------------
  (Thousands of Dollars and Shares Except per share Data and Ratios)

                                           Fiscal Year
                         ------------------------------------------------
                         1995       1994       1993       1992       1991
                         ----       ----       ----       ----       ----
Statement of
 Earnings Data:

  Net revenues       $2,858,210  2,670,262  2,747,176  2,541,055  2,141,096
  Net earnings
   before cumulative
   effect of change
   in accounting
   principles        $  155,571    179,315    200,004    179,164     81,654
  Net earnings       $  155,571    175,033    200,004    179,164     81,654

Per Common Share
 Data:

  Net earnings
   before cumulative
   effect of change
   in accounting
   principles        $     1.76       2.01       2.22       2.01        .94
  Net earnings       $     1.76       1.96       2.22       2.01        .94
  Cash dividends
   declared          $      .32        .28        .24        .20        .16

Balance Sheet Data:

  Total assets       $2,616,388  2,378,375  2,293,018  2,082,766  1,950,127
  Long-term debt     $  149,991    150,000    200,510    206,189    380,304

Ratio of Earnings
 to Fixed Charges (1)      5.82       7.58       8.59       7.08       3.76

Weighted Average
 Number of Common
 Shares                  88,253     89,331     90,031     89,086     86,983

  (1) For purposes of calculating the ratio of earnings to fixed charges, fixed charges include interest, amortization of debt expense and one-third of rentals, and earnings available for fixed charges represent earnings before fixed charges and income taxes.



MANAGEMENT'S REVIEW
-------------------
Summary
-------
A percentage analysis of results of operations follows:

                                                1995       1994       1993
                                                ----       ----       ----

Net revenues                                   100.0%     100.0%     100.0%
Cost of sales                                   43.3       43.5       43.0
                                               -----      -----      -----
Gross profit                                    56.7       56.5       57.0
Amortization                                     1.4        1.4        1.3
Royalties, research and development             10.7       10.2       10.2
Discontinued development project                 1.1          -          -
Advertising                                     14.6       14.9       14.0
Selling, distribution and administration        19.4       18.5       18.1
Restructuring                                      -         .5         .6
Interest expense                                 1.3        1.1        1.1
Other income, net                                (.6)      (1.0)       (.1)
                                               -----      -----      -----
Earnings before income taxes and cumulative
 effect of change in accounting principles       8.8       10.9       11.8
Income taxes                                     3.4        4.2        4.5
                                               -----      -----      -----
Earnings before cumulative effect of change
 in accounting principles                        5.4        6.7        7.3
Cumulative effect of change in accounting
 principles                                        -        (.1)         -
                                               -----      -----      -----
Net earnings                                     5.4%       6.6%       7.3%
                                               =====      =====      =====

(Thousands of Dollars Except Share Data)

Results of Operations
---------------------
Net revenues for 1995 were $2,858,210 compared to $2,670,262 and $2,747,176 for 1994 and 1993, respectively. Within the United States, the games group enjoyed another year of record revenues, up almost 15% over 1994. Their classics, such as Monopoly(R) and Scrabble(R) continued to show their staying power while new products, including Lucky Ducks(TM) and Chicken Limbo(TM) received very favorable consumer acceptance. During 1995, the Company introduced its first interactive game, a CD-ROM version of Monopoly, which had an excellent sell-through. Within the toy group, boys' toys were led by the Batman(R) and Star Wars(R) action figures. Radio-controlled vehicles, the 9.6 volt version of Ricochet(TM) in its second year and its new 6.0 volt version, also performed well. Activities, with its perennial favorites such as Play Doh(R) and Easy Bake(R) Oven, had a good year. The girls' area, however, proved to be the Company's biggest disappointment, experiencing a significant decline in revenues from those of the prior year. In the infant and preschool arena, the newly introduced Playskool(R) Playstore had a good first year as did Cool Tools(TM), now in its second year. The Company's growth in the international marketplace approximated 13% in 1995 following approximately 10% in 1994. European growth was led by the U.K., benefiting from the late 1994 acquisition of the Games Division of John Waddington PLC, France and new operations in Scandinavia, all partially offset by a difficult year in Germany. Elsewhere, the Asian units, Canada and Mexico also showed growth in local currency. The impact of the continued weakening of the Mexican currency was such, however, that, when translated into U.S. dollars, Mexican revenues were significantly less than those of a year ago. In the aggregate, however, changed foreign currency rates had a positive impact of approximately $30,000 in 1995 and $19,000 in 1994. Lower consumer demand for two lines of licensed products during 1994, Barney(TM) and Jurassic Park(TM), which provided approximately $220,000 of revenues during 1993, was the major contributor to the Company's decrease in revenues between 1993 and 1994, with these items contributing less than $50,000 of revenues in 1994.

The Company's gross profit margin increased slightly to 56.7% from 56.5% in 1994 which had decreased from 57.0% in 1993. The improvement in 1995 results from a combination of factors including a more favorable mix of products sold, the initial efficiencies from recent plant consolidations and the effect of GATT, all partially offset by increased material costs, specifically paper board and plastic resin.

Amortization expense, which includes amortization of both property rights and cost in excess of net assets acquired, of $38,471 compares with $36,903 in 1994 and $35,366 in 1993. These increases were attributable to the acquisitions during the respective years.

Expenditures for royalties, research and development increased to $304,704 from $273,039 in 1994, while in 1993 they were $280,571. Included in these amounts are expenditures for research and development of $148,057 in 1995, $135,406 in 1994 and $125,566 in 1993. As percentages of net revenues, research and development was 5.2% in 1995, up marginally from 5.1% in 1994 and 4.6% in 1993. The increase in 1995 results from the Company's expanded product line, including its interactive CD-ROM games, partially offset by the decrease in costs associated with the now discontinued efforts to develop a mass-market virtual reality game system (see below). The increased percentage in 1994 was largely attributable to this game system. The increased royalties in 1995, both in amount and as a percentage of net revenues, were primarily attributable to the higher proportion of the Company's revenues arising from licensed products. The 1994 decrease from 1993 was largely due to the previously mentioned Barney and Jurassic Park products.

During the second quarter of 1995, the Company discontinued its efforts, begun in 1992, related to the development of a mass-market virtual reality game system. These efforts produced such a game system, but at a price judged to be too expensive for the mass-market. The impact of this decision on the quarter was a charge of $31,100, the estimated costs associated with such action. Approximately half of the charge resulted from the expensing of software development costs related to both the operating system and games for the system. These costs were previously capitalized under the provisions of Statement of Financial Accounting Standards No. 86. The remaining amount represented provisions for costs associated with discontinuing this project, including the termination of contractual agreements relating to the development of the system and games, the write-off of certain fixed assets and various other cancellation/termination costs.



During 1995, selling, distribution and administration costs increased to 19.4% of revenues from 18.5% in 1994 and 18.1% in 1993. The 1995 increase resulted from investment spending in certain newly organized and acquired operations, an overall rise in the Company's costs associated with distributing its products and the impact of general increases in expense levels, including costs associated with the 53rd week of operations included in the current fiscal year.

During 1994, the Company completed a restructuring of its Domestic Toy group, merging its Hasbro Toy, Playskool, Playskool Baby, Kenner and Kid Dimension units into one organization, the Hasbro Toy Group, and also announced a consolidation of its United States manufacturing facilities. To provide for these and other immaterial restructuring costs, the Company recorded a $12,500 pretax charge during the third quarter. During the fourth quarter of 1993, the Company recorded a $15,500 charge related to the planned closure of its Netherlands manufacturing facility and other non-recurring reorganization expenses classified as restructuring charges. The amounts in both years include facility costs, severance and other related costs.

Interest expense was $37,588 during 1995 compared to $30,789 during 1994 and $29,814 in 1993. The increase during the current year reflected the impact of higher interest rates and the Company's increased use of funds for acquisitions during the latter part of 1994 and in 1995. The increase in 1994 from 1993 reflected the effect of increased interest rates partially offset by the availability of funds generated from operations during 1993.

Other income of $16,566 in 1995 compares with $26,681 and $3,836 in 1994 and 1993, respectively. During 1994, the Company disposed of its minority investments in J.W. Spear & Sons PLC and Virgin Interactive Entertainment plc, realizing an aggregate pretax gain of approximately $23,000. Absent the impact of this gain, other income in 1995 increased approximately $13,000, largely the result of increased earnings from available funds. These funds, principally in the international units, are invested on a short-term basis locally.

Liquidity and Capital Resources
-------------------------------
The Company continued to have a strong and highly liquid balance sheet with cash and cash equivalents of $161,030 at December 31, 1995. Cash and cash equivalents were $137,028 and $186,254 at December 25, 1994 and December 26, 1993, respectively.

During 1995, the Company generated $227,400 of net cash from its operating activities compared with $283,785 in 1994 and $217,237 in 1993. Included in this amount in 1995 was a net utilization of $67,117 for changes in operating assets and liabilities, primarily accounts receivable and inventories. The Company's accounts receivable were approximately 10% greater in 1995 than in 1994, reflecting both the increased level of fourth quarter sales, significant portions of which did not become due until after the end of the Company's fiscal year, and the impact of its new operations. Inventories, up more than 25%, also reflected the impact of new operations and expanded product lines as well as a planned increase to allow the Company to provide faster and more complete shipment of customer orders. Partially offsetting these utilizations was the increase in trade payables and other accrued liabilities reflecting the Company's increased and expanded levels of operations. The net change in operating assets and liabilities provided a relatively small amount of cash to the Company in 1994 while in 1993 utilized $80,594, principally due to higher receivables resulting from the increased fourth quarter sales.

Cash flows from investing activities were a net utilization of funds during all three reported years; $209,331, $244,178 and $126,001 in 1995, 1994 and
1993, respectively. During each of the three years, the Company expended an average of approximately $100,000 in additions to its property, plant and equipment. Of these amounts, 56% in 1995, 43% in 1994 and 44% in 1993 were for purchases of tools, dies and molds related to the Company's products. During those three years, depreciation and amortization expenses were $91,437, $85,368 and $65,282, respectively. In 1995, the Company purchased certain products, primarily the Super Soaker(TM) line, and other assets from the Larami Group of companies for $88,135 and made several other smaller investments. During 1994, the Company purchased certain game and puzzle assets of Western Publishing Company, Inc. and the Games Division of John Waddington PLC for an aggregate purchase price of $176,194 and made several other investments. During 1993 the Company made several small acquisitions and investments, none of which were material. The $59,322 of proceeds from sale of investments in 1994 relates to the transactions previously discussed.

As part of the traditional marketing strategies of the toy industry, many sales made early in the year are not due for payment until the fourth quarter or early in the first quarter of the subsequent year, thus making it necessary for the Company to borrow significant amounts pending these collections. During the year the Company borrowed through the issuance of commercial paper and short-term lines of credit to fund its seasonal working capital requirements in excess of funds available from operations. During 1996, the Company expects to fund these needs in a similar manner and believes that the funds available to it are adequate to meet its needs. At March 3, 1996, the Company's unused committed and uncommitted lines of credit, including a $440,000 revolving credit agreement, were in excess of $1,300,000.

During 1995, net financing activities provided a small amount of funds to the Company while during 1994 and 1993 they resulted in a larger utilization of funds. During 1995, the Company met its seasonal working capital requirements through short-term borrowings as in prior years. Unlike prior years, however, significant amounts were obtained through borrowings with maturities of three to nine months. During the year, the Company also repurchased more than $15,000 of its common stock. In 1994, the Company repaid more than $53,000 of long-term debt, including the early redemption of its $50,000 subordinated variable rate notes due in 1995. Several equity transactions also required the utilization of funds during 1994. These included the repurchase of more than $26,000 of the Company's common stock on the open market and approximately $16,000 in payments to exercising warrantholders in lieu of issuing shares of common stock.

Under prior authorizations of the Board of Directors (the Board) and the Executive Committee of the Board, the Company repurchased 496,400 shares of its common stock during 1995 and may repurchase up to an additional 6,067,700 shares. The Company anticipates that it will continue such purchases in the future when it deems conditions to be favorable. The shares acquired under these programs are being used for corporate purposes including issuance upon the exercise of stock options.



Foreign Currency Activity
-------------------------
The Company manages its foreign exchange exposure in various ways including forward exchange contracts and the netting of foreign exchange exposure. In addition, where possible, the Company minimizes its foreign asset exposure by borrowing in foreign currencies. Its policy is not to enter into derivative financial instruments for speculative purposes. It does, however, enter into certain foreign currency forward exchange contracts to protect itself from adverse currency rate fluctuations on identifiable foreign currency commitments, primarily for future purchases of inventory. Such contracts are denominated in currencies of major industrial countries and entered into with creditworthy banks for terms of not more than twelve months. At both December 31, 1995 and December 25, 1994, outstanding contracts related to purchases of either U.S. dollars or Hong Kong dollars. The Company does not anticipate any material adverse impact on its results of operations or financial position from these contracts.

Cumulative translation adjustments increased to $23,450 at December 31, 1995 from $14,526 at December 25, 1994. This increase was due to the relationship of the U.S. dollar relative to currencies in other countries in which the Company operates.

The Economy and Inflation
-------------------------
The Company continued to experience a difficult economic environment throughout much of the world during 1995. The principal market for the Company's products is the retail sector where certain customers have experienced economic difficulty. The Company closely monitors the credit worthiness of its customers and adjusts credit policies and limits as it deems appropriate.

The effect of inflation on the Company's operations during 1995 was not significant and the Company will continue its policy of monitoring costs and adjusting prices accordingly.

Other Information
-----------------
During the fourth quarter of 1993, the Company recorded a restructuring charge of $15,500, primarily relating to the planned closure of the Company's manufacturing facility in The Netherlands. The Company had initially planned to cease production at this facility during the second quarter of 1994 but was unable to do so. The actions necessary to comply with local regulations relating to such a closure took longer than anticipated and the Company did not cease production at this facility until the first quarter of 1995. A majority of the liability established for this closure has now been satisfied and the Company has begun to experience the positive results from this action including both the elimination of costs associated with the previously existing excess production capacity and the transfer of production to lower-cost manufacturing facilities. The remaining amount provided in 1993 related to several items, none of which were significant, either in cost or anticipated benefits. All of the liabilities established for such items have been satisfied and the expected benefits are being obtained.



During the third quarter of 1994 the Company recorded a restructuring charge of $12,500, primarily to cover costs associated with the restructuring of certain of its domestic operations. Included in such amount was a provision of approximately $4,400 for the costs associated with the termination of approximately 100 management employees. Substantially all of these employees have been terminated and a majority of the liability has been satisfied. Also part of this charge was a provision of approximately $3,400 for the costs associated with the termination of approximately 485 domestic manufacturing employees. Substantially all of these employees have also been terminated and a majority of the liability has been satisfied. The Company believes that the reorganized units are operating more efficiently and thus the anticipated savings, although impractical to quantify, are being experienced.

The Company's revenue pattern continues to show the second half of the year more significant to its overall business and within that half, the fourth quarter most prominent. The Company believes that this will continue in 1996.

The Company is not aware of any material amounts of potential exposure relating to environmental matters and does not believe its compliance costs or liabilities to be material to its operating results or financial position.

On October 23, 1995, The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS 123). SFAS 123 encourages, but does not require, companies to adopt a new accounting method, recording the estimated fair value of employee stock options as compensation expense. If such new method is not adopted, proforma disclosure must be provided in a note to the financial statements. As the Company plans to provide the required proforma disclosure only, the adoption of SFAS 123 in 1996 will not have an impact on either its operating results or financial condition.

During 1996, the Company will also adopt Statement of Financial Accounting Standards No. 121, Accounting for Long-Lived Assets and for Long-Lived Assets to Be Disposed Of (SFAS 121). The Company does not believe that the adoption of SFAS 121 will have a material impact on either its operating results or financial condition.

On February 19, 1996, the Company announced a 25% increase in its quarterly cash dividend from that previously in effect. The first dividend at the increased rate of $.10 per share is payable on May 17, 1996 to shareholders of record on May 3, 1996.


FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
-------------------------------------------
See attached pages.





                        INDEPENDENT AUDITORS' REPORT


The Board of Directors and Shareholders
Hasbro, Inc.:


        We have audited the accompanying consolidated balance sheets of Hasbro, Inc. and subsidiaries as of December 31, 1995 and December 25, 1994 and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the fiscal years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hasbro, Inc. and subsidiaries as of December 31, 1995 and December 25, 1994 and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended December 31, 1995 in conformity with generally accepted accounting principles.




/s/ KPMG Peat Marwick LLP



Providence, Rhode Island

February 7, 1996



                          HASBRO, INC. AND SUBSIDIARIES

                           Consolidated Balance Sheets
                     December 31, 1995 and December 25, 1994

                    (Thousands of Dollars Except Share Data)


                          Assets                         1995       1994
                          ------                         ----       ----

Current assets
  Cash and cash equivalents                          $  161,030    137,028
  Accounts receivable, less allowance for
   doubtful accounts of $48,800 in 1995
   and $51,000 in 1994                                  791,111    717,890
  Inventories                                           315,620    244,407
  Prepaid expenses and other current assets             157,737    153,138
                                                      ---------  ---------
    Total current assets                              1,425,498  1,252,463

Property, plant and equipment, net                      313,240    308,879
                                                      ---------  ---------
Other assets
  Cost in excess of acquired net assets, less
   accumulated amortization of $99,404 in 1995
   and $82,949 in 1994                                  473,388    479,960
  Other intangibles, less accumulated amortization
   of $79,648 in 1995 and $58,178 in 1994               343,624    295,333
  Other                                                  60,638     41,740
                                                      ---------  ---------
    Total other assets                                  877,650    817,033
                                                      ---------  ---------

    Total assets                                     $2,616,388  2,378,375
                                                      =========  =========



                          HASBRO, INC. AND SUBSIDIARIES

                      Consolidated Balance Sheets, Continued
                     December 31, 1995 and December 25, 1994

                     (Thousands of Dollars Except Share Data)


     Liabilities and Shareholders' Equity                1995       1994
     ------------------------------------                ----       ----

Current liabilities
  Short-term borrowings                              $  119,987     81,805
  Trade payables                                        198,328    165,378
  Accrued liabilities                                   433,567    417,763
  Income taxes                                          117,982     98,786
                                                      ---------  ---------
    Total current liabilities                           869,864    763,732

Long-term debt                                          149,991    150,000
Deferred liabilities                                     70,921     69,226
                                                      ---------  ---------
    Total liabilities                                 1,090,776    982,958
                                                      ---------  ---------
Shareholders' equity
  Preference stock of $2.50 par value.
   Authorized 5,000,000 shares; none issued                   -          -
  Common stock of $.50 par value.  Authorized
   300,000,000 shares; issued 88,086,108 shares
   in 1995 and 88,085,802 shares in 1994                 44,043     44,043
  Additional paid-in capital                            279,288    282,151
  Retained earnings                                   1,201,242  1,071,416
  Cumulative translation adjustments                     23,450     14,526
  Treasury stock, at cost, 741,237 shares in 1995
   and 557,455 shares in 1994                           (22,411)   (16,719)
                                                      ---------  ---------
    Total shareholders' equity                        1,525,612  1,395,417
                                                      ---------  ---------

    Total liabilities and shareholders' equity       $2,616,388  2,378,375
                                                      =========  =========



See accompanying notes to consolidated financial statements.



                          HASBRO, INC. AND SUBSIDIARIES

                       Consolidated Statements of Earnings
                         Fiscal Years Ended in December

                    (Thousands of Dollars Except Share Data)


                                              1995       1994       1993
                                              ----       ----       ----

Net revenues                              $2,858,210  2,670,262  2,747,176
Cost of sales                              1,237,197  1,161,479  1,182,567
                                           ---------  ---------  ---------
      Gross profit                         1,621,013  1,508,783  1,564,609
                                           ---------  ---------  ---------
Expenses
  Amortization                                38,471     36,903     35,366
  Royalties, research and development        304,704    273,039    280,571
  Discontinued development project            31,100          -          -
  Advertising                                417,886    397,094    383,918
  Selling, distribution and administration   555,280    493,570    498,066
  Restructuring charges                            -     12,500     15,500
                                           ---------  ---------  ---------
    Total expenses                         1,347,441  1,213,106  1,213,421
                                           ---------  ---------  ---------
      Operating profit                       273,572    295,677    351,188
                                           ---------  ---------  ---------
Nonoperating (income) expense
  Interest expense                            37,588     30,789     29,814
  Other (income), net                        (16,566)   (26,681)    (3,836)
                                           ---------  ---------  ---------
    Total nonoperating expense                21,022      4,108     25,978
                                           ---------  ---------  ---------
      Earnings before income taxes and
       cumulative effect of change in
       accounting principles                 252,550    291,569    325,210
Income taxes                                  96,979    112,254    125,206
                                           ---------  ---------  ---------
      Earnings before cumulative
       effect of change in accounting
       principles                            155,571    179,315    200,004
Cumulative effect of change in
 accounting principles                             -     (4,282)         -
                                           ---------  ---------  ---------
      Net earnings                        $  155,571    175,033    200,004
                                           =========  =========  =========

Per common share
  Earnings before cumulative effect
   of change in accounting principles     $     1.76       2.01       2.22
                                           =========  =========  =========
  Net earnings                            $     1.76       1.96       2.22
                                           =========  =========  =========
  Cash dividends declared                 $      .32        .28        .24
                                           =========  =========  =========

See accompanying notes to consolidated financial statements.



                          HASBRO, INC. AND SUBSIDIARIES

                 Consolidated Statements of Shareholders' Equity
                          Fiscal Years Ended in December

                              (Thousands of Dollars)


                                              1995       1994       1993
                                              ----       ----       ----

Common stock
  Balance at beginning of year            $   44,043     43,898     43,588
  Stock option and warrant transactions            -        145        310
                                           ---------  ---------  ---------
    Balance at end of year                    44,043     44,043     43,898
                                           ---------  ---------  ---------

Additional paid-in capital
  Balance at beginning of year               282,151    296,823    287,478
  Stock option and warrant transactions       (2,872)   (14,672)     9,345
  Other                                            9          -          -
                                           ---------  ---------  ---------
    Balance at end of year                   279,288    282,151    296,823
                                           ---------  ---------  ---------

Retained earnings
  Balance at beginning of year             1,071,416    920,956    741,987
  Net earnings                               155,571    175,033    200,004
  Dividends declared                         (28,050)   (24,573)   (21,035)
  Other                                        2,305          -          -
                                           ---------  ---------  ---------
    Balance at end of year                 1,201,242  1,071,416    920,956
                                           ---------  ---------  ---------

Cumulative translation adjustments
  Balance at beginning of year                14,526     15,006     32,568
  Equity adjustments from foreign
   currency translation                        8,924       (480)   (17,562)
                                           ---------  ---------  ---------
    Balance at end of year                    23,450     14,526     15,006
                                           ---------  ---------  ---------

Treasury stock
  Balance at beginning of year               (16,719)         -          -
  Purchases                                  (15,228)   (26,140)         -
  Stock option and warrant transactions        9,536      9,421          -
                                           ---------  ---------  ---------
    Balance at end of year                   (22,411)   (16,719)         -
                                           ---------  ---------  ---------

    Total shareholders' equity            $1,525,612  1,395,417  1,276,683
                                           =========  =========  =========


See accompanying notes to consolidated financial statements.



                          HASBRO, INC. AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows
                          Fiscal Years Ended in December

                              (Thousands of Dollars)


                                              1995       1994       1993
                                              ----       ----       ----

Cash flows from operating activities
  Net earnings                              $155,571    175,033    200,004
  Adjustments to reconcile net earnings
   to net cash provided by operating
   activities:
    Depreciation and amortization of plant
     and equipment                            91,437     85,368     65,282
    Other amortization                        38,471     36,903     35,366
    Deferred income taxes                     (9,149)    (1,245)     2,281
    Gain on investments                         (474)   (25,284)         -
    Discontinued development costs            13,256          -          -
  Change in operating assets and liabilities
   (other than cash and cash equivalents):
    (Increase) decrease in accounts
     receivable                              (66,658)     9,871    (90,833)
    (Increase) decrease in inventories       (64,686)    28,678    (34,088)
    (Increase) in prepaid expenses and
     other current assets                     (1,633)    (3,142)    (8,434)
    (Decrease) increase in trade payables
     and other current liabilities            65,860    (22,231)    52,761
  Other                                        5,405       (166)    (5,102)
                                             -------    -------    -------
      Net cash provided by operating
       activities                            227,400    283,785    217,237
                                             -------    -------    -------

Cash flows from investing activities
  Additions to property, plant and
   equipment                                (100,639)  (110,944)   (99,792)
  Investments and acquisitions, net of
   cash acquired                            (117,406)  (192,379)   (32,171)
  Purchase of marketable securities                -          -   (141,411)
  Sale of investments                          1,715     59,322    141,839
  Other                                        6,999       (177)     5,534
                                             -------    -------    -------
      Net cash utilized by investing
       activities                           (209,331)  (244,178)  (126,001)
                                             -------    -------    -------



                          HASBRO, INC. AND SUBSIDIARIES

                 Consolidated Statements of Cash Flows, Continued
                          Fiscal Years Ended in December

                              (Thousands of Dollars)


                                              1995       1994       1993
                                              ----       ----       ----

Cash flows from financing activities
  Proceeds from borrowings with original
   maturities of more than three months      433,646          -          -
  Repayments of borrowings with original
   maturities of more than three months     (416,515)   (53,736)   (11,705)
  Net (payments) proceeds of other
   short-term borrowings                      20,997     18,938     (9,054)
  Purchase of common stock                   (15,228)   (26,140)         -
  Stock option and warrant transactions        6,664     (5,106)     9,655
  Dividends paid                             (27,190)   (23,711)   (20,125)
                                             -------    -------    -------
      Net cash provided (utilized) by
       financing activities                    2,374    (89,755)   (31,229)
                                             -------    -------    -------

Effect of exchange rate changes on cash        3,559        922        294
                                             -------    -------    -------
      Increase (decrease) in cash and
       cash equivalents                       24,002    (49,226)    60,301
Cash and cash equivalents at beginning
 of year                                     137,028    186,254    125,953
                                             -------    -------    -------
      Cash and cash equivalents at end
       of year                              $161,030    137,028    186,254
                                             =======    =======    =======


Supplemental information
  Cash paid during the year for
    Interest                                $ 39,050     33,471     31,842
    Income taxes                            $ 81,179     99,601    107,716


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

      Preparation of Financial Statements
      -----------------------------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Fiscal Year
      -----------
The Company's fiscal year ends on the last Sunday in December. The fiscal year ended December 31, 1995 was a fifty-three week period while the previous two fiscal years were fifty-two week periods.

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



                        HASBRO, INC. AND SUBSIDIARIES

            Notes to Consolidated Financial Statements, Continued

                  (Thousands of Dollars Except Share Data)


      Cost in Excess of Net Assets Acquired and Other Intangibles
      -----------------------------------------------------------
The Company continually monitors its cost in excess of net assets acquired (goodwill) and its other intangibles to determine whether any impairment of these assets has occurred. In making such determination, the Company evaluates the cash flow, on an undiscounted basis, of the underlying businesses and or products and product lines which gave rise to such amounts.

Approximately 90% of the Company's goodwill results from the 1984 acquisition of Milton Bradley Company (Milton Bradley), including its Playskool and international units, and the 1991 acquisition of Tonka Corporation (Tonka), including its Kenner, Parker Brothers and international units, and is being amortized on the straight-line method over forty years. The assets acquired in these transactions continue to contribute a significant portion of the Company's net revenues, earnings and cash flow.

Substantially all of the other intangibles consist of the cost of acquired product rights. These rights, which were valued at their acquisition based on the anticipated future cash flows from the underlying product lines, are being amortized over five to twenty-five years using the straight-line method. In establishing the value of such rights, the Company considers, but does not individually value, existing copyrights, trademarks, patents, license agreements and any other product-related rights. Approximately 39% of these intangibles relate to the acquisition of Milton Bradley and Tonka and an additional 55% relates to the Company's acquisitions during 1995 and 1994. (See note 2)

      Depreciation and Amortization
      -----------------------------
Depreciation and amortization are computed using accelerated and straight-line methods to amortize the cost of property, plant and equipment over their estimated useful lives. The principal lives, in years, used in determining depreciation rates of various assets are: land improvements 15 to 19, buildings and improvements 15 to 25 and machinery and equipment 3 to 12.

Tools, dies and molds are amortized over a three year period or their useful lives, whichever is less, using an accelerated method.



                        HASBRO, INC. AND SUBSIDIARIES

            Notes to Consolidated Financial Statements, Continued

                  (Thousands of Dollars Except Share Data)


      Income Taxes
      ------------
The Company uses the asset and liability approach for financial accounting and reporting for income taxes. Deferred income taxes have not been provided on undistributed earnings of international subsidiaries as substantially all of such earnings are indefinitely reinvested by the Company.

      Foreign Currency Translation
      ----------------------------
Foreign currency assets and liabilities are translated into dollars at current rates, and revenues, costs and expenses are translated at average rates during each reporting period. Current earnings include gains or losses resulting from foreign currency transactions other than those relating to intercompany transactions of a long-term investment nature. Those gains and losses, as well as those resulting from translation of financial statements, are shown as a separate component of shareholders' equity.

      Pension Plans, Postretirement and Postemployment Benefits
      ---------------------------------------------------------
The Company, except for certain international subsidiaries, has pension plans covering substantially all of its full-time employees. Pension expense is based on actuarial computations of current and future benefits. The Company's policy is to fund amounts which are required by applicable regulations and which are tax deductible. The estimated amounts of future payments to be made under other retirement programs are being accrued currently over the period of active employment and are also included in pension expense.

The Company has a contributory postretirement health and life insurance plan covering substantially all employees who retire under any of the Company's United States defined benefit pension plans and meet certain age and length of service requirements. It also has several plans covering certain groups of employees which may provide benefits to such employees following their period of employment but prior to their retirement. At the beginning of 1994, the Company adopted Statement of Financial Accounting Standards No. 112, Employers' Accounting for Postemployment Benefits (SFAS 112). SFAS 112 requires that the cost of such benefits be accrued over the employee service period, a change from the Company's prior practice of recording those costs when incurred.

      Research and Development
      ------------------------
Research and product development costs for 1995, 1994 and 1993 were $148,057, $135,406 and $125,566, respectively.



                        HASBRO, INC. AND SUBSIDIARIES

            Notes to Consolidated Financial Statements, Continued

                  (Thousands of Dollars Except Share Data)


      Advertising
      -----------
Production costs of commercials and programming are charged to operations in the fiscal year during which the production is first aired. The costs of other advertising, promotion and marketing programs are charged to operations in the fiscal year incurred.

      Earnings Per Common Share
      -------------------------
Earnings per common share are based on the weighted average number of shares of common stock and dilutive common stock equivalents outstanding during each period. Common stock equivalents include stock options and warrants for the period prior to their exercise. Under the treasury stock method, the unexercised options and warrants are assumed to be exercised at the beginning of the period or at issuance, if later. The assumed proceeds are then used to purchase common stock at the average market price during the period.

The weighted average number of shares outstanding used in the computation of earnings per common share was 88,252,706, 89,330,752 and 90,030,568 in 1995, 1994 and 1993, respectively.

The difference between primary and fully diluted earnings per share was not significant for any year.

 (2) Acquisitions and Investments
     ----------------------------
During February 1995, the Company purchased certain products and other assets from the Larami Group of companies for $88,135. Accounting for this acquisition using the purchase method, the Company allocated the purchase price based on estimates of fair market value which included $9,053 of net tangible assets, $76,100 of product rights and $2,982 of goodwill. The terms of this purchase include a provision for additional payments contingent upon the purchased products achieving certain profit results during any of the Company's fiscal years 1995 through 1999. These contingent payments, if any, would increase goodwill. There were no such payments earned in 1995.

On August 4, 1994, the Company purchased certain game and puzzle assets of Western Publishing Company, Inc. and on November 30, 1994 purchased the Games Division of John Waddington PLC. The total consideration for these purchases was $176,194. Accounting for these acquisitions using the purchase method, the Company allocated the purchase price based on estimates of fair market value which included $28,890 of net tangible assets, $125,872 of product rights and $21,432 of goodwill.

During the third quarter of 1994, the Company liquidated its minority investments in J.W. Spear & Sons PLC and Virgin Interactive
Entertainment plc, acquired in 1990 and 1993, respectively.



                        HASBRO, INC. AND SUBSIDIARIES

            Notes to Consolidated Financial Statements, Continued

                  (Thousands of Dollars Except Share Data)


 (3) Inventories
     -----------
                                                         1995       1994
                                                         ----       ----

      Finished products                                $240,126    181,202
      Work in process                                    22,093     19,342
      Raw materials                                      53,401     43,863
                                                        -------    -------
                                                       $315,620    244,407
                                                        =======    =======

 (4) Property, Plant and Equipment
     -----------------------------
                                                         1995       1994
                                                         ----       ----

      Land and improvements                            $ 14,845     15,655
      Buildings and improvements                        207,129    206,523
      Machinery and equipment                           229,882    209,794
                                                        -------    -------
                                                        451,856    431,972
      Less accumulated depreciation                     187,650    163,358
                                                        -------    -------
                                                        264,206    268,614
      Tools, dies and molds, net of
       amortization                                      49,034     40,265
                                                        -------    -------
                                                       $313,240    308,879
                                                        =======    =======

Expenditures for maintenance and repairs which do not materially extend the life of the assets are charged to operations.

 (5) Short-Term Borrowings
     ---------------------
The Company has available unsecured committed and uncommitted lines of credit from various banks approximating $600,000 and $900,000, respectively. Substantially, all of the short-term borrowings outstanding at the end of 1995 and 1994 represent bank borrowings of international units made under these lines of credit. The weighted average interest rates of the outstanding borrowings were 6.2% and 9.6%, respectively. The Company's working capital needs were fulfilled by borrowing under these lines of credit and through the issuance of commercial paper, both of which were on terms and at interest rates generally extended to companies of comparable credit worthiness. Included as part of the committed line is $440,000 available from a revolving credit agreement. This agreement contains certain restrictive covenants with which the Company is in compliance. Compensating balances and facility fees were not material.


                        HASBRO, INC. AND SUBSIDIARIES

            Notes to Consolidated Financial Statements, Continued

                  (Thousands of Dollars Except Share Data)


 (6) Accrued Liabilities
     -------------------
                                                         1995       1994
                                                         ----       ----

      Royalties                                        $ 77,752     76,602
      Advertising                                       111,853    119,334
      Payroll and management incentives                  36,205     30,880
      Other                                             207,757    190,947
                                                        -------    -------
                                                       $433,567    417,763
                                                        =======    =======

 (7) Long-Term Debt
     --------------
Long-term debt of $149,991 and $150,000 at December 31, 1995 and December 25, 1994, respectively, consists of the Company's 6% Convertible Subordinated Notes Due 1998. These notes are convertible into common stock at a conversion price of $29.33 per share, are redeemable, at a premium, by the Company and interest on them is paid semi-annually.

 (8) Income Taxes
     ------------
Income taxes attributable to earnings before income taxes are:

                                              1995       1994       1993
                                              ----       ----       ----
      Current
        United States                       $ 54,979     60,539     81,770
        State and local                        9,309     10,417     12,541
        International                         41,840     42,543     28,614
                                             -------    -------    -------
                                             106,128    113,499    122,925
                                             -------    -------    -------

      Deferred
        United States                         (5,122)     1,924        315
        State and local                         (483)       180        149
        International                         (3,544)    (3,349)     1,817
                                             -------    -------    -------
                                              (9,149)    (1,245)     2,281
                                             -------    -------    -------
                                            $ 96,979    112,254    125,206
                                             =======    =======    =======



                        HASBRO, INC. AND SUBSIDIARIES

            Notes to Consolidated Financial Statements, Continued

                  (Thousands of Dollars Except Share Data)


Certain tax benefits are not reflected in income taxes on the Consolidated Statements of Earnings. Such benefits of $6,532 in 1995, $9,800 in 1994 and $6,299 in 1993, relate primarily to stock options and cumulative translation adjustments.

A reconciliation of the statutory United States federal income tax rate to the Company's effective income tax rate is as follows:

                                              1995       1994       1993
                                              ----       ----       ----

      Statutory income tax rate               35.0%      35.0%      35.0%
      State and local income taxes, net
       of federal income tax effect            2.3        2.4        2.6
      Amortization of goodwill                 1.9        1.6        1.4
      International earnings taxed at
       rates other than the United States
       statutory rate                          (.3)       (.7)         -
      Other, net                               (.5)        .2        (.5)
                                              ----       ----       ----
                                              38.4%      38.5%      38.5%
                                              ====       ====       ====

The components of earnings before income taxes are as follows:

                                              1995       1994       1993
                                              ----       ----       ----

      United States                         $151,094    177,672    243,820
      International                          101,456    113,897     81,390
                                             -------    -------    -------
                                            $252,550    291,569    325,210
                                             =======    =======    =======



                        HASBRO, INC. AND SUBSIDIARIES

            Notes to Consolidated Financial Statements, Continued

                  (Thousands of Dollars Except Share Data)


The components of deferred income tax expense arise from various temporary differences and relate to items included in the statements of earnings. During 1993, United States deferred tax assets and liabilities were adjusted for the effect of legislation enacted that year increasing the United States federal tax rate from 34% to 35%. The adjustment decreased the 1993 deferred tax expense by $1,266.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 1995 and December 25, 1994 are:

                                                         1995       1994
                                                         ----       ----

      Deferred tax assets:
        Accounts receivable                            $ 28,433     27,782
        Inventories                                      14,671     12,600
        Net operating loss carryovers                    18,677     16,923
        Operating expenses                               36,024     33,948
        Postretirement benefits                          11,834     11,487
        Other                                            39,281     41,223
                                                        -------    -------
          Total gross deferred tax assets               148,920    143,963
        Valuation allowance                             (15,869)   (11,829)
                                                        -------    -------
          Net deferred tax assets                       133,051    132,134
                                                        -------    -------

      Deferred tax liabilities:
        Property rights and property, plant
         and equipment                                   59,760     64,743
        Other                                             6,787      7,786
                                                        -------    -------
          Total gross deferred tax liabilities           66,547     72,529
                                                        -------    -------
      Net deferred income taxes                        $ 66,504     59,605
                                                        =======    =======

The Company has a valuation allowance for deferred tax assets at December 31, 1995 of $15,869, which is an increase of $4,040 from the $11,829 at December 25, 1994. This allowance pertains to certain international operating loss carryforwards, some of which have no expiration and others that will expire beginning in 1997. If fully realized, future income tax expense will be reduced by $15,869.



                        HASBRO, INC. AND SUBSIDIARIES

            Notes to Consolidated Financial Statements, Continued

                  (Thousands of Dollars Except Share Data)


Based on the Company's history of taxable income and the anticipation of sufficient taxable income in years when the temporary differences are expected to become tax deductions, the Company believes that it will realize the benefit of the deferred tax assets, net of the existing valuation allowance. Of the deferred tax assets, approximately 70% are expected to be realized during the next two fiscal years.

Deferred income taxes of $85,849 and $83,730 at the end of 1995 and 1994, respectively, are included as a component of prepaid expenses and other current assets. At the same dates, deferred income taxes of $22,198 and $24,640, respectively, are included as a component of deferred liabilities.

The cumulative amounts of undistributed earnings of the Company's international subsidiaries held for reinvestment amounted to approximately $289,000 at December 31, 1995 and December 25, 1994.

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

      Common Stock
      ------------
In August 1990, the Board authorized the purchase of up to 4,500,000 shares of the Company's common stock and in June 1994, the Executive Committee of the Board authorized the purchase of up to an additional 5,000,000 shares. At December 31, 1995, a balance of 6,067,700 shares remained under these authorizations.



                        HASBRO, INC. AND SUBSIDIARIES

            Notes to Consolidated Financial Statements, Continued

                  (Thousands of Dollars Except Share Data)


(10) Employee Stock Options and Warrants
     -----------------------------------
The Company has a Non-Qualified Stock Option Plan, an Incentive Stock Option Plan, a 1992 Stock Incentive Plan, a Stock Incentive Performance Plan (the new plan) adopted in 1995, and a Stock Option Plan for Non-Employee Directors (collectively, the plans).

The Company has reserved 10,793,783 shares of its common stock, including 4,300,000 shares under the new plan, for issuance upon exercise of options granted or to be granted under the plans. These options generally vest in equal annual amounts over three to five years. The plans provide that options be granted at exercise prices not less than market value on the date the option is granted and options are adjusted for such changes as stock splits and stock dividends. No options are exercisable for periods of more than ten years after date of grant. Although certain of the plans permit the granting of awards in the form of stock options, stock appreciation rights, stock awards and cash awards, to date, only stock options have been granted. No awards have been granted under the new plan as of December 31, 1995.

On July 12, 1994, the Company's outstanding warrants expired. The
Company elected to pay exercising warrantholders cash rather than issue shares of its stock.

The changes in outstanding options and warrants for the three years ended December 31, 1995 follow:

                                                Shares      Exercise Price
                                            (In Thousands)     Per Share
                                             ------------   --------------

      Outstanding at December 27, 1992          5,204      $ 7.58 - $43.49
        Granted                                 2,712       31.62 -  37.44
        Exercised                                (730)       7.58 -  31.62
        Expired and canceled                      (63)      10.25 -  38.29
                                                -----
      Outstanding at December 26, 1993          7,123        7.58 -  43.49
        Granted                                 1,246       29.56 -  36.58
        Exercised                              (1,994)       7.58 -  31.88
        Expired and canceled                     (505)      10.25 -  38.29
                                                -----
      Outstanding at December 25, 1994          5,870        7.58 -  43.49
        Granted                                   739       29.31 -  34.99
        Exercised                                (317)       7.58 -  31.62
        Expired and canceled                     (374)      10.25 -  42.54
                                                -----
      Outstanding at December 31, 1995          5,918      $ 7.58 - $43.49
                                                =====



                        HASBRO, INC. AND SUBSIDIARIES

            Notes to Consolidated Financial Statements, Continued

                  (Thousands of Dollars Except Share Data)


The number of shares exercisable at the end of 1995, 1994 and 1993 were 3,151,508, 2,176,568 and 2,919,654, respectively. The prices at which these shares may be exercised are those shown for outstanding options and warrants in the preceding table.

(11) Pension, Postretirement and Postemployment Benefits
     ---------------------------------------------------
      Pension Benefits
      ----------------
The Company's net pension and profit sharing cost for 1995, 1994 and 1993 was approximately $12,200, $12,500 and $12,900, respectively.

       United States Plans
       -------------------
Substantially all United States employees are covered under at least one of several non-contributory defined benefit plans maintained by the Company. Benefits under the major plans, covering non-union employees, are based primarily on salary and years of service. Benefits under other plans are based primarily on fixed amounts for specified years of service.

The net periodic pension cost of these plans included the following components:

                                              1995       1994       1993
                                              ----       ----       ----
      Benefits earned during the year        $ 6,304      7,029      5,630
      Interest cost on projected benefits      9,492      8,219      7,243
      Actual return on plan assets           (31,154)      (521)   (10,834)
      Net amortization and deferral           21,153     (8,429)     3,190
                                              ------     ------     ------
                                             $ 5,795      6,298      5,229
                                              ======     ======     ======

The funded status and the amounts recognized in the Company's balance sheets relating to these plans are:



                        HASBRO, INC. AND SUBSIDIARIES

            Notes to Consolidated Financial Statements, Continued

                  (Thousands of Dollars Except Share Data)


                                    1995                    1994
                           ----------------------- -----------------------
                           Plans With  Plans With  Plans With  Plans With
                             Assets    Accumulated   Assets    Accumulated
                            Exceeding   Benefits    Exceeding   Benefits
                           Accumulated  Exceeding  Accumulated  Exceeding
                            Benefits     Assets     Benefits     Assets
                           ----------- ----------- ----------- -----------

      Actuarial present value of:
        Vested benefits      $ 98,149       8,303      76,761       4,626
        Nonvested benefits      3,162         199       1,403         719
                              -------      ------     -------      ------
        Accumulated benefit
         obligation           101,311       8,502      78,164       5,345
        Effect of assumed
         increase in
         compensation level    27,972       5,997      21,937       6,024
                              -------      ------     -------      ------
        Projected benefit
         obligation           129,283      14,499     100,101      11,369
      Net assets available
       for benefits           137,292         919     108,990         630
                              -------      ------     -------      ------
      Plan assets in excess
       of (less than)
       projected benefits    $  8,009     (13,580)      8,889     (10,739)
                              =======      ======     =======      ======
       Consisting of:
        Unrecognized net
         asset               $  1,715           -       2,059           -
        Unrecognized prior
         service cost            (815)     (4,310)       (897)     (4,850)
        Unrecognized net gain
         (loss)                 9,407      (1,984)      8,313        (425)
        Accrued pension
         recognized in the
         balance sheet         (2,298)     (7,286)       (586)     (5,464)
                              -------      ------     -------      ------
                             $  8,009     (13,580)      8,889     (10,739)
                              =======      ======     =======      ======

The assets of the funded plans are managed by investment advisors and consist primarily of pooled indexed and actively managed bond and stock funds. The projected benefits have been determined using assumed discount rates of 7.25% for 1995, 8.5% for 1994 and 7.2% for 1993 and, for all years, an assumed long-term rate of compensation increase of 5% and an assumed long-term rate of return on plan assets of 9%.



                        HASBRO, INC. AND SUBSIDIARIES

            Notes to Consolidated Financial Statements, Continued

                  (Thousands of Dollars Except Share Data)


The Company also has a profit sharing plan covering substantially all of its United States non-union employees. The plan provides for an annual discretionary contribution by the Company which for 1995, 1994 and 1993 was approximately $4,800, $5,100 and $6,100, respectively.

       International Plans
       -------------------
Pension coverage for employees of the Company's international subsidiaries is provided, to the extent deemed appropriate, through separate defined benefit and defined contribution plans. These plans were neither significant individually nor in the aggregate.

      Postretirement Benefits
      -----------------------
The Company provides certain postretirement health care and life insurance benefits to eligible United States employees who retire and have either attained age 65 with 5 years of service or age 55 with 10 years of service. The cost of providing these benefits on behalf of employees who retired prior to 1993 is and will continue to be substantially borne by the Company. The cost of providing benefits on behalf of employees who retire after 1992 is shared, with the employee contributing an increasing percentage of the cost, resulting in an employee-paid plan after the year 2002. The plan is not funded.

The accumulated benefit obligation relating to this plan at December 31, 1995 and December 25, 1994 consists of:

                                                         1995       1994
                                                         ----       ----

      Retired employees                                 $17,873     16,148
      Fully eligible active employees                       952      1,267
      Other active employees                              5,322      7,086
                                                         ------     ------
                                                        $24,147     24,501
                                                         ======     ======



                        HASBRO, INC. AND SUBSIDIARIES

            Notes to Consolidated Financial Statements, Continued

                  (Thousands of Dollars Except Share Data)


The net periodic postretirement benefit cost included the following components:

                                              1995       1994       1993
                                              ----       ----       ----

      Benefits earned during the period      $   267        403        338
      Interest cost on projected benefits      1,822      1,709      1,783
                                              ------     ------     ------
                                             $ 2,089      2,112      2,121
                                              ======     ======     ======

For measuring the expected postretirement benefit obligation, a 9.2%, 9.2% and 10.4% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1995, 1994 and 1993, respectively. These rates were further assumed to decrease gradually to 6%, 6% and 5%, respectively, in 2012 and remain level thereafter. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.25% in 1995, 8.5% in 1994 and 7.2% in 1993.

If the health care cost trend rate were increased one percentage point in each year, the accumulated postretirement benefit obligation at December 31, 1995 would have increased by approximately 10% and the aggregate of the benefits earned during the period and the interest cost would have each increased by approximately 11%.

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

The Company adopted the provisions of SFAS 112 as of the beginning of 1994. SFAS 112 requires that the cost of certain postemployment benefits be accrued over the employee service period which was a change from the Company's prior practice of recording such benefits when incurred. The effect of initially applying SFAS 112, net of a deferred tax benefit of $2,513, was recorded as the cumulative effect of change in accounting principles.




                        HASBRO, INC. AND SUBSIDIARIES

            Notes to Consolidated Financial Statements, Continued

                  (Thousands of Dollars Except Share Data)


(12) Leases
     ------
The Company occupies certain manufacturing facilities and sales offices and uses certain equipment under various operating lease arrangements. The rent expense under such arrangements, net of sublease income which is not material, for 1995, 1994 and 1993 amounted to $43,486, $39,186 and $37,917, respectively.

Minimum rentals, net of minimum sublease income which is not material, under long-term operating leases for the five years subsequent to 1995 and in the aggregate are as follows:

      1996                                                        $ 31,990
      1997                                                          23,852
      1998                                                          17,085
      1999                                                          12,008
      2000                                                          10,396
      Later years                                                   63,940
                                                                   -------
                                                                  $159,271
                                                                   =======

All leases expire prior to 2014. Real estate taxes, insurance and maintenance expenses are generally obligations of the Company. It is expected that in the normal course of business, leases that expire will be renewed or replaced by leases on other properties; thus, it is anticipated that future minimum lease commitments will not be less than the amounts shown for 1995.

In addition, the Company leases certain facilities which, as a result of prior year restructurings, are no longer in use. Future costs relating to such facilities were included as a component of the restructuring charge and thus are not included in the table above.

(13) Nonrecurring Charges
     --------------------
During the second quarter of 1995, the Company discontinued its efforts, begun in 1992, to develop a mass-market virtual reality game system. These efforts produced such a game system, but at a price judged to be too expensive for the mass-market. The impact of this decision was a charge of $31,100 for the estimated costs associated with such action. Approximately half of the charge resulted from the expensing of software development costs, previously capitalized under the provisions of Statement of Financial Accounting Standards No. 86, related to both the operating system and games for the system. The remaining amount represented provisions for costs associated with discontinuance of this project, including the termination of contractual agreements relating to the development of the system and games, the write-off of certain fixed assets and various other cancellation/termination costs. More than 80% of the liabilities established for this action have been paid.



                        HASBRO, INC. AND SUBSIDIARIES

            Notes to Consolidated Financial Statements, Continued

                  (Thousands of Dollars Except Share Data)


During the fourth quarter of 1993, the Company recorded a restructuring charge of $15,500, primarily related to the closure of its manufacturing facility in The Netherlands and during the third quarter of 1994, it recorded a restructuring charge of $12,500, primarily related to the reorganization of its Domestic Toy Group and the consolidation of its United States manufacturing operations. Substantially all of the liabilities established for these actions, which included provisions for severance payments, outplacement services and the continuation of certain fringe benefits, primarily medical and dental, has been paid.

(14) Financial Instruments
     ---------------------
The Company's financial instruments include cash and cash equivalents, accounts receivable, short- and long-term borrowings, accounts payable, accrued liabilities and foreign currency forward exchange contracts. At December 31, 1995, the carrying value of these instruments approximated their fair value based on current market prices and rates. As estimates of these fair values are subjective and involve uncertainties and judgments, they cannot be determined with precision. Any changes in assumptions would affect these estimates.

The Company's policy is not to enter into derivative financial instruments for speculative purposes. It does enter into certain foreign currency forward exchange contracts to protect itself from adverse currency rate fluctuations on identifiable foreign currency commitments made in the ordinary course of business. These contracts, which relate to future purchases of inventory, are denominated in currencies of major industrial countries and entered into with creditworthy banks for terms of not more than twelve months. The Company does not anticipate any material adverse effect on its results of operations or financial position from these contracts. (See note 15)

(15) Commitments and Contingencies
     -----------------------------
The Company had unused open letters of credit of approximately $18,000 and $15,000 at December 31, 1995 and December 25, 1994, respectively.

The Company had the equivalent of approximately $42,000 and $80,000 of forward exchange contracts outstanding at December 31, 1995 and December 25, 1994, respectively. These contracts have been entered into to hedge firm commitments for the purchase of products, principally from the Far East. Gains and losses deferred under hedge accounting provisions are subsequently included in the measurement of the related foreign currency transaction. The aggregate amount of gains and losses resulting from foreign currency transactions was not material.


                        HASBRO, INC. AND SUBSIDIARIES

            Notes to Consolidated Financial Statements, Continued

                  (Thousands of Dollars Except Share Data)


The Company is involved in various claims and legal actions substantially arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's future results of operations or liquidity.

(16) Segment Reporting
     -----------------
      Industry and Geographic Information
      -----------------------------------
The Company operates primarily in one industry segment which includes the development, manufacture and marketing of toy products and related items and the licensing of certain related properties.

As the Company operates internationally, it is exposed to the risk of changes in social, political and economic conditions inherent in such operations.

Information about the Company's operations in different geographic areas, determined by the location of the subsidiary or unit, for each of the fiscal years in the three-year period ended December 1995 follows. The Company's primary operations in areas outside of the United States include Western Europe, Canada, Mexico, Australia and New Zealand and Hong Kong. As the international areas have similar business environments and the Company's operations in those areas are similar, they are presented as one category.

                                              1995       1994       1993
                                              ----       ----       ----

      Net revenues:
        United States                     $1,578,058  1,530,928  1,670,272
        International                      1,280,152  1,139,334  1,076,904
                                           ---------  ---------  ---------
                                          $2,858,210  2,670,262  2,747,176
                                           =========  =========  =========
      Operating profit:
        United States                     $  146,841    169,782    242,038
        International                        126,731    125,895    109,150
                                           ---------  ---------  ---------
                                          $  273,572    295,677    351,188
                                           =========  =========  =========
      Identifiable assets:
        United States                     $1,782,276  1,612,982  1,540,887
        International                        834,112    765,393    752,131
                                           ---------  ---------  ---------
                                          $2,616,388  2,378,375  2,293,018
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

Sales to the Company's two largest customers, Toys R Us, Inc. and Wal-Mart Stores, Inc., amounted to 21% and 12%, respectively, of consolidated net revenues during each of 1995 and 1994 and 20% and 11%, respectively, in 1993.

The Company purchases certain components and accessories used in its manufacturing process and certain finished products from manufacturers in the Far East. The Company's reliance on external sources of manufacturing can be shifted, over a period of time, to alternative sources of supply for products it sells, should such changes be necessary. However, if the Company were prevented from obtaining products from a substantial number of its current Far East suppliers due to political, labor and other factors beyond its control, the Company's operations would be disrupted while alternative sources of product were secured.

(17) Quarterly Financial Data (Unaudited)
     ------------------------------------
                                         Quarter
                          ------------------------------------
                          First   Second       Third    Fourth   Full Year
                1995      -----   ------       -----    ------   ---------
                ----
      Net revenues      $526,503  481,854     826,165 1,023,688  2,858,210
      Gross profit      $293,931  267,769     465,313   594,000  1,621,013
      Earnings (loss)
       before income
       taxes            $ 35,257  (24,217)(a) 103,370   138,140    252,550
      Net earnings
      (loss)            $ 21,683  (14,893)     63,572    85,209    155,571
                         =======  =======     ======= =========  =========
      Per common share
        Earnings (loss) $    .25     (.17)        .72       .97       1.76

        Market price
          High          $ 33 7/8   35 1/4      33 1/2    32 5/8     35 1/4
          Low           $ 28 3/8   31 3/8      29 3/4    28 1/2     28 3/8

        Cash dividends
         declared       $    .08      .08         .08       .08        .32



                        HASBRO, INC. AND SUBSIDIARIES

            Notes to Consolidated Financial Statements, Continued

                  (Thousands of Dollars Except Share Data)

                                       Quarter
                          ----------------------------------
                          First   Second    Third     Fourth     Full Year
               1994       -----   ------    -----     ------     ---------
               ----
      Net revenues      $489,133  444,324  796,222    940,583    2,670,262
      Gross profit      $280,933  241,146  444,093    542,611    1,508,783
      Earnings before
       income taxes and
       cumulative ef-
       fect of change
       in accounting
       principles       $ 43,443    2,657  122,196(a) 123,273      291,569
      Net earnings      $ 22,435    1,634   75,151     75,813      175,033
                         =======  =======  =======  =========    =========
      Per common share
        Earnings before
         cumulative ef-
         fect of change
         in accounting
         principles     $    .30      .02      .85        .86         2.01
        Earnings        $    .25      .02      .85        .86         1.96

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



                        HASBRO, INC. AND SUBSIDIARIES

            Notes to Consolidated Financial Statements, Continued

                  (Thousands of Dollars Except Share Data)

                                       Quarter
                          ----------------------------------
                          First   Second    Third     Fourth     Full Year
               1993       -----   ------    -----     ------     ---------
               ----
      Net revenues      $487,036  515,551  812,393    932,196    2,747,176
      Gross profit      $279,015  294,031  461,329    530,234    1,564,609
      Earnings before
       income taxes     $ 42,871   43,791  122,865    115,683(a)   325,210
      Net earnings      $ 26,580   27,150   75,548     70,726      200,004
                         =======  =======  =======  =========    =========
      Per common share
        Earnings        $    .30      .30      .84        .78         2.22

        Market price
          High          $ 34 7/8   38 3/8   39 5/8     40 1/8       40 1/8
          Low           $ 28 1/8   29 7/8   34         35 1/8       28 1/8

        Cash dividends
         declared       $    .06      .06      .06        .06          .24


(a) Includes the effect of nonrecurring charges in 1995 of $31,100 relating to a discontinued development project and in 1994 and 1993, $12,500 and $15,500, respectively, relating to restructuring of operations. (See note 13)