Form 10-K405, Exhibit 13
period 1996-12-29
HASBRO INC
filed 1997-03-28
CIK 46080

EXHIBIT 13
                           HASBRO, INC. AND SUBSIDIARIES

                         Selected Information Contained in
                           Annual Report to Shareholders

                       for the Year Ended December 29, 1996


MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
-------------------------------------------------------------------------
The Company's Common Stock, Par Value $.50 per share (the "Common Stock"), is traded on the American and London Stock Exchanges. The following table sets forth the high and low sales prices as reported on the Composite Tape of the American Stock Exchange and the cash dividends declared per share of Common Stock, each as adjusted to reflect the three-for-two stock split declared on February 19, 1997 for payment on March 21, 1997, for the periods listed.

                             Sales Prices
                           ----------------            Cash Dividends
Period                     High         Low               Declared
------                     ----         ---            --------------
1995
    1st Quarter           $22 1/2      18 7/8               $.05
    2nd Quarter            23 1/2      20 7/8                .05
    3rd Quarter            22 1/4      19 3/4                .05
    4th Quarter            21 3/4      19                    .05

1996
    1st Quarter           $31 1/4      19 1/4               $.07
    2nd Quarter            25 3/4      23 1/2                .07
    3rd Quarter            25 1/2      21 1/4                .07
    4th Quarter            29 3/8      24 5/8                .07

The approximate number of holders of record of the Company's Common Stock as of February 28, 1997 was 4,200.

  Dividends
  ---------

Declaration of dividends is at the discretion of the Company's Board of Directors and will depend upon the earnings, financial condition of the Company and such other factors as the Board of Directors deems appropriate. Payment of dividends is further subject to restrictions contained in agreements relating to the Company's outstanding long-term debt. At December 29, 1996, under the most restrictive agreement the full amount of retained earnings is free of restrictions.

On February 20, 1997, the Company announced both a three-for-two stock split, payable in the form of a 50% stock dividend, and a quarterly cash dividend of $.08 per share, which represents a 20% increase from that previously in effect. The stock split was paid on March 21, 1997 to shareholders of record on March 7, 1997, and the dividend is payable on May 15, 1997 to shareholders of record on May 1, 1997.

SELECTED FINANCIAL DATA
-----------------------
  (Thousands of Dollars and Shares Except per share Data and Ratios)

                                           Fiscal Year
                         ------------------------------------------------
                         1996       1995       1994       1993       1992
                         ----       ----       ----       ----       ----
Statement of
 Earnings Data:

  Net revenues       $3,002,370  2,858,210  2,670,262  2,747,176  2,541,055
  Net earnings
   before cumulative
   effect of change
   in accounting
   principles        $  199,912    155,571    179,315    200,004    179,164
  Net earnings       $  199,912    155,571    175,033    200,004    179,164

Per Common Share
 Data: (1)

  Net earnings
   before cumulative
   effect of change
   in accounting
   principles        $     1.52       1.18       1.34       1.48       1.34
  Net earnings       $     1.52       1.18       1.31       1.48       1.34
  Cash dividends
   declared          $      .27        .21        .19        .16        .13

Balance Sheet Data:

  Total assets       $2,701,509  2,616,388  2,378,375  2,293,018  2,082,766
  Long-term debt     $  149,382    149,991    150,000    200,510    206,189

Ratio of Earnings
 to Fixed Charges (2)      7.51       5.82       7.58       8.59       7.08

Weighted Average
 Number of Common
 Shares (1)             131,856    132,379    133,996    135,046    133,629

  (1)  Adjusted to reflect the three-for-two stock split paid March 21, 1997.

  (2) For purposes of calculating the ratio of earnings to fixed charges, fixed charges include interest, amortization of debt expense and one-third of rentals, and earnings available for fixed charges represent earnings before fixed charges and income taxes.

MANAGEMENT'S REVIEW
-------------------
Summary
-------
A percentage analysis of results of operations follows:

                                                1996       1995       1994
                                                ----       ----       ----

Net revenues                                   100.0%     100.0%     100.0%
Cost of sales                                   44.3       43.3       43.5
                                               -----      -----      -----
Gross profit                                    55.7       56.7       56.5
Amortization                                     1.3        1.4        1.4
Royalties, research and development             10.6       10.7       10.2
Advertising                                     13.9       14.6       14.9
Selling, distribution and administration        18.8       19.4       18.5
Discontinued development project and
 restructuring charges                             -        1.1         .5
Interest expense                                 1.1        1.3        1.1
Other income, net                                (.2)       (.6)      (1.0)
                                               -----      -----      -----
Earnings before income taxes and cumulative
 effect of change in accounting principles      10.2        8.8       10.9
Income taxes                                     3.5        3.4        4.2
                                               -----      -----      -----
Earnings before cumulative effect of change
 in accounting principles                        6.7        5.4        6.7
Cumulative effect of change in accounting
 principles                                        -          -       (.1)
                                               -----      -----      -----
Net earnings                                     6.7%       5.4%       6.6%
                                               =====      =====      =====

(Thousands of Dollars Except Share Data)

Results of Operations
---------------------
Net revenues for 1996 were $3,002,370 compared to $2,858,210 and $2,670,262 for 1995 and 1994, respectively. Within the United States market, games and puzzles enjoyed another year of record revenues. The classic brands, such as Monopoly(R) and Scrabble(R), continued to appeal to consumers. The refreshed Trivial Pursuit(R) and Yahtzee(R) lines and newer products, including Puzz 3-D(TM), Jumanji(TM) and Goosebumps(TM), also received very favorable consumer acceptance. In Hasbro's first full year in the CD-ROM interactive game market, seven of its thirteen products in this line, including Monopoly, now in its second-year, exceeded 100,000 units in sales. Within the toy area, boys' toys again were led by action figures, with both Star Wars(R) and Batman(R) proving to be popular, even in a year with limited entertainment support. Hasbro's line of Nerf(R) sports products also grew significantly, up almost 25%. Both the activities range, with such favorites as Play Doh(R), completing its 40th year, and Easy Bake(R) Oven, and new Wonder World(TM) products, and the girls' area, due to a strong large doll segment, had increased volume. The preschool arena, however, was disappointing, experiencing a significant decline in revenues from those of the prior year.

In the international market, both in their local currencies and in dollars, revenues were essentially flat with those of a year ago. Within Europe, Germany continued to be a difficult market for the Company, as was Spain. Elsewhere, the Asian units, Canada and Mexico all showed growth both in their local currencies and in U.S. dollars. The growth in 1995 from 1994 was primarily attributable to the United States game and puzzle lines and the overall international market. In the aggregate, changed foreign currency rates had a negative impact of approximately $29,000 in 1996 and a favorable impact of approximately $30,000 in 1995.

The Company's gross profit margin decreased to 55.7% from 56.7% in 1995 which had improved slightly from 56.5% in 1994. The change in 1996 results from a combination of factors including a greater volume of products sold at less than normal margins, higher tooling costs, unfavorable foreign exchange rates, increased unabsorbed overheads in the Company's European manufacturing facilities resulting from reduced production levels, all partially offset by reduced raw material commodity costs, specifically paper board and plastic resin.

Amortization expense, which includes amortization of both property rights and cost in excess of net assets acquired, of $40,064 compares with $38,471 in 1995 and $36,903 in 1994. These increases were attributable to the acquisitions during the respective years.

Expenditures for royalties, research and development increased to $319,494 from $304,704 in 1995, while in 1994 they were $273,039. Included in these amounts are expenditures for research and development of $152,487 in 1996, $148,057 in 1995 and $135,406 in 1994. As percentages of net revenues, research and development was 5.1% in 1996, which is not materially different than the 5.2% in 1995 and 5.1% in 1994. The added development efforts in 1996 related to the Company's interactive game products substantially offset the reduction in expenses related to its virtual reality efforts in 1995 and 1994 (see below). The increased royalties in 1996 and 1995, both in amount and as a percentage of net revenues, when compared with 1994, were primarily attributable to the higher proportion of the Company's revenues arising from licensed products.

Advertising expenses, after remaining relatively constant at 14.6% and 14.9% of net revenues in 1995 and 1994, respectively, decreased in 1996 to 13.9%. This decrease reflects both the reduced proportion of the Company's revenues attributable to its international units, which traditionally have higher advertising to sales ratios than do the United States units, and the reduced overall level of advertising expenditures.

During 1996, selling, distribution and administration costs decreased to 18.8% of revenues from 19.4% in 1995 and 18.5% in 1994. The 1996 percentage reflects a return to a level more closely approximating that experienced in years prior to 1995. The increase in 1995 resulted from investment spending in certain newly organized and acquired operations, an overall rise in the Company's costs associated with distributing its products and the impact of general increases in expense levels, including costs associated with the 53rd week of operations included in that fiscal year.

During the second quarter of 1995, Hasbro discontinued its efforts, begun in 1992, related to the development of a mass-market virtual reality game system. These efforts produced such a game system, but at a price judged to be too expensive for the mass-market. The impact of this decision on the quarter was a charge of $31,100, the estimated costs associated with such action. Approximately half of the charge resulted from the expensing of software development costs related to both the operating system and games for the system. These costs were previously capitalized under the provisions of Statement of Financial Accounting Standards No. 86. The remaining amount represented provisions for costs associated with discontinuing this project, including the termination of contractual agreements relating to the development of the system and games, the write-off of certain fixed assets and various other cancellation/termination costs.

During 1994, the Company completed a restructuring of its Domestic Toy Group, merging its Hasbro Toy, Playskool, Playskool Baby, Kenner and Kid Dimension units into one organization, the Hasbro Toy Group, and also announced a consolidation of its United States manufacturing facilities. To provide for these and other immaterial restructuring costs, the Company recorded a $12,500 pretax charge during the third quarter of that year. This amount included facility costs, severance and other related costs.

Interest expense was $31,465 during 1996 compared to $37,588 during 1995 and $30,789 in 1994. The decrease during the current year reflected the impact of lower interest rates and the availability of funds generated from operations during 1995. The increase in 1995 from 1994 reflected the effect of increased interest rates as well as the Company's increased use of funds for acquisitions.

Other income of $6,091 in 1996 compares with $16,566 and $26,681 in 1995 and 1994, respectively. The decrease of approximately $10,000 in 1996 is largely the result of decreased earnings from available funds. These funds, principally in the international units, are invested on a short-term basis locally. During 1994, the Company disposed of its minority investments in J.W. Spear & Sons PLC and Virgin Interactive Entertainment plc, realizing an aggregate pretax gain of approximately $23,000.

Income tax expense as a percentage of pretax earnings in 1996 decreased to 34.9% from 38.4% and 38.5% in 1995 and 1994, respectively. This decrease resulted from changes in Hasbro's operations as well as the impact of strategies implemented during 1996. These strategies realized tax benefits for certain current and prior year international operating losses, allowed a reduction in the deferred tax asset valuation allowance and reduced state income taxes. In addition, the impact of nondeductible amortization was less due to the higher level of earnings.

Liquidity and Capital Resources
-------------------------------
The Company continued to have a strong and highly liquid balance sheet with cash and cash equivalents of $218,971 at December 29, 1996. Cash and cash equivalents were $161,030 and $137,028 at December 31, 1995 and December 25, 1994, respectively.

Hasbro generated in excess of $225,000 of net cash from its operating activities in each of 1996, 1995 and 1994. Included in the 1996 amount was a net utilization of $52,347 for changes in operating assets and liabilities. Contributing to this utilization were accounts receivable, which were approximately 2% greater than in 1995. This reflects the approximate $83,000 increase in fourth quarter sales, much of which, under Hasbro's normal trading terms, becomes due after the end of the Company's fiscal year, partially reduced by the non-recourse sale of certain receivables totaling $65,000. Inventories decreased by more than 13% in the current year, also impacted by the higher level of fourth quarter shipments. Also utilizing funds were prepaid expenses and other current assets, which increased and accounts payable and accrued liabilities, which decreased. Both of these changes were largely due to the timing of certain payments. During 1995 operating assets and liabilities utilized $67,117, primarily in accounts receivable and inventories. Receivables were approximately 10% greater in 1995 than in 1994, reflecting both the increased level of fourth quarter sales and the impact of new operations. Inventories, up more than 25%, also reflected the impact of new operations and expanded product lines as well as a planned increase to allow faster and more complete shipment of customer orders. Partially offsetting these utilizations was the increase in trade payables and other accrued liabilities which reflected the increased and expanded levels of operations. The net change in operating assets and liabilities provided a relatively small amount of cash to the Company in 1994.

Cash flows from investing activities were a net utilization of funds during all three reported years; $127,286, $209,331 and $244,178 in 1996, 1995 and
1994, respectively. During each of the three years, the Company expended an average of approximately $100,000 in additions to its property, plant and equipment. Of these amounts, 57% in 1996, 56% in 1995 and 43% in 1994 were for purchases of tools, dies and molds related to the Company's products. During those three years, depreciation and amortization expenses were $98,201, $91,437 and $85,368, respectively. During 1996, Hasbro made several small acquisitions and investments, none of which were significant. In 1995 the Company purchased certain products, primarily the Super Soaker(TM) line, and other assets from the Larami group of companies for $88,135 and made several other smaller investments. During 1994, the Company purchased certain game and puzzle assets of Western Publishing Company, Inc. and the Games Division of John Waddington PLC for an aggregate purchase price of $176,194 and made several other investments. The $59,322 of proceeds from sale of investments in 1994 relates to the transactions previously discussed.

As part of the traditional marketing strategies of the toy industry, many sales made early in the year are not due for payment until the fourth quarter or early in the first quarter of the subsequent year, thus making it necessary for the Company to borrow significant amounts pending these collections. During the year the Company borrowed through the issuance of commercial paper and short-term lines of credit to fund its seasonal working capital requirements in excess of funds available from operations. During 1997, the Company expects to fund these needs in a similar manner and believes that the funds available to it are adequate to meet its needs. At March 2, 1997, the Company's unused committed and uncommitted lines of credit, including a $440,000 revolving credit agreement, were in excess of $1,100,000.

During 1996 and 1994, net financing activities utilized approximately $90,000 of Hasbro's funds, while in 1995 it provided a small amount. Throughout 1996, the Company met its seasonal working capital requirements through short-term borrowings, as in prior years. During the year, the Company also repurchased in excess of $80,000 of its common stock in the open market. In 1994, the Company repaid more than $53,000 of long-term debt, including the early redemption of its $50,000 subordinated variable rate notes. Several equity transactions also required the utilization of funds during 1994. These included the repurchase of more than $26,000 of the Company's common stock in the open market and approximately $16,000 in payments to exercising warrantholders in lieu of issuing shares of common stock.

Under prior authorizations of the Board of Directors (the Board) and the Executive Committee of the Board, the Company repurchased 3,415,800 shares of its common stock during 1996 and may repurchase up to an additional 5,685,750 shares (both amounts expressed in post-split shares). The Company anticipates that it will continue such purchases in the future when it deems conditions to be favorable. The shares acquired under these programs are being used for corporate purposes including issuance upon the exercise of stock options.

Foreign Currency Activity
-------------------------
The Company manages its foreign exchange exposure in various ways including forward exchange contracts and the netting of foreign exchange exposure. In addition, where possible, the Company minimizes its foreign asset exposure by borrowing in foreign currencies. Its policy is not to enter into derivative financial instruments for speculative purposes. It does, however, enter into certain foreign currency forward exchange contracts to protect itself from adverse currency rate fluctuations on identifiable foreign currency commitments, primarily for future purchases of inventory. Such contracts are denominated in currencies of major industrial countries and entered into with creditworthy banks for terms of less than twelve months. At both December 29, 1996 and December 31, 1995, outstanding contracts related to purchases of either U.S. dollars or Hong Kong dollars. The Company does not anticipate any material adverse impact on its results of operations or financial position from these contracts.

The Economy and Inflation
-------------------------
The Company continued to experience a difficult economic environment throughout much of the world during 1996. The principal market for the Company's products is the retail sector where certain customers have experienced economic difficulty. The Company closely monitors the creditworthiness of its customers and adjusts credit policies and limits as it deems appropriate.

The effect of inflation on the Company's operations during 1996 was not significant and the Company will continue its policy of monitoring costs and adjusting prices accordingly.

Other Information
-----------------
The Company's revenue pattern continues to show the second half of the year more significant to its overall business and within that half, the fourth quarter most prominent. The Company believes that this will continue in 1997.

The Company is not aware of any material amounts of potential exposure relating to environmental matters and does not believe its compliance costs or liabilities to be material to its operating results or financial position.

Hasbro will be adopting Statement of Financial Accounting Standards No. 125, Accounting for Transfers and Servicing of Financial Assets and
Extinguishments of Liabilities (SFAS 125), in 1997. The adoption of SFAS 125 is not expected to have any material impact on Hasbro's results of operations, financial condition or cash flows.

Statements of Financial Accounting Standards No. 128, Earnings per Share (SFAS 128), and No. 129, Disclosure of Information about Capital Structure (SFAS 129), were issued by the Financial Accounting Standards Board in February 1997. Hasbro will adopt both SFAS 128 and SFAS 129 in 1997 and is currently reviewing the provisions of each to determine their impact, if any, on its operating results or financial position.

On February 10, 1997, Hasbro and Russ Berrie and Company, Inc. (Russ Berrie) announced an agreement in principle for Hasbro to acquire the assets of Russ Berrie subsidiaries Cap Toys, Inc. and Oddzon Products, Inc. for $166,000, subject to adjustment based on the net tangible value of assets sold. The agreement in principle is subject to the execution and delivery of a definitive contract and the satisfaction of the conditions to be contained therein, including, without limitation, the receipt of regulatory and other consents and approvals. It is anticipated that the transaction will be consummated in the second quarter of 1997.

On February 20, 1997, Hasbro announced both a three-for-two stock split and a quarterly cash dividend of $.08 per share, which represents a 20% increase from that previously in effect. The stock split, in the form of a 50% stock dividend, was paid on March 21, 1997 to shareholders of record on March 7, 1997, and the dividend is payable on May 15, 1997 to shareholders of record on May 1, 1997. On February 14, the Company announced the establishment of a dividend reinvestment and cash stock purchase program for its shareholders of record and employees.


FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
-------------------------------------------
See attached pages.

                        INDEPENDENT AUDITORS' REPORT


The Board of Directors and Shareholders
Hasbro, Inc.:


        We have audited the accompanying consolidated balance sheets of Hasbro, Inc. and subsidiaries as of December 29, 1996 and December 31, 1995 and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the fiscal years in the three-year period ended December 29, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hasbro, Inc. and subsidiaries as of December 29, 1996 and December 31, 1995 and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended December 29, 1996 in conformity with generally accepted accounting principles.




/s/ KPMG Peat Marwick LLP



Providence, Rhode Island

February 5, 1997

                          HASBRO, INC. AND SUBSIDIARIES

                           Consolidated Balance Sheets
                     December 29, 1996 and December 31, 1995

                    (Thousands of Dollars Except Share Data)


                          Assets                         1996       1995
                          ------                         ----       ----

Current assets
  Cash and cash equivalents                          $  218,971    161,030
  Accounts receivable, less allowance for
   doubtful accounts of $46,600 in 1996
   and $48,800 in 1995                                  807,149    791,111
  Inventories                                           273,247    315,620
  Prepaid expenses and other current assets             187,222    157,737
                                                      ---------  ---------
    Total current assets                              1,486,589  1,425,498

Property, plant and equipment, net                      313,545    313,240
                                                      ---------  ---------
Other assets
  Cost in excess of acquired net assets, less
   accumulated amortization of $115,312 in 1996
   and $99,404 in 1995                                  460,467    473,388
  Other intangibles, less accumulated amortization
   of $102,387 in 1996 and $79,648 in 1995              364,987    343,624
  Other                                                  75,921     60,638
                                                      ---------  ---------
    Total other assets                                  901,375    877,650
                                                      ---------  ---------

    Total assets                                     $2,701,509  2,616,388
                                                      =========  =========

                          HASBRO, INC. AND SUBSIDIARIES

                     December 29, 1996 and December 31, 1995

                     (Thousands of Dollars Except Share Data)


     Liabilities and Shareholders' Equity                1996       1995
     ------------------------------------                ----       ----

Current liabilities
  Short-term borrowings                              $  120,736    119,987
  Trade payables                                        174,337    198,328
  Accrued liabilities                                   399,896    433,567
  Income taxes                                          135,849    117,982
                                                      ---------  ---------
    Total current liabilities                           830,818    869,864

Long-term debt                                          149,382    149,991
Deferred liabilities                                     69,263     70,921
                                                      ---------  ---------
    Total liabilities                                 1,049,463  1,090,776
                                                      ---------  ---------
Shareholders' equity
  Preference stock of $2.50 par value.
   Authorized 5,000,000 shares; none issued                   -          -
  Common stock of $.50 par value.  Authorized
   300,000,000 shares; issued 132,160,293 shares
   in 1996 and 88,086,108 shares in 1995                 66,080     44,043
  Additional paid-in capital                            282,922    279,288
  Retained earnings                                   1,362,791  1,201,242
  Foreign currency translation                           21,487     23,450
  Treasury stock, at cost, 3,297,628 shares in
   1996 and 741,237 shares in 1995                      (81,234)   (22,411)
                                                      ---------  ---------
    Total shareholders' equity                        1,652,046  1,525,612
                                                      ---------  ---------

    Total liabilities and shareholders' equity       $2,701,509  2,616,388
                                                      =========  =========



See accompanying notes to consolidated financial statements.

                          HASBRO, INC. AND SUBSIDIARIES

                       Consolidated Statements of Earnings
                         Fiscal Years Ended in December

                    (Thousands of Dollars Except Share Data)


                                              1996       1995       1994
                                              ----       ----       ----

Net revenues                              $3,002,370  2,858,210  2,670,262
Cost of sales                              1,328,897  1,237,197  1,161,479
                                           ---------  ---------  ---------
      Gross profit                         1,673,473  1,621,013  1,508,783
                                           ---------  ---------  ---------
Expenses
  Amortization                                40,064     38,471     36,903
  Royalties, research and development        319,494    304,704    273,039
  Advertising                                418,003    417,886    397,094
  Selling, distribution and administration   563,645    555,280    493,570
  Discontinued development project and
   restructuring charges                           -     31,100     12,500
                                           ---------  ---------  ---------
    Total expenses                         1,341,206  1,347,441  1,213,106
                                           ---------  ---------  ---------
      Operating profit                       332,267    273,572    295,677
                                           ---------  ---------  ---------
Nonoperating (income) expense
  Interest expense                            31,465     37,588     30,789
  Other (income), net                         (6,091)   (16,566)   (26,681)
                                           ---------  ---------  ---------
    Total nonoperating expense                25,374     21,022      4,108
                                           ---------  ---------  ---------
      Earnings before income taxes and
       cumulative effect of change in
       accounting principles                 306,893    252,550    291,569
Income taxes                                 106,981     96,979    112,254
                                           ---------  ---------  ---------
      Earnings before cumulative effect
       of change in accounting principles    199,912    155,571    179,315
Cumulative effect of change in
 accounting principles                             -          -    ( 4,282)
                                           ---------  ---------  ---------
      Net earnings                        $  199,912    155,571    175,033
                                           =========  =========  =========

Per common share
  Earnings before cumulative effect
   of change in accounting principles     $     1.52       1.18       1.34
                                           =========  =========  =========
  Net earnings                            $     1.52       1.18       1.31
                                           =========  =========  =========
  Cash dividends declared                 $      .27        .21        .19
                                           =========  =========  =========

See accompanying notes to consolidated financial statements.

                                         HASBRO, INC. AND SUBSIDIARIES

                                Consolidated Statements of Shareholders' Equity

                                             (Thousands of Dollars)

                                              Additional               Foreign                 Total
                                    Common      Paid-in    Retained   Currency    Treasury  Shareholders'
                                     Stock      Capital    Earnings  Translation    Stock      Equity
                                  ---------   ---------   ---------   ---------   ---------   ---------
Balance, December 26, 1993       $   43,898     296,823     920,956      15,006           -   1,276,683
  Net earnings                            -           -     175,033           -           -     175,033
  Purchase of treasury stock              -           -           -           -     (26,140)    (26,140)
  Stock option and warrant
   transactions                         145     (14,672)          -           -       9,421      (5,106)
  Dividends declared                      -           -     (24,573)          -           -     (24,573)
  Currency translation                    -           -           -        (480)          -        (480)
                                  ---------   ---------   ---------   ---------   ---------   ---------
Balance, December 25, 1994           44,043     282,151   1,071,416      14,526     (16,719)  1,395,417
  Net earnings                            -           -     155,571           -           -     155,571
  Purchase of treasury stock              -           -           -           -     (15,228)    (15,228)
  Stock option and warrant
   transactions                           -      (2,872)          -           -       9,536       6,664
  Dividends declared                      -           -     (28,050)          -           -     (28,050)
  Currency translation and other          -           9       2,305       8,924           -      11,238
                                  ---------   ---------   ---------   ---------   ---------   ---------
Balance, December 31, 1995           44,043     279,288   1,201,242      23,450     (22,411)  1,525,612
  Net earnings                            -           -     199,912           -           -     199,912
  Three-for-two stock split          22,027     (22,027)          -           -           -           -
  Purchase of treasury stock              -           -           -           -     (83,657)    (83,657)
  Stock option and warrant
   transactions                           -      25,063           -           -      24,834      49,897
  Dividends declared                      -           -     (34,559)          -           -     (34,559)
  Currency translation and other         10         598      (3,804)     (1,963)          -      (5,159)
                                  ---------   ---------   ---------   ---------   ---------   ---------
Balance, December 29, 1996       $   66,080     282,922   1,362,791      21,487     (81,234)  1,652,046
                                  =========   =========   =========   =========   =========   =========


See accompanying notes to consolidated financial statements.

                          HASBRO, INC. AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows
                          Fiscal Years Ended in December

                              (Thousands of Dollars)


                                              1996       1995       1994
                                              ----       ----       ----

Cash flows from operating activities
  Net earnings                              $199,912    155,571    175,033
  Adjustments to reconcile net earnings
   to net cash provided by operating
   activities:
    Depreciation and amortization of plant
     and equipment                            98,201     91,437     85,368
    Other amortization                        40,064     38,471     36,903
    Deferred income taxes                     (8,120)    (9,149)    (1,245)
    Gain on investments                          (18)      (474)   (25,284)
    Discontinued development cost                  -     13,256          -
  Change in operating assets and liabilities
   (other than cash and cash equivalents):
    (Increase) decrease in accounts
     receivable                              (22,418)   (66,658)     9,871
    Decrease (increase) in inventories        42,959    (64,686)    28,678
    (Increase) in prepaid expenses and
     other current assets                    (37,036)    (1,633)    (3,142)
    (Decrease) increase in trade payables
     and other current liabilities           (35,852)    65,860    (22,231)
    Other                                      2,301      5,405       (166)
                                             -------    -------    -------
      Net cash provided by operating
       activities                            279,993    227,400    283,785
                                             -------    -------    -------

Cash flows from investing activities
  Additions to property, plant and
   equipment                                (101,946)  (100,639)  (110,944)
  Investments and acquisitions, net of
   cash acquired                             (33,027)  (117,406)  (192,379)
  Sale of investments                            318      1,715     59,322
  Other                                        7,369      6,999       (177)
                                             -------    -------    -------
      Net cash utilized by investing
       activities                           (127,286)  (209,331)  (244,178)
                                             -------    -------    -------

                          HASBRO, INC. AND SUBSIDIARIES

                          Fiscal Years Ended in December

                              (Thousands of Dollars)


                                              1996       1995       1994
                                              ----       ----       ----

Cash flows from financing activities
  Proceeds from borrowings with original
   maturities of more than three months      265,017    433,646          -
  Repayments of borrowings with original
   maturities of more than three months     (255,636)  (416,515)   (53,736)
  Net (payments) proceeds of other
   short-term borrowings                      (6,116)    20,997     18,938
  Purchase of common stock                   (83,657)   (15,228)   (26,140)
  Stock option and warrant transactions       17,745      6,664     (5,106)
  Dividends paid                             (32,959)   (27,190)   (23,711)
                                             -------    -------    -------
      Net cash (utilized) provided by
       financing activities                  (95,606)     2,374    (89,755)
                                             -------    -------    -------

Effect of exchange rate changes on cash          840      3,559        922
                                             -------    -------    -------
      Increase (decrease) in cash and
       cash equivalents                       57,941     24,002    (49,226)
Cash and cash equivalents at beginning
 of year                                     161,030    137,028    186,254
                                             -------    -------    -------
      Cash and cash equivalents at end
       of year                              $218,971    161,030    137,028
                                             =======    =======    =======


Supplemental information
  Cash paid during the year for
    Interest                                $ 29,430     39,050     33,471
    Income taxes                            $ 92,670     81,179     99,601


See accompanying notes to consolidated financial statements

                        HASBRO, INC. AND SUBSIDIARIES

                 Notes to Consolidated Financial Statements

                  (Thousands of Dollars Except Share Data)


 (1) Summary of Significant Accounting Policies
     ------------------------------------------
      Principles of Consolidation
      ---------------------------
The consolidated financial statements include the accounts of Hasbro, Inc. and all significant majority-owned subsidiaries (Hasbro or the Company). Investments in affiliates representing 20% to 50% ownership interest are accounted for using the equity method. All significant intercompany balances and transactions have been eliminated.

      Preparation of Financial Statements
      -----------------------------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and notes thereto. Actual results could differ from those estimates.

      Fiscal Year
      -----------
Hasbro's fiscal year ends on the last Sunday in December. The fiscal years ended December 29, 1996 and December 25, 1994 were fifty-two week periods while the fiscal year ended December 31, 1995 was a fifty-three week period.

      Cash and Cash Equivalents
      -------------------------
Cash and cash equivalents include all cash balances and highly liquid investments purchased with a maturity to the Company of three months or less.

      Inventories
      -----------
Inventories are valued at the lower of cost (first-in, first-out) or market.

      Long-Lived Assets
      -----------------
During the first quarter of 1996, Hasbro adopted Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of (SFAS 121). The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. Recoverability is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. Adoption of SFAS 121 had no material impact to the Company.

        Cost in Excess of Net Assets Acquired and Other Intangibles
        -----------------------------------------------------------
Approximately 90% of Hasbro's goodwill results from the 1984 acquisition of Milton Bradley Company (Milton Bradley), including its Playskool and international units, and the 1991 acquisition of Tonka Corporation (Tonka), including its Kenner, Parker Brothers and international units, and is being amortized on the straight-line method over forty years.

Substantially all of the other intangibles consist of the cost of acquired product rights. These rights, which were valued at their acquisition based on the anticipated future cash flows from the underlying product lines, are being amortized over five to twenty-five years using the straight-line method. In establishing the value of such rights, the Company considers, but does not individually value, existing copyrights, trademarks, patents, license agreements and other product-related rights. Approximately 34% of these other intangibles relate to the acquisition of Milton Bradley and Tonka and an additional 49% relates to Hasbro's acquisitions during 1995 and 1994. (See note 2)

        Depreciation and Amortization
        -----------------------------
Depreciation and amortization are computed using accelerated and straight-line methods to amortize the cost of property, plant and equipment over their estimated useful lives. The principal lives, in years, used in determining depreciation rates of various assets are: land improvements 15 to 19, buildings and improvements 15 to 25 and machinery and equipment 3 to 12.

Tools, dies and molds are amortized over a three year period or their useful lives, whichever is less, using an accelerated method.

      Income Taxes
      ------------
Hasbro uses the asset and liability approach for financial accounting and reporting for income taxes. Deferred income taxes have not been provided on undistributed earnings of international subsidiaries as substantially all of such earnings are indefinitely reinvested by the Company.

      Foreign Currency Translation
      ----------------------------
Foreign currency assets and liabilities are translated into dollars at current rates, and revenues, costs and expenses are translated at average rates during each reporting period. Current earnings include gains or losses resulting from foreign currency transactions, other than those relating to intercompany transactions of a long-term investment nature. Those gains and losses, as well as those resulting from translation of financial statements, are shown as a separate component of shareholders' equity.

      Pension Plans, Postretirement and Postemployment Benefits
      ---------------------------------------------------------
Hasbro, except for certain international subsidiaries, has pension plans covering substantially all of its full-time employees. Pension expense is based on actuarial computations of current and future benefits. The Company's policy is to fund amounts which are required by applicable regulations and which are tax deductible. The estimated amounts of future payments to be made under other retirement programs are being accrued currently over the period of active employment and are also included in pension expense.

Hasbro has a contributory postretirement health and life insurance plan covering substantially all employees who retire under any of its United States defined benefit pension plans and meet certain age and length of service requirements. It also has several plans covering certain groups of employees which may provide benefits to such employees following their period of employment but prior to their retirement.

      Research and Development
      ------------------------
Research and product development costs for 1996, 1995 and 1994 were $152,487, $148,057 and $135,406, respectively.

      Advertising
      -----------
Production costs of commercials and programming are charged to operations in the fiscal year during which the production is first aired. The costs of other advertising, promotion and marketing programs are charged to operations in the fiscal year incurred.

      Risk Management Contracts
      -------------------------
Hasbro does not enter into derivative financial instruments for speculative purposes. In the normal course of business, however, the Company employs off-balance sheet forward exchange contracts to manage its exposure to fluctuations in foreign currency exchange rates. Gains and losses deferred under hedge accounting provisions are subsequently included in the measurement of the related foreign currency transaction.

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

The weighted average number of shares outstanding, adjusted to reflect the three-for-two stock split declared February 19, 1997 (note 9), used in the computation of earnings per common share was 131,856,140, 132,379,059 and 133,996,128 in 1996, 1995 and 1994, respectively.

The difference between primary and fully diluted earnings per share was not significant for any year.

 (2) Acquisitions
     ------------
During February 1995, Hasbro purchased certain products and other assets from the Larami group of companies for $88,135. Accounting for this acquisition using the purchase method, the Company allocated the purchase price based on estimates of fair market value which included $9,053 of net tangible assets, $76,100 of product rights and $2,982 of goodwill.

 (3) Inventories
     -----------
                                                         1996       1995
                                                         ----       ----
      Finished products                                $209,903    240,126
      Work in process                                    16,810     22,093
      Raw materials                                      46,534     53,401
                                                        -------    -------
                                                       $273,247    315,620
                                                        =======    =======

 (4) Property, Plant and Equipment
     -----------------------------
                                                         1996       1995
                                                         ----       ----
      Land and improvements                            $ 14,543     14,845
      Buildings and improvements                        205,408    207,129
      Machinery and equipment                           257,499    229,882
                                                        -------    -------
                                                        477,450    451,856
      Less accumulated depreciation                     215,172    187,650
                                                        -------    -------
                                                        262,278    264,206
      Tools, dies and molds, net of
       amortization                                      51,267     49,034
                                                        -------    -------
                                                       $313,545    313,240
                                                        =======    =======

Expenditures for maintenance and repairs which do not materially extend the life of the assets are charged to operations.

 (5) Short-Term Borrowings
     ---------------------
Hasbro has available unsecured committed and uncommitted lines of credit from various banks approximating $550,000 and $790,000, respectively. Substantially all of the short-term borrowings outstanding at the end of 1996 and 1995 represent bank borrowings related to international units made under these lines of credit. The weighted average interest rates of the outstanding borrowings were 5.0% and 6.2%, respectively. Hasbro's working capital needs were fulfilled by borrowing under these lines of credit and through the issuance of commercial paper, both of which were on terms and at interest rates generally extended to companies of comparable creditworthiness. Included as part of the committed line is $440,000 available from a revolving credit agreement. This agreement contains certain restrictive covenants with which the Company is in compliance. Compensating balances and facility fees were not material.

 (6) Accrued Liabilities
     -------------------
                                                         1996       1995
                                                         ----       ----
      Royalties                                        $ 81,053     77,752
      Advertising                                        83,694    111,853
      Payroll and management incentives                  32,879     36,205
      Other                                             202,270    207,757
                                                        -------    -------
                                                       $399,896    433,567
                                                        =======    =======

 (7) Long-Term Debt
     --------------
Long-term debt of $149,382 and $149,991 at December 29, 1996 and December 31, 1995, respectively, consists of Hasbro's 6% Convertible Subordinated Notes Due 1998. These notes are convertible into common stock at a conversion price of $19.55 per share, are redeemable, at a premium, by the Company and interest on them is paid semi-annually.

 (8) Income Taxes
     ------------
Income taxes attributable to earnings before income taxes are:

                                              1996       1995       1994
                                              ----       ----       ----
      Current
        United States                       $ 58,580     54,979     60,539
        State and local                        9,033      9,309     10,417
        International                         47,488     41,840     42,543
                                             -------    -------    -------
                                             115,101    106,128    113,499
                                             -------    -------    -------

      Deferred
        United States                          4,309     (5,122)     1,924
        State and local                          406       (483)       180
        International                        (12,835)    (3,544)    (3,349)
                                             -------    -------    -------
                                              (8,120)    (9,149)    (1,245)
                                             -------    -------    -------
                                            $106,981     96,979    112,254
                                             =======    =======    =======

Certain tax benefits are not reflected in income taxes in the statements of earnings. Such benefits of $6,793 in 1996, $6,532 in 1995 and $9,800 in 1994, relate primarily to stock options.

A reconciliation of the statutory United States federal income tax rate to Hasbro's effective income tax rate is as follows:

                                              1996       1995       1994
                                              ----       ----       ----
      Statutory income tax rate               35.0%      35.0%      35.0%
      State and local income taxes, net
       of federal income tax effect            2.0        2.3        2.4
      Amortization of goodwill                 1.6        1.9        1.6
      International earnings taxed at
       rates other than the United States
       statutory rate                         (1.1)       (.3)       (.7)
      Reduction of valuation allowance        (1.1)         -          -
      Other, net                              (1.5)       (.5)        .2
                                              ----       ----       ----
                                              34.9%      38.4%      38.5%
                                              ====       ====       ====

The components of earnings before income taxes are as follows:

                                              1996       1995       1994
                                              ----       ----       ----
      United States                         $208,864    151,094    177,672
      International                           98,029    101,456    113,897
                                             -------    -------    -------
                                            $306,893    252,550    291,569
                                             =======    =======    =======

The components of deferred income tax expense arise from various temporary differences and relate to items included in the statements of earnings.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 29, 1996 and December 31, 1995 are:

                                                         1996       1995
                                                         ----       ----
      Deferred tax assets:
        Accounts receivable                            $ 25,643     28,433
        Inventories                                      10,650     14,671
        Net operating loss carryovers                    24,266     18,677
        Operating expenses                               34,039     36,024
        Postretirement benefits                          12,136     11,834
        Other                                            39,971     39,281
                                                        -------    -------
          Gross deferred tax assets                     146,705    148,920
        Valuation allowance                              (7,724)   (15,869)
                                                        -------    -------
          Net deferred tax assets                       138,981    133,051
                                                        -------    -------

      Deferred tax liabilities:
        Property rights and property, plant
         and equipment                                   52,229     59,760
        Other                                             9,563      6,787
                                                        -------    -------
          Gross deferred tax liabilities                 61,792     66,547
                                                        -------    -------
      Net deferred income taxes                        $ 77,189     66,504
                                                        =======    =======

Hasbro has a valuation allowance for deferred tax assets at December 29, 1996 of $7,724, which is a decrease of $8,145 from the $15,869 at December 31, 1995. Such decrease relates primarily to the current and expected future utilization of certain international tax losses from prior years. The remaining allowance pertains to other international operating loss carryforwards, some of which have no expiration and others that will expire beginning in 1997. If fully realized, future income tax expense will be reduced by $7,724.

Based on Hasbro's history of taxable income and the anticipation of sufficient taxable income in years when the temporary differences are expected to become tax deductions, it believes that it will realize the benefit of the deferred tax assets, net of the existing valuation allowance. Of the deferred tax assets, approximately 67% are expected to be realized during the next two fiscal years.

Deferred income taxes of $78,031 and $85,849 at the end of 1996 and 1995, respectively, are included as a component of prepaid expenses and other current assets, and $16,123 and $4,007, respectively, are included as a component of other assets. At the same dates, deferred income taxes of $16,017 and $22,198, respectively, are included as a component of deferred liabilities.

The cumulative amounts of undistributed earnings of Hasbro's international subsidiaries held for reinvestment amounted to approximately $307,000 at December 29, 1996 and $289,000 at December 31, 1995.

 (9) Capital Stock
     -------------
      Preference Share Purchase Rights
      --------------------------------
Hasbro maintains a Preference Share Purchase Right plan (the Rights
Plan). Under the terms of the Rights Plan, each share of common stock is accompanied by a Preference Share Purchase Right. Each Right is only exercisable under certain circumstances and, until exercisable, the Rights are not transferable apart from Hasbro's common stock. When exercisable, each Right will entitle its holder to purchase until June 30, 1999, in certain merger or other business combination or recapitalization transactions, at the Right's then current exercise price, a number of the acquiring company's or Hasbro's, as the case may be, common shares having a market value at that time of twice the Right's exercise price. Under certain circumstances, the rightholder may, at the option of the Board of Directors of Hasbro (the Board), receive shares of Hasbro's stock in exchange for Rights.

Prior to the acquisition by the person or group of beneficial ownership of a certain percentage of Hasbro's common stock, the Rights are redeemable for $.00444 per Right. The Rights Plan contains certain exceptions with respect to the Hassenfeld family and related entities.

      Common Stock
      ------------
On February 19, 1997, the Board declared a three-for-two stock split, payable in the form of a 50% stock dividend, on March 21, 1997 to shareholders of record on March 7, 1997. Appropriate changes, to reflect the split, have been effected in the stock options and other securities exercisable for or convertible into Hasbro's common stock.

Except for the balance sheet presentation of the December 31, 1995 outstanding and treasury shares, all share and per share amounts have been adjusted to reflect this split.

In August 1990, the Board authorized the purchase of up to 6,750,000 shares of the Company's common stock and in June 1994, the Executive Committee of the Board authorized the purchase of up to an additional 7,500,000 shares. At December 29, 1996, a balance of 5,685,750 shares remained under these authorizations.

(10) Employee Stock Options and Warrants
     -----------------------------------
Hasbro has a Non-Qualified Stock Option Plan, an Incentive Stock Option Plan, a 1992 Stock Incentive Plan, a Stock Incentive Performance Plan and a Stock Option Plan for Non-Employee Directors (collectively, the plans). During 1996, Hasbro adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 (SFAS 123) but, as permitted, continues to apply Accounting Principles Board Opinion No. 25 (APB 25) in accounting for the plans. Under APB 25, no compensation cost is recognized. A comparison of the Company's net earnings and earnings per share as reported and pro forma as they would have been had compensation cost been determined consistent with SFAS 123 follows:

                                                         1996       1995
                                                         ----       ----
      Net earnings: As reported                        $199,912    155,571
                    Pro forma                           196,911    154,802
                                                        =======    =======

      Earnings per share: As reported                  $   1.52       1.18
                          Pro forma                        1.49       1.17
                                                        =======    =======

As the provisions of SFAS 123 have not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

Hasbro has reserved 14,955,055 shares of its common stock for issuance upon exercise of options granted or to be granted under the plans. These options generally vest in equal annual amounts over three to five years. The plans provide that options be granted at exercise prices not less than market value on the date the option is granted and options are adjusted for such changes as stock splits and stock dividends. No options are exercisable for periods of more than ten years after date of grant. Although certain of the plans permit the granting of awards in the form of stock options, stock appreciation rights, stock awards and cash awards, to date, only stock options have been granted.

The changes in outstanding options and warrants for the three years ended December 29, 1996 follow:

                                                                   Weighted
                                                                   Average
                                                       Shares (in  Exercise
                                                       thousands)  Price
                                                        -------    -------
      Outstanding at December 26, 1993                   10,684     $16.11
        Granted                                           1,869      19.97
        Exercised                                        (2,991)     11.67
        Expired or canceled                                (757)     19.15
                                                         ------
      Outstanding at December 25, 1994                    8,805      18.17
        Granted                                           1,108      22.71
        Exercised                                          (475)     11.34
        Expired or canceled                                (561)     20.91
                                                         ------
      Outstanding at December 31, 1995                    8,877      18.93
        Granted                                           6,339      21.75
        Exercised                                        (1,236)     14.47
        Expired or canceled                                (345)     22.17
                                                         ------
      Outstanding at December 29, 1996                   13,635     $20.56
                                                         ======      =====

 The number of shares exercisable and the weighted average exercise price for such shares at the end of 1996, 1995 and 1994 were 6,585,280 at $19.32, 4,727,262 at $16.89 and 3,264,852 at $14.63, respectively. At the end of 1996, by range of exercise prices, the number of shares represented by outstanding options and warrants with their weighted average exercise price and weighted average remaining contractual life, in years, and the number of shares represented by exercisable options and warrants with their weighted average exercise price were:

                                 Outstanding                Exercisable
                          ------------------------      ------------------
       Exercise Price       Shares     Price  Life        Shares     Price
       -------------      ----------   -----  ----      ----------   -----
      $ 5.06 -  9.83         955,623  $ 7.57   3.1         955,623  $ 7.57
                          ==========   =====  ====      ==========   =====
      $16.67 - 19.75       2,291,923  $18.39   6.7       1,575,507  $18.30
                          ==========   =====  ====      ==========   =====
      $20.21 - 28.99      10,387,438  $22.23   6.8       4,054,150  $22.48
                          ==========   =====  ====      ==========   =====
The weighted average fair value of options granted in 1996 and 1995 were $6.93 and $6.44, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1996 and 1995, respectively: risk-free interest rates of 5.51% and 7.19%; expected dividend yields of 1.13% and 1.18%; expected volatility of approximately 21% and lives of 5.9 years for both years.

(11) Pension, Postretirement and Postemployment Benefits
     ---------------------------------------------------
      Pension Benefits
      ----------------
Hasbro's net pension and profit sharing cost for 1996, 1995 and 1994 was approximately $15,700, $12,200 and $12,500, respectively.

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

The net periodic pension cost of these plans included the following components:

                                              1996       1995       1994
                                              ----       ----       ----
      Benefits earned during the year        $ 8,583      6,304      7,029
      Interest cost on projected benefits      9,868      9,492      8,219
      Actual return on plan assets           (23,227)   (31,154)      (521)
      Net amortization and deferral           11,763     21,153     (8,429)
                                              ------     ------     ------
                                             $ 6,987      5,795      6,298
                                              ======     ======     ======

The funded status and the amounts recognized in Hasbro's balance sheets relating to these plans are:

                                     1996                    1995
                           ----------------------- -----------------------
                           Plans With  Plans With  Plans With  Plans With
                             Assets    Accumulated   Assets    Accumulated
                            Exceeding   Benefits    Exceeding   Benefits
                           Accumulated  Exceeding  Accumulated  Exceeding
                            Benefits     Assets     Benefits     Assets
                           ----------- ----------- ----------- -----------
      Actuarial present value of:
        Vested benefits      $103,870       6,591      98,149       8,303
        Nonvested benefits      3,205         673       3,162         199
                              -------      ------     -------      ------
        Accumulated benefit
         obligation           107,075       7,264     101,311       8,502
        Effect of assumed
         increase in
         compensation level    29,542       3,469      27,972       5,997
                              -------      ------     -------      ------
        Projected benefit
         obligation           136,617      10,733     129,283      14,499
      Net assets available
       for benefits           162,641           -     137,292         919
                              -------      ------     -------      ------
      Plan assets in excess
       of (less than)
       projected benefits    $ 26,024     (10,733)      8,009     (13,580)
                              =======      ======     =======      ======
       Consisting of:
        Unrecognized net
         asset               $  1,372           -       1,715           -
        Unrecognized prior
         service cost          (6,085)     (4,474)       (815)     (4,310)
        Unrecognized net gain
         (loss)                32,406       2,818       9,407      (1,984)
        Accrued pension
         recognized in the
         balance sheet         (1,669)     (9,077)     (2,298)     (7,286)
                              -------      ------     -------      ------
                             $ 26,024     (10,733)      8,009     (13,580)
                              =======      ======     =======      ======

The assets of the funded plans are managed by investment advisors and consist primarily of pooled indexed and actively managed bond and stock funds. The projected benefits have been determined using assumed discount rates of 7.75% for 1996, 7.25% for 1995 and 8.5% for 1994 and, for all years, an assumed long-term rate of compensation increase of 5% and an assumed long-term rate of return on plan assets of 9%.

Hasbro also has a profit sharing plan covering substantially all of its United States non-union employees. The plan provides for an annual discretionary contribution by the Company which for 1996, 1995 and 1994 was approximately $5,000, $4,800 and $5,100, respectively.

       International Plans
       -------------------
Pension coverage for employees of Hasbro's international subsidiaries is provided, to the extent deemed appropriate, through separate defined benefit and defined contribution plans. These plans were neither significant individually nor in the aggregate.

      Postretirement Benefits
      -----------------------
Hasbro provides certain postretirement health care and life insurance benefits to eligible United States employees who retire and have either attained age 65 with 5 years of service or age 55 with 10 years of service. The cost of providing these benefits on behalf of employees who retired prior to 1993 is and will continue to be substantially borne by the Company. The cost of providing benefits on behalf of employees who retire after 1992 is shared, with the employee contributing an increasing percentage of the cost, resulting in an employee-paid plan after the year 2002. The plan is not funded.

The accumulated benefit obligation relating to this plan at December 29, 1996 and December 31, 1995 consists of:

                                                         1996       1995
                                                         ----       ----
      Retired employees                                 $17,632     17,873
      Fully eligible active employees                     1,021        952
      Other active employees                              5,909      5,322
                                                         ------     ------
                                                        $24,562     24,147
                                                         ======     ======

The net periodic postretirement benefit cost included the following components:

                                              1996       1995       1994
                                              ----       ----       ----
      Benefits earned during the period      $   289        267        403
      Interest cost on projected benefits      1,727      1,822      1,709
                                              ------     ------     ------
                                             $ 2,016      2,089      2,112
                                              ======     ======     ======

For measuring the expected postretirement benefit obligation, an 8.6% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1996 and a rate of 9.2% for 1995 and 1994. The 1996 rate was further assumed to decrease gradually to 5% in 2012. The 1995 and 1994 rates were assumed to decrease to 6% over this same period. All were assumed to remain constant after 2012. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.75% in 1996, 7.25% in 1995 and 8.5% in 1994.

If the health care cost trend rate were increased one percentage point in each year, the accumulated postretirement benefit obligation at December 31, 1996 would have increased by approximately 10% and the aggregate of the benefits earned during the period and the interest cost would have each increased by approximately 11%.

      Postemployment Benefits
      -----------------------
Hasbro has several plans covering certain groups of employees which may provide benefits to such employees following their period of active employment but prior to their retirement. These plans include certain severance plans which provide benefits to employees involuntarily terminated and certain plans which continue the Company's health and life insurance contributions for employees who have left Hasbro's employ under terms of its long-term disability plan.

At the beginning of 1994, Hasbro adopted Statement of Financial Accounting Standards No. 112 (SFAS 112). SFAS 112 requires that the cost of certain postemployment benefits be accrued over the employee service period which was a change from the Company's prior practice of recording such benefits when incurred. The effect of initially applying SFAS 112, net of a deferred tax benefit of $2,513, was recorded as the cumulative effect of change in accounting principles.

(12) Leases
     ------
Hasbro occupies certain manufacturing facilities and sales offices and uses certain equipment under various operating lease arrangements. The rent expense under such arrangements, net of sublease income which is not material, for 1996, 1995 and 1994 amounted to $46,092, $43,486 and $39,186, respectively.

Minimum rentals, net of minimum sublease income which is not material, under long-term operating leases for the five years subsequent to 1996 and in the aggregate are as follows:

      1997                                                        $ 33,749
      1998                                                          24,539
      1999                                                          20,056
      2000                                                          15,619
      2001                                                          13,995
      Later years                                                  100,452
                                                                   -------
                                                                  $208,410
                                                                   =======

All leases expire prior to 2014. Real estate taxes, insurance and maintenance expenses are generally obligations of the Company. It is expected that in the normal course of business, leases that expire will be renewed or replaced by leases on other properties; thus, it is anticipated that future minimum lease commitments will not be less than the amounts shown for 1996.

In addition, Hasbro leases certain facilities which, as a result of prior restructurings, are no longer in use. Future costs relating to such facilities were included as a component of the restructuring charge and are not included in the table above.

(13) Discontinued Development Project and Restructuring Charges
     ----------------------------------------------------------
During the second quarter of 1995, Hasbro discontinued its efforts, begun in 1992, to develop a mass-market virtual reality game system. These efforts produced such a game system, but at a price judged to be too expensive for the mass-market. The impact of this decision was a charge of $31,100 for the estimated costs associated with such action. Approximately half of the charge resulted from the expensing of software development costs, previously capitalized under the provisions of Statement of Financial Accounting Standards No. 86, related to both the operating system and games for the system. The remaining amount represented provisions for costs associated with discontinuance of this project, including the termination of contractual agreements relating to the development of the system and games, the write-off of certain fixed assets and various other cancellation/termination costs. Substantially all of the liabilities established for this action have been paid.

During the third quarter of 1994, Hasbro recorded a restructuring charge of $12,500, primarily related to the reorganization of its Domestic Toy Group and the consolidation of its United States manufacturing operations. Substantially all of the liabilities established for these actions, which included provisions for severance payments, outplacement services and the continuation of certain fringe benefits, primarily medical and dental, have been paid.

(14) Financial Instruments
     ---------------------
Hasbro's financial instruments include cash and cash equivalents, accounts receivable, short- and long-term borrowings, accounts payable, accrued liabilities and foreign currency forward exchange contracts. At December 29, 1996, the carrying value of these instruments approximated their fair value based on current market prices and rates. As estimates of these fair values are subjective and involve uncertainties and judgments, they cannot be determined with precision. Any changes in assumptions would affect these estimates.

Hasbro enters into certain foreign currency forward exchange contracts to protect itself from adverse currency rate fluctuations on identifiable foreign currency commitments made in the ordinary course of business. These contracts, which relate to future purchases of inventory, are denominated in currencies of major industrial countries and entered into with creditworthy banks for terms of not more than twelve months. The Company does not anticipate any material adverse effect on its results of operations or financial position from these contracts. (See note 15)

(15) Commitments and Contingencies
     -----------------------------
Hasbro had unused open letters of credit of approximately $20,000 and $18,000 at December 29, 1996 and December 31, 1995, respectively.

Hasbro had the equivalent of approximately $35,000 and $42,000 of forward exchange contracts outstanding at December 29, 1996 and December 31, 1995, respectively. These contracts have been entered into to hedge firm commitments for the purchase of products, principally from the Far East. Gains and losses deferred under hedge accounting provisions are subsequently included in the measurement of the related foreign currency transaction. The aggregate amount of gains and losses resulting from foreign currency transactions was not material.

Hasbro is involved in various claims and legal actions substantially arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's future results of operations or liquidity.

(16) Segment Reporting
     -----------------
      Industry and Geographic Information
      -----------------------------------
Hasbro operates primarily in one industry segment which includes the development, manufacture and marketing of toy products and related items and the licensing of certain related properties.

As Hasbro operates internationally, it is exposed to the risk of changes in social, political and economic conditions inherent in such operations.

Information about Hasbro's operations in different geographic areas, determined by the location of the subsidiary or unit, for each of the fiscal years in the three-year period ended December 1996 follows. Hasbro's primary operations in areas outside of the United States include Western Europe, Canada, Mexico, Australia and New Zealand and Hong Kong. As the international areas have similar business environments and the Company's operations in those areas are similar, they are presented as one category.

                                              1996       1995       1994
                                              ----       ----       ----
      Net revenues:
        United States                     $1,642,569  1,550,454  1,530,928
        International                      1,359,801  1,307,756  1,139,334
                                           ---------  ---------  ---------
                                          $3,002,370  2,858,210  2,670,262
                                           =========  =========  =========

      Operating profit:
        United States                     $  201,312    146,841    169,782
        International                        130,955    126,731    125,895
                                           ---------  ---------  ---------
                                          $  332,267    273,572    295,677
                                           =========  =========  =========

      Identifiable assets:
        United States                     $1,793,915  1,782,276  1,612,982
        International                        907,594    834,112    765,393
                                           ---------  ---------  ---------
                                          $2,701,509  2,616,388  2,378,375
                                           =========  =========  =========

Certain of Hasbro's international units sell products, primarily on a letter of credit basis, directly to United States customers, and certain United States units sell products to international customers, primarily in Latin America. Were such transactions reported by the geographic destination of the sale rather than the geographic location of the unit making the sale, United States revenues would be increased and international revenues decreased by $135,010, $71,998 and $36,666 in 1996, 1995 and 1994, respectively.

      Other Information
      -----------------
Hasbro markets its products primarily to customers in the retail sector. Although the Company closely monitors the creditworthiness of its customers, adjusting credit policies and limits as deemed appropriate, a substantial portion of its customers' ability to discharge amounts owed is dependent upon the retail economic environment.

Sales to the Company's two largest customers, Toys R Us, Inc. and Wal-Mart Stores, Inc., amounted to 22% and 13%, respectively, of consolidated net revenues during 1996 and 21% and 12%, respectively, during each of 1995 and 1994.

Hasbro purchases certain components and accessories used in its manufacturing process and certain finished products from manufacturers in the Far East. The Company's reliance on external sources of manufacturing can be shifted, over a period of time, to alternative sources of supply for products it sells, should such changes be necessary. However, if Hasbro were prevented from obtaining products from a substantial number of its current Far East suppliers due to political, labor or other factors beyond its control, the Company's operations would be disrupted while alternative sources of product were secured. The imposition of trade sanctions by the United States against a class of products imported by Hasbro from, or the loss of "most favored nation" trading status by the Peoples Republic of China could significantly increase the cost of the Company's products imported into the United States from China.

(17) Quarterly Financial Data (Unaudited)
     ------------------------------------
       1996
       ----
                                         Quarter
                          ------------------------------------
                          First    Second     Third     Fourth   Full Year
                          -----    ------     -----     ------   ---------
      Net revenues      $538,685   511,609   845,148  1,106,928  3,002,370
      Gross profit      $300,914   277,425   472,875    622,259  1,673,473
      Earnings before
       income taxes     $ 39,109     9,143   104,934    153,707    306,893
      Net earnings      $ 24,365     5,986    70,469     99,092    199,912
                         =======   =======   =======  =========  =========
      Per common share
        Earnings        $    .18       .05       .54        .75       1.52

        Market price
          High          $ 31 1/4    25 3/4    25 1/2     29 3/8     31 1/4
          Low           $ 19 1/4    23 1/2    21 1/4     24 5/8     19 1/4

        Cash dividends
         declared       $    .07       .07       .07        .07        .27
                         =======   =======   =======  =========  =========
       1995
       ----
                                         Quarter
                          -------------------------------------
                          First    Second       Third    Fourth  Full Year
                          -----    ------       -----    ------  ---------
      Net revenues      $526,503  481,854     826,165 1,023,688  2,858,210
      Gross profit      $293,931  267,769     465,313   594,000  1,621,013
      Earnings (loss)
       before income
       taxes            $ 35,257  (24,217)(a) 103,370   138,140    252,550
      Net earnings
      (loss)            $ 21,683  (14,893)     63,572    85,209    155,571
                         =======  =======     ======= =========  =========
      Per common share
        Earnings (loss) $    .16     (.11)        .48       .64       1.18

        Market price
          High          $ 22 1/2   23 1/2      22 1/4    21 3/4     23 1/2
          Low           $ 18 7/8   20 7/8      19 3/4    19         18 7/8

        Cash dividends
         declared       $    .05      .05         .05       .05        .21
                         =======  =======     ======= =========  =========

       1994
       ----
                                       Quarter
                          ------------------------------------
                          First    Second     Third     Fourth   Full Year
                          -----    ------     -----     ------   ---------
      Net revenues      $489,133   444,324   796,222    940,583  2,670,262
      Gross profit      $280,933   241,146   444,093    542,611  1,508,783
      Earnings before
       income taxes and
       cumulative ef-
       fect of change
       in accounting
       principles       $ 43,443     2,657   122,196(a) 123,273    291,569
      Net earnings      $ 22,435     1,634    75,151     75,813    175,033
                         =======   =======   =======    =======  =========
      Per common share
        Earnings before
         cumulative ef-
         fect of change
         in account-
         ing principles $    .20       .01       .56        .57       1.34
        Earnings        $    .17       .01       .56        .57       1.31

        Market price
          High          $ 24 3/8    24        21 3/8     22 1/4     24 3/8
          Low           $ 22 1/4    18 3/4    18 3/4     18 1/2     18 1/2

        Cash dividends
         declared       $    .05       .05       .05        .05        .19
                         =======   =======   =======    =======  =========

(a) Includes the effect of nonrecurring charges in 1995 of $31,100 relating to a discontinued development project and in 1994, $12,500 relating to restructuring of operations. (See note 13)