Form 10-K405, Exhibit 13
period 1997-12-28
HASBRO INC
filed 1998-03-27
CIK 46080

EXHIBIT 13
                           HASBRO, INC. AND SUBSIDIARIES

                         Selected Information Contained in
                           Annual Report to Shareholders

                       for the Year Ended December 28, 1997


MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
-------------------------------------------------------------------------
The Company's Common Stock, Par Value $.50 per share (the "Common Stock"), is traded on the American and London Stock Exchanges. The following table sets forth the high and low sales prices as reported on the Composite Tape of the American Stock Exchange and the cash dividends declared per share of Common Stock, each as adjusted to reflect the three-for-two stock split declared on February 19, 1997 and paid on March 21, 1997, for the periods listed.

                             Sales Prices
                           ----------------            Cash Dividends
Period                     High         Low               Declared
------                     ----         ---            --------------
1996
    1st Quarter           $31 1/4      19 1/4               $.07
    2nd Quarter            25 3/4      23 1/2                .07
    3rd Quarter            25 1/2      21 1/4                .07
    4th Quarter            29 3/8      24 5/8                .07

1997
    1st Quarter           $29 5/8      24 1/8               $.08
    2nd Quarter            29 1/2      22 7/8                .08
    3rd Quarter            31 1/8      26 7/16               .08
    4th Quarter            36 1/2      25 3/4                .08

The approximate number of holders of record of the Company's Common Stock as of February 27, 1998 was 4,600.

  Dividends
  ---------

Declaration of dividends is at the discretion of the Company's Board of Directors and will depend upon the earnings, financial condition of the Company and such other factors as the Board of Directors deems appropriate. Payment of dividends is further subject to restrictions contained in agreements relating to the Company's outstanding long-term debt. At December 28, 1997, under the most restrictive agreement the full amount of retained earnings is free of restrictions.



SELECTED FINANCIAL DATA
-----------------------
  (Thousands of Dollars and Shares Except per share Data and Ratios)

                                           Fiscal Year
                         ------------------------------------------------
                         1997       1996       1995       1994       1993
                         ----       ----       ----       ----       ----
Statement of
 Earnings Data:

  Net revenues       $3,188,559  3,002,370  2,858,210  2,670,262  2,747,176
  Net earnings(1)    $  134,986    199,912    155,571    175,033    200,004

Per Common Share
 Data:

  Earnings(1)
    Basic            $     1.05       1.54       1.18       1.33       1.52
    Diluted          $     1.02       1.47       1.15       1.28       1.44
  Cash dividends
   declared          $      .32        .27        .21        .19        .16

Balance Sheet Data:

  Total assets       $2 899 717  2,701,509  2,616,388  2,378,375  2,293,018
  Long-term debt     $        -    149,382    149,991    150,000    200,510

Ratio of Earnings to
 Fixed Charges(1)(2)       5.66       7.51       5.82       7.58       8.59

Weighted Average
 Number of Common
 Shares
  Basic                 128,726    130,041    131,515    131,703    131,219
  Diluted               137,569    139,522    140,050    141,667    142,717

  (1) In 1997, net earnings, basic and diluted earnings per share and ratio of earnings to fixed charges, each excluding $140,000 of pretax charges relating to the global integration and profit enhancement program, were $227,386, $1.77, $1.69 and 8.85, respectively.

  (2) For purposes of calculating the ratio of earnings to fixed charges, fixed charges include interest, amortization of debt expense and one-third of rentals, and earnings available for fixed charges represent earnings before fixed charges and income taxes.



MANAGEMENT'S REVIEW
-------------------
Summary
-------
A percentage analysis of results of operations follows:

                                                1997       1996       1995
                                                ----       ----       ----

Net revenues                                   100.0%     100.0%     100.0%
Cost of sales                                   42.6       44.3       43.3
                                               -----      -----      -----
Gross profit                                    57.4       55.7       56.7
Amortization                                     1.7        1.3        1.4
Royalties, research and development             12.1       10.6       10.7
Advertising                                     12.9       13.9       14.6
Selling, distribution and administration        19.4       18.8       19.4
Restructuring charge and discontinued
 development project                             3.9          -        1.1
Interest expense                                  .9        1.1        1.3
Other income, net                                 .1        (.2)       (.6)
                                               -----      -----      -----
Earnings before income taxes                     6.4       10.2        8.8
Income taxes                                     2.2        3.5        3.4
                                               -----      -----      -----
Net earnings                                     4.2%       6.7%       5.4%
                                               =====      =====      =====

(Thousands of Dollars Except Share Data)

Results of Operations
---------------------
Net revenues for 1997 were $3,188,559 compared to $3,002,370 and $2,858,210 for 1996 and 1995, respectively. Within the United States market, boys' toys and the CD-ROM interactive games enjoyed substantial growth while traditional games and puzzles remained essentially flat and creative play, girls' and preschool lines decreased. The theatrical re-release of the Star Wars(R) trilogy coupled with new Batman(R) and Jurassic Park(R) movies provided the Company with a strong base from which to build its boys' toys product offerings. In the interactive family entertainment arena, during December, the Company's line included the top four and for the year, six of the ten best selling items, allowing it to more than double its 1996 volume. Games and puzzles, while remaining flat, had an excellent fourth quarter with the classic brands, such as Monopoly(R) and Scrabble(R), continuing to appeal to consumers. Bop It(R), a 1997 introduction from Parker Brothers, ended the year as one of the best selling new products in the industry. Both the creative play range, in spite of a strong showing by such favorites as Play Doh(R) and Easy Bake(R) Oven, and the girls' area experienced decreased volume, reflecting both the refocusing of their product offerings and the strength of large dolls in 1996. Preschool also experienced a decrease in revenues, primarily due to a significant planned reduction in the number of SKUs offered, as part of the Company's strategy to restore the profitability of this line. Licensed products, however, including Barney(R) and the newly introduced Arthur(TM), performed well during 1997.

In the international markets, absent the impact of the strengthened U.S. dollar, revenues increased in all geographic areas, although only marginally in Europe. Significant growth took place in the Americas with both Canada and Mexico experiencing double digit growth which was then further augmented by the Company's new operations in Chile, Peru and Argentina. The strengthened U.S. dollar, primarily in Europe, eroded much of these gains, enabling Hasbro to report international growth of less than 2%. In the aggregate, changed foreign currency rates had a negative impact of approximately $91,000 in 1997 and $29,000 in 1996.

The Company's gross profit margin increased to 57.4% from 55.7% in 1996 which had decreased from 56.7% in 1995. The increase in 1997 results primarily from the mix of products sold with a larger proportion of sales arising from promotional items which generally return higher gross margins. Had the U.S. dollar not strengthened to the extent that it did, the growth in margins would have been even greater. Also negatively impacting margins by $15,000, or .5%, in 1997 was the impact of the Company's global integration and profit enhancement program. The change between 1995 and 1996 results from a combination of factors including a greater volume of products sold at less than normal margins, higher tooling costs, unfavorable foreign exchange rates and increased unabsorbed overheads in the Company's manufacturing facilities resulting from reduced production levels, all partially offset by reduced raw material commodity costs, specifically paper board and plastic resin.

Amortization expense, which includes amortization of both property rights and cost in excess of net assets acquired, of $53,767 compares with $40,064 in 1996 and $38,471 in 1995. These increases were attributable to the acquisitions during the respective years.

Expenditures for royalties, research and development increased to $386,912 from $319,494 in 1996 and $304,704 in 1995. Included in these amounts are expenditures for research and development of $154,710 in 1997, $152,487 in 1996 and $148,057 in 1995. As percentages of net revenues, research and development was 4.9% in 1997, down from 5.1% in 1996 and 5.2% in 1995. The increased royalties in 1997 and 1996, both in amount and as a percentage of net revenues, when compared with 1995, were attributable to the higher proportion of the Company's revenues arising from licensed products as well as the higher rates generally paid on these items.

Advertising expenses, at 12.9% of net revenues, declined a full point from the 1996 level which had decreased to 13.9% from 14.6% in 1995. The decreases in both years reflect the reduced proportion of the Company's revenues attributable to sales made into the international marketplace, which traditionally have higher advertising to sales ratios than do the United States units, as well as the reduced overall level of advertising expenditures stemming in part from the mix of products sold.

During 1997, selling, distribution and administration costs increased by approximately 9% to $617,140 or 19.4% of revenues after decreasing in 1996 to 18.8% of revenues from 19.4% in 1995. In addition to normal inflationary trends, the 1997 growth reflects the impact of the Company's 1997 acquisitions, new operations begun in Latin America and costs associated with business consolidations which took place early in 1997. The decrease in the 1996 percentage reflected a year without any significant investment spending in newly organized or acquired units.

On December 9, 1997, Hasbro announced a global integration and profit enhancement program. This program, which will be substantially completed by the end of 1998 and which anticipates the redundancy of approximately 2,500 employees, principally in manufacturing, provides for actions in three principal areas: a continued consolidation of the Company's manufacturing operations; the streamlining of marketing and sales, while exiting from certain underperforming markets and product lines; and the further leveraging of overheads. Of the $140,000 estimated costs related to these actions, $125,000 is reported as a nonrecurring charge and $15,000 is reflected in cost of sales. Of the nonrecurring amount, approximately $54,000 relates to severance and people costs, $52,000 to property, plant and equipment and leases and $19,000 to product line related costs.

During the second quarter of 1995, Hasbro discontinued its efforts, begun in 1992, related to the development of a mass-market virtual reality game system. The impact of this decision was a charge of $31,100 for the costs associated with such action.

Interest expense was $27,486 in 1997 compared to $31,465 during 1996 and $37,588 during 1995. The decrease during the current year reflected the impact of lower interest rates and the availability of funds generated from operations during 1996. The same reasons are primarily responsible for the decrease in 1996 from 1995.

Other expense of $3,097 in 1997 compares with income of $6,091 and $16,566 in 1996 and 1995, respectively. The change between 1997 and 1996 primarily reflects an increase in foreign currency transactional losses and larger amounts attributable to Hasbro's minority partners in various units. The decrease of approximately $10,000 in 1996 is largely the result of decreased earnings from available funds, principally in the international units, which are invested on a short-term basis locally.

Income tax expense as a percentage of pretax earnings in 1997 decreased to 34.0% from 34.9% and 38.4% in 1996 and 1995, respectively. The decrease in both 1997 and 1996 resulted primarily from the continued reorganization of the Company's global business, which reduced the tax on international earnings and helped to reduce state income taxes.

Liquidity and Capital Resources
-------------------------------
The Company continued to have a strong and highly liquid balance sheet with cash and cash equivalents of $361,785 at December 28, 1997. Cash and cash equivalents were $218,971 and $161,030 at December 29, 1996 and December 31, 1995, respectively.

Hasbro generated almost $550,000 of net cash from its operating activities in 1997, and more than $225,000 in each of 1996 and 1995. Included in the 1997 amount was $273,344 provided by changes in operating assets and liabilities. Contributing to this were reductions in accounts receivable, which were approximately 3% less than in 1996, in spite of an approximate $25,000 increase in 1997 fourth quarter sales and the non-recourse sale of certain receivables totaling $65,000 in 1996. Inventories decreased by 11% in the current year, following a 13% decrease in 1996. Also providing funds were prepaid expenses and other current assets, which decreased, and accounts payable and accrued liabilities, which increased significantly, reflecting the unpaid portion of the costs associated with the Company's global integration and profit enhancement program as well as timing differences on certain payments. In 1996, changes in operating assets and liabilities utilized $52,347 with receivables, prepaid expenses and other current assets and trade payables and accrued liabilities all contributing. Receivable growth reflected the $83,000 increase in fourth quarter sales, much of which, under Hasbro's normal trading terms, became due after the end of the Company's fiscal year, partially offset by the aforementioned non-recourse sale of certain receivables. The utilization of funds through prepaid expenses and other current assets and accounts payable and accrued liabilities was largely attributable to timing differences on certain payments. Partially offsetting these utilizations was approximately $43,000 provided through the reduction of inventory levels. During 1995, operating assets and liabilities utilized $67,117, primarily in accounts receivable and inventories. Receivables were approximately 10% greater in 1995 than in 1994, reflecting both the increased level of fourth quarter sales and the impact of new operations. Inventories, up more than 25%, also reflected the impact of new operations and expanded product lines as well as a planned increase to allow faster and more complete shipment of customer orders. Partially offsetting these utilizations was the increase in trade payables and other accrued liabilities which reflected the increased and expanded levels of operations.

Cash flows from investing activities were a net utilization of funds during all three reported years; $269,277, $127,286 and $209,331 in 1997, 1996 and
1995, respectively. During each of the three years, the Company expended an average of approximately $100,000 in additions to its property, plant and equipment. Of these amounts, 51% in 1997, 57% in 1996 and 56% in 1995 were for purchases of tools, dies and molds related to the Company's products. During those three years, depreciation and amortization expenses were $112,817, $98,201 and $91,437, respectively. During 1997, Hasbro acquired certain assets of OddzOn Products, Inc. and Cap Toys, Inc., wholly owned subsidiaries of Russ Berrie and Company, Inc., for $167,379. In 1996, the Company made several small acquisitions and investments, none of which were significant. In 1995, Hasbro purchased certain products, primarily the Super Soaker(TM) line, and other assets from the Larami group of companies for $88,135 and made several other smaller investments.

As part of the traditional marketing strategies of the toy industry, many sales made early in the year are not due for payment until the fourth quarter or early in the first quarter of the subsequent year, thus making it necessary for the Company to borrow significant amounts pending these collections. During the year, the Company borrowed through the issuance of commercial paper and short-term lines of credit to fund its seasonal working capital requirements in excess of funds available from operations. During 1998, the Company expects to fund these needs in a similar manner and believes that the funds available to it are adequate to meet its needs. At March 1, 1998, the Company's unused committed and uncommitted lines of credit, including a $440,000 revolving credit agreement, were in excess of $1,000,000. Additionally, Hasbro has an unused public debt shelf registration in the amount of an additional $550,000.

During 1997 and 1996, net financing activities utilized approximately $125,000 and $95,000, respectively, of Hasbro's funds while in 1995 it provided a small amount. Throughout 1997, the Company met its seasonal working capital requirements through short-term borrowings, as in prior years. During the year, the Company also invested approximately $135,000 to purchase its common stock in the open market, which compares with approximately $84,000 and $15,000 repurchased in 1996 and 1995, respectively.

During October 1997, the Company called its 6% Convertible Subordinated Notes Due 1998. Substantially all of these notes were converted into approximately
7.6 million shares of Hasbro common stock.

Under prior authorizations of the Board of Directors (the Board) and the Executive Committee of the Board, the Company repurchased 4,460,800 shares of its common stock during 1997. On December 9, 1997, the Board canceled all prior authorizations and authorized the repurchase of up to $500,000 of the Company's shares. At December 28, 1997, $488,457 remains available under this authorization. The Company anticipates that it will continue such purchases in the future when it deems conditions to be favorable. The shares acquired under these programs are being used for corporate purposes including issuance upon the exercise of stock options.

Foreign Currency Risk Management
--------------------------------
The Company is exposed to market risks attributable to fluctuations in foreign currency exchange rates as a result of sourcing products in five currencies while marketing those products in more than thirty currencies. Results of operations will be affected primarily by changes in the value of the U.S. dollar, Hong Kong dollar, British pound, French franc, Mexican peso, Irish punt and Spanish peseta versus other currencies, principally in Europe and the United States.

To manage this exposure, as of December 28, 1997, Hasbro has hedged a considerable portion of its estimated 1998 foreign currency transactions using a combination of forward foreign exchange contracts and purchased foreign currency options. The Company estimates that a hypothetical immediate 10% unfavorable movement in the currencies involved could result in an approximate $10 million adverse impact to operating profit. The Company is also exposed to risk with respect to its foreign currency net cash and cash equivalents or short-term borrowing positions. Hasbro believes, however, that the risk on this net exposure would not be material to its financial condition. In addition, the Company's revenues and costs have been and will likely continue to be affected by changes in foreign currency rates. Other than set forth above, the Company does not hedge, nor does it speculate, in foreign currencies.

Gains and losses related to qualified hedges of firm commitments and anticipated transactions are deferred and are recognized in income or as carrying amounts when the hedged transaction occurs.


The Economy and Inflation
-------------------------
The Company continued to experience difficult economic environments throughout much of the world during 1997. The principal market for the Company's products is the retail sector where certain customers have experienced economic difficulty. The Company closely monitors the creditworthiness of its customers and adjusts credit policies and limits as it deems appropriate.

The effect of inflation on the Company's operations during 1997 was not significant and the Company will continue its policy of monitoring costs and adjusting prices accordingly.

Year 2000
---------
After several years of planning and design, Hasbro is currently in the installation phase of a new global `enterprise' management information system which will replace a number of older systems used in different parts of the world and which will enable the Company to operate more effectively on a global basis. An additional benefit of this planned improvement is that through this enterprise system, significant portions of the Company's world-wide systems and applications will become year 2000 compliant. Hasbro also has a program which will result in all other systems becoming compliant prior to the point that non-compliance would have any material impact on the Company's operations. The Company believes that the costs of the new `enterprise' system together with the costs associated with becoming year 2000 compliant will not have a material impact on either its results of operations or financial condition.

The Company is also communicating with suppliers, customers and service providers to determine the extent to which Hasbro may be vulnerable to those third parties' failure to resolve their own year 2000 issue. While there can be no assurance that the systems of other companies on which Hasbro's systems rely will all be timely remediated, the Company has no current knowledge of any such third party year 2000 issues that would result in a material negative impact to its operations. Should the Company become aware of any such situation, contingency plans will be developed.

Other Information
-----------------
The Company's revenue pattern continues to show the second half of the year more significant to its overall business and within that half, the fourth quarter most prominent. The Company believes that this will continue in 1998.

The Company is not aware of any material amounts of potential exposure relating to environmental matters and does not believe its compliance costs or liabilities to be material to its operating results or financial position.

Hasbro will adopt Statements of Financial Accounting Standards No. 130, Reporting Comprehensive Income (SFAS 130), and No. 131, Disclosures about Segments of an Enterprise and Related Information (SFAS 131), in 1998. As both of these relate to disclosure, the adoption of SFAS 130 and SFAS 131 is not expected to have any material impact on Hasbro's results of operations, financial condition or cash flows.

On February 9, 1998, Hasbro and Tiger Electronics, Inc. (Tiger) announced a definitive agreement for Hasbro to acquire the operating assets of Tiger and its affiliates for $335,000, subject to certain closing adjustments plus the closing value of inventory, tooling, equipment and certain prepaid assets. It is anticipated that the transaction will be completed early in the second quarter of 1998.



FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
-------------------------------------------
See attached pages.





                        INDEPENDENT AUDITORS' REPORT


The Board of Directors and Shareholders
Hasbro, Inc.:


        We have audited the accompanying consolidated balance sheets of Hasbro, Inc. and subsidiaries as of December 28, 1997 and December 29, 1996 and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the fiscal years in the three-year period ended December 28, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hasbro, Inc. and subsidiaries as of December 28, 1997 and December 29, 1996 and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended December 28, 1997 in conformity with generally accepted accounting principles.




/s/ KPMG Peat Marwick LLP



Providence, Rhode Island

February 4, 1998


                          HASBRO, INC. AND SUBSIDIARIES

                           Consolidated Balance Sheets
                     December 28, 1997 and December 29, 1996

                    (Thousands of Dollars Except Share Data)

                          Assets                         1997       1996
                          ------                         ----       ----
Current assets
  Cash and cash equivalents                          $  361,785    218,971
  Accounts receivable, less allowance for
   doubtful accounts of $51,700 in 1997
   and $46,600 in 1996                                  783,008    807,149
  Inventories                                           242,702    273,247
  Prepaid expenses and other current assets             186,379    187,222
                                                      ---------  ---------
    Total current assets                              1,573,874  1,486,589

Property, plant and equipment, net                      280,603    313,545
                                                      ---------  ---------
Other assets
  Cost in excess of acquired net assets, less
   accumulated amortization of $128,237 in 1997
   and $115,312 in 1996                                 486,502    460,467
  Other intangibles, less accumulated amortization
   of $135,467 in 1997 and $102,387 in 1996             478,798    364,987
  Other                                                  79,940     75,921
                                                      ---------  ---------
    Total other assets                                1,045,240    901,375
                                                      ---------  ---------

    Total assets                                     $2,899,717  2,701,509
                                                      =========  =========

                          HASBRO, INC. AND SUBSIDIARIES

                      Consolidated Balance Sheets, Continued
                     December 28, 1997 and December 29, 1996

                     (Thousands of Dollars Except Share Data)

     Liabilities and Shareholders' Equity                1997       1996
     ------------------------------------                ----       ----
Current liabilities
  Short-term borrowings                              $  122,024    120,736
  Trade payables                                        179,156    174,337
  Accrued liabilities                                   596,033    399,896
  Income taxes                                          106,333    135,849
                                                      ---------  ---------
    Total current liabilities                         1,003,546    830,818

Long-term debt                                                -    149,382
Deferred liabilities                                     58,054     69,263
                                                      ---------  ---------
    Total liabilities                                 1,061,600  1,049,463
                                                      ---------  ---------
Shareholders' equity
  Preference stock of $2.50 par value.
   Authorized 5,000,000 shares; none issued                   -          -
  Common stock of $.50 par value.  Authorized
   300,000,000 shares; issued 139,799,011 shares
   in 1997 and 132,160,293 shares in 1996                69,900     66,080
  Additional paid-in capital                            489,447    282,922
  Retained earnings                                   1,458,309  1,362,791
  Foreign currency translation                           (4,717)    21,487
  Treasury stock, at cost, 6,357,948 shares in
   1997 and 3,297,628 shares in 1996                   (174,822)   (81,234)
                                                      ---------  ---------
    Total shareholders' equity                        1,838,117  1,652,046
                                                      ---------  ---------

    Total liabilities and shareholders' equity       $2,899,717  2,701,509
                                                      =========  =========



See accompanying notes to consolidated financial statements.

                          HASBRO, INC. AND SUBSIDIARIES

                       Consolidated Statements of Earnings
                         Fiscal Years Ended in December

                    (Thousands of Dollars Except Share Data)

                                              1997       1996       1995
                                              ----       ----       ----
Net revenues                              $3,188,559  3,002,370  2,858,210
Cost of sales                              1,359,058  1,328,897  1,237,197
                                           ---------  ---------  ---------
      Gross profit                         1,829,501  1,673,473  1,621,013
                                           ---------  ---------  ---------
Expenses
  Amortization                                53,767     40,064     38,471
  Royalties, research and development        386,912    319,494    304,704
  Advertising                                411,574    418,003    417,886
  Selling, distribution and administration   617,140    563,645    555,280
  Restructuring charge and discontinued
   development project                       125,000          -     31,100
                                           ---------  ---------  ---------
    Total expenses                         1,594,393  1,341,206  1,347,441
                                           ---------  ---------  ---------
      Operating profit                       235,108    332,267    273,572
                                           ---------  ---------  ---------
Nonoperating (income) expense
  Interest expense                            27,486     31,465     37,588
  Other (income) expense, net                  3,097     (6,091)   (16,566)
                                           ---------  ---------  ---------
    Total nonoperating expense                30,583     25,374     21,022
                                           ---------  ---------  ---------
      Earnings before income taxes           204,525    306,893    252,550
Income taxes                                  69,539    106,981     96,979
                                           ---------  ---------  ---------
      Net earnings                        $  134,986    199,912    155,571
                                           =========  =========  =========

Per common share
  Net earnings
   Basic                                  $     1.05       1.54       1.18
                                           =========  =========  =========
   Diluted                                $     1.02       1.47       1.15
                                           =========  =========  =========
  Cash dividends declared                 $      .32        .27        .21
                                           =========  =========  =========

See accompanying notes to consolidated financial statements.

                          HASBRO, INC. AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows
                          Fiscal Years Ended in December

                              (Thousands of Dollars)

                                              1997       1996       1995
                                              ----       ----       ----
Cash flows from operating activities
  Net earnings                              $134,986    199,912    155,571
  Adjustments to reconcile net earnings
   to net cash provided by operating
   activities:
    Depreciation and amortization of plant
     and equipment                           112,817     98,201     91,437
    Other amortization                        53,767     40,064     38,471
    Deferred income taxes                    (40,555)    (8,120)    (9,149)
    Discontinued development project               -          -     13,256
  Change in operating assets and liabilities
   (other than cash and cash equivalents):
    Decrease (increase) in accounts
     receivable                               11,920    (22,418)   (66,658)
    Decrease (increase) in inventories        40,739     42,959    (64,686)
    Decrease (increase) in prepaid expenses
      and other current assets                20,326    (37,036)    (1,633)
    Increase (decrease) in trade payables
     and other current liabilities           200,359    (35,852)    65,860
  Other                                        9,482      2,283      4,931
                                             -------    -------    -------
      Net cash provided by operating
       activities                            543,841    279,993    227,400
                                             -------    -------    -------

Cash flows from investing activities
  Additions to property, plant and
   equipment                                 (99,356)  (101,946)  (100,639)
  Investments and acquisitions, net of
   cash acquired                            (172,116)   (33,027)  (117,406)
  Other                                        2,195      7,687      8,714
                                             -------    -------    -------
      Net cash utilized by investing
       activities                           (269,277)  (127,286)  (209,331)
                                             -------    -------    -------

                          HASBRO, INC. AND SUBSIDIARIES

                 Consolidated Statements of Cash Flows, Continued
                          Fiscal Years Ended in December

                              (Thousands of Dollars)

                                              1997       1996       1995
                                              ----       ----       ----
Cash flows from financing activities
  Proceeds from borrowings with original
   maturities of more than three months      295,132    265,017    433,646
  Repayments of borrowings with original
   maturities of more than three months     (304,927)  (255,636)  (416,515)
  Net proceeds (payments) of other
   short-term borrowings                      21,599     (6,116)    20,997
  Purchase of common stock                  (134,880)   (83,657)   (15,228)
  Stock option and warrant transactions       37,258     17,745      6,664
  Dividends paid                             (39,694)   (32,959)   (27,190)
                                             -------    -------    -------
      Net cash (utilized) provided by
       financing activities                 (125,512)   (95,606)     2,374
                                             -------    -------    -------

Effect of exchange rate changes on cash       (6,238)       840      3,559
                                             -------    -------    -------
      Increase in cash and cash
       equivalents                           142,814     57,941     24,002
Cash and cash equivalents at beginning
 of year                                     218,971    161,030    137,028
                                             -------    -------    -------
      Cash and cash equivalents at end
       of year                              $361,785    218,971    161,030
                                             =======    =======    =======


Supplemental information
  Cash paid during the year for
    Interest                                $ 23,480     29,430     39,050
                                             =======    =======    =======
    Income taxes                            $135,446     92,670     81,179
                                             =======    =======    =======

  Non-cash financing activities
    6% Convertible Subordinated Notes Due
     1998, converted into common stock      $149,354        609          9
                                             =======    =======    =======



See accompanying notes to consolidated financial statements.

                                         HASBRO, INC. AND SUBSIDIARIES

                                Consolidated Statements of Shareholders' Equity

                                             (Thousands of Dollars)
                                              Additional               Foreign                 Total
                                    Common      Paid-in    Retained   Currency    Treasury  Shareholders'
                                     Stock      Capital    Earnings  Translation    Stock      Equity
                                  ---------   ---------   ---------   ---------   ---------   ---------
  Balance, December 25, 1994     $   44,043     282,151   1,071,416      14,526     (16,719)  1,395,417
    Net earnings                          -           -     155,571           -           -     155,571
    Purchase of treasury stock            -           -           -           -     (15,228)    (15,228)
    Stock option and warrant
     transactions                         -      (2,872)          -           -       9,536       6,664
    Dividends declared                    -           -     (28,050)          -           -     (28,050)
    Currency translation and other        -           9       2,305       8,924           -      11,238
                                  ---------   ---------   ---------   ---------   ---------   ---------
  Balance, December 31, 1995         44,043     279,288   1,201,242      23,450     (22,411)  1,525,612
    Net earnings                          -           -     199,912           -           -     199,912
    Three-for-two stock split        22,027     (22,027)          -           -           -           -
    Purchase of treasury stock            -           -           -           -     (83,657)    (83,657)
    Stock option and warrant
     transactions                         -      25,063           -           -      24,834      49,897
    Dividends declared                    -           -     (34,559)          -           -     (34,559)
    Currency translation and other       10         598      (3,804)     (1,963)          -      (5,159)
                                  ---------   ---------   ---------   ---------   ---------   ---------
  Balance, December 29, 1996         66,080     282,922   1,362,791      21,487     (81,234)  1,652,046
    Net earnings                          -           -     134,986           -           -     134,986
    Purchase of treasury stock            -           -           -           -    (134,880)   (134,880)
    Stock option and warrant
     transactions                         -      57,378           -           -      41,287      98,665
    Dividends declared                    -           -     (41,783)          -           -     (41,783)
    Conversion of 6% debt             3,820     149,264           -           -           -     153,084
    Currency translation and other        -        (117)      2,315     (26,204)          5     (24,001)
                                  ---------   ---------   ---------   ---------   ---------   ---------
  Balance, December 28, 1997     $   69,900     489,447   1,458,309      (4,717)   (174,822)  1,838,117
                                  =========   =========   =========   =========   =========   =========

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

      Fiscal Year
      -----------
Hasbro's fiscal year ends on the last Sunday in December. The fiscal years ended December 28, 1997 and December 29, 1996 were fifty-two week periods while the fiscal year ended December 31, 1995 was a fifty-three week period.

      Cash and Cash Equivalents
      -------------------------
Cash and cash equivalents include all cash balances and highly liquid investments purchased with a maturity to the Company of three months or less.

      Inventories
      -----------
Inventories are valued at the lower of cost (first-in, first-out) or market.

      Long-Lived Assets
      -----------------
The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. Recoverability is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset.

        Cost in Excess of Net Assets Acquired and Other Intangibles
        -----------------------------------------------------------
More than 80% of Hasbro's goodwill results from the 1984 acquisition of Milton Bradley Company (Milton Bradley), including its Playskool and international units, and the 1991 acquisition of Tonka Corporation (Tonka), including its Kenner, Parker Brothers and international units, and is being amortized on the straight-line method over forty years.

Substantially all of the other intangibles consist of the cost of acquired product rights. These rights, which were valued at their acquisition date based on the anticipated future cash flows from the underlying product lines, are being amortized over five to twenty-five years using the straight-line method. In establishing the value of such rights, the Company considers, but does not individually value, existing copyrights, trademarks, patents, license agreements and other product-related rights. Approximately half of these other intangibles relate to the acquisition of Milton Bradley, Tonka and other acquisitions during 1997 and 1995. (note 2)

        Depreciation and Amortization
        -----------------------------
Depreciation and amortization are computed using accelerated and straight-line methods to amortize the cost of property, plant and equipment over their estimated useful lives. The principal lives, in years, used in determining depreciation rates of various assets are: land improvements 15 to 19, buildings and improvements 15 to 25 and machinery and equipment 3 to 12.

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

      Research and Development
      ------------------------
Research and product development costs for 1997, 1996 and 1995 were $154,710, $152,487 and $148,057, respectively.

      Advertising
      -----------
Production costs of commercials and programming are charged to operations in the fiscal year during which the production is first aired. The costs of other advertising, promotion and marketing programs are charged to operations in the fiscal year incurred.

  Risk Management Contracts
  -------------------------
Hasbro does not enter into derivative financial instruments for speculative purposes. The Company may, however, enter into foreign currency hedging contracts, including forwards and options, to manage its exposure to foreign currency exchange rates. This exposure relates to future purchases of inventory not denominated in the functional currency of the unit purchasing the inventory as well as other cross-border currency requirements. Forwards are generally used by the Company to hedge firm commitments while options are used to hedge anticipated and probable transactions, each thus meeting the criteria for hedge accounting treatment. Premiums on such option contracts are amortized over their term and if such contract is terminated before its maturity, the unamortized premium is expensed and included in other expense, net. The carrying value of options is included in prepaid expenses and other current assets. Were hedge accounting criteria not met, gains and losses on such instruments would be included currently in the statements of earnings.

      Earnings Per Common Share
      -------------------------
During 1997, Hasbro adopted Statement of Financial Accounting Standards No. 128, Earnings Per Share (SFAS 128), and, accordingly, has restated all prior period data. SFAS 128 requires that earnings per share be presented as two calculations: Basic and Diluted. Earnings per common share are based on the weighted average number of shares of common stock and dilutive securities outstanding during each period. Dilutive securities include stock options and warrants for the period prior to their exercise. Under the treasury stock method, the unexercised options and warrants are assumed to be exercised at the beginning of the period or at issuance, if later. The assumed proceeds are then used to purchase common stock at the average market price during the period.

A reconciliation of earnings per share for the three fiscal years ended December 28, 1997 is as follows:

                                1997             1996             1995
                          ---------------  ---------------  ---------------
                           Basic  Diluted   Basic  Diluted   Basic  Diluted
                          ------- -------  ------- -------  ------- -------
      Net earnings       $134,986 134,986  199,912 199,912  155,571 155,571
      Effect of dilutive
       securities:
        6% Convertible
         Notes due 1998         -   4,782        -   5,757        -   5,763
                          ------- -------  ------- -------  ------- -------
      Adjusted net
       earnings          $134,986 139,768  199,912 205,669  155,571 161,334
                          ======= =======  ======= =======  ======= =======

      Average shares
       outstanding (in
       thousands)         128,726 128,726  130,041 130,041  131,515 131,515
      Effect of dilutive
       securities:
        6% Convertible
         Notes due 1998         -   6,286        -   7,666        -   7,671
        Options and
         warrants               -   2,557        -   1,815        -     864
                          ------- -------  ------- -------  ------- -------
      Equivalent shares   128,726 137,569  130,041 139,522  131,515 140,050
                          ======= =======  ======= =======  ======= =======

      Earnings per share $   1.05    1.02     1.54    1.47     1.18    1.15
                          ======= =======  ======= =======  ======= =======

 (2) Acquisitions
     ------------
On May 2, 1997, Hasbro purchased certain assets of OddzOn Products, Inc., and Cap Toys, Inc., wholly owned subsidiaries of Russ Berrie and Company, Inc. The consideration for this purchase was $167,379. This acquisition was accounted for using the purchase accounting method and, based on estimates of fair market value, $43,582 has been allocated to net tangible assets, $76,700 to product rights and $47,097 to goodwill.

 (3) Inventories
     -----------
                                                         1997       1996
                                                         ----       ----
      Finished products                                $198,215    209,903
      Work in process                                    12,208     16,810
      Raw materials                                      32,279     46,534
                                                        -------    -------
                                                       $242,702    273,247
                                                        =======    =======

 (4) Property, Plant and Equipment
     -----------------------------
                                                         1997       1996
                                                         ----       ----
      Land and improvements                            $ 13,297     14,543
      Buildings and improvements                        181,362    205,408
      Machinery and equipment                           265,313    257,499
                                                        -------    -------
                                                        459,972    477,450
      Less accumulated depreciation                     219,106    215,172
                                                        -------    -------
                                                        240,866    262,278
      Tools, dies and molds, net of
       amortization                                      39,737     51,267
                                                        -------    -------
                                                       $280,603    313,545
                                                        =======    =======

Expenditures for maintenance and repairs which do not materially extend the life of the assets are charged to operations.

 (5) Short-Term Borrowings
     ---------------------
Hasbro has available unsecured committed and uncommitted lines of credit from various banks approximating $550,000 and $750,000, respectively. Substantially all of the short-term borrowings outstanding at the end of 1997 and 1996 represent bank borrowings related to international units made under these lines of credit. The weighted average interest rates of the outstanding borrowings were 6.3% and 5.0%, respectively. Hasbro's working capital needs were fulfilled by borrowing under these lines of credit and through the issuance of commercial paper, both of which were on terms and at interest rates generally extended to companies of comparable creditworthiness. Included as part of the committed line is $440,000 available from a revolving credit agreement. This agreement contains certain restrictive covenants with which the Company is in compliance. Compensating balances and facility fees were not material.

 (6) Accrued Liabilities
     -------------------
                                                         1997       1996
                                                         ----       ----
      Royalties                                        $ 95,418     81,053
      Advertising                                       112,299     83,694
      Payroll and management incentives                  44,014     32,879
      1997 restructuring accruals (note 13)             120,099          -
      Other                                             224,203    202,270
                                                        -------    -------
                                                       $596,033    399,896
                                                        =======    =======

 (7) Long-Term Debt
     --------------
Long-term debt of $149,382 at December 29, 1996 consisted of Hasbro's 6% Convertible Subordinated Notes Due 1998. Substantially all of these notes were converted into 7,636,562 shares of common stock during 1997.

 (8) Income Taxes
     ------------
Income taxes attributable to earnings before income taxes are:

                                              1997       1996       1995
                                              ----       ----       ----
      Current
        United States                       $ 62,042     58,580     54,979
        State and local                        8,296      9,033      9,309
        International                         39,756     47,488     41,840
                                             -------    -------    -------
                                             110,094    115,101    106,128
                                             -------    -------    -------

      Deferred
        United States                        (31,533)     4,309     (5,122)
        State and local                       (2,793)       406       (483)
        International                         (6,229)   (12,835)    (3,544)
                                             -------    -------    -------
                                             (40,555)    (8,120)    (9,149)
                                             -------    -------    -------
                                            $ 69,539    106,981     96,979
                                             =======    =======    =======

Certain tax benefits are not reflected in income taxes in the statements of earnings. Such benefits of $4,036 in 1997, $6,793 in 1996 and $6,532 in 1995, relate primarily to stock options.

A reconciliation of the statutory United States federal income tax rate to Hasbro's effective income tax rate is as follows:

                                              1997       1996       1995
                                              ----       ----       ----
      Statutory income tax rate               35.0%      35.0%      35.0%
      State and local income taxes, net        1.7        2.0        2.3
      Goodwill amortization                    2.4        1.6        1.9
      Tax on international earnings           (4.9)      (2.2)       (.8)
      Reduction of valuation allowance           -       (1.1)         -
      Other, net                               (.2)       (.4)         -
                                              ----       ----       ----
                                              34.0%      34.9%      38.4%
                                              ====       ====       ====

The components of earnings before income taxes are as follows:

                                              1997       1996       1995
                                              ----       ----       ----
      United States                         $157,987    208,864    151,094
      International                           46,538     98,029    101,456
                                             -------    -------    -------
                                            $204,525    306,893    252,550
                                             =======    =======    =======

Absent the impact of Hasbro's $140,000 global integration and profit enhancement program (note 13), 1997 United States and International earnings before income taxes were $224,576 and $119,949, respectively.

The components of deferred income tax expense arise from various temporary differences and relate to items included in the statements of earnings.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 28, 1997 and December 29, 1996 are:

                                                         1997       1996
                                                         ----       ----
      Deferred tax assets:
        Accounts receivable                            $ 24,497     25,643
        Inventories                                      12,576     10,650
        Net operating loss carryovers                    22,821     24,266
        Operating expenses                               45,503     34,039
        Postretirement benefits                          12,343     12,136
        Other                                            53,689     39,971
                                                        -------    -------
          Gross deferred tax assets                     171,429    146,705
        Valuation allowance                              (8,649)    (7,724)
                                                        -------    -------
          Net deferred tax assets                       162,780    138,981
                                                        -------    -------

      Deferred tax liabilities:
        Property rights and property, plant
         and equipment                                   40,773     52,229
        Other                                             8,287      9,563
                                                        -------    -------
          Gross deferred tax liabilities                 49,060     61,792
                                                        -------    -------
      Net deferred income taxes                        $113,720     77,189
                                                        =======    =======

Hasbro has a valuation allowance for deferred tax assets at December 28, 1997 of $8,649, which is an increase of $925 from the $7,724 at December 29, 1996. The allowance pertains to international operating loss carryforwards, some of which have no expiration and others that will expire beginning in 1998. If fully realized, future income tax expense will be reduced by $8,649.

Based on Hasbro's history of taxable income and the anticipation of sufficient taxable income in years when the temporary differences are expected to become tax deductions, it believes that it will realize the benefit of the deferred tax assets, net of the existing valuation allowance. Of the deferred tax assets, approximately 69% are expected to be realized during the next two fiscal years.

Deferred income taxes of $96,489 and $78,031 at the end of 1997 and 1996, respectively, are included as a component of prepaid expenses and other current assets, and $21,541 and $16,123, respectively, are included as a component of other assets. At the same dates, deferred income taxes of $1,553 and $16,017, respectively, are included as a component of deferred liabilities.

The cumulative amounts of undistributed earnings of Hasbro's international subsidiaries held for reinvestment amounted to approximately $332,000 at December 28, 1997 and $307,000 at December 29, 1996.

 (9) Capital Stock
     -------------
      Preference Share Purchase Rights
      --------------------------------
Hasbro maintains a Preference Share Purchase Rights plan (the Rights
Plan). Under the terms of the Rights Plan, each share of common stock is accompanied by a Preference Share Purchase Right. Each Right is only exercisable under certain circumstances and, until exercisable, the Rights are not transferable apart from Hasbro's common stock. When exercisable, each Right will entitle its holder to purchase until June 30, 1999, in certain merger or other business combination or recapitalization transactions, at the Right's then current exercise price, a number of the acquiring company's or Hasbro's, as the case may be, common shares having a market value at that time of twice the Right's exercise price. Under certain circumstances, the rightholder may, at the option of the Board of Directors of Hasbro (the Board), receive shares of Hasbro's stock in exchange for Rights.

Prior to the acquisition by the person or group of beneficial ownership of a certain percentage of Hasbro's common stock, the Rights are redeemable for $.00444 per Right. The Rights Plan contains certain exceptions with respect to the Hassenfeld family and related entities.

      Common Stock
      ------------
In August 1990, the Board authorized the purchase of up to 6,750,000 shares of the Company's common stock and in June 1994, the Executive Committee of the Board authorized the purchase of up to an additional 7,500,000 shares. At December 9, 1997, a balance of 1,224,950 shares remained under these authorizations.

On December 9, 1997, the Board canceled all prior share repurchase authorizations and authorized the purchase of up to an additional
$500,000 of the Company's common stock. At December 28, 1997, $488,457 remained under this authorization.

(10) Stock Options and Warrants
     --------------------------
Hasbro has various stock option plans for employees as well as a plan for non-employee members of the Board (collectively, the plans) and has reserved 19,213,322 shares of its common stock for issuance upon exercise of options granted or to be granted under the plans. These options generally vest in equal annual amounts over three to five years. The plans provide that options be granted at exercise prices not less than market value on the date the option is granted and options are adjusted for such changes as stock splits and stock dividends. No options are exercisable for periods of more than ten years after date of grant. Although certain of the plans permit the granting of awards in the form of stock options, stock appreciation rights, stock awards and cash awards, to date, only stock options have been granted.

As permitted by Statement of Financial Accounting Standards No. 123 (SFAS 123), Hasbro continues to apply Accounting Principles Board Opinion No. 25 (APB 25) in accounting for the plans under which no compensation cost is recognized. Had compensation expense been recorded under the provisions of SFAS 123, the impact on the Company's net earnings and earnings per share would have been:

                                              1997       1996       1995
                                              ----       ----       ----
      Reported net earnings                 $134,986    199,912    155,571
      Pro forma compensation expense,
       net of tax                             (5,880)    (3,001)      (769)
                                             -------    -------    -------
      Pro forma net earnings                $129,106    196,911    154,802
                                             =======    =======    =======

      Pro forma earnings per share
        Basic                               $   1.00       1.51       1.18
        Diluted                             $    .97       1.45       1.15
                                             =======    =======    =======

As pro forma compensation expense considers only options granted subsequent to 1994, such expense will likely increase in the future as additional options are granted and amortized over the vesting period.

The weighted average fair value of options granted in 1997, 1996 and 1995 were $8.64, $6.93 and $6.44, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1997, 1996 and 1995, respectively: risk-free interest rates of 6.20%, 5.51% and 7.19%; expected dividend yields of 1.12%, 1.13% and 1.18% and for all years expected volatility of approximately 21% and lives of approximately 6 years.

Additionally, the Company has reserved 11,000,000 shares of its common stock for issuance upon exercise of outstanding warrants. During 1997, warrants to purchase 6,500,000 shares at an exercise price of $28 per share were issued in connection with the acquisition of certain rights. The fair value of these warrants was estimated on the date of grant to be $9.43 each.

Information with respect to options and warrants, in thousands of shares, for the three years ended December 28, 1997 is as follows:

                                              1997       1996       1995
                                              ----       ----       ----
      Number of shares:
        Outstanding at beginning of year      13,635      8,877      8,805
          Granted                              9,460      6,339      1,108
          Exercised                           (1,767)    (1,236)      (475)
          Expired or canceled                   (379)      (345)      (561)
                                              ------     ------     ------
        Outstanding at end of year            20,949     13,635      8,877
                                              ======     ======     ======
        Exercisable at end of year             7,393      6,585      4,727
                                              ======     ======     ======

      Weighted average exercise price:
        Granted                              $ 28.16       21.75     22.71
        Exercised                            $ 18.45       14.47     11.34
        Expired or canceled                  $ 23.69       22.17     20.91
        Outstanding at end of year           $ 24.11       20.56     18.93
        Exercisable at end of year           $ 20.19       19.32     16.89
                                              ======      ======    ======

Information, in thousands of shares, with respect to the 20,949 options and warrants outstanding and the 7,393 exercisable at December 28, 1997, is as follows:

                                                      Weighted
                                                      Average      Weighted
                                                      Remaining    Average
      Range of                                        Contractual  Exercise
      Exercise Prices                        Shares   Life         Price
      ---------------                        -------  ----------   -------
      Outstanding
        $ 6.83-$ 9.83                            636   2.1 years    $ 7.66
        $16.67-$19.75                          1,646   5.8 years    $18.48
        $20.21-$24.96                          9,378   5.7 years    $22.17
        $25.52-$29.97                          9,289  10.6 years    $28.19
                                              ======                 =====
      Exercisable
        $ 6.83-$ 9.83                            636                $ 7.66
        $16.67-$19.75                          1,645                $18.48
        $20.21-$24.96                          5,106                $22.29
        $25.52-$29.97                              6                $26.31
                                              ======                 =====

(11) Pension, Postretirement and Postemployment Benefits
     ---------------------------------------------------
      Pension Benefits
      ----------------
Hasbro's net pension and profit sharing cost for 1997, 1996 and 1995 was approximately $13,400, $15,700 and $12,200, respectively.

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

The net periodic pension cost of these plans included the following components:

                                              1997       1996       1995
                                              ----       ----       ----
      Benefits earned during the year        $ 8,022      8,583      6,304
      Interest cost on projected benefits     11,452      9,868      9,492
      Actual return on plan assets           (37,987)   (23,227)   (31,154)
      Net amortization and deferral           23,004     11,763     21,153
                                              ------     ------     ------
                                             $ 4,491      6,987      5,795
                                              ======     ======     ======

The funded status and the amounts recognized in Hasbro's balance sheets relating to these plans are:

                                     1997                    1996
                           ----------------------- -----------------------
                           Plans With  Plans With  Plans With  Plans With
                             Assets    Accumulated   Assets    Accumulated
                            Exceeding   Benefits    Exceeding   Benefits
                           Accumulated  Exceeding  Accumulated  Exceeding
                            Benefits     Assets     Benefits     Assets
                           ----------- ----------- ----------- -----------
      Actuarial present value of:
        Vested benefits      $131,218      10,154     103,870       6,591
        Nonvested benefits      5,416       1,026       3,205         673
                              -------      ------     -------      ------
        Accumulated benefit
         obligation           136,634      11,180     107,075       7,264
        Effect of assumed
         increase in
         compensation level    31,519       5,255      29,542       3,469
                              -------      ------     -------      ------
        Projected benefit
         obligation           168,153      16,435     136,617      10,733
      Net assets available
       for benefits           196,633           -     162,641           -
                              -------      ------     -------      ------
      Plan assets in excess
       of (less than)
       projected benefits    $ 28,480     (16,435)     26,024     (10,733)
                              =======      ======     =======      ======
       Consisting of:
        Unrecognized net
         asset               $  1,029           -       1,372           -
        Unrecognized prior
         service cost          (6,566)     (3,877)     (6,085)     (4,474)
        Unrecognized net gain
         (loss)                36,740      (1,333)     32,406       2,818
        Accrued pension
         recognized in the
         balance sheet         (2,723)    (11,225)     (1,669)     (9,077)
                              -------      ------     -------      ------
                             $ 28,480     (16,435)     26,024     (10,733)
                              =======      ======     =======      ======

The assets of the funded plans are managed by investment advisors and consist primarily of pooled indexed and actively managed bond and stock funds. The projected benefits have been determined using assumed discount rates of 7.00% for 1997, 7.75% for 1996 and 7.25% for 1995 and, for all years, an assumed long-term rate of compensation increase of 5% and an assumed long-term rate of return on plan assets of 9%.

Hasbro also has a profit sharing plan covering substantially all of its United States non-union employees. The plan provides for an annual discretionary contribution by the Company which for 1997, 1996 and 1995 was approximately $5,100, $5,000 and $4,800, respectively.

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

The accumulated benefit obligation relating to this plan at December 28, 1997 and December 29, 1996 consists of:

                                                         1997       1996
                                                         ----       ----
      Retired employees                                 $23,381     17,632
      Fully eligible active employees                       811      1,021
      Other active employees                              4,693      5,909
                                                         ------     ------
                                                        $28,885     24,562
                                                         ======     ======

The net periodic postretirement benefit cost included the following components:

                                              1997       1996       1995
                                              ----       ----       ----
      Benefits earned during the period      $   204        289        267
      Interest cost on projected benefits      2,039      1,727      1,822
      Net amortization                            22          -          -
                                              ------     ------     ------
                                             $ 2,265      2,016      2,089
                                              ======     ======     ======

For measuring the expected postretirement benefit obligation, an 8% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1997 and a rate of 8.6% and 9.2% for 1996 and 1995, respectively. The 1997 rate was further assumed to decrease gradually to 5% in 2012. The 1996 and 1995 rates were assumed to decrease to 5% and 6%, respectively, over this same period. All were assumed to remain constant after 2012. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 7.00% in 1997, 7.75% in 1996 and 7.25% in 1995.

If the health care cost trend rate were increased one percentage point in each year, the accumulated postretirement benefit obligation at December 29, 1997 and the aggregate of the benefits earned during the period and the interest cost would have each increased by approximately 10%.

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

(12) Leases
     ------
Hasbro occupies certain manufacturing facilities and sales offices and uses certain equipment under various operating lease arrangements. The rent expense under such arrangements, net of sublease income which is not material, for 1997, 1996 and 1995 amounted to $48,090, $46,092 and $43,486, respectively.

Minimum rentals, net of minimum sublease income which is not material, under long-term operating leases for the five years subsequent to 1997 and in the aggregate are as follows:

      1998                                                        $ 30,622
      1999                                                          24,644
      2000                                                          16,760
      2001                                                          13,994
      2002                                                          12,847
      Later years                                                   84,425
                                                                   -------
                                                                  $183,292
                                                                   =======

All leases expire prior to 2014. Real estate taxes, insurance and maintenance expenses are generally obligations of the Company. It is expected that in the normal course of business, leases that expire will be renewed or replaced by leases on other properties; thus, it is anticipated that future minimum lease commitments will not be less than the amounts shown for 1997.

In addition, Hasbro leases certain facilities which, as a result of restructurings, either are or soon will be no longer in use. Future costs relating to such facilities were included as a component of the restructuring charge and are not included in the table above.

(13) Restructuring Charge and Discontinued Development Project
     ----------------------------------------------------------
On December 9, 1997, Hasbro announced a global integration and profit enhancement program. This program, which will be substantially completed by the end of 1998 and which anticipates the redundancy of approximately 2,500 employees, principally in manufacturing, provides for actions in three principal areas: a continued consolidation of the Company's manufacturing operations; the streamlining of marketing and sales, while exiting from certain underperforming markets and product lines, and the further leveraging of overheads. Of the $140,000 estimated costs related to these actions, $125,000 is reported as a nonrecurring charge and $15,000 is reflected in cost of sales. Of the nonrecurring amount, approximately $54,000 relates to severance and people costs, $52,000 to property, plant and equipment and leases and $19,000 to product line related costs. Approximately $20,000 of the total charge, principally product line and property, plant and equipment related assets, has been credited to the respective items on the balance sheet and the remaining $120,000 is included in accrued liabilities.

During the second quarter of 1995, Hasbro discontinued its efforts, begun in 1992, to develop a mass-market virtual reality game system. The impact of this decision was a charge of $31,100 for the costs associated with such action. All of the liabilities established for this action have been paid.


(14) Financial Instruments
     ---------------------
Hasbro's financial instruments include cash and cash equivalents, accounts receivable, short-term borrowings, accounts payable and accrued liabilities, the carrying cost of which approximates fair value because of the short maturity of these instruments. Its financial instruments also include foreign currency forwards and options. At December 28, 1997, the carrying value of these instruments approximated their fair value based on quoted or publicly available market information.

Hasbro uses foreign currency forwards and options, generally purchased for terms of not more than twelve months, to protect itself from adverse currency rate fluctuations on firmly committed and anticipated foreign currency transactions. These over-the-counter contracts, which hedge future purchases of inventory and other cross-border currency requirements, are denominated in United States and Hong Kong dollars and Irish punts and entered into with counterparties who are major financial institutions with which Hasbro also has other financial relationships. The Company believes any risk related to default by a counterparty to be remote.

The Company had the equivalent of approximately $35,000 of foreign currency forwards outstanding at each of December 28, 1997 and December 29, 1996, and approximately $135,000 of foreign currency options outstanding at December 28, 1997. Gains and losses deferred under hedge accounting provisions are subsequently included in the measurement of the related foreign currency transaction. The aggregate amount of such gains and losses resulting from foreign currency transactions was not material.

(15) Commitments and Contingencies
     -----------------------------
Hasbro had unused open letters of credit of approximately $15,000 and $20,000 at December 28, 1997 and December 29, 1996, respectively.

The Company routinely enters into license agreements with inventors, designers and others for the use of intellectual properties in its products. Certain of these agreements contain provisions for the payment of guaranteed or minimum royalty amounts. Under terms of currently existing agreements, in certain circumstances the Company may be required to pay guaranteed or minimum royalties of up to $500,000 between 1998 and 2005.

Hasbro is party to certain legal proceedings, substantially involving routine litigation incidental to the Company's business, none of which, individually or in the aggregate, is deemed to be material to the financial condition of the Company.

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

Information about Hasbro's operations in different geographic areas, determined by the location of the subsidiary or unit, for each of the fiscal years in the three-year period ended December 1997 follows. Hasbro's primary operations in areas outside of the United States include Western Europe, Canada, Mexico, Australia and New Zealand and Hong Kong. As the international areas have similar business environments and the Company's operations in those areas are similar, they are presented as one category.

                                              1997       1996       1995
                                              ----       ----       ----
      Net revenues:
        United States                     $1,732,519  1,642,569  1,550,454
        International                      1,456,040  1,359,801  1,307,756
                                           ---------  ---------  ---------
                                          $3,188,559  3,002,370  2,858,210
                                           =========  =========  =========

      Operating profit:
        United States                     $  154,381    201,312    146,841
        International                         80,727    130,955    126,731
                                           ---------  ---------  ---------
                                          $  235,108    332,267    273,572
                                           =========  =========  =========

      Identifiable assets:
        United States                     $2,054,026  1,793,915  1,782,276
        International                        845,691    907,594    834,112
                                           ---------  ---------  ---------
                                          $2,899,717  2,701,509  2,616,388
                                           =========  =========  =========

Absent the impact of the Company's $140,000 global integration and profit enhancement program (note 13), 1997 United States and
International operating profit were $220,970 and $154,138, respectively.

Certain of Hasbro's international units sell products, primarily on a letter of credit basis, directly to United States customers, and certain United States units sell products to international customers, primarily in Latin America. Were such transactions reported by the geographic destination of the sale rather than the geographic location of the unit making the sale, United States revenues would be increased and international revenues decreased by $215,305, $135,010 and $71,998 in 1997, 1996 and 1995, respectively.

      Other Information
      -----------------
Hasbro markets its products primarily to customers in the retail sector. Although the Company closely monitors the creditworthiness of its customers, adjusting credit policies and limits as deemed appropriate, a substantial portion of its customers' ability to discharge amounts owed is dependent upon the retail economic environment.

Sales to the Company's two largest customers, Toys R Us, Inc. and Wal-Mart Stores, Inc., amounted to 22% and 15%, respectively, of consolidated net revenues during 1997, 22% and 13%, respectively, during 1996 and 21% and 12%, respectively, during 1995.

Hasbro purchases certain components and accessories used in its manufacturing process and certain finished products from manufacturers in the Far East. The Company's reliance on external sources of manufacturing can be shifted, over a period of time, to alternative sources of supply for products it sells, should such changes be necessary. However, if Hasbro were prevented from obtaining products from a substantial number of its current Far East suppliers due to political, labor or other factors beyond its control, the Company's operations would be disrupted while alternative sources of product were secured. The imposition of trade sanctions by the United States or the European Union against a class of products imported by Hasbro from, or the loss of "most favored nation" trading status by, the Peoples Republic of China could significantly increase the cost of the Company's products imported into the United States or Europe from China.


(17) Quarterly Financial Data (Unaudited)
     ------------------------------------
       1997
       ----
                                        Quarter
                          -----------------------------------
                          First    Second    Third     Fourth    Full Year
                          -----    ------    -----     ------    ---------
      Net revenues      $555,784  583,886  915,533  1,133,356    3,188,559
      Gross profit      $320,413  330,969  512,506    665,613    1,829,501
      Earnings before
       income taxes     $ 40,147   20,283  115,441     28,654(a)   204,525
      Net earnings      $ 25,694   12,981   77,400     18,911      134,986
                         =======  =======  =======  =========    =========
      Per common share
        Earnings
          Basic         $    .20      .10      .61        .14         1.05
          Diluted       $    .20      .10      .57        .14         1.02

        Market price
          High          $ 29 5/8   29 1/2   31 1/8     36 1/2       36 1/2
          Low           $ 24 1/8   22 7/8   26 7/16    25 3/4       22 7/8

        Cash dividends
         declared       $    .08      .08      .08        .08          .32
                         =======  =======  =======  =========    =========

       1996
       ----
                                        Quarter
                          -----------------------------------
                          First   Second    Third     Fourth     Full Year
                          -----   ------     -----     ------     ---------
      Net revenues      $538,685  511,609  845,148  1,106,928    3,002,370
      Gross profit      $300,914  277,425  472,875    622,259    1,673,473
      Earnings before
       income taxes     $ 39,109    9,143  104,934    153,707      306,893
      Net earnings      $ 24,365    5,986   70,469     99,092      199,912
                         =======  =======  =======  =========    =========
      Per common share
        Earnings
          Basic         $    .19      .05      .54        .77         1.54
          Diluted       $    .18      .05      .52        .72         1.47

        Market price
          High          $ 31 1/4   25 3/4   25 1/2     29 3/8       31 1/4
          Low           $ 19 1/4   23 1/2   21 1/4     24 5/8       19 1/4

        Cash dividends
         declared       $    .07      .07      .07        .07          .27
                         =======  =======  =======  =========    =========
       1995
       ----
                                         Quarter
                          -------------------------------------
                          First    Second       Third    Fourth  Full Year
                          -----    ------       -----    ------  ---------
      Net revenues      $526,503  481,854     826,165 1,023,688  2,858,210
      Gross profit      $293,931  267,769     465,313   594,000  1,621,013
      Earnings (loss)
       before income
       taxes            $ 35,257  (24,217)(a) 103,370   138,140    252,550
      Net earnings
      (loss)            $ 21,683  (14,893)     63,572    85,209    155,571
                         =======  =======     ======= =========  =========
      Per common share
        Earnings (loss)
          Basic         $    .17     (.11)        .48       .65       1.18
          Diluted       $    .16     (.11)        .46       .62       1.15

        Market price
          High          $ 22 1/2   23 1/2      22 1/4    21 3/4     23 1/2
          Low           $ 18 7/8   20 7/8      19 3/4    19         18 7/8

        Cash dividends
         declared       $    .05      .05         .05       .05        .21
                         =======  =======     ======= =========  =========


(a) Includes the effect of nonrecurring charges in 1997 of $125,000 relating to restructuring of operations and in 1995, $31,100 relating to a discontinued development project. (note 13)