Form 10-K405, Exhibit 13
period 1998-12-27
HASBRO INC
filed 1999-03-29
CIK 46080

EXHIBIT 13
                        HASBRO, INC. AND SUBSIDIARIES

                      Selected Information Contained in
                        Annual Report to Shareholders

                    for the Year Ended December 27, 1998


MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
-------------------------------------------------------------------------
The Company's Common Stock, Par Value $.50 per share (the "Common Stock"), is traded on the American and London Stock Exchanges. The following table sets forth the high and low sales prices as reported on the Composite Tape of the American Stock Exchange and the cash dividends declared per share of Common Stock, each as adjusted to reflect the three-for-two stock split declared on February 19, 1997 and paid on March 15, 1999, for the periods listed.

                             Sales Prices
                           ----------------            Cash Dividends
Period                     High         Low               Declared
------                     ----         ---            --------------
1997
    1st Quarter           $19 3/4      16 1/16              $.05
    2nd Quarter            19 5/8      15 1/4                .05
    3rd Quarter            20 3/4      17 5/8                .05
    4th Quarter            24 5/16     17 1/8                .05

1998
    1st Quarter           $25 3/4      19 7/8               $.05
    2nd Quarter            27 1/16     23 1/8                .05
    3rd Quarter            27 1/4      19 5/8                .05
    4th Quarter            25 7/16     18 5/8                .05

The approximate number of holders of record of the Company's Common Stock as of February 26, 1998 was 5,000.

  Dividends
  ---------

Declaration of dividends is at the discretion of the Company's Board of Directors and will depend upon the earnings, financial condition of the Company and such other factors as the Board of Directors deems appropriate. Payment of dividends is further subject to restrictions contained in agreements relating to the Company's outstanding long-term debt. At December 27, 1998, under the most restrictive agreement the full amount of retained earnings is free of restrictions.


SELECTED FINANCIAL DATA
-----------------------
  (Thousands of Dollars and Shares Except per share Data and Ratios)

                                           Fiscal Year
                         ------------------------------------------------
                         1998       1997       1996       1995       1994
                         ----       ----       ----       ----       ----
Statement of
 Earnings Data:

  Net revenues       $3,304,454  3,188,559  3,002,370  2,858,210  2,670,262
  Net earnings       $  206 365    134,986    199,912    155,571    175,033

Per Common Share
 Data: (1)

  Earnings
    Basic            $     1.04        .70       1.02        .79        .89
    Diluted          $     1.00        .68        .98        .77        .85
  Cash dividends
   declared          $      .21        .21        .18        .14        .12

Balance Sheet Data:

  Total assets       $3,793,845  2 899 717  2,701,509  2,616,388  2,378,375
  Long-term debt     $  407,180          -    149,382    149,991    150,000

Ratio of Earnings to
 Fixed Charges(2)          6.70       5.66       7.51       5.82       7.58

Weighted Average
 Number of Common
 Shares: (1)
  Basic                 197,927    193.089    195,061    197,272    197,554
  Diluted               205,420    206,353    209,283    210,075    212,051

  (1) Adjusted to reflect the three-for-two stock split declared on February 19, 1999 and paid on March 15, 1999.

  (2) For purposes of calculating the ratio of earnings to fixed charges, fixed charges include interest, amortization of debt expense and one-third of rentals, and earnings available for fixed charges represent earnings before fixed charges and income taxes.


MANAGEMENT'S REVIEW
-------------------

Summary
-------
A percentage analysis of results of operations follows:

                                                1998       1997       1996
                                                ----       ----       ----

Net revenues                                   100.0%     100.0%     100.0%
Cost of sales                                   41.3       42.6       44.3
                                               -----      -----      -----
Gross profit                                    58.7       57.4       55.7
Amortization                                     2.2        1.7        1.3
Royalties, research and development             12.9       12.1       10.6
Advertising                                     13.3       12.9       13.9
Selling, distribution and administration        19.8       19.4       18.8
Acquired in-process research and development
 and restructuring charge                         .6        3.9          -
Interest expense                                 1.1         .9        1.1
Other (income) expense, net                      (.4)        .1        (.2)
                                               -----      -----      -----
Earnings before income taxes                     9.2        6.4       10.2
Income taxes                                     2.9        2.2        3.5
                                               -----      -----      -----
Net earnings                                     6.3%       4.2%       6.7%
                                               =====      =====      =====

(Thousands of Dollars Except Share Data)

Results of Operations
---------------------
Net revenues for 1998 were $3,304,454 compared to $3,188,559 and $3,002,370 for 1997 and 1996, respectively. This approximate 4% increase in revenues over 1997 levels was net of an approximate $26,000 unfavorable impact of foreign currency translation rates. Revenue growth during the year was led by products from the Tiger line, including Furby, the year's most sought-after toy, the Hasbro Interactive line of CD-ROM interactive games, hand-held electronic games marketed under the Milton Bradley and Parker Brothers brands, and water toys from Larami. Within the Company's more traditional product lines, revenues from boys' toys, creative play and games and puzzles were all lower, reflecting both the lack of a major motion picture release related to the Company's products and the changes in inventory management policies at Toys `R Us. The preschool line, reflecting the strength of the Teletubbies products, and girls' lines achieved moderate revenue growth.

The Company's gross profit margin increased to 58.7% from 57.4% in 1997, which had been negatively impacted by 0.5% due to the Company's global integration and profit enhancement program, and 55.7% in 1996. The improvement from the adjusted 1997 margin of 57.9% is attributable to a lower cost structure resulting from the removal of excess capacity, the increased level of sales of interactive products which have a higher gross margin and overall favorable material prices. This improvement in the 1998 gross margin was moderated by the unanticipated shortfall in business with Toys `R Us which resulted in lower than anticipated factory utilization.

Amortization expense of $72,208, which includes amortization of both property rights and cost in excess of net assets acquired, compares with $53,767 in 1997 and $40,064 in 1996. The increases in all years were attributable to the acquisitions made during the respective years. As a result of acquisitions made during 1998, 1999 amortization expense will exceed that of 1998.

Expenditures for royalties, research and development increased to $424,673 from $386,912 in 1997 and $319,494 in 1996. Included in these amounts are expenditures for research and development of $184,962 in 1998, $154,710 in 1997 and $152,487 in 1996. As percentages of net revenues, research and development was 5.6% in 1998, up from 4.9% in 1997, which had decreased from 5.1% in 1996. The 1998 increase reflects the expenditures of the Company's 1998 acquisitions as well as the continuing investment to grow Hasbro Interactive. While royalties increased in dollars during 1998, they remained constant as a percentage of net revenues. The increased percentage in 1997, when compared with 1996, was primarily attributable to the higher proportion of the Company's revenues arising from licensed products as well as the higher rates generally paid on such items. Royalty expense during 1999 is expected to increase in both amount and as a percentage of net revenues due to the expected higher percentage of the Company's products arising from licensed product carrying higher royalty rates.

Advertising expenses, at 13.3% of net revenues, increased four-tenths of a point from the 1997 level of 12.9% which had decreased a full point from 13.9% in 1996. The increase in 1998 and the decrease in 1997 both reflect the mix of more non-entertainment based product in 1998, in the absence of support from a major motion picture release.

During 1998, selling, distribution and administration costs increased by approximately 6% to $655,938, or 19.8% of revenues, from the $617,140, or 19.4%, in 1997 and $563,645, or 18.8%, in 1996. In addition to normal inflationary trends, both the 1998 and 1997 increases reflect the impact of the Company's acquisitions and new operations in those years. Also adversely impacting the 1998 rate was the unanticipated reduction in revenues resulting from the changes in inventory management policies at Toys `R Us.

During the third quarter of 1998, the Company incurred a one-time charge to write off the $20,000 appraised value of acquired in-process research and development of MicroProse, Inc. (MicroProse), which was acquired for approximately $70,000 on September 14, 1998.

Late in the fourth quarter of 1997, Hasbro announced a global integration and profit enhancement program which anticipated the redundancy of approximately 2,500 employees, principally in manufacturing, and provided for actions in three principal areas: a continued consolidation of the Company's manufacturing operations; the streamlining of marketing and sales, while exiting from certain underperforming markets and product lines; and the further leveraging of overheads. Of the $140,000 estimated costs related to these actions, $125,000 was reported as a nonrecurring charge and $15,000 was reflected in cost of sales. Of the nonrecurring amount, approximately $54,000 related to severance and people costs, $52,000 to property, plant and equipment and leases and $19,000 to product line related costs. During 1998 the employment of all employees planned for redundancy was terminated. The approximate $63,000 accrual remaining at December 27, 1998, is principally attributable to severance costs, which will be disbursed over the employee's entitlement period, and costs associated with lease terminations and the closing of certain facilities. In the balance sheet, such property, plant and equipment is included as a component of other assets. With the exception of the ultimate disposition of certain facilities closed as a result of this program, the program has been substantially completed. The Company had initially estimated its pretax cost savings from this initiative to be $40,000 in 1998 and $350,000 over the period 1998 through 2002. Because of the unanticipated shortfall in sales to Toys 'R Us during the current year and changes in product mix, factory utilization rates were not as high as initially anticipated, which resulted in below target savings during 1998. During 1998, the Company estimates that it has realized pretax savings of approximately $30,000. The positive cash flow impact from this program has and will occur largely in the form of reduced outflows for payment of costs associated with the manufacture and sourcing of products.

Interest expense was $36,111 in 1998 compared to $27,486 during 1997 and $31,465 during 1996. The increase during the current year largely reflects the costs associated with funding the approximate $670,000 of acquisitions during the year as well as the Company's stock repurchase program, both partially offset by the availability of funds generated during 1997. The decrease in 1997 reflected the impact of lower interest rates and the availability of funds generated from operations during 1996. Due to additional debt incurred during 1998, interest expense in 1999 is expected to increase.

Other income of $14,707 in 1998 compares with expense of $3,097 and income of $6,091 in 1997 and 1996, respectively. The change between 1998 and 1997 primarily reflects the larger benefits to Hasbro from its consolidated and unconsolidated operations in which it either is, or has, a minority partner, increased interest income and a decrease in foreign currency transactional losses. The change between 1997 and 1996 reflects an increase in foreign currency transactional losses and larger amounts attributable to Hasbro's minority partners in various units.

Income tax expense as a percentage of pretax earnings in 1998 decreased to 32.0% from 34.0% and 34.9% in 1997 and 1996, respectively. The lower 1998 rate reflects the impact of the acquisitions made during the year and, in all years, the implementation of various tax strategies and the downward trend of the tax on international earnings due to the continued reorganization of the Company's global business.

Liquidity and Capital Resources
-------------------------------
The Company continued to have a strong and liquid balance sheet with cash and cash equivalents of $177,748 at December 27, 1998. Cash and cash equivalents were $361,785 and $218,971 at December 28, 1997 and December 29, 1996,
respectively.

Hasbro generated approximately $127,000 of net cash from its operating activities in 1998, compared with approximately $544,000 in 1997 and $280,000 in 1996. The significant change between the 1998 and 1997 amounts results from a combination of factors. During 1998, $267,231 was utilized by changes in operating assets and liabilities. With the $170,723 increase in fourth quarter revenues, most of which, under Hasbro's normal trading terms, became due after the end of the Company's fiscal year, accounts receivable increased. Inventories also increased, in part reflecting acquisitions made during the year, as did prepaid expenses and other current assets, largely reflecting higher advance royalty payments. Partially offsetting these utilizations of funds was a small increase in accounts payable and other accrued liabilities. During 1997, $273,344 was provided by changes in operating assets and liabilities. Contributing to this were reductions in accounts receivable, inventories and prepaid expenses and other current assets and an increase in trade payables and accrued liabilities, reflecting the unpaid portion of the costs associated with the Company's global integration and profit enhancement program. During 1996, changes in operating assets and liabilities utilized approximately $50,000 with receivables, prepaid expenses and other current assets and trade payables and accrued liabilities all contributing to this utilization. Receivable growth reflected the $83,000 increase in fourth quarter sales, partially offset by a non-recourse sale of certain receivables. The utilization of funds through prepaid expenses and other current assets and accounts payable and accrued liabilities was largely attributable to timing differences on certain payments. Partially offsetting these utilizations was approximately $43,000 provided through the reduction of inventory levels in 1996.

Cash flows from investing activities were a net utilization of $792,700, $269,277 and $127,286 in 1998, 1997 and 1996, respectively. During 1998, the
Company expended approximately $142,000 on additions to its property, plant and equipment while during each of 1997 and 1996 it expended approximately $100,000. Of these amounts, 38% in 1998, 51% in 1997 and 57% in 1996 were for purchases of tools, dies and molds related to the Company's products. The 1998 additions also include the expenditures associated with the consolidation of its Spanish manufacturing operation within one facility. During the three years, depreciation and amortization of plant and equipment was $96,991, $112,817 and $98,201, respectively.

Hasbro made three major acquisitions during 1998, having an aggregate purchase price of $669,737. On April 1, it acquired substantially all of the business and operating assets of Tiger Electronics, Inc. and certain affiliates (Tiger). On September 14, 1998, it acquired the outstanding shares of MicroProse through a cash tender offer of $6.00 for each outstanding share of MicroProse. On October 30, 1998, it acquired the outstanding shares of Galoob Toys, Inc. (Galoob) through a cash tender offer of $12.00 for each outstanding share of Galoob. During 1997, Hasbro acquired certain assets of OddzOn Products, Inc. and Cap Toys, Inc., wholly owned subsidiaries of Russ Berrie and Company, Inc., for $167,379. In 1996, the Company made several small acquisitions and investments, none of which was significant.

As part of the traditional marketing strategies of the toy industry, many sales made early in the year are not due for payment until the fourth quarter or early in the first quarter of the subsequent year, thus making it necessary for the Company to borrow significant amounts pending these collections. During the year, the Company borrowed through the issuance of commercial paper and short-term lines of credit to fund its seasonal working capital requirements in excess of funds available from operations and the issuance of long-term debt. During 1999, the Company expects to fund these needs in a similar manner and believes that the funds available to it are adequate to meet its needs. At February 28, 1999, the Company's unused committed and uncommitted lines of credit, including revolving credit agreements for $350,000 (long-term) and $150,000 (short-term), were in excess of $1,000,000.

During 1998, net financing activities provided approximately $490,000, principally through the issuance of $100,000 of 5.60% notes due November 1, 2005, $150,000 of 6.15% notes due July 15, 2008 and $150,000 of 6.60%
debentures due July 15, 2028. In 1997 and 1996, net financing activities utilized approximately $125,000 and $95,000, respectively, of Hasbro's funds. During the year, the Company also invested approximately $180,000 to repurchase its common stock in the open market, which compares with approximately $135,000 and $84,000 repurchased in 1997 and 1996, respectively.

During October 1997, the Company called its 6% Convertible Subordinated Notes Due 1998 for redemption. Substantially all of these notes were converted into approximately 11.4 million shares (adjusted to reflect the three-for-two stock split discussed below) of Hasbro common stock.

On December 9, 1997, the Board of Directors canceled all prior share repurchase authorizations and authorized the purchase of up to an additional $500,000 of the Company's common stock. At December 27, 1998, $309,540 remained under this authorization. The Company anticipates that it will continue to repurchase its shares in the future, when it deems conditions to be favorable, and will fund such purchases from working capital or available lines of credit. The shares acquired under these programs are being used for corporate purposes including issuance upon the exercise of stock options.

Financial Risk Management
-------------------------
The Company is exposed to market risks attributable to fluctuations in foreign currency exchange rates primarily as a result of sourcing products in five currencies while marketing those products in more than thirty currencies. Results of operations will be affected primarily by changes in the value of the U.S. dollar, Hong Kong dollar, British pound, French franc, Mexican peso, Irish punt and Spanish peseta versus other currencies, principally in Europe and the United States.

To manage this exposure, as of December 27, 1998, Hasbro has hedged a considerable portion of its estimated 1999 foreign currency transactions through the purchase of forward foreign exchange contracts. The Company estimates that a hypothetical immediate 10% unfavorable movement in the currencies involved could result in an approximate $5.7 million decrease in the fair value of these instruments. The Company is also exposed to foreign currency risk with respect to its net cash and cash equivalents or short-term borrowing positions in other than the U.S. dollar. Hasbro believes, however, that the risk on this net exposure would not be material to its financial condition. In addition, the Company's revenues and costs have been and will likely continue to be affected by changes in foreign currency rates. Other than set forth above, the Company does not hedge, nor does it speculate, in foreign currencies.

At December 27, 1998, the Company had fixed rate debt of $407,180. Interest rate changes affect the fair value of this fixed rate debt but do not impact earnings or cash flows. The Company estimates that a hypothetical one percentage point decrease or increase in interest rates would increase or decrease the fair value of this debt by approximately $38,000 or $33,000, respectively.

The Economy and Inflation
-------------------------
The Company continued to experience difficult economic environments in some parts of the world during 1998. The principal market for the Company's products is the retail sector where certain customers have experienced economic difficulty. The Company closely monitors the creditworthiness of its customers and adjusts credit policies and limits as it deems appropriate.

The effect of inflation on the Company's operations during 1998 was not significant and the Company will continue its policy of monitoring costs and adjusting prices accordingly.

Year 2000
---------
The Company has developed plans that address its possible exposure from the impact of the Year 2000. This project is being managed by a global cross-functional team of employees. The team meets regularly and makes periodic reports on its progress to a management steering committee, the Audit Committee of the Board of Directors and the Board of Directors.

The Company has completed the awareness and assessment phases of this project through the inventorying and assessment of its critical financial, operational (including imbedded and non-information technology) and information systems. The renovation phase is now well underway, as a number of non-compliant systems have been modified or replaced and plans are in place for the required modifications or replacements of other non-compliant systems. A planned global 'enterprise' system became operational at several of the Company's major units during 1998 and replaced a number of older non-compliant systems. As the global roll-out of this enterprise system continues, additional Year 2000 compliance will occur. The Company is now in the validation and implementation phases and believes that approximately 85% of its mission critical systems are currently Year 2000 compliant and virtually all will be by mid-1999. Excluding costs related to the enterprise system, the Company's out of pocket costs associated with becoming Year 2000 compliant are estimated to approximate $3,000. These costs are being expensed as incurred and approximately half of this amount has been spent to date.

The Company is also well into the process of reviewing the Year 2000 readiness of its customers, vendors and service providers. This review process includes both the obtaining of confirmation from these business partners of their readiness as well as reviews of such readiness by independent third party consultants. While this review process is ongoing, nothing has come to the attention of the Company that would lead it to believe that its material customers, vendors and service providers will not be Year 2000 ready.

The Company's risk management program includes disaster recovery contingency plans that will be expanded by mid-year 1999 to include Year 2000 issues and may include, for example, the maintaining and development of back-up systems and procedures, early identification and selection of alternative Year 2000 ready suppliers and service providers, revisions to credit policies and possible temporary increases in levels of inventories.

Year 2000 readiness has been a senior management priority of the Company for some time and the Company believes that it is taking such reasonable and prudent steps as are necessary to mitigate its risks related to Year 2000. However, the effect, if any, on the Company's results of operations from Year 2000 if it, its customers, vendors or service providers are not fully Year 2000 compliant cannot be reasonably estimated. Notwithstanding the above, the most likely impact on the Company would be a reduced level of activity in the early part of the first quarter of the year 2000, a time at which, as a result of the seasonality of the Company's business, its activities in sales, manufacturing and sourcing, are at their low.

Certain statements contained in this discussion contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are inherently subject to known and unknown risks and uncertainties. The Company's actual actions or results may differ materially from those expected or anticipated in the forward-looking statements. Specific factors that might cause such a difference include, but are not limited to, delays in, or increases in the anticipated cost of, the implementation of planned actions as a result of unanticipated technical malfunctions or difficulties which would arise during the validation process or otherwise; the inherent risk that assurances, warranties, and specifications provided by third parties with respect to the Company's systems, or such third party's Year 2000 readiness, may prove to be inaccurate, despite the Company's review process; the continued availability of qualified persons to carry out the remaining anticipated phases; the risk that governments may not be Year 2000 ready, which could affect the commercial sector in trade, finance and other areas, notwithstanding private sector Year 2000 readiness; whether, despite a comprehensive review, the Company has successfully identified all Year 2000 issues and risks; and the risk that proposed actions and contingency plans of the Company and third parties with respect to Year 2000 issues may conflict or themselves give rise to additional issues.

Other Information
-----------------
The Company's revenue pattern continues to show the second half of the year more significant to its overall business and within that half, the fourth quarter most prominent. The Company believes that this will continue in 1999.

The Company is not aware of any material amounts of potential exposure relating to environmental matters and does not believe its compliance costs or liabilities to be material to its operating results or financial position.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133), which the Company is required to adopt not later than the beginning of fiscal 2000. SFAS 133 will require that the Company record all derivatives, such as foreign exchange contracts, on the balance sheet at fair value. Changes in derivative fair values will either be recognized in earnings as an offset to the changes in the fair value of the related hedged assets, liabilities and firm commitments or, for forecasted transactions, deferred and recorded as a component of other shareholders' equity until the hedged transactions occur and are recognized in earnings. Any portion of a hedging derivative's change in fair value which does not offset the change in fair value of the underlying exposure will be immediately recognized in earnings. The Company does not believe adoption of SFAS 133 will have a material impact on either the Company's financial condition or its results of operations.

On February 19, 1999, the Company announced both a three-for-two stock split and a quarterly dividend of $.06 per share, which represents a 13% increase from that previously in effect. The stock split, in the form of a 50% stock dividend, was paid on March 15, 1999 to shareholders of record on March 1, 1999, and the dividend is payable on May 17, 1999 to shareholders of record on May 3, 1999.


FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
-------------------------------------------
See attached pages.




                        INDEPENDENT AUDITORS' REPORT


The Board of Directors and Shareholders
Hasbro, Inc.:


        We have audited the accompanying consolidated balance sheets of Hasbro, Inc. and subsidiaries as of December 27, 1998 and December 28, 1997 and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the fiscal years in the three-year period ended December 27, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hasbro, Inc. and subsidiaries as of December 27, 1998 and December 28, 1997 and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended December 27, 1998 in conformity with generally accepted accounting principles.




/s/ KPMG LLP



Providence, Rhode Island

February 3, 1999

                          HASBRO, INC. AND SUBSIDIARIES

                           Consolidated Balance Sheets
                     December 27, 1998 and December 28, 1997

                    (Thousands of Dollars Except Share Data)

                          Assets                         1998       1997
                          ------                         ----       ----
Current assets
  Cash and cash equivalents                          $  177,748    361,785
  Accounts receivable, less allowance for
   doubtful accounts of $64,400 in 1998
   and $51,700 in 1997                                  958,826    783,008
  Inventories                                           334,801    242,702
  Prepaid expenses and other current assets             318,611    186,379
                                                      ---------  ---------
    Total current assets                              1,789,986  1,573,874

Property, plant and equipment, net                      330,355    280,603
                                                      ---------  ---------
Other assets
  Cost in excess of acquired net assets, less
   accumulated amortization of $152,008 in 1998
   and $128,237 in 1997                                 704,282    486,502
  Other intangibles, less accumulated amortization
   of $192,268 in 1998 and $135,467 in 1997             837,899    478,798
  Other                                                 131,323     79,940
                                                      ---------  ---------
    Total other assets                                1,673,504  1,045,240
                                                      ---------  ---------

    Total assets                                     $3,793,845  2,899,717
                                                      =========  =========

                          HASBRO, INC. AND SUBSIDIARIES

                      Consolidated Balance Sheets, Continued
                     December 27, 1998 and December 28, 1997

                     (Thousands of Dollars Except Share Data)

     Liabilities and Shareholders' Equity                1998       1997
     ------------------------------------                ----       ----
Current liabilities
  Short-term borrowings                              $  372,249    122,024
  Trade payables                                        209,119    179,156
  Accrued liabilities                                   729,605    596,033
  Income taxes                                           55,327    106,333
                                                      ---------  ---------
    Total current liabilities                         1,366,300  1,003,546

Long-term debt                                          407,180          -
Deferred liabilities                                     75,570     58,054
                                                      ---------  ---------
    Total liabilities                                 1,849,050  1,061,600
                                                      ---------  ---------
Shareholders' equity
  Preference stock of $2.50 par value.
   Authorized 5,000,000 shares; none issued                   -          -
  Common stock of $.50 par value.  Authorized
   300,000,000 shares; issued 209,698,516 shares
   in 1998 and 139,799,011 shares in 1997               104,849     69,900
  Additional paid-in capital                            521,316    489,447
  Retained earnings                                   1,621,799  1,457,495
  Accumulated other comprehensive earnings               (9,625)    (3,903)
  Treasury stock, at cost, 13,523,983 shares in
   1998 and 6,357,948 shares in 1997                   (293,544)  (174,822)
                                                      ---------  ---------
    Total shareholders' equity                        1,944,795  1,838,117
                                                      ---------  ---------

    Total liabilities and shareholders' equity       $3,793,845  2,899,717
                                                      =========  =========



See accompanying notes to consolidated financial statements.

                          HASBRO, INC. AND SUBSIDIARIES

                       Consolidated Statements of Earnings
                         Fiscal Years Ended in December

                    (Thousands of Dollars Except Share Data)

                                              1998       1997       1996
                                              ----       ----       ----
Net revenues                              $3,304,454  3,188,559  3,002,370
Cost of sales                              1,366,061  1,359,058  1,328,897
                                           ---------  ---------  ---------
      Gross profit                         1,938,393  1,829,501  1,673,473
                                           ---------  ---------  ---------
Expenses
  Amortization                                72,208     53,767     40,064
  Royalties, research and development        424,673    386,912    319,494
  Advertising                                440,692    411,574    418,003
  Selling, distribution and administration   655,938    617,140    563,645
  Acquired in-process research and
   development                                20,000          -          -
  Restructuring charge                             -    125,000          -
                                           ---------  ---------  ---------
    Total expenses                         1,613,511  1,594,393  1,341,206
                                           ---------  ---------  ---------
      Operating profit                       324,882    235,108    332,267
                                           ---------  ---------  ---------
Nonoperating (income) expense
  Interest expense                            36,111     27,486     31,465
  Other (income) expense, net                (14,707)     3,097     (6,091)
                                           ---------  ---------  ---------
    Total nonoperating expense                21,404     30,583     25,374
                                           ---------  ---------  ---------
      Earnings before income taxes           303,478    204,525    306,893
Income taxes                                  97,113     69,539    106,981
                                           ---------  ---------  ---------
      Net earnings                        $  206,365    134,986    199,912
                                           =========  =========  =========

Per common share
  Net earnings
   Basic                                  $     1.04        .70       1.02
                                           =========  =========  =========
   Diluted                                $     1.00        .68        .98
                                           =========  =========  =========
  Cash dividends declared                 $      .21        .21        .18
                                           =========  =========  =========

See accompanying notes to consolidated financial statements.

                          HASBRO, INC. AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows
                          Fiscal Years Ended in December

                              (Thousands of Dollars)

                                              1998       1997       1996
                                              ----       ----       ----
Cash flows from operating activities
  Net earnings                              $206,365    134,986    199,912
  Adjustments to reconcile net earnings
   to net cash provided by operating
   activities:
    Depreciation and amortization of plant
     and equipment                            96,991    112,817     98,201
    Other amortization                        72,208     53,767     40,064
    Deferred income taxes                      1,679    (40,555)    (8,120)
    Acquired in-process research and
     development                              20,000          -          -
  Change in operating assets and liabilities
   (other than cash and cash equivalents):
    (Increase) decrease in accounts
     receivable                             (126,842)    11,920    (22,418)
    (Increase) decrease in inventories       (44,606)    40,739     42,959
    (Increase) decrease in prepaid expenses
      and other current assets              (113,451)    20,326    (37,036)
    Increase (decrease) in trade payables
     and other current liabilities            17,668    200,359    (35,852)
  Other                                       (3,425)     9,482      2,283
                                             -------    -------    -------
      Net cash provided by operating
       activities                            126,587    543,841    279,993
                                             -------    -------    -------

Cash flows from investing activities
  Additions to property, plant and
   equipment                                (141,950)   (99,356)  (101,946)
  Investments and acquisitions, net of
   cash acquired                            (667,736)  (172,116)   (33,027)
  Other                                       16,986      2,195      7,687
                                             -------    -------    -------
      Net cash utilized by investing
       activities                           (792,700)  (269,277)  (127,286)
                                             -------    -------    -------

                          HASBRO, INC. AND SUBSIDIARIES

                 Consolidated Statements of Cash Flows, Continued
                          Fiscal Years Ended in December

                              (Thousands of Dollars)

                                              1998       1997       1996
                                              ----       ----       ----
Cash flows from financing activities
  Proceeds from borrowings with original
   maturities of more than three months      407,377    295,132    265,017
  Repayments of borrowings with original
   maturities of more than three months      (24,925)  (304,927)  (255,636)
  Net proceeds (payments) of other
   short-term borrowings                     271,895     21,599     (6,116)
  Purchase of common stock                  (178,917)  (134,880)   (83,657)
  Stock option and warrant transactions       58,493     37,258     17,745
  Dividends paid                             (42,277)   (39,694)   (32,959)
                                             -------    -------    -------
      Net cash provided (utilized) by
       financing activities                  491,646   (125,512)   (95,606)
                                             -------    -------    -------

Effect of exchange rate changes on cash       (9,570)    (6,238)       840
                                             -------    -------    -------
      (Decrease) increase in cash
       and cash equivalents                 (184,037)   142,814     57,941
Cash and cash equivalents at beginning
 of year                                     361,785    218,971    161,030
                                             -------    -------    -------
      Cash and cash equivalents at end
       of year                              $177,748    361,785    218,971
                                             =======    =======    =======

Supplemental information
  Cash paid during the year for
    Interest                                $ 25,135     23,480     29,430
                                             =======    =======    =======
    Income taxes                            $128,436    135,446     92,670
                                             =======    =======    =======

  Non-cash financing activities
    6% Convertible Subordinated Notes Due
     1998, converted into common stock      $      -    149,354        609
                                             =======    =======    =======

See accompanying notes to consolidated financial statements.

                                         HASBRO, INC. AND SUBSIDIARIES

                                Consolidated Statements of Shareholders' Equity

                                             (Thousands of Dollars)
                                                                     Accumulated
                                              Additional                Other                  Total
                                    Common     Paid-in    Retained  Comprehensive  Treasury Shareholders'
                                     Stock     Capital    Earnings     Earnings      Stock     Equity
                                  ---------   ---------   ---------   ---------   ---------   ---------
 Balance, December 31, 1995      $   44,043     279,288   1,198,937      25,755     (22,411)  1,525,612
   Net earnings                           -           -     199,912           -           -     199,912
   Other comprehensive earnings           -           -           -      (5,762)          -      (5,762)
     Comprehensive earnings                                                                     194,150
   Three-for-two stock split         22,027     (22,027)          -           -           -           -
   Purchase of treasury stock             -           -           -           -     (83,657)    (83,657)
   Stock option and warrant
    transactions                          -      25,063           -           -      24,834      49,897
   Dividends declared                     -           -     (34,559)          -           -     (34,559)
   Other                                 10         598          (5)         -           -          603
                                  ---------   ---------   ---------   ---------   ---------   ---------
 Balance, December 29, 1996          66,080     282,922   1,364,285      19,993     (81,234)  1,652,046
   Net earnings                           -           -     134,986           -           -     134,986
   Other comprehensive earnings           -           -           -     (23,896)          -     (23,896)
     Comprehensive earnings                                                                     111,090
   Purchase of treasury stock             -           -           -           -    (134,880)   (134,880)
   Stock option and warrant
    transactions                          -      57,378           -           -      41,287      98,665
   Dividends declared                     -           -     (41,783)          -           -     (41,783)
   Conversion of 6% debt              3,820     149,264           -           -           -     153,084
   Other                                  -        (117)          7           -           5        (105)
                                  ---------   ---------   ---------   ---------   ---------   ---------
 Balance, December 28, 1997      $   69,900     489,447   1,457,495      (3,903)   (174,822)  1,838,117
                                  =========   =========   =========   =========   =========   =========

                                         HASBRO, INC. AND SUBSIDIARIES

                          Consolidated Statements of Shareholders' Equity, continued

                                             (Thousands of Dollars)
                                                                     Accumulated
                                              Additional                Other                  Total
                                    Common     Paid-in    Retained  Comprehensive  Treasury Shareholders'
                                     Stock     Capital    Earnings     Earnings      Stock     Equity
                                  ---------   ---------   ---------   ---------   ---------   ---------
 Balance, December 28, 1997      $   69,900     489,447   1,457,495      (3,903)   (174,822)  1,838,117
   Net earnings                           -           -     206,365           -           -     206,365
   Other comprehensive earnings           -           -           -      (5,722)          -      (5,722)
     Comprehensive earnings                                                                     200,643
   Three-for-two stock split         34,949     (34,949)          -           -           -           -
   Purchase of treasury stock             -           -           -           -    (178,917)   (178,917)
   Stock option and warrant
    transactions                          -      66,818           -           -      60,195     127,013
   Dividends declared                     -           -     (42,061)          -           -     (42,061)
                                  ---------   ---------   ---------   ---------   ---------   ---------
 Balance, December 27, 1998      $  104,849     521,316   1,621,799      (9,625)   (293,544)  1,944,795
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

      Fiscal Year
      -----------
Hasbro's fiscal year ends on the last Sunday in December. Each of the reported three fiscal years are fifty-two week periods.

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

        Cost in Excess of Net Assets Acquired and Other Intangibles
        -----------------------------------------------------------
Approximately 53% of Hasbro's goodwill results from the 1984 acquisition of Milton Bradley Company (Milton Bradley), including its Playskool and international units, and the 1991 acquisition of Tonka Corporation (Tonka), including its Kenner, Parker Brothers and international units. An additional approximate 35% results from the Company's 1998 acquisitions of Tiger Electronics, Inc., MicroProse, Inc. and Galoob Toys, Inc. Goodwill is being amortized on the straight-line basis over lives ranging from ten to forty years.

Substantially all of the other intangibles consist of the cost of acquired product rights. In establishing the value of such rights, the Company considers, but does not individually value, existing copyrights, trademarks, patents, license agreements and other product-related rights. Approximately 48% of these other intangibles relate to rights acquired in the acquisitions noted above. These rights, which were valued at their acquisition date based on the anticipated future cash flows from the underlying product lines, are being amortized over five to twenty-five years using the straight-line method. An additional approximate 15% of these other intangibles relate to rights acquired from a major motion picture studio and are being amortized over the contract life, in proportion to projected sales of the licensed products during the same period.

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

      Research and Development
      ------------------------
Research and product development costs for 1998, 1997 and 1996 were $184,962, $154,710 and $152,487, respectively.

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

      Foreign Currency Translation
      ----------------------------
Foreign currency assets and liabilities are translated into dollars at current rates, and revenues, costs and expenses are translated at average rates during each reporting period. Current earnings include gains or losses resulting from foreign currency transactions as well as translation gains and losses resulting from the use of the U.S. dollar as the functional currency in highly inflationary economies. Other gains and losses resulting from translation of financial statements are the principal component of other comprehensive earnings.

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

      Risk Management Contracts
      -------------------------
Hasbro does not enter into derivative financial instruments for speculative purposes. The Company enters into foreign currency forward and option contracts to mitigate its exposure to foreign currency exchange rate fluctuations. This exposure relates to future purchases of inventory not denominated in the functional currency of the unit purchasing the inventory as well as other cross-border currency requirements. Premiums on option contracts are amortized over their term and if such contract is terminated before its maturity, the unamortized premium is expensed and included in other expense, net. The carrying value of options is included in prepaid expenses and other current assets. Gains and losses on forward and option contracts meeting hedge accounting requirements are deferred and recognized as adjustments to the carrying value of the related transactions. In the event hedge accounting requirements are not met, gains and losses on such instruments are included currently in the statements of earnings.

      Earnings Per Common Share
      -------------------------
Basic earnings per share is computed by dividing net earnings by the weighted average number of shares outstanding for the year. Diluted earnings per share is similar except that the weighted average number of shares outstanding is increased by shares issuable upon exercise of stock options and warrants for which market price exceeds exercise price, less shares which could have been purchased by the Company with the related proceeds.

A reconciliation of earnings per share for the three fiscal years ended December 27, 1998 is as follows:

                                1998             1997             1996
                          ---------------  ---------------  ---------------
                           Basic  Diluted   Basic  Diluted   Basic  Diluted
                          ------- -------  ------- -------  ------- -------
      Net earnings       $206,365 206,365  134,986 134,986  199,912 199,912
      Effect of dilutive
       securities:
        6% Convertible
         Notes due 1998         -       -        -   4,782        -   5,757
                          ------- -------  ------- -------  ------- -------
      Adjusted net
       earnings          $206,365 206,365  134,986 139,768  199,912 205,669
                          ======= =======  ======= =======  ======= =======

      Average shares
       outstanding (in
       thousands)         197,927 197,927  193,089 193,089  195,061 195,061
      Effect of dilutive
       securities:
        6% Convertible
         Notes due 1998         -       -        -   9,428        -  11,499
        Options and
         warrants               -   7,493        -   3,836        -   2,723
                          ------- -------  ------- -------  ------- -------
      Equivalent shares   197,927 205,420  193,089 206,353  195,061 209,283
                          ======= =======  ======= =======  ======= =======

      Earnings per share $   1.04    1.00      .70     .68     1.02     .98
                          ======= =======  ======= =======  ======= =======

 (2) Acquisitions
     ------------
On May 2, 1997, Hasbro purchased certain assets of OddzOn Products, Inc., and Cap Toys, Inc. (OddzOn), wholly owned subsidiaries of Russ Berrie and Company, Inc., for a purchase price of $167,379. This acquisition was accounted for using the purchase method and, based on estimates of fair market value, $43,582 has been allocated to net tangible assets, $76,700 to product rights and $47,097 to goodwill.

Hasbro made three major acquisitions during 1998, having an aggregate purchase price of $669,737. On April 1, it acquired substantially all of the business and operating assets of Tiger Electronics, Inc. and certain affiliates (Tiger). On September 14, 1998, it acquired MicroProse, Inc. (MicroProse) through a cash tender offer of $6.00 for each outstanding share of MicroProse. Upon completion of a short-form merger, MicroProse became a wholly owned subsidiary of the Company and each untendered share was converted into the right to receive $6.00 in cash. On October 30, 1998, it acquired Galoob Toys, Inc. (Galoob) through a cash tender offer of $12.00 for each outstanding share of Galoob. Upon completion of a short-form merger, Galoob became a wholly owned subsidiary of the Company and each untendered share was converted into the right to receive $12.00 in cash.

These three acquisitions were accounted for using the purchase method, and accordingly, the net assets acquired have been recorded at their fair value and the results of their operations included from the dates of acquisition. Based on estimates of fair market value, $90,494 has been allocated to net tangible assets, $306,710 to product rights, $252,533 to goodwill and $20,000 to acquired in-process research and development. The appraised fair value of this acquired in-process research and development (interactive game software projects under development at the date of acquisition) was determined using the discounted cash flow approach, considered the percentage of completion at the date of acquisition and was expensed at acquisition.

On a pro forma basis, reflecting these three acquisitions as if they had taken place at the beginning of each period and after giving effect to adjustments recording the acquisitions, and excluding the charge for in-process research and development, unaudited net revenues, net earnings and basic and diluted earnings per share for the year ended December 27, 1998 would have been $3,530,807, $171,866, $.87 and $.84, respectively, and for the year ended December 28, 1997 would have been $3,904,061, $65,189, $.34 and $.34, respectively. These pro forma results are not indicative of either future performance or actual results which would have occurred had the acquisitions taken place at the beginning of the respective periods.

 (3) Inventories
     -----------
                                                         1998       1997
                                                         ----       ----
      Finished products                                $283,160    198,215
      Work in process                                    12,698     12,208
      Raw materials                                      38,943     32,279
                                                        -------    -------
                                                       $334,801    242,702
                                                        =======    =======

 (4) Property, Plant and Equipment
     -----------------------------
                                                         1998       1997
                                                         ----       ----
      Land and improvements                            $ 14,748     13,297
      Buildings and improvements                        197,295    181,362
      Machinery and equipment                           295,810    265,313
                                                        -------    -------
                                                        507,853    459,972
      Less accumulated depreciation                     227,820    219,106
                                                        -------    -------
                                                        280,033    240,866
      Tools, dies and molds, net of
       amortization                                      50,322     39,737
                                                        -------    -------
                                                       $330,355    280,603
                                                        =======    =======

Expenditures for maintenance and repairs which do not materially extend the life of the assets are charged to operations.

 (5) Short-Term Borrowings
     ---------------------
Hasbro has available unsecured committed and uncommitted lines of credit from various banks approximating $500,000 and $750,000, respectively. Substantially all of the short-term borrowings outstanding at the end of 1998 and 1997 represent borrowings made under, or supported by, these lines of credit and the weighted average interest rates of the outstanding borrowings were 6.0% and 6.3%, respectively. Hasbro's working capital needs were fulfilled by borrowing under these lines of credit and through the issuance of commercial paper, both of which were on terms and at interest rates generally extended to companies of comparable creditworthiness. The committed line includes $350,000 and $150,000 available under long-term and short-term revolving credit agreements, respectively. These agreements contain certain restrictive covenants with which the Company is in compliance. Compensating balances and facility fees were not material.


 (6) Accrued Liabilities
     -------------------
                                                         1998       1997
                                                         ----       ----
      Royalties                                        $116,603     95,418
      Advertising                                       172,621    112,299
      Payroll and management incentives                  54,622     44,014
      1997 restructuring accruals                        62,996    120,099
      Other                                             322,763    224,203
                                                        -------    -------
                                                       $729,605    596,033
                                                        =======    =======

 (7) Long-Term Debt
     --------------
                                                         1998       1997
                                                         ----       ----
      5.60% Notes Due 2005                             $100,000          -
      6.15% Notes Due 2008                              150,000          -
      6.60% Debentures Due 2028                         150,000          -
      Other                                               7,180          -
                                                        -------    -------
                                                       $407,180          -
                                                        =======    =======

Current installments of $260 in 1998 are aggregated with short-term borrowings. The maturities of long-term debt in 2000 and in the succeeding three years are $296, $310, $324 and $339.

 (8) Income Taxes
     ------------
Income taxes attributable to earnings before income taxes are:

                                              1998       1997       1996
                                              ----       ----       ----
      Current
        United States                       $ 40,256     62,042     58,580
        State and local                        5,226      8,296      9,033
        International                         49,952     39,756     47,488
                                             -------    -------    -------
                                              95,434    110,094    115,101
                                             -------    -------    -------
      Deferred
        United States                         (6,458)   (31,533)     4,309
        State and local                         (554)    (2,793)       406
        International                          8,691     (6,229)   (12,835)
                                             -------    -------    -------
                                               1,679    (40,555)    (8,120)
                                             -------    -------    -------
                                            $ 97,113     69,539    106,981
                                             =======    =======    =======

Certain tax benefits are not reflected in income taxes in the statements of earnings. Such benefits of $14,377 in 1998, $4,036 in 1997 and $6,793 in 1996, relate primarily to stock options.

A reconciliation of the statutory United States federal income tax rate to Hasbro's effective income tax rate is as follows:

                                              1998       1997       1996
                                              ----       ----       ----
      Statutory income tax rate               35.0%      35.0%      35.0%
      State and local income taxes, net        1.0        1.7        2.0
      Goodwill amortization                    1.8        2.4        1.6
      Tax on international earnings           (5.4)      (4.9)      (2.2)
      Reduction of valuation allowance           -          -       (1.1)
      Other, net                               (.4)       (.2)       (.4)
                                              ----       ----       ----
                                              32.0%      34.0%      34.9%
                                              ====       ====       ====

The components of earnings before income taxes, determined by tax jurisdiction, are as follows:

                                              1998       1997       1996
                                              ----       ----       ----
      United States                         $123,969    157,987    208,864
      International                          179,509     46,538     98,029
                                             -------    -------    -------
                                            $303,478    204,525    306,893
                                             =======    =======    =======

The components of deferred income tax expense arise from various temporary differences and relate to items included in the statements of earnings.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 27, 1998 and December 28, 1997 are:

                                                         1998       1997
                                                         ----       ----
      Deferred tax assets:
        Accounts receivable                            $ 27,556     24,497
        Inventories                                      14,718     12,576
        Net operating loss carryovers                    31,608     22,821
        Operating expenses                               44,491     45,503
        Postretirement benefits                          12,269     12,343
        Other                                            74,955     53,689
                                                        -------    -------
          Gross deferred tax assets                     205,597    171,429
        Valuation allowance                             (13,261)    (8,649)
                                                        -------    -------
          Net deferred tax assets                       192,336    162,780
                                                        -------    -------
      Deferred tax liabilities                           46,174     49,060
                                                        -------    -------
      Net deferred income taxes                        $146,162    113,720
                                                        =======    =======

Hasbro has a valuation allowance for deferred tax assets at December 27, 1998 of $13,261, which is an increase of $4,612 from the $8,649 at December 28, 1997. The allowance pertains to United States and international operating loss carryforwards, some of which have no expiration and others that would expire beginning in 2001. If fully realized, $8,760 will reduce goodwill and the balance will reduce future income tax expense. Deferred tax liabilities relate primarily to property rights.

Based on Hasbro's history of taxable income and the anticipation of sufficient taxable income in years when the temporary differences are expected to become tax deductions, it believes that it will realize the benefit of the deferred tax assets, net of the existing valuation allowance.

Deferred income taxes of $100,332 and $96,489 at the end of 1998 and 1997, respectively, are included as a component of prepaid expenses and other current assets, and $53,331 and $21,541, respectively, are included as a component of other assets. At the same dates, deferred income taxes of $7,010 and $1,553, respectively, are included as a component of deferred liabilities.

The cumulative amount of undistributed earnings of Hasbro's international subsidiaries held for reinvestment is approximately
$282,000 at December 27, 1998. In the event that all international undistributed earnings were remitted to the United States, the amount of incremental taxes would be approximately $39,000.

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

Prior to the acquisition by the person or group of beneficial ownership of a certain percentage of Hasbro's common stock, the Rights are redeemable for $.00296 per Right. The Rights Plan contains certain exceptions with respect to the Hassenfeld family and related entities.

      Common Stock
      ------------
On December 9, 1997, the Board canceled all prior share repurchase authorizations and authorized the purchase of up to an additional
$500,000 of the Company's common stock. At December 27, 1998, $309,540 remained under this authorization.

On February 19, 1999, the Board declared a three-for-two stock split, payable in the form of a 50% stock dividend, on March 15, 1999 to shareholders of record on March 1, 1999. Appropriate changes to reflect the split have been effected in the stock options and warrants. Except for balance sheet presentation of the December 28, 1997 outstanding and treasury shares, all share and per share amounts have been adjusted to reflect this split.

(10) Stock Options and Warrants
     --------------------------
Hasbro has various stock option plans for employees as well as a plan for non-employee members of the Board (collectively, the plans) and has reserved 25,351,914 shares of its common stock for issuance upon exercise of options granted or to be granted under the plans. These options generally vest in equal annual amounts over three to five years. The plans provide that options be granted at exercise prices not less than market value on the date the option is granted and options are adjusted for such changes as stock splits and stock dividends. No options are exercisable for periods of more than ten years after date of grant. Although certain of the plans permit the granting of awards in the form of stock options, stock appreciation rights, stock awards and cash awards, to date, only stock options have been granted.

As permitted by Statement of Financial Accounting Standards No. 123 (SFAS 123), Hasbro continues to apply Accounting Principles Board Opinion No. 25 (APB 25) in accounting for the plans under which no compensation cost is recognized. Had compensation expense been recorded under the provisions of SFAS 123, the impact on the Company's net earnings and earnings per share would have been:

                                              1998       1997       1996
                                              ----       ----       ----
      Reported net earnings                 $206,365    134,986    199,912
      Pro forma compensation expense,
       net of tax                            (10,339)    (5,880)    (3,001)
                                             -------    -------    -------
      Pro forma net earnings                $196,026    129,106    196,911
                                             =======    =======    =======

      Pro forma earnings per share
        Basic                               $    .99        .67       1.01
        Diluted                             $    .95        .65        .97
                                             =======    =======    =======

The weighted average fair value of options granted in 1998, 1997 and 1996 were $8.66, $5.76 and $4.62, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1998, 1997 and 1996, respectively: risk-free interest rates of 5.70%, 6.20% and 5.51%; expected dividend yields of 0.85%, 1.12% and 1.13% and expected volatility of approximately 26% in 1998 and 21% in 1997 and 1996, and lives of approximately 6 years.

Additionally, the Company has reserved 22,500,000 shares of its common stock for issuance upon exercise of outstanding warrants. During 1998, warrants to purchase 6,000,000 shares at an exercise price of $23.3333 per share were issued in connection with the acquisition of certain rights. The fair value of these warrants was $11.42 each on the date of grant.

Information with respect to options and warrants, in thousands of shares, for the three years ended December 27, 1998 is as follows:

                                              1998       1997       1996
                                              ----       ----       ----
      Number of shares:
        Outstanding at beginning of year      31,424     20,452     13,315
          Granted                              8,639     14,191      9,508
          Exercised                           (3,468)    (2,651)    (1,854)
          Expired or canceled                   (234)      (568)      (517)
                                              ------     ------     ------
        Outstanding at end of year            36,361     31,424     20,452
                                              ======     ======     ======
        Exercisable at end of year            11,673     11,090      9,878
                                              ======     ======     ======

      Weighted average exercise price:
        Granted                              $ 23.86      18.77      14.50
        Exercised                            $ 13.34      12.30       9.65
        Expired or canceled                  $ 18.75      15.80      14.78
        Outstanding at end of year           $ 18.17      16.08      13.71
        Exercisable at end of year           $ 14.43      13.46      12.88
                                              ======     ======     ======

Information, in thousands of shares, with respect to the 36,361 options and warrants outstanding and the 11,673 exercisable at December 27, 1998, is as follows:

                                                      Weighted
                                                      Average      Weighted
                                                      Remaining    Average
      Range of                                        Contractual  Exercise
      Exercise Prices                        Shares   Life         Price
      ---------------                        -------  ----------   -------
      Outstanding
        $ 4.56-$13.86                          2,024   4.1 years    $10.61
        $14.00-$17.68                         12,250   4.6 years    $14.72
        $18.67-$20.06                         13,478   9.7 years    $18.80
        $23.04-$29.72                          8,609  10.7 years    $23.86
                                              ======                 =====
      Exercisable
        $ 4.56-$13.86                          2,024                $10.61
        $14.00-$17.68                          8,648                $14.78
        $18.67-$20.06                            988                $19.06
        $23.04-$29.72                             13                $24.88
                                              ======                 =====

(11) Pension, Postretirement and Postemployment Benefits
     ---------------------------------------------------
      Pension and Postretirement Benefits
      -----------------------------------
Hasbro's net pension and profit sharing cost for 1998, 1997 and 1996 was approximately $12,900, $13,400 and $15,700, respectively.

       United States Plans
       -------------------
Substantially all United States employees are covered under at least one of several non-contributory defined benefit pension plans maintained by the Company. Benefits under the two major plans, principally covering non-union employees, are based primarily on salary and years of service. One of these plans is funded. Benefits under the remaining plans are based primarily on fixed amounts for specified years of service. One of these plans is also funded. At December 27, 1998, the two funded plans have plan assets of $219,410 and accumulated benefit obligations of $149,907. The unfunded plans have accumulated benefit obligations of $15,740.

Hasbro also provides certain postretirement health care and life insurance benefits to eligible employees who retire and have either attained age 65 with 5 years of service or age 55 with 10 years of service. The cost of providing these benefits on behalf of employees who retired prior to 1993 is and will continue to be substantially borne by the Company. The cost of providing benefits on behalf of employees who retire after 1992 is shared, with the employee contributing an increasing percentage of the cost, resulting in an employee-paid plan after the year 2002. The plan is not funded.

                                           Pension        Postretirement
                                       ---------------    ---------------
                                        1998     1997      1998     1997
                                        ----     ----      ----     ----
      Change in projected benefit
      ---------------------------
       obligation
       ----------
      Projected benefit obligation
       at beginning of year           $184,589  147,349  $ 28,885   24,562
      Service cost                       9,362    8,022       224      205
      Interest cost                     12,798   11,451     1,893    2,039
      Plan amendments                        -    1,062         -        -
      Actuarial (gain) loss              6,468   21,989      (271)   3,799
      Benefits paid                     (5,539)  (4,744)   (2,303)  (1,720)
      Expenses paid                       (615)    (540)        -        -
                                       -------  -------   -------  -------
      Projected benefit obligation
       at end of year                 $207,063  184,589  $ 28,428   28,885
                                       =======  =======   =======  =======
      Change in plan assets
      ---------------------
      Fair value of plan assets at
       beginning of year              $196,634  162,641  $      -        -
      Actual return on plan assets      28,522   37,987         -        -
      Employer contribution                408    1,290         -        -
      Benefits paid                     (5,539)  (4,744)        -        -
      Expenses paid                       (615)    (540)        -        -
                                       -------  -------   -------  -------
      Fair value of plan assets at
       end of year                    $219,410  196,634  $      -        -
                                       =======  =======   =======  =======

      Funded status                   $ 12,347   12,045  $(28,428) (28,885)
      Unrecognized net (gain) loss     (39,402) (36,435)    2,885    3,212
      Unrecognized prior service cost    9,268   10,443         -        -
                                       -------  -------   -------  -------
      Accrued benefit cost            $(17,787) (13,947) $(25,543) (25,673)
                                       =======  =======   =======  =======

The assets of the funded plans are managed by investment advisors and consist primarily of pooled indexed and actively managed bond and stock funds. For measuring the expected pension accumulated benefit obligation, assumed discount rates of 6.75%, 7.00% and 7.75% were used for 1998, 1997 and 1996, respectively; assumed long-term rates of compensation increase of 4.50% in 1998 and 5.00% in 1997 and 1996, and an assumed long-term rate of return on plan assets of 9.00% in all years.

For measuring the expected postretirement benefit obligation, a 7.50%, 8.00% and 8.60% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1998, 1997 and 1996, respectively. The 1998 rate was further assumed to decrease gradually to 4.50% in 2012, while the 1997 and 1996 rates were assumed to decrease to 5.00% over this same period. All were assumed to remain constant after 2012. The discount rates used in the pension calculation were also used for the postretirement calculation.

                                              1998       1997       1996
                                              ----       ----       ----
      Components of net periodic cost
      -------------------------------
      Pension
      -------
      Service cost                          $  9,362      8,022      8,583
      Interest cost                           12,798     11,451      9,869
      Expected return on assets              (17,465)   (14,517)   (11,633)
      Net amortization and deferrals            (448)      (465)       168
                                             -------    -------    -------
      Net periodic benefit cost             $  4,247      4,491      6,987
                                             =======    =======    =======
      Postretirement
      --------------
      Service cost                          $    224        205        289
      Interest cost                            1,893      2,039      1,727
      Net amortization and deferrals              57         22        -
                                             -------    -------    -------
      Net periodic benefit cost             $  2,174      2,266      2,016
                                             =======    =======    =======

If the health care cost trend rate were increased one percentage point in each year, the accumulated postretirement benefit obligation at December 28, 1998 and the aggregate of the benefits earned during the period and the interest cost would have each increased by approximately 10%.

Hasbro also has a profit sharing plan covering substantially all of its United States non-union employees. The plan provides for an annual discretionary contribution by the Company which for 1998, 1997 and 1996 was approximately $5,000, $5,100 and $5,000, respectively.

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

(12) Leases
     ------
Hasbro occupies certain manufacturing facilities and sales offices and uses certain equipment under various operating lease arrangements. The rent expense under such arrangements, net of sublease income which is not material, for 1998, 1997 and 1996 amounted to $50,932, $48,090 and $46,092, respectively.

Minimum rentals, net of minimum sublease income which is not material, under long-term operating leases for the five years subsequent to 1998 and in the aggregate are as follows:

      1999                                                        $ 38,163
      2000                                                          29,251
      2001                                                          22,941
      2002                                                          17,954
      2003                                                          15,523
      Later years                                                   89,486
                                                                   -------
                                                                  $213,318
                                                                   =======

All leases expire prior to 2014. Real estate taxes, insurance and maintenance expenses are generally obligations of the Company. It is expected that in the normal course of business, leases that expire will be renewed or replaced by leases on other properties; thus, it is anticipated that future minimum lease commitments will not be less than the amounts shown for 1998.

In addition, Hasbro leases certain facilities which, as a result of restructurings, are no longer in use. Future costs relating to such facilities were included as a component of the restructuring charge and are not included in the table above.

(13) Restructuring Charge
     --------------------
Late in the fourth quarter of 1997, the Company announced a global integration and profit enhancement program which anticipated the redundancy of approximately 2,500 employees, principally in manufacturing, and provided for actions in three principal areas: a continued consolidation of the Company's manufacturing operations; the streamlining of marketing and sales, while exiting from certain underperforming markets and product lines; and the further leveraging of overheads. Of the $140,000 estimated costs related to these actions, $125,000 was reported as a nonrecurring charge and $15,000 was reflected in cost of sales. Of the nonrecurring amount approximately $54,000 related to severance and people costs, $52,000 to property, plant and equipment and leases and $19,000 to product line related costs. During 1998, the employment of all employees planned for redundancy was terminated. The approximate $63,000 accrual remaining at December 27, 1998, is principally attributable to severance costs, which will be disbursed over the employee's entitlement period, and costs associated with lease terminations and closing of certain facilities. In the balance sheet, such property, plant and equipment is included as a component of other assets. With the exception of the ultimate disposition of certain facilities closed as a result of this program, the program has been substantially completed.

(14) Financial Instruments
     ---------------------
Hasbro's financial instruments include cash and cash equivalents, accounts receivable, short- and long-term borrowings, accounts payable and accrued liabilities. At December 27, 1998, the carrying cost of these instruments approximated their fair value. Its financial instruments also include foreign currency forwards and options. At December 27, 1998, the carrying value of these instruments approximated their fair value based on quoted or publicly available market information.

Hasbro uses foreign currency forwards and options, generally purchased for terms of not more than twelve months, to protect itself from adverse currency rate fluctuations on firmly committed and anticipated foreign currency transactions. These over-the-counter contracts, which hedge future purchases of inventory and other cross-border currency requirements, are primarily denominated in United States and Hong Kong dollars and Irish punts and entered into with counterparties who are major financial institutions with which Hasbro also has other financial relationships. The Company believes any risk related to default by a counterparty to be remote.

The Company had the equivalent of approximately $130,000 and $35,000 of foreign currency forwards outstanding at December 27, 1998 and December 28, 1997, respectively, and approximately $135,000 of foreign currency options outstanding at December 28, 1997. Gains and losses deferred under hedge accounting provisions are subsequently included in the measurement of the related foreign currency transaction. Gains and losses on contracts not meeting hedge accounting provisions are included currently in earnings. The aggregate amount of gains and losses resulting from all foreign currency transactions was not material.

 (15) Commitments and Contingencies
     -----------------------------
Hasbro had unused open letters of credit of approximately $20,000 and $15,000 at December 27, 1998 and December 28, 1997, respectively.

The Company routinely enters into license agreements with inventors, designers and others for the use of intellectual properties in its products. Certain of these agreements contain provisions for the payment of guaranteed or minimum royalty amounts. Under terms of currently existing agreements, in certain circumstances the Company may become liable for guaranteed minimum royalties of up to $660,000 between 1998 and 2007. Of this amount, in excess of $110,000 has been paid and is included in the $145,066 of prepaid royalties which are a component of prepaid expenses and other current assets on the balance sheet. Of the remaining amount, Hasbro may be required to pay approximately $250,000, $120,000 and $120,000 in 1999, 2002 and 2005, respectively. Such payments are related to royalties which are expected to be incurred on anticipated revenues in the years 1999 through 2007.

Hasbro is party to certain legal proceedings, substantially involving routine litigation incidental to the Company's business, none of which, individually or in the aggregate, is deemed to be material to the financial condition of the Company.

(16) Segment Reporting
     -----------------
      Segment and Geographic Information
      ----------------------------------
Effective at year end 1998, Hasbro adopted Statement of Financial
Accounting Standards No. 131 (SFAS 131), Disclosures about Segments of an Enterprise and Related Information. Prior period amounts have been reclassified to conform to the requirements of SFAS 131.

Hasbro and its subsidiaries operate in one segment, the marketing, licensing, development, manufacture and sourcing of toy and game products on a global basis. Accounting policies for management reporting are those described in the summary of significant accounting policies.

Information as to Hasbro's operations in different geographical areas is presented below on the basis the Company uses to manage its business. Net revenues and the related pretax earnings are categorized based on location of the customer, while long-lived assets (property, plant and equipment, cost in excess of acquired net assets and other intangibles) are categorized based on their location:

                                              1998       1997       1996
                                              ----       ----       ----
      Net revenues
        United States                     $2,113,057  1,947,824  1,777,579
        International                      1,191,397  1,240,735  1,224,791
                                           ---------  ---------  ---------
                                          $3,304,454  3,188,559  3,002,370
                                           =========  =========  ========

      Pretax Earnings
        United States                     $  194,050    117,436    156,391
        International                        109,428     87,089    150,502
                                           ---------  ---------  ---------
                                          $  303,478    204,525    306,893
                                           =========  =========  =========

      Long-lived assets
        United States                     $1,694,967  1,119,836    986,344
        International                        177,569    126,067    152,655
                                           ---------  ---------  ---------
                                          $1,872,536  1,245,903  1,138,999
                                           =========  =========  =========

Principal international markets include Western Europe, Canada, Mexico, Australia, New Zealand and Hong Kong.

      Other Information
      -----------------
Hasbro markets its products primarily to customers in the retail sector. Although the Company closely monitors the creditworthiness of its customers, adjusting credit policies and limits as deemed appropriate, a substantial portion of its customers' ability to discharge amounts owed is dependent upon the overall retail economic environment.

Sales to the Company's two largest customers, Wal-Mart Stores, Inc. and Toys `R Us, Inc., amounted to 18% and 17%, respectively, of consolidated net revenues during 1998, 15% and 22%, respectively, during 1997 and 13% and 22%, respectively, during 1996.

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

(17) Quarterly Financial Data (Unaudited)
     ------------------------------------
      1998
      ----
                                         Quarter
                          -------------------------------------
                          First    Second    Third       Fourth  Full Year
                          -----    ------    -----       ------  ---------
      Net revenues      $482,820  572,057  945,498    1,304,079  3,304,454
      Gross profit      $278,508  324,962  543,129      791,794  1,938,393
      Earnings before
       income taxes     $ 11,808    8,262   89,601(a)   193,807    303,478
      Net earnings      $  7,793    5,453   61,330      131,789    206,365
                         =======  =======  =======    =========  =========
      Per common share
        Earnings
          Basic         $    .04      .03      .31          .67       1.04
          Diluted       $    .04      .03      .30          .65       1.00

        Market price
          High          $ 25 3/4   27 1/16  27 1/4       25 7/16    27 1/4
          Low           $ 19 7/8   23 1/8   19 5/8       18 5/8     18 5/8

        Cash dividends
         declared       $    .05      .05      .05          .05        .21
                         =======  =======  =======    =========  =========

      1997
      ----
                                        Quarter
                          -----------------------------------
                          First    Second    Third     Fourth    Full Year
                          -----    ------    -----     ------    ---------
      Net revenues      $555,784  583,886  915,533  1,133,356    3,188,559
      Gross profit      $320,413  330,969  512,506    665,613    1,829,501
      Earnings before
       income taxes     $ 40,147   20,283  115,441     28,654(a)   204,525
      Net earnings      $ 25,694   12,981   77,400     18,911      134,986
                         =======  =======  =======  =========    =========
      Per common share
        Earnings
          Basic         $    .13      .07      .41        .10          .70
          Diluted       $    .13      .07      .38        .09          .68

        Market price
          High          $ 19 3/4   19 5/8   20 3/4     24 5/16      24 5/16
          Low           $ 16 1/16  15 1/4   17 5/8     17 1/8       15 1/4

        Cash dividends
         declared       $    .05      .05      .05        .05          .21
                         =======  =======  =======  =========    =========

      1996
      ----
                                        Quarter
                          -----------------------------------
                          First   Second     Third     Fourth    Full Year
                          -----   ------     -----     ------    ---------
      Net revenues      $538,685  511,609  845,148  1,106,928    3,002,370
      Gross profit      $300,914  277,425  472,875    622,259    1,673,473
      Earnings before
       income taxes     $ 39,109    9,143  104,934    153,707      306,893
      Net earnings      $ 24,365    5,986   70,469     99,092      199,912
                         =======  =======  =======  =========    =========
      Per common share
        Earnings
          Basic         $    .12      .03      .36        .51         1.02
          Diluted       $    .12      .03      .35        .48          .98

        Market price
          High          $ 20 7/8   17 3/16  17         19 9/16     20 7/8
          Low           $ 12 13/16 15 11/16 14 1/8     16 7/16     12 13/16

        Cash dividends
         declared       $    .04      .04      .04        .04          .18
                         =======  =======  =======  =========    =========


(a) In 1998, includes the expense impact of $20,000 relating to acquired in-process research and development and, in 1997, $125,000 relating to restructuring of operations.