Form 10-K405, Exhibit 13
period 1999-12-26
HASBRO INC
filed 2000-03-24
CIK 46080

EXHIBIT 13
                        HASBRO, INC. AND SUBSIDIARIES

                      Selected Information Contained in
                        Annual Report to Shareholders

                    for the Year Ended December 26, 1999


MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
-------------------------------------------------------------------------
The Company's Common Stock, Par Value $.50 per share (the "Common Stock"), is traded on the New York and London Stock Exchanges. Prior to June 23, 1999, the common stock was traded on the American and London Stock Exchanges. The following table sets forth the high and low sales prices as reported on the Composite Tape of the New York Stock Exchange and the American Stock Exchange, as applicable, and the cash dividends declared per share of Common Stock for the periods listed.

                             Sales Prices
                           ----------------            Cash Dividends
Period                     High         Low               Declared
------                     ----         ---            --------------
1998
    1st Quarter           $25 3/4      19 7/8               $.05
    2nd Quarter            27 1/16     23 1/8                .05
    3rd Quarter            27 1/4      19 5/8                .05
    4th Quarter            25 7/16     18 5/8                .05

1999
    1st Quarter           $30 1/8      21 13/16             $.06
    2nd Quarter            37          27                    .06
    3rd Quarter            28 5/8      21 15/16              .06
    4th Quarter            24 1/4      16 7/8                .06

The approximate number of holders of record of the Company's Common Stock as of February 29, 2000 was 7,800.

  Dividends
  ---------

Declaration of dividends is at the discretion of the Company's Board of Directors and will depend upon the earnings, financial condition of the Company and such other factors as the Board of Directors deems appropriate. Payment of dividends is further subject to restrictions contained in agreements relating to the Company's outstanding long-term debt. At December 26, 1999, under the most restrictive agreement the full amount of retained earnings is free of restrictions.


SELECTED FINANCIAL DATA
-----------------------
  (Thousands of Dollars and Shares Except per share Data and Ratios)

                                           Fiscal Year
                         ------------------------------------------------
                         1999       1998       1997       1996       1995
                         ----       ----       ----       ----       ----
Statement of
 Earnings Data:

  Net revenues       $4,232,263  3,304,454  3,188,559  3,002,370  2,858,210
  Net earnings       $  188,953    206,365    134,986    199,912    155,571

Per Common Share
 Data:

  Earnings
    Basic            $      .97       1.04        .70       1.02        .79
    Diluted          $      .93       1.00        .68        .98        .77
  Cash dividends
   declared          $      .24        .21        .21        .18        .14

Balance Sheet Data:

  Total assets       $4,463,348  3,793,845  2,899,717  2,701,509  2,616,388
  Long-term debt     $  420,654    407,180          -    149,382    149,991

Ratio of Earnings to
 Fixed Charges(1)          4.10       6.70       5.66       7.51       5.82

Weighted Average
 Number of Common
 Shares:
  Basic                 194,917    197,927    193,089    195,061    197,272
  Diluted               202,103    205,420    206,353    209,283    210,075

  (1) For purposes of calculating the ratio of earnings to fixed charges, fixed charges include interest, amortization of debt expense and one-third of rentals; earnings available for fixed charges represent earnings before fixed charges and income taxes.


MANAGEMENT'S REVIEW
-------------------

Summary
-------
A percentage analysis of results of operations follows:

                                                1999       1998       1997
                                                ----       ----       ----

Net revenues                                   100.0%     100.0%     100.0%
Cost of sales                                   40.1       41.3       42.6
                                               -----      -----      -----
Gross profit                                    59.9       58.7       57.4
Amortization                                     4.1        2.2        1.7
Royalties, research and development             16.8       12.9       12.1
Advertising                                     10.8       13.3       12.9
Selling, distribution and administration        19.0       19.8       19.4
Restructuring charge and acquired in-process
 research and development                        1.5         .6        3.9
Interest expense                                 1.6        1.1         .9
Other (income) expense, net                      (.4)       (.4)        .1
                                               -----      -----      -----
Earnings before income taxes                     6.5        9.2        6.4
Income taxes                                     2.0        2.9        2.2
                                               -----      -----      -----
Net earnings                                     4.5%       6.3%       4.2%
                                               =====      =====      =====

(Thousands of Dollars Except Share Data)

Results of Operations
---------------------
Net earnings for the year ended December 26, 1999 were $188,953 compared to $206,365 and $134,986 in 1998 and 1997, respectively. Diluted earnings per share was $.93 in 1999, $1.00 in 1998 and $.68 in 1997. During 1999, the
Company reorganized its business into segments. Net revenues and operating profits, excluding charges relating to the 1999 consolidation program, of the U.S. Toys, Games and International segments increased in 1999 over comparable 1998 levels. The operating loss in Operations, which is not intended to be a profit center, and the operating profit in the Company's Other segments decreased, all largely due to the reasons discussed below. The overall increase in operating profit of the Games segment was partially offset by the unfavorable impact of increased costs incurred to expand the Company's offering of interactive software games. Part of this increased cost resulted from escalating research and development costs, coupled with the unanticipated shortfall in fourth quarter revenues attributable to the late introduction of new product as well as a significant industry-wide softening of the video and personal computer CD-ROM business in the fourth quarter and price erosion. On an after-tax basis, excluding charges attributable to the 1999 consolidation program, this resulted in an approximate $53 million dollar loss from interactive software games.

Net revenues for 1999 were $4,232,263 compared to $3,304,454 and $3,188,559 for 1998 and 1997, respectively. This approximate 28% increase in revenues over 1998 levels was net of an approximate $62,000 unfavorable impact of foreign currency translation rates. The Games segment led revenue growth during the year, accounting for approximately 71% of the increase, followed by U.S. Toys and International, contributing 18% and 13% of revenue growth, respectively. Increased Games segment revenue was primarily driven by FURBY, which accounted for 24% of segment revenue in 1999 compared to 7% in 1998. Revenues from Wizards of the Coast, Inc. (Wizards), acquired in the fourth quarter of 1999, accounted for 14% of Games segment revenues. Increased activity in hand-held electronic games utilizing Company and licensed brands, interactive CD-ROM games and traditional board games such as MONOPOLY and TRIVIAL PURSUIT also contributed to Games segment growth. U.S. Toy segment revenues were boosted by sales of STAR WARS product associated with the theatrical release of STAR WARS: EPISODE 1: THE PHANTOM MENACE. Revenues from this line accounted for 36% of segment revenues in 1999 compared to 13% in 1998. This, as well as the popular POKEMON line, traditional toy offerings such as EASY BAKE and LITE BRITE and the full year inclusion of the MICRO MACHINES line acquired with Galoob Toys, Inc. (Galoob) in the fourth quarter of 1998, also contributed to revenue growth over 1998 by the U.S. Toy segment. The International segment contribution to revenue growth was primarily driven by sales of STAR WARS, POKEMON, TELETUBBIES and FURBY and hand-held electronic products in certain markets, all partly offset by decreased volume in traditional board games and puzzles as well as the negative impact of foreign currency translation. The results of Other segments negatively affected revenue by approximately 3%, primarily due to decreased revenues of KOOSH and candy product.

The Company's gross profit margin increased to 59.9% from 58.7% in 1998, and 57.4% in 1997. The increase in margin from 1998 principally reflects the increased revenues in the Games segment, where many product lines carry a higher gross margin. The improvement in 1998 from 1997 is attributable to a lower cost structure resulting from the removal of excess capacity, the increased level of sales of interactive products, which have a higher gross margin, and overall favorable material prices. The improvement in the 1998 gross margin was moderated by the unanticipated shortfall in business with Toys `R Us which resulted in lower than anticipated factory utilization.

Amortization expense of $173,533 includes amortization of both property rights and cost in excess of net assets acquired. This compares with $72,208 in 1998 and $53,767 in 1997. During 1999, impairment charges of $38,449, or 22% of amortization expense, were recognized, arising from the decision to discontinue or significantly reduce product line offerings as part of our 1999 consolidation program. The remaining increases in all years were attributable to the acquisitions made during the period.

Expenditures for royalties, research and development increased to $711,790 from $424,673 in 1998 and $386,912 in 1997. Included in these amounts are expenditures for research and development of $254,599 in 1999, $184,962 in 1998 and $154,710 in 1997. As percentages of net revenues, research and development was 6.0% in 1999, up from 5.6% in 1998 and 4.9% in 1997. Contractual development commitments recognized for discontinued product lines in connection with the 1999 consolidation program amounted to $10,992. The remaining 1999 and the 1998 increases reflect the expenditures of the Company's 1998 acquisitions as well as the continuing investment to grow the Company's offering of interactive game titles. Revenues derived from entertainment based properties, such as STAR WARS and POKEMON, and resultant royalties, while continuous over the life of a contract, are generally higher in amount in the year a theatrical release takes place. It is anticipated that operating profit will also generally be higher in these years. The degree to which revenues, royalties and operating profits fluctuate is dependent not only on theatrical release dates, but video release dates as well. Royalty expense increased in dollars and as a percent of net revenues from 1998. Royalty commitments on discontinued product lines recognized in connection with the 1999 consolidation program amounted to $15,300. The remaining increase reflects the increased percentage of 1999 revenues obtained from licensed product carrying higher royalty rates, primarily STAR WARS. While royalties increased in dollars during 1998, they remained constant as a percentage of net revenues.

On December 15, 1999, the Company announced plans to launch Games.com in mid-2000. Games.com will be the Games segment's online internet portal, allowing users to play Company branded games, have online chats with fellow gamers, compete in tournaments and purchase games and related product from an online store. The Company has entered into a non-binding memorandum of understanding for a three-year licensing and distribution agreement with Go2Net, Inc. providing technology, engineering and software management support for this site. Revenue sources are expected to come from advertising, online game and related product sales and premium subscription services. The Company expects to spend approximately $60 million during 2000 to develop and launch this site.

Advertising expense decreased to 10.8% of net revenues from the 1998 level of 13.3%, which compared to 12.9% in 1997. The decrease in 1999 primarily reflects the mix of more entertainment based properties, such as STAR WARS and POKEMON, marketed throughout our segments, which tend to carry a lower advertising to revenue ratio. Increased revenues in our Games segment from the popular FURBY and trading card games also contributed to the decrease from 1998, as these lines do not carry as great of an advertising spend ratio as other products. The increase in 1998 from 1997 reflects the mix of more non-entertainment based product in 1998 and the absence of support from a major motion picture release.

During 1999, selling, distribution and administration costs increased in dollars but decreased as a percentage of net revenues to $799,919, or 19.0% of revenues, from $655,938, or 19.9% in 1998 and $617,140, or 19.4%, in 1997.
Of the increase in dollars, approximately 25% of the increase reflects the Games segment's 1999 acquisition of Wizards and approximately 31% of the increase reflects higher performance based bonus accruals. The remainder of the increase in dollars primarily reflects costs associated with the higher level of activity in 1999. The decreased percentage reflects higher 1999 revenues as well as the Company's commitment to control these costs, and the benefit received from the 1997 global integration and profit enhancement program. In addition to normal inflationary trends, the 1998 increase over 1997 reflects the impact of the Company's acquisitions and new operations in those years. Also adversely affecting the 1998 rate was the unanticipated reduction in revenues resulting from the changes in inventory management policies at Toys `R Us.

On December 7, 1999, the Company announced a program to further consolidate manufacturing and sourcing activities and product lines, as well as streamline and further regionalize marketing, sales and research and development activities worldwide. Costs associated with this consolidation program amounted to $141,575, and were recorded in the fourth quarter as follows:

Restructuring charge                                         $  64,232
                                                              --------
Other operating expenses:
  Cost of sales                                                  8,740
  Amortization                                                  38,449
  Royalties, research and development                           26,292
  Advertising                                                    3,862
                                                              --------
                                                                77,343
                                                              --------
Total consolidation program costs                            $ 141,575
                                                              ========

The significant components of the restructuring charge were the planned closing of two factories, in Mexico and the United Kingdom, the reduction of capacity at the remaining three factories, the shift of production to third party manufacturers in the Far East and further consolidation and regionalization of the International marketing and sales structure. The plan anticipates the redundancy of approximately 2,200 employees, including 1,800 in manufacturing and sourcing activities and 400 worldwide in research and product development, marketing, sales and administration. The restructuring charge of $64,232 represents approximately $38,700 of cash charges for severance benefits which will be disbursed over the employee's entitlement period, $14,300 of cash charges for lease and facility closing costs to be expended over the contractual lease term and closing process, and non-cash charges of $11,200 for fixed asset write-offs, arising primarily in the manufacturing area. Of the cash amount, approximately $4,700 has been paid for severance benefits relating to 193 employees terminated as of December 26, 1999. Non-cash charges relating to fixed asset write-offs have been credited to the respective line items in the balance sheet. The remaining amount of approximately $48,000 is included in accrued liabilities. The restructuring plan is expected to be completed in fiscal 2000. The Company expects to generate pre-tax savings of approximately $16,000 in 2000 and $23,000 per year thereafter from these actions.

The components of the consolidation program included in other operating expenses represent costs associated with exiting certain product lines and reevaluating other product lines which resulted in reduced expectations. The product lines being exited were not, either individually or in the aggregate, material to the Company's revenues or operating results. Approximately $12,000 represents cash charges that will be incurred on contractual royalty, product development and advertising commitments associated with the discontinued product lines. Non-cash charges of approximately $65,000 relate to asset write-offs and write-downs of underutilized assets. This includes impairment of intangible assets arising from the decision to discontinue or significantly reduce product line offerings. The resulting sum of undiscounted future cash flows of these assets was not sufficient to cover the carrying amount of the assets, and as such, they were written down to their fair market value. Items relating to property rights and licenses, goodwill, inventory, prepaid and other current assets have been credited to the respective asset in the balance sheet.

During the third quarter of 1998, the Company incurred a one-time charge to write off the $20,000 appraised value of acquired in-process research and development of MicroProse, Inc. (MicroProse), which was acquired for a total purchase price of approximately $70,000 on September 14, 1998.

Late in the fourth quarter of 1997, the Company announced a global integration and profit enhancement program which included the redundancy of approximately 2,500 employees, principally in manufacturing, and provided for actions in three principal areas: a continued consolidation of the Company's manufacturing operations; the streamlining of marketing and sales, while exiting from certain underperforming markets and product lines; and the further leveraging of overheads. Of the $140,000 estimated costs related to these actions, $125,000 was reported as a restructuring charge and $15,000 was reflected in cost of sales. Of the restructuring amount, approximately $54,000 related to severance and people costs, $52,000 to property, plant and equipment and leases and $19,000 to product line related costs. During 1998, the employment of all employees planned for redundancy was terminated. The program has been completed. The Company had initially estimated its pretax cost savings from this initiative to be $40,000 in 1998 and $70,000 per year thereafter. Because of the unanticipated shortfall in sales to Toys 'R Us during 1998 and changes in product mix, factory utilization rates were not as high as initially anticipated, which resulted in below target savings during 1998. The Company estimated pretax savings of approximately $30,000 during 1998. During 1999, the Company estimates that it has realized planned pretax savings of approximately $70,000. The positive cash flow impact from this program has and will occur largely in the form of reduced outflows for payment of costs associated with the manufacture and sourcing of products.

Interest expense was $69,340 in 1999 compared to $36,111 during 1998 and $27,486 during 1997. The increase during the current year largely reflects the costs associated with funding the Company's 1998 acquisitions, the 1999 acquisition of Wizards and the Company's stock repurchase program, all partially offset by the availability of funds generated during 1999 and 1998. Due to additional debt incurred during 1999, interest expense in 2000 is expected to increase.

Other income of $15,616 in 1999 compares with $14,707 in 1998 and expense of $3,097 in 1997. While 1999 and 1998 were essentially flat, the change between 1998 and 1997 primarily reflects the larger benefits to Hasbro from its consolidated and unconsolidated operations in which it either is, or has, a minority partner, increased interest income and a decrease in foreign currency transactional losses.

Income tax expense as a percentage of pretax earnings in 1999 decreased to 31.0% from 32.0% and 34.0% in 1998 and 1997, respectively. The decrease in all periods reflects the downward trend of the tax on international earnings due to the reorganization of the Company's global business.

Liquidity and Capital Resources
-------------------------------
The Company continued to have a strong and liquid balance sheet with cash and cash equivalents of $280,159 at December 26, 1999. Cash and cash equivalents were $177,748 and $361,785 at December 27, 1998 and December 28, 1997,
respectively.

Hasbro generated approximately $392,000 of net cash from its operating activities in 1999, compared with approximately $127,000 in 1998 and $544,000 in 1997. The significant change between the 1999 and 1998 amounts results from a combination of factors. Included in the 1999 amount was $38,361 utilized by changes in operating assets and liabilities, compared with $267,231 utilized in 1998 and $273,344 provided in 1997. Full year accounts receivable for 1999 increased at a rate significantly below that of the increase in fourth quarter revenues. Reflecting the acquisition of Wizards made during the fourth quarter and growth in inventory levels in the International segment for 2000 product introduction, inventories increased over prior year levels. Prepaid and other current assets also increased from the prior year, in part due to the acquisition of Wizards and the increased spending on product development. Reflecting amounts due for the Wizards acquisition, the remaining unpaid amounts from the 1999 consolidation program and increased bonus accruals in high performing segments, accounts payable and accrued liabilities increased by 35% over prior year levels. Royalty advances made in connection with the STAR WARS license that apply to future years have been included in long-term assets.

During 1998, $267,231 was utilized by changes in operating assets and liabilities. With the $170,723 increase in fourth quarter revenues from the comparable period of 1997, most of which, under Hasbro's normal trading terms, became due after the end of the Company's fiscal year, accounts receivable increased. Inventories also increased, in part reflecting acquisitions made during the year, as did prepaid expenses and other current assets, largely reflecting higher advance royalty payments. Partially offsetting these utilizations of funds was a small increase in accounts payable and other accrued liabilities. During 1997, $273,344 was provided by changes in operating assets and liabilities. Contributing to this were reductions in accounts receivable, inventories and prepaid expenses and other current assets and an increase in trade payables and accrued liabilities, reflecting the unpaid portion of the costs associated with the Company's global integration and profit enhancement program.

Cash flows from investing activities were a net utilization of $429,092, $792,700 and $269,277 in 1999, 1998 and 1997, respectively. During 1999, the
Company expended approximately $107,000 on additions to its property, plant and equipment while during 1998 and 1997 it expended approximately $142,000 and $100,000, respectively. Of these amounts, 53% in 1999, 38% in 1998 and 51% in 1997 were for purchases of tools, dies and molds related to the Company's products. The 1998 additions also include the expenditures associated with the consolidation of its Spanish manufacturing and marketing operations into one facility. During the three years, depreciation and amortization of plant and equipment was $103,791, $96,991 and $112,817, respectively.

On September 30, 1999, the Company acquired the outstanding shares of Wizards, for an initial purchase price of $325,000, subject to additional payments based upon the closing balance sheet and future payments contingent upon achieving certain operating objectives. The total acquisition cost to date amounts to $412,769. The Company also made other smaller acquisitions and investments, none of which were significant. Hasbro made three major acquisitions during 1998, having an aggregate purchase price of $669,737. On April 1, 1998, it acquired substantially all of the business and operating assets of Tiger Electronics, Inc. and certain affiliates. On September 14, 1998, it acquired the outstanding shares of MicroProse through a cash tender offer of $6.00 for each outstanding share of MicroProse. On October 30, 1998, it acquired the outstanding shares of Galoob through a cash tender offer of $12.00 for each outstanding share of Galoob. During 1997, Hasbro acquired certain assets of OddzOn Products, Inc. and Cap Toys, Inc., wholly owned subsidiaries of Russ Berrie and Company, Inc., for $167,379.

As part of the traditional marketing strategies of the toy industry, many sales made early in the year are not due for payment until the fourth quarter or early in the first quarter of the subsequent year, thus making it necessary for the Company to borrow significant amounts pending these collections. During the year, the Company borrowed through the issuance of commercial paper and short-term lines of credit to fund its seasonal working capital requirements in excess of funds available from operations and the issuance of long-term debt. During 2000, the Company expects to fund these needs in a similar manner and believes that the funds available to it are adequate to meet its needs. At March 5, 2000, the Company's unused committed and uncommitted lines of credit, including revolving credit agreements for $350,000 (long-term) and $350,000 (short-term), were in excess of $1,300,000.

During 1999, net financing activities provided approximately $145,000 of funds to the Company, primarily through the use of short-term borrowings. Net financing activities during 1998 provided approximately $490,000, principally through the issuance of $100,000 of 5.60% notes due November 1, 2005, $150,000 of 6.15% notes due July 15, 2008 and $150,000 of 6.60% debentures due July 15, 2028. In 1997, net financing activities utilized approximately $125,000 of Hasbro's funds. During 1999, the Company also invested approximately $240,000 to repurchase its common stock in the open market. This compares with approximately $180,000 and $135,000 repurchased in the open market in 1998 and 1997, respectively.

During October 1997, the Company called its 6% Convertible Subordinated Notes Due 1998 for redemption. Substantially all of these notes were converted into approximately 11.4 million shares of Hasbro common stock.

On December 9, 1997, the Board of Directors (the Board) canceled all prior share repurchase authorizations and authorized the purchase of up to an additional $500,000 of the Company's common stock. At December 26, 1999, $72,008 remained under this authorization. In addition to the remaining amount under this repurchase authorization, on December 6, 1999 the Board authorized an additional common share repurchase program up to $500,000. The Company anticipates that it will continue to repurchase its shares in the future, when it deems conditions to be favorable (see discussion of the Dutch Auction Tender Offer below), and will fund such purchases from working capital or available lines of credit. The shares acquired under these programs are being used for corporate purposes including issuance upon the exercise of stock options and warrants.

Financial Risk Management
-------------------------
The Company is exposed to market risks attributable to fluctuations in foreign currency exchange rates primarily as a result of sourcing products in four currencies while marketing those products in more than thirty currencies. Results of operations will be affected primarily by changes in the value of the U.S. dollar, Hong Kong dollar, British pound, Euro and Mexican peso versus other currencies, principally in Europe and the United States.

To manage this exposure, as of December 26, 1999, Hasbro has hedged a portion of its estimated fiscal 2000 foreign currency transactions using a combination of forward foreign exchange contracts and purchased foreign currency options. The Company estimates that a hypothetical immediate 10% unfavorable movement in the currencies involved could result in an approximate $4.7 million decrease in the fair value of these instruments. The Company is also exposed to foreign currency risk with respect to its net cash and cash equivalents or short-term borrowing positions in other than the U.S. dollar. Hasbro believes, however, that the risk on this net exposure would not be material to its financial condition. In addition, the Company's revenues and costs have been and will likely continue to be affected by changes in foreign currency rates. The Company does not speculate in and other than set forth above, the Company does not hedge foreign currencies.

At December 26, 1999, the Company had fixed rate long-term debt of $420,654. Interest rate changes affect the fair value of this fixed rate debt but do not impact earnings or cash flows. The Company estimates that a hypothetical one percentage point decrease or increase in interest rates would increase or decrease the fair value of this debt by approximately $27,000 or $24,000, respectively.

The Economy and Inflation
-------------------------
The Company continued to experience difficult economic environments in some parts of the world during 1999. The principal market for the Company's products is the retail sector where certain customers have experienced economic difficulty. The Company closely monitors the creditworthiness of its customers and adjusts credit policies and limits as it deems appropriate.

The effect of inflation on the Company's operations during 1999 was not significant and the Company will continue its policy of monitoring costs and adjusting prices accordingly.

Year 2000
---------
During 1999, the Company concluded its efforts to address the Year 2000 issue. A planned global 'enterprise' system became operational at many of the Company's major units replacing a number of older non-compliant systems and modifications or replacements were made of other non-compliant systems. Readiness reviews were completed on customers, vendors and service providers. Contingency plans were expanded to include potential Year 2000 related failures. Excluding costs related to the enterprise system, the Company's out of pocket costs associated with becoming Year 2000 compliant were approximately $2,500. These costs were expensed as incurred, and the Company does not anticipate any additional material expenditure as a result of Year 2000 issues.

Based on operations since January 1, 2000, including the leap year date of February 29, 2000, the Company has not experienced any significant disruption or change, and does not expect any significant impact to its ongoing business as a result of the Year 2000 issue. Additionally, the Company is not aware of any significant Year 2000 issues or problems that have arisen for its significant customers, vendors or service providers. As there can be no assurance that the Company's efforts to achieve Year 2000 readiness have been completely successful or that customers, vendors and service providers will not experience Year 2000 related failures in the future, the Company will continue to monitor its exposure to Year 2000 issues and will leave its contingency plans in place in the event that any significant Year 2000 related issues arise.

Euro Conversion
---------------
Certain member countries of the European Union established fixed conversion rates between their existing currencies and the European Economic Monetary Union common currency, or Euro. While the Euro was introduced on January 1, 1999, member countries will continue to use their existing currencies through January 1, 2002, with the transition period for full conversion to the Euro ending June 30, 2002. Transition to the Euro creates certain issues for the Company with respect to upgrading information technology systems for 2002 full use requirements, reassessing currency risk, product pricing, amending business and financial contracts as well as processing tax and accounting records. The Company has and will continue to address these transition issues and does not expect the Euro to have a material effect on the results of operations or financial condition of the Company.

Forward-Looking Statements
--------------------------
This discussion contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be identified by the use of forward-looking words or phrases such as "anticipate," "believe," "expect," "intend," "may," "planned," "potential," "should," "will," and "would." These forward-looking statements are inherently subject to known and unknown risks and uncertainties. A variety of factors could cause actual results and experience to differ materially from the anticipated results or other expectations expressed in the forward-looking statements. These factors include, but are not limited to market conditions, third party actions or approvals and the impact of competition that could delay or increase the cost of implementation of our consolidation program or alter our actions and reduce actual results, and with respect to our on-line gaming site initiative, technical difficulties in adapting games to on-line format and establishing the on-line game site that could delay or increase the cost of the site becoming operational; the acceptance by customers of the games and other products and services to be offered at our on-line game site; and competition from other on-line game sites and other game playing formats as well as competition from other internet companies in recruiting and retaining talented employees. We undertake no obligation to revise the forward-looking statements contained in this discussion or to update the forward-looking statements to reflect events or circumstances occurring after the date of this discussion.

Other Information
-----------------
The Company's revenue pattern continues to show the second half of the year more significant to its overall business and within that half, the fourth quarter most prominent. The first half of 1999 represented a greater proportion of full year revenues than the first half of 1998, principally because of the May 19, 1999 theatrical release of STAR WARS: EPISODE 1: THE PHANTOM MENACE. The trend of retailers over the past few years has been to make a higher percentage of their purchases within or close to the fourth quarter holiday consumer selling season, which includes Christmas.

The Company is not aware of any material amounts of potential exposure relating to environmental matters and does not believe its compliance costs or liabilities to be material to its operating results or financial position.

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS 133). SFAS 133 was amended during 1999, requiring the Company to adopt SFAS 133 effective January 1, 2001. SFAS 133 will require that the Company record all derivatives, such as foreign exchange contracts, in the balance sheet at fair value. Changes in derivative fair values will either be recognized in earnings as an offset to the changes in the fair value of the related hedged assets, liabilities and firm commitments or, for forecasted transactions, deferred and recorded as a component of other shareholders' equity until the hedged transactions occur and are recognized in earnings. The ineffective portion of a hedging derivative's change in fair value will be immediately recognized in earnings. The impact of SFAS 133 on the Company's financial statements will depend on several factors, including interpretive guidance issued from the FASB, the extent of the Company's hedging activities and use of equity and other financial derivatives, the Company's ability to forecast foreign currency transactions compared to actual results and the effectiveness of the hedging instruments used. However, the Company does not believe adoption of SFAS 133 will have a material impact on either the Company's financial condition or its results of operations.

On February 25, 2000, the Company announced plans to repurchase up to 17.25 million shares of its common stock at a purchase price between $15.25 and $17.50 per share through a Modified Dutch Auction Tender Offer, commencing February 29 and expiring on March 27, 2000, unless extended by the Company. The Modified Dutch Auction tender procedure allows shareholders to select the price within the specified range at which each shareholder is willing to sell all or a portion of his or her shares to the Company. This repurchase will complete the repurchase authorization of 1997 and utilize part of the additional $500 million share repurchase authorization of December 1999.

On March 15, 2000 the Company issued $750 million of debt securities in the form of $550 million of notes at 7.95% due March 15, 2003 and $200 million notes at 8.50% due March 15, 2006. The Company intends to use the proceeds of these notes to pay down short term debt primarily incurred in connection with the acquisition of Wizards and the repurchase of shares of its common stock, including repurchases of shares under the Modified Dutch Auction Tender Offer.


FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
-------------------------------------------
See attached pages.




                        INDEPENDENT AUDITORS' REPORT


The Board of Directors and Shareholders
Hasbro, Inc.:


        We have audited the accompanying consolidated balance sheets of Hasbro, Inc. and subsidiaries as of December 26, 1999 and December 27, 1998 and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the fiscal years in the three-year period ended December 26, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hasbro, Inc. and subsidiaries as of December 26, 1999 and December 27, 1998 and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended December 26, 1999 in conformity with generally accepted accounting principles.




/s/ KPMG LLP



Providence, Rhode Island

February 7, 2000


                          HASBRO, INC. AND SUBSIDIARIES

                           Consolidated Balance Sheets
                     December 26, 1999 and December 27, 1998

                    (Thousands of Dollars Except Share Data)


                          Assets                         1999       1998
                          ------                         ----       ----

Current assets
  Cash and cash equivalents                          $  280,159    177,748
  Accounts receivable, less allowance for
   doubtful accounts of $65,000 in 1999
   and $64,400 in 1998                                1,084,118    958,826
  Inventories                                           408,571    334,801
  Prepaid expenses and other current assets             358,804    318,611
                                                      ---------  ---------
    Total current assets                              2,131,652  1,789,986

Property, plant and equipment, net                      318,825    330,355
                                                      ---------  ---------
Other assets
  Cost in excess of acquired net assets, less
   accumulated amortization of $193,947 in 1999
   and $152,008 in 1998                                 806,092    704,282
  Other intangibles, less accumulated amortization
   of $300,632 in 1999 and $192,268 in 1998             949,789    837,899
  Other                                                 256,990    131,323
                                                      ---------  ---------
    Total other assets                                2,012,871  1,673,504
                                                      ---------  ---------

    Total assets                                     $4,463,348  3,793,845
                                                      =========  =========


                          HASBRO, INC. AND SUBSIDIARIES

                      Consolidated Balance Sheets, Continued
                     December 26, 1999 and December 27, 1998

                     (Thousands of Dollars Except Share Data)


     Liabilities and Shareholders' Equity                1999       1998
     ------------------------------------                ----       ----

Current liabilities
  Short-term borrowings                              $  714,669    372,249
  Trade payables                                        284,772    209,119
  Accrued liabilities                                   983,280    729,605
  Income taxes                                           88,606     55,327
                                                      ---------  ---------
    Total current liabilities                         2,071,327  1,366,300

Long-term debt                                          420,654    407,180
Deferred liabilities                                     92,392     75,570
                                                      ---------  ---------
    Total liabilities                                 2,584,373  1,849,050
                                                      ---------  ---------
Shareholders' equity
  Preference stock of $2.50 par value.
   Authorized 5,000,000 shares; none issued                   -          -
  Common stock of $.50 par value.  Authorized
   300,000,000 shares; issued 209,694,630 shares
   in 1999 and 209,698,516 shares in 1998               104,847    104,849
  Additional paid-in capital                            468,329    521,316
  Retained earnings                                   1,764,110  1,621,799
  Accumulated other comprehensive earnings              (32,982)    (9,625)
  Treasury stock, at cost, 16,710,620 shares in
   1999 and 13,523,983 shares in 1998                  (425,329)  (293,544)
                                                      ---------  ---------
    Total shareholders' equity                        1,878,975  1,944,795
                                                      ---------  ---------

    Total liabilities and shareholders' equity       $4,463,348  3,793,845
                                                      =========  =========



See accompanying notes to consolidated financial statements.


                          HASBRO, INC. AND SUBSIDIARIES

                       Consolidated Statements of Earnings
                         Fiscal Years Ended in December

                    (Thousands of Dollars Except Share Data)


                                              1999       1998       1997
                                              ----       ----       ----

Net revenues                              $4,232,263  3,304,454  3,188,559
Cost of sales                              1,698,242  1,366,061  1,359,058
                                           ---------  ---------  ---------
      Gross profit                         2,534,021  1,938,393  1,829,501
                                           ---------  ---------  ---------
Expenses
  Amortization                               173,533     72,208     53,767
  Royalties, research and development        711,790    424,673    386,912
  Advertising                                456,978    440,692    411,574
  Selling, distribution and administration   799,919    655,938    617,140
  Restructuring charge                        64,232          -    125,000
  Acquired in-process research and
   development                                     -     20,000          -
                                           ---------  ---------  ---------
    Total expenses                         2,206,452  1,613,511  1,594,393
                                           ---------  ---------  ---------
      Operating profit                       327,569    324,882    235,108
                                           ---------  ---------  ---------
Nonoperating (income) expense
  Interest expense                            69,340     36,111     27,486
  Other (income) expense, net                (15,616)   (14,707)     3,097
                                           ---------  ---------  ---------
    Total nonoperating expense                53,724     21,404     30,583
                                           ---------  ---------  ---------
      Earnings before income taxes           273,845    303,478    204,525
Income taxes                                  84,892     97,113     69,539
                                           ---------  ---------  ---------
      Net earnings                        $  188,953    206,365    134,986
                                           =========  =========  =========

Per common share
  Net earnings
   Basic                                  $      .97       1.04        .70
                                           =========  =========  =========
   Diluted                                $      .93       1.00        .68
                                           =========  =========  =========
  Cash dividends declared                 $      .24        .21        .21
                                           =========  =========  =========

See accompanying notes to consolidated financial statements.

                          HASBRO, INC. AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows
                          Fiscal Years Ended in December

                              (Thousands of Dollars)


                                              1999       1998       1997
                                              ----       ----       ----

Cash flows from operating activities
  Net earnings                              $188,953    206,365    134,986
  Adjustments to reconcile net earnings
   to net cash provided by operating
   activities:
    Depreciation and amortization of plant
     and equipment                           103,791     96,991    112,817
    Other amortization                       173,533     72,208     53,767
    Deferred income taxes                    (38,675)     1,679    (40,555)
    Acquired in-process research and
     development                                   -     20,000          -
  Change in operating assets and liabilities
   (other than cash and cash equivalents):
    (Increase) decrease in accounts
     receivable                              (11,248)  (126,842)    11,920
    (Increase) decrease in inventories       (44,212)   (44,606)    40,739
    (Increase) decrease in prepaid expenses
     and other current assets                (26,527)  (113,451)    20,326
    Long-term royalty advance               (150,000)         -          -
    Increase in trade payables
     and other current liabilities           193,626     17,668    200,359
  Other                                        2,271     (3,425)     9,482
                                             -------    -------    -------
      Net cash provided by operating
       activities                            391,512    126,587    543,841
                                             -------    -------    -------

Cash flows from investing activities
  Additions to property, plant and
   equipment                                (107,468)  (141,950)   (99,356)
  Investments and acquisitions, net of
   cash acquired                            (352,417)  (667,736)  (172,116)
  Other                                       30,793     16,986      2,195
                                             -------    -------    -------
      Net cash utilized by investing
       activities                           (429,092)  (792,700)  (269,277)
                                             -------    -------    -------


                          HASBRO, INC. AND SUBSIDIARIES

                 Consolidated Statements of Cash Flows, Continued
                          Fiscal Years Ended in December

                              (Thousands of Dollars)


                                              1999       1998       1997
                                              ----       ----       ----

Cash flows from financing activities
  Proceeds from borrowings with original
   maturities of more than three months      460,333    407,377    295,132
  Repayments of borrowings with original
   maturities of more than three months     (308,128)   (24,925)  (304,927)
  Net proceeds of other short-term
   borrowings                                226,103    271,895     21,599
  Purchase of common stock                  (237,532)  (178,917)  (134,880)
  Stock option and warrant transactions       50,358     58,493     37,258
  Dividends paid                             (45,526)   (42,277)   (39,694)
                                             -------    -------    -------
      Net cash provided (utilized) by
       financing activities                  145,608    491,646   (125,512)
                                             -------    -------    -------

Effect of exchange rate changes on cash       (5,617)    (9,570)    (6,238)
                                             -------    -------    -------
      Increase (decrease) in cash
       and cash equivalents                  102,411   (184,037)   142,814
Cash and cash equivalents at beginning
 of year                                     177,748    361,785    218,971
                                             -------    -------    -------
      Cash and cash equivalents at end
       of year                              $280,159    177,748    361,785
                                             =======    =======    =======

Supplemental information
  Cash paid during the year for
    Interest                                $ 64,861     25,135     23,480
                                             =======    =======    =======
    Income taxes                            $108,342    128,436    135,446
                                             =======    =======    =======

  Non-cash financing activities
    6% Convertible Subordinated Notes Due
     1998, converted into common stock      $      -          -    149,354
                                             =======    =======    =======

See accompanying notes to consolidated financial statements.

                                         HASBRO, INC. AND SUBSIDIARIES

                                Consolidated Statements of Shareholders' Equity

                                             (Thousands of Dollars)
                                                                     Accumulated
                                              Additional                Other                  Total
                                    Common     Paid-in    Retained  Comprehensive  Treasury Shareholders'
                                     Stock     Capital    Earnings     Earnings      Stock     Equity
                                  ---------   ---------   ---------   ---------   ---------   ---------
 Balance, December 29, 1996     $    66,080     282,922   1,364,285      19,993     (81,234)  1,652,046
   Three-for-two stock split         33,039     (33,039)          -           -           -           -
                                  ---------   ---------   ---------   ---------   ---------   ---------
 Balance, December 29, 1996,
  as restated for stock split        99,119     249,883   1,364,285      19,993     (81,234)  1,652,046
   Net earnings                           -           -     134,986           -           -     134,986
   Other comprehensive earnings           -           -           -     (23,896)          -     (23,896)
     Comprehensive earnings                                                                     111,090
   Purchase of treasury stock             -           -           -           -    (134,880)   (134,880)
   Stock option and warrant
    transactions                          -      57,378           -           -      41,287      98,665
   Dividends declared                     -           -     (41,783)          -           -     (41,783)
   Conversion of 6% debt              5,730     147,354           -           -           -     153,084
   Other                                  -        (117)          7           -           5        (105)
                                  ---------   ---------   ---------   ---------   ---------   ---------
 Balance, December 28, 1997         104,849     454,498   1,457,495      (3,903)   (174,822)  1,838,117
   Net earnings                           -           -     206,365           -           -     206,365
   Other comprehensive earnings           -           -           -      (5,722)          -      (5,722)
     Comprehensive earnings                                                                     200,643
   Purchase of treasury stock             -           -           -           -    (178,917)   (178,917)
   Stock option and warrant
    transactions                          -      66,818           -           -      60,195     127,013
   Dividends declared                     -           -     (42,061)          -           -     (42,061)
                                  ---------   ---------   ---------   ---------   ---------   ---------
 Balance, December 27, 1998      $  104,849     521,316   1,621,799      (9,625)   (293,544)  1,944,795
                                  =========   =========   =========   =========   =========   =========

                                         HASBRO, INC. AND SUBSIDIARIES

                          Consolidated Statements of Shareholders' Equity, continued

                                             (Thousands of Dollars)
                                                                     Accumulated
                                              Additional                Other                  Total
                                    Common     Paid-in    Retained  Comprehensive  Treasury Shareholders'
                                     Stock     Capital    Earnings     Earnings      Stock     Equity
                                  ---------   ---------   ---------   ---------   ---------   ---------
 Balance, December 27, 1998      $  104,849     521,316   1,621,799      (9,625)   (293,544)  1,944,795
   Net earnings                           -           -     188,953           -           -     188,953
   Other comprehensive earnings           -           -           -     (23,357)          -     (23,357)
     Comprehensive earnings                                                                     165,596
   Purchase of treasury stock             -           -           -           -    (237,532)   (237,532)
   Stock option and warrant
    transactions                          -     (52,892)          -           -     105,747      52,855
   Dividends declared                     -           -     (46,642)          -           -     (46,642)
   Other                                 (2)        (95)          -           -           -         (97)
                                  ---------   ---------   ---------   ---------   ---------   ---------
 Balance, December 26, 1999      $  104,847     468,329   1,764,110     (32,982)   (425,329)  1,878,975
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

      Fiscal Year
      -----------
Hasbro's fiscal years end on the last Sunday in December. Each of the reported three fiscal years are fifty-two week periods.

      Cash and Cash Equivalents
      -------------------------
Cash and cash equivalents include all cash balances and highly liquid investments purchased with a maturity to the Company of three months or less.

      Inventories
      -----------
Inventories are valued at the lower of cost (first-in, first-out) or market.

      Long-Lived Assets
      -----------------
The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. Recoverability is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets were considered to be impaired, the impairment to be recognized would be measured by the amount by which the carrying value of the assets exceed their fair value. Fair value is determined based on discounted cash flows or appraised values, depending on the nature of the asset. Assets to be disposed of are carried at the lower of the carrying amount or their fair value less disposal costs.


        Cost in Excess of Net Assets Acquired and Other Intangibles
        -----------------------------------------------------------
Approximately 45% of Hasbro's goodwill results from the 1984 acquisition of Milton Bradley Company (Milton Bradley), including its Playskool and international units, and the 1991 acquisition of Tonka Corporation (Tonka), including its Kenner, Parker Brothers and international units. Approximately 29% results from the Company's 1998 acquisitions of Tiger Electronics, Inc., MicroProse, Inc. and Galoob Toys, Inc. An additional approximate 15% results from the Company's 1999 acquisition of Wizards of the Coast, Inc. Goodwill is being amortized on the straight-line basis over lives ranging from seven to forty years.

Substantially all of the other intangibles consist of the cost of acquired product rights. In establishing the value of such rights, the Company considers, but does not individually value, existing copyrights, trademarks, patents, license agreements and other product-related rights. Approximately 61% of these other intangibles relate to rights acquired in the acquisitions noted above. These rights, which were valued at their acquisition date based on the anticipated future cash flows from the underlying product lines, are being amortized over three to twenty-five years using the straight-line method. An additional approximate 12% of these other intangibles relate to rights acquired from a major motion picture studio and are being amortized over the contract life, in proportion to projected sales of the licensed products during the same period.

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

      Revenue Recognition
      -------------------
Revenue from product sales is recognized upon shipment to customers. Provisions for discounts, rebates and returns are made when the related revenues are recognized.

      Research and Development
      ------------------------
Research and product development costs for 1999, 1998 and 1997 were $254,599, $184,962 and $154,710, respectively.

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

      Comprehensive Income
      --------------------
Comprehensive income is comprised primarily of gains and losses on the translation of foreign currency financial statements and also includes unrealized gains and losses on certain investment securities, net of tax. The related tax (benefit) expense of other comprehensive income items was $(3,187), $(1,684) and $1,005 for the years 1999, 1998 and 1997, respectively. Reclassification adjustments were not material for all years presented.

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

A reconciliation of earnings per share for the three fiscal years ended December 26, 1999 is as follows:

                                1999             1998             1997
                          ---------------  ---------------  ---------------
                           Basic  Diluted   Basic  Diluted   Basic  Diluted
                          ------- -------  ------- -------  ------- -------
      Net earnings       $188,953 188,953  206,365 206,365  134,986 134,986
      Effect of dilutive
       securities:
        6% Convertible
         Notes due 1998         -       -        -       -        -   4,782
                          ------- -------  ------- -------  ------- -------
      Adjusted net
       earnings          $188,953 188,953  206,365 206,365  134,986 139,768
                          ======= =======  ======= =======  ======= =======

      Average shares
       outstanding (in
       thousands)         194,917 194,917  197,927 197,927  193,089 193,089
      Effect of dilutive
       securities:
        6% Convertible
         Notes due 1998         -       -        -       -        -   9,428
        Options and
         warrants               -   7,186        -   7,493        -   3,836
                          ------- -------  ------- -------  ------- -------
      Equivalent shares   194,917 202,103  197,927 205,420  193,089 206,353
                          ======= =======  ======= =======  ======= =======

      Earnings per share $    .97     .93     1.04    1.00      .70     .68
                          ======= =======  ======= =======  ======= =======


 (2) Acquisitions
     ------------

On September 30, 1999, Hasbro acquired Wizards of the Coast, Inc. for an initial purchase price of $325,000 subject to additional payments based upon the closing balance sheet and future payments contingent upon achieving certain operating objectives. The total acquisition cost to date amounts to $412,769 and has been accounted for using the purchase method. Based upon estimates of fair market value, $77,039 has been allocated to net tangible assets, $214,700 has been allocated to property and related rights and $121,030 to goodwill.

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

These three acquisitions were accounted for using the purchase method, and accordingly, the net assets acquired have been recorded at their fair value and the results of their operations included from the dates of acquisition. Based on fair market value, $86,926 has been allocated to net tangible assets, $301,100 to product rights, $261,711 to goodwill and $20,000 to acquired in-process research and development. The appraised fair value of this acquired in-process research and development (interactive game software projects under development at the date of acquisition) was determined using the discounted cash flow approach, considered the percentage of completion at the date of acquisition and was expensed at acquisition.

On a pro forma basis, reflecting the acquisitions described above as if they had taken place at the beginning of each period and after giving effect to adjustments recording the acquisitions, and excluding the charge for in-process research and development, unaudited net revenues, net earnings and basic and diluted earnings per share for the year ended December 26, 1999 would have been $4,630,368, $270,386, $1.39 and $1.34, respectively, and for the year ended December 27, 1998 would have been $3,685,696, $143,205, $.72 and $.70, respectively. These pro forma results are not indicative of either future performance or actual results which would have occurred had the acquisitions taken place at the beginning of the respective periods.


 (3) Inventories
     -----------
                                                         1999       1998
                                                         ----       ----
      Finished products                                $348,058    283,160
      Work in process                                    13,470     12,698
      Raw materials                                      47,043     38,943
                                                        -------    -------
                                                       $408,571    334,801
                                                        =======    =======

 (4) Property, Plant and Equipment
     -----------------------------
                                                         1999       1998
                                                         ----       ----
      Land and improvements                            $ 16,323     14,748
      Buildings and improvements                        199,713    197,295
      Machinery and equipment                           355,958    295,810
                                                        -------    -------
                                                        571,994    507,853
      Less accumulated depreciation                     298,766    227,820
                                                        -------    -------
                                                        273,228    280,033
      Tools, dies and molds, net of
       amortization                                      45,597     50,322
                                                        -------    -------
                                                       $318,825    330,355
                                                        =======    =======

Expenditures for maintenance and repairs which do not materially extend the life of the assets are charged to operations.

 (5) Short-Term Borrowings
     ---------------------
Hasbro has available unsecured committed and uncommitted lines of credit from various banks approximating $760,000 and $645,000, respectively. Substantially all of the short-term borrowings outstanding at the end of 1999 and 1998 represent borrowings made under, or supported by, these lines of credit and the weighted average interest rates of the outstanding borrowings were 6.4% and 6.0%, respectively. Hasbro's working capital needs were fulfilled by borrowing under these lines of credit and through the issuance of commercial paper, both of which were on terms and at interest rates generally extended to companies of comparable creditworthiness. The committed lines include $350,000 and $350,000 available under long-term and short-term revolving credit agreements, respectively. These agreements contain certain restrictive covenants with which the Company is in compliance. Compensating balances and facility fees were not material.


 (6) Accrued Liabilities
     -------------------
                                                         1999       1998
                                                         ----       ----
      Royalties                                        $178,211    116,603
      Advertising                                       140,129    172,621
      Payroll and management incentives                 114,852     54,622
      Other                                             550,088    385,759
                                                        -------    -------
                                                       $983,280    729,605
                                                        =======    =======

 (7) Long-Term Debt
     --------------
1999       1998
                                                         ----       ----
      5.60% Notes Due 2005                             $100,000    100,000
      6.15% Notes Due 2008                              150,000    150,000
      6.60% Debentures Due 2028                         150,000    150,000
      Other                                              20,654      7,180
                                                        -------    -------
                                                       $420,654    407,180
                                                        =======    =======

Current installments of $4,142 in 1999 and $260 in 1998 are aggregated with short-term borrowings. The maturities of long-term debt in 2001 and in the succeeding three years are $2,007, $1,041, $1,076 and $1,112.

 (8) Income Taxes
     ------------
Income taxes attributable to earnings before income taxes are:

                                              1999       1998       1997
                                              ----       ----       ----
      Current
        United States                       $ 77,512     40,256     62,042
        State and local                        5,566      5,226      8,296
        International                         40,489     49,952     39,756
                                             -------    -------    -------
                                             123,567     95,434    110,094
                                             -------    -------    -------
      Deferred
        United States                        (40,131)    (6,458)   (31,533)
        State and local                       (3,440)      (554)    (2,793)
        International                          4,896      8,691     (6,229)
                                             -------    -------    -------
                                             (38,675)     1,679    (40,555)
                                             -------    -------    -------
                                            $ 84,892     97,113     69,539
                                             =======    =======    =======

Certain tax benefits are not reflected in income taxes in the statements of earnings. Such benefits of $16,735 in 1999, $14,377 in 1998 and $4,036 in 1997, relate primarily to stock options.

A reconciliation of the statutory United States federal income tax rate to Hasbro's effective income tax rate is as follows:

                                              1999       1998       1997
                                              ----       ----       ----
      Statutory income tax rate               35.0%      35.0%      35.0%
      State and local income taxes, net         .5        1.0        1.7
      Goodwill amortization                    3.3        1.8        2.4
      Tax on international earnings           (7.9)      (5.4)      (4.9)
      Other, net                                .1        (.4)       (.2)
                                              ----       ----       ----
                                              31.0%      32.0%      34.0%
                                              ====       ====       ====

The components of earnings before income taxes, determined by tax jurisdiction, are as follows:

                                              1999       1998       1997
                                              ----       ----       ----
      United States                         $ 79,519    123,969    157,987
      International                          194,326    179,509     46,538
                                             -------    -------    -------
                                            $273,845    303,478    204,525
                                             =======    =======    =======

The components of deferred income tax expense arise from various temporary differences and relate to items included in the statements of earnings.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 26, 1999 and December 27, 1998 are:

                                                         1999       1998
                                                         ----       ----
      Deferred tax assets:
        Accounts receivable                            $ 36,696     27,556
        Inventories                                      26,205     14,718
        Net operating loss carryovers                    28,930     31,608
        Operating expenses                               39,512     44,491
        Postretirement benefits                          12,243     12,269
        Other                                            99,143     74,955
                                                        -------    -------
          Gross deferred tax assets                     242,729    205,597
        Valuation allowance                             (15,146)   (13,261)
                                                        -------    -------
          Net deferred tax assets                       227,583    192,336
                                                        -------    -------
      Deferred tax liabilities                          100,820     46,174
                                                        -------    -------
      Net deferred income taxes                        $126,763    146,162
                                                        =======    =======

Hasbro has a valuation allowance for deferred tax assets at December 26, 1999 of $15,146, which is an increase of $1,885 from the $13,261 at December 27, 1998. The allowance pertains to United States and international operating loss carryforwards, some of which have no expiration and others that would expire beginning in 2002. If fully realized, $9,672 will reduce goodwill and the balance will reduce future income tax expense. Deferred tax liabilities relate primarily to property rights.

Based on Hasbro's history of taxable income and the anticipation of sufficient taxable income in years when the temporary differences are expected to become tax deductions, it believes that it will realize the benefit of the deferred tax assets, net of the existing valuation allowance.

Deferred income taxes of $115,646 and $100,332 at the end of 1999 and 1998, respectively, are included as a component of prepaid expenses and other current assets, and $19,592 and $53,331, respectively, are included as a component of other assets. At the same dates, deferred income taxes of $1,236 and $491, respectively, are included as a component of accrued liabilities, and $7,239 and $7,010, respectively, are included as a component of deferred liabilities.

The cumulative amount of undistributed earnings of Hasbro's international subsidiaries held for reinvestment is approximately $347,000 at December 26, 1999. In the event that all international undistributed earnings were remitted to the United States, the amount of incremental taxes would be approximately $48,000.

 (9) Capital Stock
     -------------
      Preference Share Purchase Rights
      --------------------------------
Hasbro maintains a Preference Share Purchase Rights plan (the Rights
Plan). Under the terms of the Rights Plan, each share of common stock is accompanied by a Preference Share Purchase Right. Each Right is only exercisable under certain circumstances and, until exercisable, the Rights are not transferable apart from Hasbro's common stock. When exercisable, each Right will entitle its holder to purchase until June 30, 2009, in certain merger or other business combination or recapitalization transactions, at the Right's then current exercise price, a number of the acquiring company's or Hasbro's, as the case may be, common shares having a market value at that time of twice the Right's exercise price. Under certain circumstances, the Company may substitute cash, other assets, equity securities or debt securities for the common stock. At the option of the Board of Directors of Hasbro (the Board), the rightholder may, under certain circumstances, receive shares of Hasbro's stock in exchange for Rights.

Prior to the acquisition by the person or group of beneficial ownership of a certain percentage of Hasbro's common stock, the Rights are redeemable for $.01 per Right. The Rights Plan contains certain exceptions with respect to the Hassenfeld family and related entities.

      Common Stock
      ------------
On December 9, 1997, the Board canceled all prior share repurchase authorizations and authorized the purchase of up to an additional $500,000 of the Company's common stock. At December 26, 1999, $72,008 remained under this authorization. In addition to the remaining amount under this repurchase authorization, on December 6, 1999, the Board authorized an additional common share repurchase program up to $500,000.

On February 19, 1999, the Board declared a three-for-two stock split, payable in the form of a 50% stock dividend, on March 15, 1999 to shareholders of record on March 1, 1999. All earnings per common share amounts, references to common stock and shareholders' equity amounts have been restated as if the stock split had occurred as of the earliest period presented.

(10) Stock Options and Warrants
     --------------------------
Hasbro has various stock option plans for employees as well as a plan for non-employee members of the Board (collectively, the plans) and has reserved 31,771,373 shares of its common stock for issuance upon exercise of options granted or to be granted under the plans. These options generally vest in equal annual amounts over three to five years. The plans provide that options be granted at exercise prices not less than market value on the date the option is granted and options are adjusted for such changes as stock splits and stock dividends. No options are exercisable for periods of more than ten years after date of grant. Certain of the plans permit the granting of awards in the form of stock options, stock appreciation rights, stock awards and cash awards. At December 26, 1999,awards made under these plans have been in the form of stock options.

As permitted by Statement of Financial Accounting Standards No. 123 (SFAS
123), Hasbro continues to apply Accounting Principles Board Opinion No. 25 (APB 25) in accounting for the plans under which no compensation cost is recognized. Had compensation expense been recorded under the provisions of SFAS 123, the impact on the Company's net earnings and earnings per share would have been:

                                              1999       1998       1997
                                              ----       ----       ----
      Reported net earnings                 $188,953    206,365    134,986
      Pro forma compensation expense,
       net of tax                            (18,335)   (10,339)    (5,880)
                                             -------    -------    -------
      Pro forma net earnings                $170,618    196,026    129,106
                                             =======    =======    =======

      Pro forma earnings per share
        Basic                               $    .88        .99        .67
        Diluted                             $    .84        .95        .65
                                             =======    =======    =======

The weighted average fair value of options granted in 1999, 1998 and 1997 were $12.13, $8.66 and $5.76, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1999, 1998 and 1997, respectively: risk-free interest rates of 5.60%, 5.70% and 6.20%; expected dividend yields of 0.78%, 0.85% and 1.12% and expected volatility of approximately 34%, 26% and 21%, and expected lives of approximately 6 years.

Additionally, the Company has reserved 16,762,500 shares of its common stock for issuance upon exercise of outstanding warrants. During 1999, 5,737,500 warrants were exercised at an exercise price of $14.00. During 1998, warrants to purchase 6,000,000 shares at an exercise price of $23.3333 per share were issued in connection with the acquisition of certain rights. The fair value of these warrants was $11.42 each on the date of grant.

Information with respect to options and warrants, in thousands of shares, for the three years ended December 26, 1999 is as follows:

                                              1999       1998       1997
                                              ----       ----       ----
        Number of shares:
        Outstanding at beginning of year      36,361     31,424     20,452
          Granted                              7,168      8,639     14,191
          Exercised                           (8,313)    (3,468)    (2,651)
          Expired or canceled                 (1,440)      (234)      (568)
                                              ------     ------     ------
        Outstanding at end of year            33,776     36,361     31,424
                                              ======     ======     ======
        Exercisable at end of year            23,456     11,673     11,090
                                              ======     ======     ======
        Weighted average exercise price:
          Granted                            $ 31.32      23.86      18.77
          Exercised                          $ 14.51      13.34      12.30
          Expired or canceled                $ 27.43      18.75      15.80
          Outstanding at end of year         $ 21.46      18.17      16.08
          Exercisable at end of year         $ 19.09      14.43      13.46
                                              ======     ======     ======

Information, in thousands of shares, with respect to the 33,776 options and warrants outstanding and the 23,456 exercisable at December 26, 1999, is as follows:

                                                      Weighted
                                                      Average      Weighted
                                                      Remaining    Average
      Range of                                        Contractual  Exercise
      Exercise Prices                        Shares   Life         Price
      ---------------                        -------  ----------   -------
      Outstanding
        $ 4.56-$13.86                          1,531   3.1 years    $10.67
        $14.00-$16.64                          4,924   4.3 years    $15.25
        $18.67-$23.27                         13,347   8.8 years    $18.93
        $23.33-$36.27                         13,974   9.6 years    $27.25
                                              ======                 =====
      Exercisable
        $ 4.56-$13.86                          1,531                $10.67
        $14.00-$16.64                          3,719                $15.57
        $18.67-$23.27                         11,379                $18.72
        $23.33-$36.27                          6,827                $23.52
                                              ======                 =====

(11) Pension, Postretirement and Postemployment Benefits
     ---------------------------------------------------
      Pension and Postretirement Benefits
      -----------------------------------
Hasbro's net pension and profit sharing cost for 1999, 1998 and 1997 was approximately $12,600, $12,900 and $13,400, respectively.

       United States Plans
       -------------------
Substantially all United States employees are covered under at least one of several non-contributory defined benefit pension plans maintained by the Company. Benefits under the two major plans, principally covering non-union employees, are based primarily on salary and years of service. One of these plans is funded. Benefits under the remaining plans are based primarily on fixed amounts for specified years of service. One of these plans is also funded. At December 26, 1999, the two funded plans have plan assets of $242,889 and accumulated benefit obligations of $137,828. The unfunded plans have accumulated benefit obligations of $16,878.

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

                                           Pension        Postretirement
                                       ---------------    ---------------
                                        1999     1998      1999     1998
                                        ----     ----      ----     ----
      Change in projected benefit
      ---------------------------
       obligation
       ----------
      Projected benefit obligation
       at beginning of year          $ 207,063  184,589  $ 28,428   28,885
      Service cost                       9,356    9,362       227      224
      Interest cost                     13,670   12,798     1,775    1,893
      Plan amendments                   (2,298)       -         -        -
      Actuarial (gain) loss            (32,438)   6,468    (3,263)    (271)
      Benefits paid                     (6,305)  (5,539)   (2,484)  (2,303)
      Expenses paid                       (730)    (615)        -        -
                                       -------  -------   -------  -------
      Projected benefit obligation
       at end of year                $ 188,318  207,063  $ 24,683   28,428
                                       =======  =======   =======  =======

      Change in plan assets
      ---------------------
      Fair value of plan assets at
       beginning of year             $ 219,410  196,634  $      -        -
      Actual return on plan assets      30,061   28,522         -        -
      Employer contribution                453      408         -        -
      Benefits paid                     (6,305)  (5,539)        -        -
      Expenses paid                       (730)    (615)        -        -
                                       -------  -------   -------  -------
      Fair value of plan assets at
       end of year                   $ 242,889  219,410  $      -        -
                                       =======  =======   =======  =======

      Funded status                   $ 54,571   12,347  $(24,683) (28,428)
      Unrecognized net (gain) loss     (80,496) (39,402)     (406)   2,885
      Unrecognized prior service cost    5,836    9,268         -        -
                                       -------  -------   -------  -------
      Accrued benefit cost            $(20,089) (17,787) $(25,089) (25,543)
                                       =======  =======   =======  =======

The assets of the funded plans are managed by investment advisors and consist primarily of pooled indexed and actively managed bond and stock funds. For measuring the expected pension accumulated benefit obligation, assumed discount rates of 7.75%, 6.75% and 7.00% were used for 1999, 1998 and 1997, respectively; assumed long-term rates of compensation increase of 4.50% in 1999 and 1998 and 5.00% in 1997, and an assumed long-term rate of return on plan assets of 9.00% in all years.

For measuring the expected postretirement benefit obligation, an 7.25%, 7.50% and 8.00% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1999, 1998 and 1997, respectively. The 1999 and 1998 rates were further assumed to decrease gradually to 4.50% in 2012, while the 1997 rate was assumed to decrease to 5.00% over this same period. All were assumed to remain constant after 2012. The discount rates used in the pension calculation were also used for the postretirement calculation.

                                              1999       1998       1997
                                              ----       ----       ----
      Components of net periodic cost
      -------------------------------
      Pension
      -------
      Service cost                           $ 9,356      9,362      8,022
      Interest cost                           13,670     12,798     11,451
      Expected return on assets              (19,484)   (17,465)   (14,517)
      Net amortization and deferrals            (786)      (448)      (465)
                                             -------    -------    -------
      Net periodic benefit cost              $ 2,756      4,247      4,491
                                             =======    =======    =======
      Postretirement
      --------------
      Service cost                           $   227        224        205
      Interest cost                            1,775      1,893      2,039
      Net amortization and deferrals              27         57         22
                                             -------    -------    -------
      Net periodic benefit cost              $ 2,029      2,174      2,266
                                             =======    =======    =======

If the health care cost trend rate were increased one percentage point in each year, the accumulated postretirement benefit obligation at December 26, 1999 and the aggregate of the benefits earned during the period and the interest cost would have each increased by approximately 10%.

Hasbro also has a profit sharing plan covering substantially all of its United States non-union employees. The plan provides for an annual discretionary contribution by the Company which for 1999, 1998 and 1997 was approximately $4,900, $5,000 and $5,100, respectively.

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

(12) Leases
     ------
Hasbro occupies certain manufacturing facilities and sales offices and uses certain equipment under various operating lease arrangements. The rent expense under such arrangements, net of sublease income which is not material, for 1999, 1998 and 1997 amounted to $56,072, $50,932 and
$48,090, respectively.

Minimum rentals, net of minimum sublease income which is not material, under long-term operating leases for the five years subsequent to 1999 and in the aggregate are as follows:

      2000                                                        $ 40,084
      2001                                                          33,976
      2002                                                          26,274
      2003                                                          22,834
      2004                                                          20,451
      Later years                                                  107,623
                                                                   -------
                                                                  $251,242
                                                                   =======

All leases expire prior to 2015. Real estate taxes, insurance and maintenance expenses are generally obligations of the Company. It is expected that in the normal course of business, leases that expire will be renewed or replaced by leases on other properties; thus, it is anticipated that future minimum lease commitments will not be less than the amounts shown for 1999.

In addition, Hasbro leases certain facilities which, as a result of restructurings, are no longer in use. Future costs relating to such facilities were included as a component of the restructuring charge and are not included in the table above.

(13) Consolidation Program and Restructuring Charge
     ----------------------------------------------
On December 7, 1999, the Company announced a program to further consolidate manufacturing and sourcing activities and product lines, as well as streamline and further regionalize marketing, sales and research and development activities worldwide. Costs associated with this consolidation program amounted to $141,575, and were recorded in the fourth quarter as follows:

Restructuring charge                                         $  64,232
                                                              --------
Other operating expenses:
Cost of sales                                                    8,740
Amortization                                                    38,449
Royalties, research and development                             26,292
Advertising                                                      3,862
                                                              --------
                                                                77,343
                                                              --------
Total consolidation program costs                            $ 141,575
                                                              ========

The significant components of the restructuring plan include the closing of two factories in Mexico and the United Kingdom, reducing capacity at the remaining three factories, shifting production to third party manufacturers in the Far East and further consolidation and regionalization of the International marketing and sales structure. This plan anticipates the redundancy of approximately 2,200 employees, including 1,800 in manufacturing and sourcing activities and 400 worldwide in research and product development, marketing, sales and administration. The restructuring charge of $64,232 represents approximately $38,700 of cash charges for severance benefits which will be disbursed over the employee's entitlement period, $14,300 of cash charges for lease and facility closing costs to be expended over the contractual lease term and closing process and non-cash charges of $11,200 for fixed asset write-offs, arising primarily in the manufacturing area. Of the cash amount, approximately $4,700 has been paid for severance benefits relating to 193 employees terminated as of December 26, 1999. Non-cash charges relating to fixed asset write-offs have been credited to the respective line items on the balance sheet. The remaining amount of approximately $48,000 is included in accrued liabilities. The restructuring plan is expected to be completed in fiscal 2000.

The components of the consolidation program included in other operating expenses represent costs associated with exiting certain product lines and reevaluating other product lines resulting in reduced expectations. The product lines being exited were not, either individually or in the aggregate, material to the Company's revenues or operating results. Approximately $12,000 represents cash charges which will be incurred on contractual royalty, product development and advertising commitments associated with the discontinued product lines. Non-cash charges of approximately $65,000 relate to asset write-offs and write-downs of underutilized assets. This includes impairment of intangible assets arising from the decision to discontinue or significantly reduce product line offerings. The resulting sum of undiscounted future cash flows of these assets was not sufficient to cover the carrying amount of the assets, and as such, they were written down to their fair market value. Items relating to property rights and licenses, goodwill, inventory, prepaid and other current assets have been credited to the respective asset in the balance sheet.

Late in the fourth quarter of 1997, the Company announced a global integration and profit enhancement program which anticipated the redundancy of approximately 2,500 employees, principally in manufacturing, and provided for actions in three principal areas: a continued consolidation of the Company's manufacturing operations; the streamlining of marketing and sales, while exiting from certain underperforming markets and product lines; and the further leveraging of overheads. Of the $140,000 estimated costs related to these actions, $125,000 was reported as a restructuring charge and $15,000 was reflected in cost of sales. Of the restructuring amount, approximately $54,000 related to severance and people costs, $52,000 to property, plant and equipment and leases and $19,000 to product line related costs. During 1998, the employment of all employees planned for redundancy was terminated. This program has been completed.

(14) Financial Instruments
     ---------------------
Hasbro's financial instruments include cash and cash equivalents, accounts receivable, short- and long-term borrowings, accounts payable and accrued liabilities. At December 26, 1999, the carrying cost of these instruments approximated their fair value. Its financial instruments also include foreign currency forwards and options. At December 26, 1999, the carrying value of these instruments approximated their fair value based on quoted or publicly available market information.

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

The Company had the equivalent of approximately $85,000 and $130,000 of foreign currency forwards outstanding at December 26, 1999 and December 27, 1998, respectively, and approximately $132,000 of foreign currency options outstanding at December 26, 1999. Gains and losses deferred under hedge accounting provisions are subsequently included in the measurement of the related foreign currency transaction. Gains and losses on contracts not meeting hedge accounting provisions are included currently in earnings. The aggregate amount of gains and losses resulting from all foreign currency transactions was not material.

 (15) Commitments and Contingencies
     -----------------------------
Hasbro had unused open letters of credit of approximately $15,000 and $20,000 at December 26, 1999 and December 27, 1998, respectively.

The Company routinely enters into license agreements with inventors, designers and others for the use of intellectual properties in its products. Certain of these agreements contain provisions for the payment of guaranteed or minimum royalty amounts. Under terms of currently existing agreements, in certain circumstances the Company may become liable for remaining guaranteed minimum royalties of up to $665,000 between 2000 and 2007. Of this amount, approximately $233,000 has been paid. Approximately $83,000 is included in the $111,523 of prepaid royalties which are a component of prepaid expenses and other current assets in the balance sheet. Included in other assets is $150,000 representing the long-term portion of the amount paid in 1999. Of the remaining unpaid minimum guaranty, Hasbro may be required to pay amounts as follows:

                       2000           $   88,000
                       2001               84,000
                       2002              130,000
                       2003                6,000
                       2004                2,000
                       2005              122,000
                                         -------
                                      $  432,000
                                         =======

Such payments are related to royalties which are expected to be incurred on anticipated revenues in the years 2000 through 2007.

Hasbro is party to certain legal proceedings, substantially involving routine litigation incidental to the Company's business, none of which, individually or in the aggregate, is deemed to be material to the financial condition of the Company.

(16) Segment Reporting
     -----------------
      Segment and Geographic Information
      ----------------------------------
Hasbro is a worldwide marketer and distributor of children's and family entertainment products, principally engaged in the design, manufacture and marketing of games and toys ranging from traditional to high-tech. During the second quarter of 1999, the Company redefined its focus and method of managing its business into two major areas, Toys and Games. Following this organizational adjustment, within its two key areas, under the provisions of Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information, the Company's reportable segments are U.S. Toys, Games, International and Global Operations. Prior year amounts have been reclassified to reflect the Company's current focus.

In the United States, the U.S. Toy segment includes the design, marketing and selling of boys action figures, vehicles and playsets, girls toys, preschool toys and infant products and creative play products. The Games segment includes the development, marketing and selling of traditional board games and puzzles, handheld electronic games, electronic interactive plush, children's consumer electronics, electronic learning aids, trading card and role-playing games and interactive software games based on the Company's owned and licensed brands. Within the International segment, the Company develops, markets and sells both toy and game products in non-U.S. markets. Global Operations manufactures and sources product for the majority of the Company's segments. The Company also has other segments which license certain toy properties and which develop and market non-traditional toy and game based product realizing more than half of their revenues and the majority of their operating profit in the first half of the year, which is contra-seasonal to the rest of the Company's business. These other segments do not meet the quantitative thresholds for reportable segments and have been combined for reporting purposes.

Segment performance is measured at the operating profit level, prior to certain charges. In 1999, segment profitability was measured prior to $141,575 in charges incurred in connection with the 1999 consolidation program. For 1998, operating profits are reflected prior to the $20,000 charge incurred to write-off acquired in-process research and development arising on the MicroProse acquisition. For 1997, operating profit is reflected prior to $140,000 of restructuring charges. Included in Corporate and eliminations are general corporate expenses, the elimination of intersegment transactions and assets not identified with a specific segment. Intersegment sales and transfers are reflected in management reports at amounts approximating cost.

As a result of the complexity of the Company's organizational changes, it currently is unable to segregate assets and related expenses between the U.S. Toys and Games segments, and thus they are currently reported as one. It is anticipated that such items will be segregated in the future and will then be separately reported. Certain asset related expense items including depreciation and amortization of intangibles have been allocated to segments based upon estimates in order to arrive at segment operating profit. During 1999, the Company's Games segment acquired Wizards of the Coast, Inc. During 1998, the Company's present U.S. Toys segment acquired Galoob and the present Games segment acquired Tiger and MicroProse.

The accounting policies of the segments are the same as those described in note 1 to the consolidated financial statements.

Information by segment and a reconciliation to reported amounts are as follows.

                                   Revenues
                                     from                            Depreciation
                                   External   Affiliate   Operating      and        Capital      Total
                                  Customers    Revenues      Profit  Amortization  Additions    Assets
                                  ---------   ---------   ---------   ---------   ---------   ---------
1999
----
 U.S. Toys (a)                   $1,056,700           -      91,588
 Games (a)                        1,703,216      81,948     259,314
                                  ---------   ---------   ---------   ---------   ---------   ---------
  U.S. Toys and Games (a)         2,759,916      81,948     350,902     109,250      12,077   3,588,994
 International                    1,227,949       6,403     140,567      34,150       9,539   1,285,342
 Global Operations (b)               24,923   1,030,028      (1,878)     61,175      67,644     572,454
 Other segments                     219,475      18,988       5,777      22,517       4,301     269,435
 Corporate and eliminations               -  (1,137,367)    (26,224)     11,783      13,907  (1,252,877)
                                  ---------   ---------   ---------   ---------   ---------   ---------
  Segment total                   4,232,263           -     469,144     238,875     107,468   4,463,348
 Consolidation program (c)                -           -    (141,575)     38,449           -           -
                                  ---------   ---------   ---------   ---------   ---------   ---------
  Consolidated Total             $4,232,263           -     327,569     277,324     107,468   4,463,348
                                  =========   =========   =========   =========   =========   =========

1998
----
 U.S. Toys (a)                   $  894,279          61      55,103
 Games (a)                        1,043,623       1,019     143,216
                                  ---------   ---------   ---------   ---------   ---------   ---------
  U.S. Toys and Games (a)         1,937,902       1,080     198,319      54,543      12,739   2,390,147
 International                    1,106,565        (174)    130,232      23,905      34,480     840,246
 Global Operations (b)                6,453     935,683      (6,560)     62,397      71,585     415,872
 Other segments                     253,534       8,992      35,565      19,106       4,925     354,717
 Corporate and eliminations               -    (945,581)    (12,674)      9,248      18,221    (207,137)
                                  ---------   ---------   ---------   ---------   ---------   ---------
  Segment total                   3,304,454           -     344,882     169,199     141,950   3,793,845
 Acquired in-process research
  and development                         -           -     (20,000)          -           -           -
                                  ---------   ---------   ---------   ---------   ---------   ---------
  Consolidated Total             $3,304,454           -     324,882     169,199     141,950   3,793,845
                                  =========   =========   =========   =========   =========   =========

                                   Revenues
                                     from                            Depreciation
                                   External   Affiliate   Operating      and        Capital      Total
                                  Customers    Revenues      Profit  Amortization  Additions    Assets
                                  ---------   ---------   ---------   ---------   ---------   ---------
1997
----
 U.S. Toys (a)                   $1,068,736           -      59,354
 Games (a)                          725,683       3,151     151,352
                                  ---------   ---------   ---------   ---------   ---------   ---------
  U.S. Toys and Games (a)         1,794,419       3,151     210,706      45,381      13,604   1,676,254
 International                    1,212,811      24,616     133,374      25,153       6,976     887,256
 Global Operations (b)                8,108   1,117,281       5,061      74,153      60,821     714,656
 Other segments                     173,221       3,148       8,586      14,045       2,222     267,756
 Corporate and eliminations               -  (1,148,196)     17,381       7,852      15,733    (646,205)
                                  ---------   ---------   ---------   ---------   ---------   ---------
  Segment total                   3,188,559           -     375,108     166,584      99,356   2,899,717
 Restructuring                            -           -    (140,000)          -           -           -
                                  ---------   ---------   ---------   ---------   ---------   ---------
  Consolidated Total             $3,188,559           -     235,108     166,584      99,356   2,899,717
                                  =========   =========   =========   =========   =========   =========

(a)  As a result of the complexity of the Company's organizational changes, it currently is unable to segregate assets and related expenses between the U.S. Toys and Games segments, and thus they are currently reported as one. It is anticipated that such items will be segregated beginning in fiscal 2000 and will then be separately reported. Certain asset related expense items including depreciation and amortization of intangibles have been allocated to segments based upon estimates in order to arrive at segment operating profit.

(b)  The Global Operations segment derives substantially all of its revenues, and thus its operating results, from intersegment activities.

(c)  The impact of the consolidation program to operating profit by segment was $16,150 to U.S. Toys,
$35,732 to Games, $23,044 to International, $44,324 to Global Operations and $22,325 to Other segments.

The following table presents consolidated net revenues by classes of principal products for the years ended in December:


                                                 1999     1998       1997
                                                 ----     ----       ----

      Boys toys                             $1,232,300   891,600 1,152,900
      Games and puzzles                      1,936,100 1,268,700 1,093,700
      Interactive software games               229,400   192,300    87,000
      Preschool toys                           273,600   341,600   317,200
      Other                                    560,863   610,254   537,759
                                               ------- --------- ---------
      Net revenues                          $4,232,263 3,304,454 3,188,559
                                             ========= ========= =========


Information as to Hasbro's operations in different geographical areas is presented below on the basis the Company uses to manage its business. Net revenues and the related pretax earnings are categorized based on location of the customer, while long-lived assets (property, plant and equipment, cost in excess of acquired net assets and other intangibles) are categorized based on their location:

                                              1999       1998       1997
                                              ----       ----       ----
      Net revenues
        United States                     $2,818,837  2,113,057  1,947,824
        International                      1,413,426  1,191,397  1,240,735
                                           ---------  ---------  ---------
                                          $4,232,263  3,304,454  3,188,559
                                           =========  =========  =========

      Pretax earnings
        United States                     $  158,834    194,050    117,436
        International                        115,011    109,428     87,089
                                           ---------  ---------  ---------
                                          $  273,845    303,478    204,525
                                           =========  =========  =========

      Long-lived assets
        United States                     $1,880,029  1,694,967  1,119,836
        International                        194,677    177,569    126,067
                                           ---------  ---------  ---------
                                          $2,074,706  1,872,536  1,245,903
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

Sales to the Company's two largest customers, Wal-Mart Stores, Inc. and Toys `R Us, Inc., amounted to 16% each of consolidated net revenues during 1999, 18% and 17%, respectively, during 1998 and 15% and 22%, respectively, during 1997.

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

(17) Quarterly Financial Data (Unaudited)
     ------------------------------------
       1999
       ----
                                        Quarter
                          -----------------------------------
                          First   Second     Third     Fourth    Full Year
                          -----   ------     -----     ------    ---------
      Net revenues      $668,398  874,574  1,098,179  1,591,112  4,232,263
      Gross profit      $411,881  529,548    654,166    938,426  2,534,021
      Earnings before
       income taxes     $ 19,993   46,796    123,434     83,622(a) 273,845
      Net earnings      $ 13,795   32,289     85,170     57,699    188,953
                         =======  =======    =======  =========  =========
      Per common share
        Earnings
          Basic         $    .07      .17        .44        .30        .97
          Diluted       $    .07      .16        .43        .29        .93

        Market price
          High          $ 30 1/8   37       28 5/8     24 1/4      37
          Low           $ 21 13/16 27       21 15/16   16 7/8      16 7/8

        Cash dividends
         declared       $    .06      .06      .06        .06          .24
                         =======  =======  =======  =========    =========

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
                         =======  =======  =======  =========    =========

(a) In 1999 and 1997, includes $64,232 and $125,000, respectively relating to restructuring of operations and, in 1998, includes the expense impact of $20,000 relating to acquired in-process research and development.