Form 10-K405, Exhibit 13
period 2000-12-31
HASBRO INC
filed 2001-04-02
CIK 46080

EXHIBIT 13
                        HASBRO, INC. AND SUBSIDIARIES

                      Selected Information Contained in
                        Annual Report to Shareholders

                    for the Year Ended December 31, 2000


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

                             Sales Prices
                           ----------------            Cash Dividends
Period                     High         Low               Declared
------                     ----         ---            --------------
1999
    1st Quarter           $30 1/8      21 13/16             $.06
    2nd Quarter            37          27                    .06
    3rd Quarter            28 5/8      21 15/16              .06
    4th Quarter            24 1/4      16 7/8                .06

2000
    1st Quarter           $19 1/8      13 3/4               $.06
    2nd Quarter            18 9/16     15                    .06
    3rd Quarter            17 13/16    10 3/16               .06
    4th Quarter            12 15/16     8 3/8                .03

The approximate number of holders of record of the Company's Common Stock as of February 28, 2001 was 8,650.

  Dividends
  ---------

Declaration of dividends is at the discretion of the Company's Board of Directors and will depend upon the earnings, financial condition of the Company and such other factors as the Board of Directors deems appropriate. Payment of dividends is further subject to restrictions contained in agreements relating to the Company's outstanding short-term and long-term debt. Under the most restrictive agreement, dividend payments are restricted to the greater of $.03 per share quarterly or 25% of prior fiscal year consolidated net income.


SELECTED FINANCIAL DATA
-----------------------
  (Thousands of Dollars and Shares Except per share Data and Ratios)

                                           Fiscal Year
                         ------------------------------------------------
                         2000       1999       1998       1997       1996
                         ----       ----       ----       ----       ----
Statement of
 Earnings Data:

  Net revenues       $3,787,215  4,232,263  3,304,454  3,188,559  3,002,370
  Net earnings (loss)$ (144,631)   188,953    206,365    134,986    199,912

Per Common Share
 Data:

  Earnings (loss)
    Basic            $     (.82)       .97       1.04        .70       1.02
    Diluted          $     (.82)       .93       1.00        .68        .98
  Cash dividends
   declared          $      .21        .24        .21        .21        .18

Balance Sheet Data:

  Total assets       $3,828,459  4,463,348  3,793,845  2,899,717  2,701,509
  Long-term debt     $1,167,838    420,654    407,180          -    149,382

Ratio of Earnings to
 Fixed Charges(1)          (.67)      4.10       6.70       5.66       7.51

Weighted Average
 Number of Common
 Shares:
  Basic                 176,437    194,917    197,927    193,089    195,061
  Diluted               176,437    202,103    205,420    206,353    209,283

  (1) For purposes of calculating the ratio of earnings to fixed charges, fixed charges include interest, amortization of debt expense and one-third of rentals; earnings available for fixed charges represent earnings before fixed charges and income taxes. Earnings for 2000 were insufficient to cover fixed charges by $225,986.


     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                          RESULTS OF OPERATIONS


Summary
-------
A percentage analysis of results of operations follows:

                                                2000       1999       1998
                                                ----       ----       ----

Net revenues                                   100.0%     100.0%     100.0%
Cost of sales                                   44.2       40.1       41.3
                                               -----      -----      -----
Gross profit                                    55.8       59.9       58.7
Amortization                                     4.2        4.1        2.2
Royalties, research and development             16.8       16.8       12.9
Advertising                                     12.0       10.8       13.3
Selling, distribution and administration        22.7       19.0       19.8
Restructuring charge and acquired in-process
 research and development                        1.7        1.5         .6
Loss on sale of business units                   1.2          -          -
Interest expense                                 3.0        1.6        1.1
Other (income) expense, net                       .2        (.4)       (.4)
                                               -----      -----      -----
Earnings (loss) before income taxes             (6.0)       6.5        9.2
Income taxes                                    (2.2)       2.0        2.9
                                               -----      -----      -----
Net earnings (loss)                             (3.8)%      4.5%       6.3%
                                               =====      =====      =====

(Thousands of Dollars Except Share Data)

Results of Operations
---------------------
Net earnings (loss) for the three fiscal years ended December 31, 2000 were $(144,631), $188,953 and $206,365, respectively. Diluted earnings (loss) per share was $(.82) in 2000, $.93 in 1999 and $1.00 in 1998. Net revenues and operating profit, excluding charges relating to the Company's consolidation programs, decreased from 1999 levels in the U.S. Toy and International segments. In U.S. Toys, the decline in revenues resulted from a decline in sales of product related to STAR WARS: EPISODE 1: THE PHANTOM MENACE, POKEMON toys and TELETUBBIES preschool products, offset in part by the United States introduction of ACTION MAN. Coupled with the decline in revenues, lower gross profit margins on product sold in 2000, and early 2000 higher administrative overhead and expenditures for items such as advertising resulted in an operating loss. In the International segment, the decline in sales of STAR WARS product was largely offset by shipments of POKEMON toy and non-trading card game related products. The decline in revenues was due primarily to the unfavorable impact of currency. Higher product costs on items sold in 2000 contributed to the decline in operating profit. The Company's Other segments had an operating loss in 2000 compared to operating profit in 1999 due to reduced revenues from sales of seasonal outdoor play products, combined with decreased shipments of KOOSH and candy products. In the Company's Games segment, revenues increased while operating profits, before consolidation program charges and loss on sale of business units, decreased. The increased revenues are due in large part to the full year inclusion of trading cards games from Wizards of the Coast, Inc. (Wizards), acquired in the fourth quarter of 1999, while decreased operating profits result from a significant decline in sales of FURBY and related lost profit. Included in the results of the Games segment are revenues and operating profits derived from sales of interactive software games, and costs associated with development of an online interactive game initiative, Games.com. In December 2000, the Company announced it had entered into an agreement with Infogrames Entertainment S.A. (Infogrames) to sell the business units which make up Hasbro Interactive as well as Games.com. This sale closed in January 2001. Net revenues from the business units held for sale, including revenues from affiliated companies, for the three fiscal years ended December 31, 2000 were $194,300, $237,200 and $197,000, respectively. Operating losses of the business units to be sold, including consolidation program charges and discontinued development charge, were $(104,200) in 2000, $(124,300) in 1999 and $(2,100) in 1998.

Net revenues for 2000 were $3,787,215 compared to $4,232,263 and $3,304,454 for 1999 and 1998, respectively. This 11% decrease in net revenues from 1999 levels includes an approximate $129,800 worldwide unfavorable impact of foreign currency translation rates. Decreased revenues of 47% in the U.S. Toy segment resulted primarily from decreased sales of product relating to STAR
WARS: EPISODE 1: THE PHANTOM MENACE. It is expected that revenues and related expenses of entertainment based products are higher in the year of a theatrical release. STAR WARS: EPISODE 1: THE PHANTOM MENACE was released theatrically in the United States in May 1999, and throughout international markets thereafter. In the International segment, net revenues decreased 12% from 1999 levels, 10% of which is due to the unfavorable impact of currency noted above, and the remainder to a combination of reduced sales of STAR WARS, FURBY and ACTION MAN products, offset in part by increased sales of POKEMON toy related products. Reduced revenues of these segments over the prior year were offset in part by increased revenues of the Games segment, which experienced an 11% growth in revenues over the prior year. This increase was driven primarily by trading card game revenues from Wizards, which was acquired in the fourth quarter of 1999. While the most significant contribution from trading card games came from sales of POKEMON card games, other staple products from Wizards, including MAGIC: THE GATHERING, accounted for 30% of the increase attributable to trading card games. Partly offsetting this increase was an approximate 86% decrease in sales of FURBY and FURBY related product, and a 22% decrease in revenues from interactive software games.

In comparing 1999 to 1998, the Games segment led revenue growth during the year, accounting for approximately 71% of the increase, followed by U.S. Toys and International, contributing 18% and 13% of revenue growth, respectively. Increased Games segment revenue was primarily driven by FURBY, which accounted for 24% of segment revenue in 1999 compared to 7% in 1998. Revenues from Wizards, acquired in the fourth quarter of 1999, accounted for 14% of Games segment revenues. Increased activity in hand-held electronic games utilizing Company and licensed brands, interactive CD-ROM games and traditional board games such as MONOPOLY and TRIVIAL PURSUIT also contributed to Games segment growth. U.S. Toy segment revenues were boosted by sales of STAR WARS product associated with the theatrical release of STAR WARS:
EPISODE 1: THE PHANTOM MENACE. Revenues from this line accounted for 36% of segment revenues in 1999 compared to 13% in 1998. This, as well as the popular POKEMON line, traditional toy offerings such as EASY BAKE and LITE BRITE and the full year inclusion of the MICRO MACHINES line acquired with Galoob Toys, Inc. (Galoob) in the fourth quarter of 1998, also contributed to revenue growth over 1998 by the U.S. Toy segment. The International segment contribution to revenue growth was primarily driven by sales of STAR WARS, POKEMON, TELETUBBIES and FURBY and hand-held electronic products in certain markets, all partly offset by decreased volume in traditional board games and puzzles as well as the negative impact of foreign currency translation. The results of Other segments negatively affected revenue by approximately 3%, primarily due to decreased revenues of KOOSH and candy product.

The Company's gross profit margin decreased to 55.8% in 2000 from 59.9% in 1999 and 58.7% in 1998. The decrease in margin primarily reflects product mix, with lower revenues generated from FURBY and entertainment based properties, such as STAR WARS related products, which carry higher gross margins. Partially offsetting this decrease is the higher gross margin associated with trading card games from Wizards. Moderating this higher anticipated gross margin in 2000 was the impact of obsolescence costs associated with overproduction of certain trading card games, primarily POKEMON related. The increase in margin in 1999 from 1998 principally reflects the increased revenues in the Games segment, where many product lines carry a higher gross margin.

Amortization expense of $157,763 includes amortization of both property rights and cost in excess of net assets acquired. This compares with $173,533 in 1999 and $72,208 in 1998. Impairment charges of $25,046 were recognized in 2000 resulting from discontinued product line offerings arising from the Company's decision to focus on developing its core brands. In 1999, as part of its consolidation program, the Company recognized $38,449 in impairment charges arising from decisions to discontinue or significantly reduce product line offerings. The remaining increases in all years were attributable to the acquisitions made during the period.

Expenditures for royalties, research and development decreased 11% to $635,366 from $711,790 in 1999, which had increased from $424,673 in 1998.
Included in these amounts are expenditures for research and development of $208,485 in 2000, $254,599 in 1999 and $184,962 in 1998. As percentages of net revenues, research and development was 5.5% in 2000, down from 6.0% in 1999 and 5.6% in 1998. In 1999, contractual development commitments recognized for discontinued product lines in connection with the 1999 consolidation program amounted to $10,992. The decrease in 2000 reflects reduced spending on development of interactive software game titles, the primary reason for the increase in 1999 over 1998, and reduced product development in the U.S. Toy group as the Company focuses its efforts on developing its core brands. Revenues derived from entertainment based properties, such as STAR WARS and POKEMON, and resultant royalties, while continuous over the life of a contract, are generally higher in amount in the year a theatrical release takes place. It is anticipated that operating profit will also generally be higher in these years. The degree to which revenues, royalties and operating profits fluctuate is dependent not only on theatrical release dates, but video release dates as well. Excluding charges of $42,270 in 2000 and $15,300 in 1999 relating to royalty commitments on discontinued product lines and product lines with significantly reduced expectations recognized in connection with the Company's consolidation programs, royalty expenditures decreased by approximately $57,000 and .2% as a percent of net revenues from 1999. Excluding consolidation program charges, the increase in 1999 over 1998 reflects the increased percentage of 1999 revenues obtained from licensed product carrying higher royalty rates, primarily STAR WARS.

Advertising expense increased to 12.0% of net revenues, compared to 10.8% of net revenues in 1999 and the 1998 level of 13.3%. Included in 2000 expense is $3,155 related to contractual commitments on discontinued product lines arising from the Company's 2000 consolidation program. This charge, combined with expenditures committed to early in the year, contributed to the increased percentage of lower 2000 net revenue. The percentage decrease in 1999 from 1998 levels primarily reflects the mix of more entertainment based properties, such as STAR WARS and POKEMON, marketed throughout our segments, which tend to carry a lower advertising to revenue ratio. Increased 1999 revenues in the Games segment from FURBY and trading card games also contributed to the decrease from 1998, as these lines do not carry as great of an advertising spend ratio as other products.

Selling, distribution and administration costs increased in both dollars and as a percentage of net revenues in 2000 from 1999 levels. The increase results from marketing, selling and administrative costs in the Games segment associated with Wizards. Costs associated with tournament sponsorship and retail operations of Wizards result in higher selling, distribution and administrative costs than historically found in the Games segment. The increase in the Games segment was offset in part by lower administrative costs in the remainder of the Games segment and in the US Toy segment relating to a significant decrease or elimination of performance based bonus accruals existing in 1999. Comparing 1999 to 1998, selling, distribution and administration costs increased in dollars but decreased as a percentage of net revenues to $799,919, or 19.0% of revenues, from $655,938, or 19.9% in 1998. Of the increase in dollars, approximately 25% of the increase reflects the Games segment's 1999 acquisition of Wizards and approximately 31% of the increase reflects higher performance based bonus accruals. The remainder of the increase in dollars primarily reflects costs associated with the higher level of activity in 1999. The decreased percentage reflects higher 1999 revenues as well as the Company's commitment to control these costs, and the benefit received from the 1997 global integration and profit enhancement program.

The Company recognized $63,951 of restructuring expense in 2000. This amount reflects charges under the 2000 restructuring plan of $70,079 and adjustments to the 1999 plan of $(6,128). The pretax impact of consolidation program charges and adjustments for the fiscal year ended December 31, 2000 was $146,142.

On October 12, 2000, the Company announced a plan approved by its Board of Directors (Board) to consolidate its U.S. Toy group in Rhode Island, significantly reduce overhead through reductions in product development, sales and marketing, and administrative functions across the Company and to increase its focus on development of the Company's core brands. The impact of this plan was recorded in the fourth quarter as follows:


 Restructuring charge                                        $  70,079
                                                              --------

 Other operating expenses:
 Cost of sales                                                   6,625
 Amortization                                                   25,046
 Royalties, research and development                            42,270
 Advertising                                                     3,155
 Selling, distribution and administration                        5,095
                                                              --------
                                                                82,191
                                                              --------
Total 2000 consolidation program cost                        $ 152,270
                                                              ========

The significant components of the 2000 plan include the closing of offices in Cincinnati, Ohio, the Napa, California office and warehouse and a small office in San Francisco, California, thereby essentially consolidating the U.S. Toy group in Rhode Island. These actions were substantially completed at December 31, 2000. Additionally, the plan includes the reduction of overhead, particularly in marketing and sales, product development and administration. This includes a curtailment of expansion of the retail business of Wizards, the further consolidation of certain international operating offices into regional centers and consolidation and streamlining of the Company's marketing activities. The Company is also increasing its focus on developing and marketing its core brands and reducing its reliance on licenses. This focus has resulted in product lines which will be discontinued or for which the Company has significantly reduced expectations.

Together, the components of this plan anticipate the redundancy of approximately 850 employees, including 125 in manufacturing and sourcing activities and 725 worldwide in research and product development, marketing, sales and administration. Employee redundancies by area are as follows:

                                  Opening                 Balance at
                                  Balance    Activity   December 31, 2000
                                  -------    -------        -------
  Manufacturing activities            125        (98)            27
  Research, product development, sales
   marketing and administration       725       (403)           322
                                  -------    -------        -------
                                      850       (501)           349
                                  =======    =======        =======

Total charges under the 2000 plan represent cash charges of $89,400, comprised of approximately $31,800 for severance benefits which will be disbursed over the employee's entitlement period, $5,100 in related charges paid in 2000 to relocate certain U.S. Toy group employees to Rhode Island, $21,400 for lease costs to be expended over the contractual lease term of the closed facilities and approximately $31,100 of contractual commitments on exited product lines and certain other licensed product lines with reduced expectations due to the Company's enhanced focus on its core brands. The product lines being exited were not, either individually or in the aggregate, material to the Company's revenues or operating results. Total non-cash charges were $62,900 of which charges of $16,900 were for fixed asset write-offs relating primarily to Corporate and the U.S. Toy segment. The remaining approximate $46,000 relates to asset write-offs and a write-down of assets impaired due to the Company's enhanced focus on its core brands. This includes impairment of intangible assets arising from the decision to discontinue product line offerings. Non-cash charges relating to asset write-offs have been credited to the respective line items on the balance sheet. The components of the plan included in the restructuring charge in the statement of operations are severance costs of $31,800, lease costs of $21,400 and fixed asset write-offs of $16,900. Included in accrued liabilities at December 31, 2000 is $53,200 relating to amounts due to terminated employees over their severance entitlement period and costs associated with lease costs. The Company anticipates pretax savings under the restructuring plan of $49,000 in 2001 and $53,000 in 2002. The restructuring plan is expected to be completed in fiscal 2001. Third party actions and the impact of competition could delay or increase the cost of implementation of the Company's consolidation program or alter the Company's actions and reduce actual results.

In December 1999, the Company commenced a program to consolidate manufacturing and sourcing activities and product lines, as well as streamline and further regionalize marketing, sales and research and development activities worldwide. Costs associated with this program in 1999 amounted to $141,575, and were recorded $64,232 in restructuring, $8,740 in cost of sales, $38,449 in amortization, $26,292 in royalties, research and development and $3,862 in advertising. Adjustments to the 1999 restructuring plan of $(6,128) were recorded in 2000.

The significant components of the 1999 restructuring plan included the closing of factories in Mexico and in the United Kingdom, reducing capacity at the remaining three factories, shifting production to third party manufacturers in the Far East and further consolidation and regionalization of the International marketing and sales structure. Actions under the plan commenced in December 1999 and were completed in fiscal 2000. There were no material changes to the plan, however adjustments were recognized in 2000 reflecting the reversal of excess restructuring accruals due to lower than previously estimated costs to achieve the overall objectives of the plan, primarily in the consolidation and regionalization of the International marketing and sales structure. The 1999 restructuring charge of $64,232 represented approximately $38,700 of cash charges for severance benefits for termination of approximately 2,200 employees, which will be disbursed over the employee's entitlement period, $14,300 of cash charges for lease and facility closing costs to be expended over the contractual lease terms and closing process and non-cash charges of $11,200 for fixed asset write-offs, arising primarily in the manufacturing area. Of the cash amount, approximately $4,700 was paid prior to December 26, 1999 for severance benefits relating to approximately 200 employees terminated prior to that date. Non-cash charges relating to fixed asset write-offs were credited to the respective line items on the balance sheet. Details of activity in the restructuring plan for fiscal 2000 follow:

                              Balance at                        Balance at
                                Dec. 26,                          Dec. 31,
                                  1999    Adjustments  Activity      2000
                                 -------  -----------  --------     ------
Severance                      $  34,000      (4,800)   (25,200)     4,000
Lease and facility
   closing costs                  14,300      (1,300)    (9,100)     3,900
                                 -------     -------    -------     ------
                               $  48,300      (6,100)   (34,300)     7,900
                                 =======     =======    =======     ======
Employee redundancies by area:
  Manufacturing and sourcing
   activities                      1,700          -      (1,700)         -
  Research, product development, sales
   marketing and administration      300        (40)       (260)         -
                                 -------     -------    -------     ------
                                   2,000        (40)     (1,960)         -
                                 =======     =======    =======     ======

The remaining severance liability represents cash charges for severance benefits for employees made redundant which will be disbursed over the employee's entitlement period. The balance in lease and facility closing costs will be expended over the contractual lease term. The Company generated pre-tax savings of approximately $15,900 from this plan in 2000.

The components of the 1999 program included in other operating expenses represented costs associated with exiting certain product lines and reevaluating other product lines which resulted in reduced expectations. The product lines being exited were not, either individually or in the aggregate, material to the Company's revenues or operating results. Approximately $12,000 represents cash charges that will be incurred on contractual royalty, product development and advertising commitments associated with the discontinued product lines. Non-cash charges of approximately $65,000 relate to asset write-offs and write-downs of underutilized assets. This includes impairment of intangible assets arising from the decision to discontinue or significantly reduce product line offerings. The resulting sum of undiscounted future cash flows of these assets was not sufficient to cover the carrying amount of the assets, and as such, they were written down to their fair market value. Items relating to property rights and licenses, goodwill, inventory, prepaid and other current assets have been credited to the respective asset in the balance sheet.

As noted above, in December 2000, the Company entered into an agreement to sell certain business units comprising Hasbro Interactive, as well as its internet portal, Games.com, to Infogrames for Infogrames securities and cash. The sale of the business units closed in January 2001. Net assets of the business units to be sold have been written down to estimated fair value as of December 31, 2000, resulting in the recognition of a pretax loss of $43,965. In addition, the Company entered into an agreement with Infogrames, whereby Infogrames will develop interactive games based on the Company's properties. The Company will receive annual royalties including a minimum guarantee from Infogrames based on sales generated from the licensing agreement.

During the third quarter of 1998, the Company incurred a one-time charge to write-off the $20,000 appraised value of acquired in-process research and development of MicroProse, Inc., which was acquired for a total purchase price of approximately $70,000 on September 14, 1998.

Interest expense was $114,421 in 2000, compared to $69,340 in 1999 and $36,111 during 1998. The increase largely reflects the costs associated with funding the Company's recent acquisitions and the Company's stock repurchase program. Under the terms of the Company's amended and restated credit facility agreements, coupled with the increased amount of long-term debt of the Company, Hasbro expects interest expense to increase in 2001.

Other expense of $7,288 in 2000 compares with income of $15,616 in 1999 and $14,707 in 1998. Expense in 2000 relates primarily to the write down of investments held for sale which have experienced a non-temporary decline in value, coupled with a higher level of transactional losses resulting from an unfavorable movement in foreign currency.

Income tax benefit on the pre-tax loss was 36.0% in 2000. This compares with income tax expense of 31.0% in 1999 and 32.0% in 1998. This year's higher rate reflects the tax benefit of operating losses in jurisdictions with higher statutory tax rates.

Liquidity and Capital Resources
-------------------------------
Cash and cash equivalents were $127,115 at December 31, 2000 compared to $280,159 and $177,748 at December 26, 1999 and December 27, 1998,
respectively.

Hasbro generated approximately $163,000 of net cash from its operating activities in 2000, compared with approximately $392,000 in 1999 and $127,000 in 1998. The 58% decrease in cash provided by operating activities from 1999 is due primarily to the approximate $145,000 net loss incurred in 2000. Coupled with cash utilized to reduce accounts payable and accrued liabilities, the decrease was partially offset by a 37% decrease in accounts receivable. The decrease in accounts receivable results from a 27% decrease in revenues for the fourth quarter of 2000 and a greater proportion of cash collected on sales during the year. Inventories decreased as a result of both lower production in anticipation of reduced shipments in the first quarter of 2001 and the write-down of excess inventory, particularly trading card games, in the fourth quarter. Conversely, prepaid expenses and other current assets increased in large part as a result of inclusion of assets held for sale in regards to the Company's sale of Hasbro Interactive and Games.com to Infogrames.

Hasbro generated approximately $392,000 of net cash from its operating activities in 1999, compared with approximately $127,000 in 1998. The significant change between the 1999 and 1998 amounts results from a combination of factors. Included in the 1999 amount was $38,361 utilized by changes in operating assets and liabilities, compared with $267,231 utilized in 1998. Full year accounts receivable for 1999 increased at a rate significantly below that of the increase in fourth quarter revenues. Reflecting the acquisition of Wizards made during the fourth quarter and growth in inventory levels in the International segment for 2000 product introduction, 1999 inventories increased over prior year levels. Prepaid and other current assets also increased from the prior year, in part due to the acquisition of Wizards and the increased spending on product development. Reflecting amounts payable in 2000 for the Wizards acquisition, the remaining unpaid amounts from the 1999 consolidation program and increased bonus accruals in high performing segments, accounts payable and accrued liabilities increased by 35% over prior year levels. Royalty advances made in connection with the STAR WARS license that apply to future years have been included in long-term assets. During 1998, $267,231 was utilized by changes in operating assets and liabilities. With the $170,723 increase in fourth quarter revenues from the comparable period of 1997, most of which, under Hasbro's normal trading terms, became due after the end of the Company's fiscal year, accounts receivable increased. Inventories also increased, in part reflecting acquisitions made during the year, as did prepaid expenses and other current assets, largely reflecting higher advance royalty payments. Partially offsetting these utilizations of funds was a small increase in accounts payable and other accrued liabilities.

Cash flows from investing activities were a net utilization of $180,710, $429,092 and $792,700 in 2000, 1999 and 1998, respectively. During 2000, the
Company expended approximately $125,000 on additions to its property, plant and equipment while during 1999 and 1998 it expended approximately $107,000 and $142,000, respectively. Of these amounts, 33% in 2000, 53% in 1999 and 38% in 1998 were for purchases of tools, dies and molds related to the Company's products. Under the terms of the Company's amended and restated credit facilities, the Company is restricted in the amount it can expend on additions to property, plant and equipment. The 1998 additions also include the expenditures associated with the consolidation of its Spanish manufacturing and marketing operations into one facility. During the three years, depreciation and amortization of plant and equipment was $106,458, $103,791 and $96,991, respectively.

During 2000, the Company made several small acquisitions for approximately $58,000 in total, net of cash acquired, none of which were considered individually significant. An additional post closing adjustment payment made and contingent payments accrued in 2000 with relation to the September 1999 acquisition of Wizards totaled approximately $79,800, bringing the total acquisition cost to date to $492,574. On September 30, 1999, the Company acquired the outstanding shares of Wizards, for an initial purchase price of $325,000, subject to additional payments based upon the closing balance sheet and future payments contingent upon achieving certain operating objectives. The Company also made other smaller acquisitions and investments in 1999, none of which were significant. Hasbro made three major acquisitions during 1998, having an aggregate purchase price of $669,737. On April 1, 1998, it acquired substantially all of the business and operating assets of Tiger Electronics, Inc. and certain affiliates. On September 14, 1998, it acquired the outstanding shares of MicroProse Inc. through a cash tender offer of $6.00 for each outstanding share. On October 30, 1998, it acquired the outstanding shares of Galoob through a cash tender offer of $12.00 for each outstanding share. Other investing activities in 2000 largely reflects a reduction in intangible and other long-term assets of Hasbro Interactive and Games.com, which were sold to Infogrames. Under the terms of the Company's amended and restated credit facilities, the Company is restricted in the amount it can expend on future acquisitions.

The Company commits to inventory production, advertising and marketing expenditures prior to the peak third and fourth quarter retail selling season. In addition, accounts receivable, which increase with customer purchases, are also closer to this selling season and are generally not due for payment until the fourth quarter or early in the first quarter of the subsequent year. This timing difference between expenses paid and revenues collected makes it necessary for the Company to borrow significant amounts during the year. During 2000, the Company borrowed through the issuance of commercial paper and against short-term lines of credit to fund its seasonal working capital requirements in excess of funds available from operations and the issuance of long-term debt. In February 2001, the Company entered into amended and restated secured revolving and line of credit facility agreements with its existing lenders. These committed lines include long-term and short-term secured credit agreements of $325,000 each. The facilities are secured by substantially all domestic accounts receivable and inventory, as well as certain investments and intangible assets of the Company. The Company is not required to maintain compensating balances under the agreements. The agreements contain certain restrictive covenants setting forth minimum cash flow and coverage requirements, and a number of other limitations, including with respect to capital expenditures, investments, acquisitions, share repurchases and dividend payments. During 2001, the Company expects to fund its seasonal working capital needs through operations and these lines of credit and believes that the funds available to it are adequate to meet its needs. Amounts available for borrowing under the committed revolving and line of credit facilities are $325,000 (long-term) and $325,000 (short-term) and vary by quarter, with availability at its lowest point of $300,000 in the first quarter of 2001. Of this amount available, $213,000 is unused at March 4, 2001. Amounts available and unused under uncommitted lines at March 4, 2001 were $143,000.

During 2000, net financing activities utilized approximately $128,000 of funds of the Company, primarily as a result of the completion on March 27 of a "Modified Dutch Auction" tender offer, pursuant to which the Company accepted for payment 18,085,578 shares of common stock, representing approximately 9.5% of outstanding shares, at a purchase price of $17.25 per share. The aggregate purchase, including fees and expenses associated with the tender offer, was approximately $313,000. Offsetting this utilization was net borrowing activities in 2000 which included the issuance of $550,000 of 7.95% notes due March 15, 2003 and $200,000 of 8.50% notes due March 15, 2006. During 1999, net financing activities provided approximately $145,000 of funds to the Company, primarily through the use of short-term borrowings. Net financing activities during 1998 provided approximately $490,000, principally through the issuance of $100,000 of 5.60% notes due November 1, 2005, $150,000 of 6.15% notes due July 15, 2008 and $150,000 of 6.6%
debentures due July 15, 2028.

On December 9, 1997, the Board cancelled all prior share repurchase authorizations and authorized the purchase of up to an additional $500,000 of the Company's common stock. On December 6, 1999, the Board authorized an additional common stock repurchase program up to $500,000. As a result of the "Modified Dutch Auction" tender offer, the repurchase authorization of 1997 has been completed while $204,500 remains under the 1999 authorization. The shares acquired under these programs are being used for corporate purposes including issuance upon the exercise of stock options and warrants. Under terms of the current bank agreements, the Company is limited in its repurchase of its shares in the future to $5,000 per year. During 1999, the Company also invested approximately $240,000 to repurchase its common stock in the open market. This compares with approximately $180,000 repurchased in the open market in 1998.

At December 31, 2000, under the most restrictive bank credit agreement covenant, dividend payments are restricted to the greater of $.03 per share quarterly or 25% of prior fiscal year consolidated net income.

Financial Risk Management
-------------------------
The Company is exposed to market risks attributable to fluctuations in foreign currency exchange rates primarily as a result of sourcing products in four currencies while marketing those products in more than thirty currencies. Results of operations will be affected primarily by changes in the value of the U.S. dollar, Hong Kong dollar, British pound, Euro, Canadian dollar and Mexican peso versus other currencies, principally in Europe and the United States.

To manage this exposure, as of December 31, 2000, the Company has hedged a portion of its estimated fiscal 2001 foreign currency transactions using a combination of forward foreign exchange contracts and purchased foreign currency options. The Company estimates that a hypothetical immediate 10% unfavorable movement in the currencies involved could result in an approximate $13.7 million decrease in the fair value of these instruments. The Company is also exposed to foreign currency risk with respect to its net cash and cash equivalents or short-term borrowing positions in other than the U.S. dollar. The Company believes, however, that the risk on this net exposure would not be material to its financial condition. In addition, the Company's revenues and costs have been and will likely continue to be affected by changes in foreign currency rates. The Company does not speculate in and other than set forth above, the Company does not hedge foreign currencies.

At December 31, 2000, the Company had fixed rate long-term debt of $1,167,838. Interest rate changes affect the fair value of this fixed rate debt but do not impact earnings or cash flows. The Company estimates that a hypothetical one percentage point decrease or increase in interest rates would increase or decrease the fair value of this debt by approximately $31,000 or $29,000, respectively.

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

The one-time effect of adopting SFAS 133 on the Company's assets, liabilities, other comprehensive income and net income will be less than $1,000 for the fiscal quarter ending April 1, 2001.

The Economy and Inflation
-------------------------
The Company continued to experience difficult economic environments in some parts of the world during 2000. The principal market for the Company's products is the retail sector where certain customers have experienced economic difficulty. The Company closely monitors the creditworthiness of its customers and adjusts credit policies and limits as it deems appropriate.

The effect of inflation on the Company's operations during 2000 was not significant and the Company will continue its policy of monitoring costs and adjusting prices accordingly.

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

Other Information
-----------------
The Company's revenue pattern continues to show the second half of the year more significant to its overall business. The trend of retailers over the past few years has been to make a higher percentage of their purchases within or close to the fourth quarter holiday consumer selling season, which includes Christmas.

The Company is not aware of any material amounts of potential exposure relating to environmental matters and does not believe its compliance costs or liabilities to be material to its operating results or financial position.

In May 2000, the Emerging Issues Task Force reached a consensus on issue No. 00-14, Accounting for Coupons, Rebates, and Discounts (Issue 00-14). Issue 00-14 requires that all expenses relating to sales incentives such as coupons, rebates and discounts be reported as a reduction of sales. Issue 00-14 will be effective for the Company not later than the second quarter of 2001. The Company currently estimates the impact of adopting Issue 00-14 on net revenues and selling, distribution and administration expense would not have a material effect on the Company's financial condition.


FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
-------------------------------------------
See attached pages.




                        INDEPENDENT AUDITORS' REPORT


The Board of Directors and Shareholders
Hasbro, Inc.:


        We have audited the accompanying consolidated balance sheets of Hasbro, Inc. and subsidiaries as of December 31, 2000 and December 26, 1999 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the fiscal years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hasbro, Inc. and subsidiaries as of December 31, 2000 and December 26, 1999 and the results of their operations and their cash flows for each of the fiscal years in the three-year period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.




/s/ KPMG LLP



Providence, Rhode Island

February 7, 2001


                          HASBRO, INC. AND SUBSIDIARIES

                           Consolidated Balance Sheets
                     December 31, 2000 and December 26, 1999

                    (Thousands of Dollars Except Share Data)


                          Assets                         2000       1999
                          ------                         ----       ----

Current assets
  Cash and cash equivalents                          $  127,115    280,159
  Accounts receivable, less allowance for
   doubtful accounts of $55,000 in 2000
   and $65,000 in 1999                                  685,975  1,084,118
  Inventories                                           335,493    408,571
  Prepaid expenses and other current assets             431,630    358,804
                                                      ---------  ---------
    Total current assets                              1,580,213  2,131,652

Property, plant and equipment, net                      296,729    318,825
                                                      ---------  ---------
Other assets
  Cost in excess of acquired net assets, less
   accumulated amortization of $225,770 in 2000
   and $193,947 in 1999                                 803,189    806,092
  Other intangibles, less accumulated amortization
   of $347,149 in 2000 and $300,632 in 1999             902,893    949,789
  Other                                                 245,435    256,990
                                                      ---------  ---------
    Total other assets                                1,951,517  2,012,871
                                                      ---------  ---------

    Total assets                                     $3,828,459  4,463,348
                                                      =========  =========

                          HASBRO, INC. AND SUBSIDIARIES

                      Consolidated Balance Sheets, Continued
                     December 31, 2000 and December 26, 1999

                     (Thousands of Dollars Except Share Data)


     Liabilities and Shareholders' Equity                2000       1999
     ------------------------------------                ----       ----

Current liabilities
  Short-term borrowings                              $  228,085    714,669
  Accounts payable                                      191,749    284,772
  Accrued liabilities                                   789,128    983,280
  Income taxes                                           30,850     88,606
                                                      ---------  ---------
    Total current liabilities                         1,239,812  2,071,327

Long-term debt                                        1,167,838    420,654
Deferred liabilities                                     93,403     92,392
                                                      ---------  ---------
    Total liabilities                                 2,501,053  2,584,373
                                                      ---------  ---------
Shareholders' equity
  Preference stock of $2.50 par value.
   Authorized 5,000,000 shares; none issued                   -          -
  Common stock of $.50 par value.  Authorized
   600,000,000 shares; issued 209,694,630 shares
   in 2000 and 1999                                     104,847    104,847
  Additional paid-in capital                            464,084    468,329
  Deferred compensation                                  (6,889)         -
  Retained earnings                                   1,583,394  1,764,110
  Accumulated other comprehensive earnings              (44,718)   (32,982)
  Treasury stock, at cost, 37,253,164 shares in
   2000 and 16,710,620 shares in 1999                  (773,312)  (425,329)
                                                      ---------  ---------
    Total shareholders' equity                        1,327,406  1,878,975
                                                      ---------  ---------

    Total liabilities and shareholders' equity       $3,828,459  4,463,348
                                                      =========  =========



See accompanying notes to consolidated financial statements.


                          HASBRO, INC. AND SUBSIDIARIES

                       Consolidated Statements of Operations
                         Fiscal Years Ended in December

                    (Thousands of Dollars Except Share Data)


                                              2000       1999       1998
                                              ----       ----       ----

Net revenues                              $3,787,215  4,232,263  3,304,454
Cost of sales                              1,673,973  1,698,242  1,366,061
                                           ---------  ---------  ---------
      Gross profit                         2,113,242  2,534,021  1,938,393
                                           ---------  ---------  ---------
Expenses
  Amortization                               157,763    173,533     72,208
  Royalties, research and development        635,366    711,790    424,673
  Advertising                                452,978    456,978    440,692
  Selling, distribution and administration   863,496    799,919    655,938
  Restructuring charge                        63,951     64,232          -
  Loss on sale of business units              43,965          -          -
  Acquired in-process research and
   development                                     -          -     20,000
                                           ---------  ---------  ---------
    Total expenses                         2,217,519  2,206,452  1,613,511
                                           ---------  ---------  ---------
      Operating profit (loss)               (104,277)   327,569    324,882
                                           ---------  ---------  ---------
Nonoperating (income) expense
  Interest expense                           114,421     69,340     36,111
  Other (income) expense, net                  7,288    (15,616)   (14,707)
                                           ---------  ---------  ---------
    Total nonoperating expense               121,709     53,724     21,404
                                           ---------  ---------  ---------
      Earnings (loss) before income taxes   (225,986)   273,845    303,478
Income taxes                                 (81,355)    84,892     97,113
                                           ---------  ---------  ---------
      Net earnings (loss)                 $ (144,631)   188,953    206,365
                                           =========  =========  =========

Per common share
  Net earnings (loss)
   Basic                                  $     (.82)       .97       1.04
                                           =========  =========  =========
   Diluted                                $     (.82)       .93       1.00
                                           =========  =========  =========
  Cash dividends declared                 $      .21        .24        .21
                                           =========  =========  =========

See accompanying notes to consolidated financial statements.

                          HASBRO, INC. AND SUBSIDIARIES

                      Consolidated Statements of Cash Flows
                          Fiscal Years Ended in December

                              (Thousands of Dollars)


                                              2000       1999       1998
                                              ----       ----       ----

Cash flows from operating activities
  Net earnings (loss)                      $(144,631)   188,953    206,365
  Adjustments to reconcile net earnings
   (loss) to net cash provided by
   operating activities:
    Depreciation and amortization of plant
     and equipment                           106,458    103,791     96,991
    Other amortization                       157,763    173,533     72,208
    Deferred income taxes                    (67,690)   (38,675)     1,679
    Compensation earned under restricted
     stock programs                            2,754          -          -
    Loss on sale of business units            43,965          -          -
    Acquired in-process research and
     development                                   -          -     20,000
  Change in operating assets and liabilities
   (other than cash and cash equivalents):
     Decrease (increase) in accounts
     receivable                              395,682    (11,248)  (126,842)
     Decrease (increase) in inventories       69,657    (44,212)   (44,606)
     Increase in prepaid expenses
     and other current assets                (84,006)   (26,527)  (113,451)
    (Decrease) increase in accounts payable
      and other current liabilities         (292,313)   193,626     17,668
     Long-term advances and other            (25,083)  (147,729)    (3,425)
                                             -------    -------    -------
      Net cash provided by operating
       activities                            162,556    391,512    126,587
                                             -------    -------    -------

Cash flows from investing activities
  Additions to property, plant and
   equipment                                (125,055)  (107,468)  (141,950)
  Investments and acquisitions, net of
   cash acquired                            (138,518)  (352,417)  (667,736)
  Other                                       82,863     30,793     16,986
                                             -------    -------    -------
      Net cash utilized by investing
       activities                           (180,710)  (429,092)  (792,700)
                                             -------    -------    -------


                          HASBRO, INC. AND SUBSIDIARIES

                 Consolidated Statements of Cash Flows, Continued
                          Fiscal Years Ended in December

                              (Thousands of Dollars)


                                              2000       1999       1998
                                              ----       ----       ----

Cash flows from financing activities
  Proceeds from borrowings with original
   maturities of more than three months      912,979    460,333    407,377
  Repayments of borrowings with original
   maturities of more than three months     (291,779)  (308,128)   (24,925)
  Net (repayments) proceeds of other
   short-term borrowings                    (341,522)   226,103    271,895
  Purchase of common stock                  (367,548)  (237,532)  (178,917)
  Stock option and warrant transactions        2,523     50,358     58,493
  Dividends paid                             (42,494)   (45,526)   (42,277)
                                             -------    -------    -------
      Net cash (utilized) provided by
       financing activities                 (127,841)   145,608    491,646
                                             -------    -------    -------

Effect of exchange rate changes on cash       (7,049)    (5,617)    (9,570)
                                             -------    -------    -------
     (Decrease) increase in cash
       and cash equivalents                 (153,044)   102,411   (184,037)
Cash and cash equivalents at beginning
 of year                                     280,159    177,748    361,785
                                             -------    -------    -------
      Cash and cash equivalents at end
       of year                              $127,115    280,159    177,748
                                             =======    =======    =======

Supplemental information
  Cash paid during the year for
    Interest                                $ 91,180     64,861     25,135
                                             =======    =======    =======
    Income taxes                            $ 95,975    108,342    128,436
                                             =======    =======    =======


See accompanying notes to consolidated financial statements.

                                            HASBRO, INC. AND SUBSIDIARIES

                                   Consolidated Statements of Shareholders' Equity

                                               (Thousands of Dollars)
                                                                                   Accumulated
                                              Additional                              Other                   Total
                                    Common     Paid-in     Deferred     Retained  Comprehensive  Treasury  Shareholders'
                                     Stock     Capital   Compensation   Earnings     Earnings      Stock      Equity
                                  ---------   ---------    ---------    ---------   ---------   ---------   ---------

 Balance, December 28, 1997      $  104,849     454,498            -    1,457,495      (3,903)   (174,822)  1,838,117
   Net earnings                           -           -            -      206,365           -           -     206,365
   Other comprehensive earnings           -           -            -            -      (5,722)          -      (5,722)
     Comprehensive earnings                                                                                   200,643
   Purchase of treasury stock             -           -            -            -           -    (178,917)   (178,917)
   Stock option and warrant
    transactions                          -      66,818            -            -           -      60,195     127,013
   Dividends declared                     -           -            -      (42,061)          -           -     (42,061)
                                  ---------   ---------    ---------    ---------   ---------   ---------   ---------
 Balance, December 27, 1998         104,849     521,316            -    1,621,799      (9,625)   (293,544)  1,944,795
   Net earnings                           -           -            -      188,953           -           -     188,953
   Other comprehensive earnings           -           -            -            -     (23,357)          -     (23,357)
     Comprehensive earnings                                                                                   165,596
   Purchase of treasury stock             -           -            -            -           -    (237,532)   (237,532)
   Stock option and warrant
    transactions                          -     (52,892)           -            -           -     105,747      52,855
   Dividends declared                     -           -            -      (46,642)          -           -     (46,642)
   Other                                 (2)        (95)           -            -           -           -         (97)
                                  ---------   ---------    ---------    ---------   ---------   ---------   ---------
 Balance, December 26, 1999         104,847     468,329            -    1,764,110     (32,982)   (425,329)  1,878,975
   Net loss                               -           -            -     (144,631)          -           -    (144,631)
   Other comprehensive earnings           -           -            -            -     (11,736)          -     (11,736)
     Comprehensive earnings                                                                                  (156,367)
   Purchase of treasury stock             -           -            -            -           -    (367,548)   (367,548)
   Stock option and warrant
    transactions                          -      (1,708)           -            -           -       7,406       5,698
   Restricted stock activity                     (2,537)      (6,889)           -           -      12,159       2,733
   Dividends declared                     -           -            -      (36,085)          -           -     (36,085)
                                  ---------   ---------    ---------    ---------   ---------   ---------   ---------
 Balance, December 31, 2000      $  104,847     464,084       (6,889)   1,583,394     (44,718)   (773,312)  1,327,406
                                  =========   =========    =========    =========   =========   =========   =========

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

      Fiscal Year
      -----------
Hasbro's fiscal years end on the last Sunday in December. The fiscal year ended December 31, 2000 is a fifty-three week period while the fiscal years ended December 26, 1999 and December 27, 1998 were fifty-two week periods.

      Cash and Cash Equivalents
      -------------------------
Cash and cash equivalents include all cash balances and highly liquid investments purchased with a maturity to the Company of three months or less.

      Inventories
      -----------
Inventories are valued at the lower of cost (first-in, first-out) or market.

      Long-Lived Assets
      -----------------
The Company reviews long-lived assets (property, plant and equipment, cost in excess of acquired net assets and other intangibles) for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. Recoverability is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets were considered to be impaired, the impairment to be recognized would be measured by the amount by which the carrying value of the assets exceed their fair value. Fair value is determined based on discounted cash flows or appraised values, depending on the nature of the asset. Assets to be disposed of are carried at the lower of the carrying amount or their fair value less disposal costs.


        Cost in Excess of Net Assets Acquired and Other Intangibles
        -----------------------------------------------------------
Approximately 43% of Hasbro's goodwill results from the 1984 acquisition of Milton Bradley Company (Milton Bradley), including its Playskool and international units, and the 1991 acquisition of Tonka Corporation (Tonka), including its Kenner, Parker Brothers and international units. Approximately 24% results from the Company's 1998 acquisitions of Tiger Electronics, Inc. and Galoob Toys, Inc. An additional approximate 21% results from the Company's 1999 acquisition of Wizards of the Coast, Inc. Goodwill is being amortized on the straight-line basis over lives ranging from ten to forty years.

Substantially all of the other intangibles consist of the cost of acquired product rights. In establishing the value of such rights, the Company considers, but does not individually value, existing trademarks, copyrights, patents, license agreements and other product-related rights. Approximately 61% of these other intangibles relate to rights acquired in the acquisitions noted above. These rights, which were valued at their acquisition date based on the anticipated future cash flows from the underlying product lines, are being amortized over three to twenty-five years using the straight-line method. An additional approximate 11% of these other intangibles relate to rights acquired from a major motion picture studio and are being amortized over the contract life, in proportion to projected sales of the licensed products during the same period.

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

      Revenue Recognition
      -------------------
Revenue from product sales is recognized upon the passing of title to the customer, generally at the time of shipment. Provisions for discounts, rebates and returns are made when the related revenues are recognized.

The Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin 101 (SAB 101), Revenue Recognition in Financial Statements, in December 1999. The SAB summarizes certain of the SEC staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. SAB 101 was adopted by the Company in the fourth quarter and had no significant impact on the consolidated financial statements.

      Research and Development
      ------------------------
Research and product development costs for 2000, 1999 and 1998 were $208,485, $254,599 and $184,962, respectively.

      Advertising
      -----------
Production costs of commercials and programming are charged to operations in the fiscal year during which the production is first aired. The costs of other advertising, promotion and marketing programs are charged to operations in the fiscal year incurred.

      Shipping and Handling
      ---------------------
Hasbro expenses costs related to the shipment and handling of goods to customers as incurred. For 2000, 1999, and 1998, these costs were $177,200, $169,068 and $155,521 and are included in selling, distribution and administration expenses.

      Income Taxes
      ------------
Hasbro uses the asset and liability approach for financial accounting and reporting for income taxes. Deferred income taxes have not been provided on undistributed earnings of international subsidiaries as substantially all of such earnings are indefinitely reinvested by the Company.

      Comprehensive Income
      --------------------
Comprehensive income is comprised primarily of gains and losses on the translation of foreign currency financial statements and also includes unrealized gains and losses on certain investment securities, net of tax. The related tax benefit of other comprehensive income items was $720, $3,187 and $1,684 for the years 2000, 1999 and 1998, respectively. Reclassification adjustments in 2000, net of related income taxes of $2,695, were $4,398.

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

       Risk Management Contracts
       -------------------------
Hasbro does not enter into derivative financial instruments for speculative purposes. The Company enters into foreign currency forward and option contracts to mitigate its exposure to foreign currency exchange rate fluctuations. This exposure relates to future purchases of inventory not denominated in the functional currency of the unit purchasing the inventory as well as other cross-border currency requirements. Premiums on option contracts are amortized over their term and if such contract is terminated before its maturity, the unamortized premium is expensed and included in other expense, net. The carrying value of options is included in prepaid expenses and other current assets. Gains and losses on forward and option contracts meeting hedge accounting requirements are deferred and recognized as adjustments to the carrying value of the related transactions. In the event hedge accounting requirements are not met, gains and losses on such instruments are included currently in the statements of operations.

      Earnings Per Common Share
      -------------------------
Basic earnings per share is computed by dividing net earnings by the weighted average number of shares outstanding for the year. Diluted earnings per share is similar except that the weighted average number of shares outstanding is increased by shares issuable upon exercise of stock options and warrants for which market price exceeds exercise price, less shares which could have been purchased by the Company with the related proceeds. As a result of the Company's net loss during 2000, the basic and diluted shares are the same because increasing diluted shares by 526 related to employee stock options would have an antidilutive effect.

A reconciliation of earnings per share for the three fiscal years ended December 31, 2000 is as follows:

                                2000             1999             1998
                          ---------------  ---------------  ---------------
                           Basic   Diluted    Basic  Diluted   Basic  Diluted
                          -------  -------   ------- -------  ------- -------
   Net earnings (loss) $(144,631) (144,631)  188,953 188,953  206,365 206,365
                         =======   =======   ======= =======  ======= =======

   Average shares
       outstanding       176,437   176,437   194,917 194,917  197,927 197,927
   Options and warrants        -         -        -    7,186        -   7,493
                         -------   -------   ------- -------  ------- -------
   Equivalent shares     176,437   176,437   194,917 202,103  197,927 205,420
                         =======   =======   ======= =======  ======= =======

   Earnings (loss)
       per share       $    (.82)     (.82)      .97     .93     1.04    1.00
                         =======   =======   ======= =======  ======= =======


 (2) Acquisitions and Disposals
     --------------------------

In December 2000, the Company entered into an agreement to sell certain business units comprising Hasbro Interactive, as well as its internet portal, Games.com, to Infogrames Entertainment SA (Infogrames) for Infogrames securities and cash. The sale of the business units closed in January 2001. Net assets of the business units to be sold have been written down to estimated fair value as of December 31, 2000, resulting in the recognition of a pretax loss of $43,965. The net assets of the business units held for sale are presented in the balance sheet at December 31,2000 as a component of prepaid expenses and other current assets. In the three fiscal years ended December 31, 2000, net revenues of the business units sold were $194,300, $237,200 and $197,000, respectively. Operating losses of the business units to be sold, including consolidation program charges and discontinued development charge, were $(104,200) in 2000, $(124,300) in 1999 and $(2,100) in 1998.

On September 30, 1999, Hasbro acquired Wizards of the Coast, Inc. (Wizards) for an initial purchase price of $325,000 subject to additional payments based upon the closing balance sheet and future payments contingent upon achieving certain operating objectives. The total acquisition cost to date amounts to $492,574, which includes $76,495 of contingent payment in accrued liabilities at year end with respect to 2000, and has been accounted for using the purchase method. The Company also made several smaller acquisitions in 2000, none of which were material.

On a pro forma basis, reflecting the acquisition of Wizards as if it had taken place at the beginning of each period and after giving effect to adjustments recording the acquisition, unaudited net revenues, net earnings and basic and diluted earnings per share for the year ended December 26, 1999 would have been $4,630,368, $270,386, $1.39 and $1.34, respectively, and for the year ended December 27, 1998 would have been $3,459,343, $177,704, $.90 and $.87, respectively. These pro forma results are not indicative of either future performance or actual results which would have occurred had the acquisition taken place at the beginning of the respective periods.

 (3) Inventories
     -----------
                                                         2000       1999
                                                         ----       ----
      Finished products                                $285,884    348,058
      Work in process                                    19,071     13,470
      Raw materials                                      30,538     47,043
                                                        -------    -------
                                                       $335,493    408,571
                                                        =======    =======


 (4) Property, Plant and Equipment
     -----------------------------
                                                         2000       1999
                                                         ----       ----
      Land and improvements                            $ 12,146     16,323
      Buildings and improvements                        206,518    199,713
      Machinery and equipment                           297,410    355,958
                                                        -------    -------
                                                        516,074    571,994
      Less accumulated depreciation                     253,533    298,766
                                                        -------    -------
                                                        262,541    273,228
      Tools, dies and molds, net of
       amortization                                      34,188     45,597
                                                        -------    -------
                                                       $296,729    318,825
                                                        =======    =======

Expenditures for maintenance and repairs which do not materially extend the life of the assets are charged to operations.

 (5) Short-Term Borrowings
     ---------------------
At December 31, 2000, Hasbro has available secured committed and unsecured uncommitted lines of credit from various banks approximating $704,000 and $419,000, respectively. Substantially all of the short-term borrowings outstanding at the end of 2000 and 1999 represent borrowings made under, or supported by, these lines of credit and the weighted average interest rates of the outstanding borrowings were 10.0% and 6.4%, respectively. During 2000, Hasbro's working capital needs were fulfilled by borrowing under these lines of credit and through the issuance of commercial paper, both of which were on terms and at interest rates generally extended to companies of comparable creditworthiness. Certain domestic accounts receivable and inventory of the Company secured the committed lines at December 31, 2000. In February 2001, the Company entered into amended and restated secured revolving and line of credit facility agreements with its existing lenders. These committed lines include $325,000 and $325,000 available under long-term and short-term secured credit agreements, respectively. The facilities are secured by substantially all domestic accounts receivable and inventory, as well as certain investments and intangible assets of the Company. The Company is not required to maintain compensating balances, however, it is required to pay a fee of 3/8% per annum of the unused amount of the facility available for borrowing. The agreements contain certain restrictive covenants setting forth minimum cash flow and coverage requirements, and a number of other limitations, including with respect to capital expenditures, investments, acquisitions, share repurchases and dividend payments.


 (6) Accrued Liabilities
     -------------------
                                                         2000       1999
                                                         ----       ----
      Royalties                                        $149,020    178,211
      Advertising                                        86,480    140,129
      Payroll and management incentives                  71,840    114,852
      Other                                             481,788    550,088
                                                        -------    -------
                                                       $789,128    983,280
                                                        =======    =======

 (7) Long-Term Debt
     --------------
                                                         2000       1999
                                                         ----       ----
      7.95% Notes Due 2003                           $  550,000          -
      5.60% Notes Due 2005                              100,000    100,000
      8.50% Notes Due 2006                              200,000          -
      6.15% Notes Due 2008                              150,000    150,000
      6.60% Debentures Due 2028                         150,000    150,000
      Other                                              17,838     20,654
                                                        -------    -------
                                                     $1,167,838    420,654
                                                      =========    =======

Current installments of $1,793 in 2000 and $4,142 in 1999 are aggregated with short-term borrowings. The maturities of long-term debt in 2002 and in the succeeding three years are $2,400, $550,900, $1,000 and $101,000.

 (8) Income Taxes
     ------------
Income taxes attributable to earnings (loss) before income taxes are:

                                              2000       1999       1998
                                              ----       ----       ----
      Current
        United States                       $(41,343)    77,512     40,256
        State and local                         (443)     5,566      5,226
        International                         28,121     40,489     49,952
                                             -------    -------    -------
                                             (13,665)   123,567     95,434
                                             -------    -------    -------
      Deferred
        United States                        (59,775)   (40,131)    (6,458)
        State and local                       (5,124)    (3,440)      (554)
        International                         (2,791)     4,896      8,691
                                             -------    -------    -------
                                             (67,690)   (38,675)     1,679
                                             -------    -------    -------
                                            $(81,355)    84,892     97,113
                                             =======    =======    =======

Certain tax benefits are not reflected in income taxes in the statements of operations. Such benefits of $248 in 2000, $16,735 in 1999 and $14,377 in 1998, relate primarily to stock options.

A reconciliation of the statutory United States federal income tax rate to Hasbro's effective income tax rate is as follows:

                                              2000      1999       1998
                                              ----       ----       ----
      Statutory income tax rate              (35.0)%     35.0%      35.0%
      State and local income taxes, net       (1.6)        .5        1.0
      Goodwill amortization                    4.6        3.3        1.8
      Tax on international earnings           (3.1)      (7.9)      (5.4)
      Other, net                               (.9)        .1        (.4)
                                              ----       ----       ----
                                             (36.0)%     31.0%      32.0%
                                              ====       ====       ====

The components of earnings (loss) before income taxes, determined by tax jurisdiction, are as follows:
                                              2000       1999       1998
                                              ----       ----       ----
      United States                        $(318,859)    79,519    123,969
      International                           92,873    194,326    179,509
                                             -------    -------    -------
                                           $(225,986)   273,845    303,478
                                             =======    =======    =======

The components of deferred income tax expense arise from various temporary differences and relate to items included in the statements of operations.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2000 and December 26, 1999 are:

                                                         2000       1999
      Deferred tax assets:                               ----       ----
        Accounts receivable                            $ 33,227     36,696
        Inventories                                      22,839     26,205
        Net operating loss carryovers                    29,885     28,930
        Operating expenses                               50,713     39,512
        Postretirement benefits                          12,032     12,243
        Other                                           147,023     99,143
                                                        -------    -------
          Gross deferred tax assets                     295,719    242,729
        Valuation allowance                             (11,124)   (15,146)
                                                        -------    -------
          Net deferred tax assets                       284,595    227,583
                                                        -------    -------
      Deferred tax liabilities                          118,870    100,820
                                                        -------    -------
      Net deferred income taxes                        $165,725    126,763
                                                        =======    =======

Hasbro has a valuation allowance for deferred tax assets at December 31, 2000 of $11,124, which is a decrease of $4,022 from the $15,146 at December 26, 1999. The allowance pertains to United States and international operating loss carryforwards, some of which have no expiration and others that would expire beginning in 2003. If fully realized, $7,103 will reduce goodwill and the balance will reduce future income tax expense. Deferred tax liabilities relate primarily to property rights.

Based on Hasbro's history of taxable income and the anticipation of sufficient taxable income in years when the temporary differences are expected to become tax deductions, it believes that it will realize the benefit of the deferred tax assets, net of the existing valuation allowance.

Deferred income taxes of $155,291 and $115,646 at the end of 2000 and 1999, respectively, are included as a component of prepaid expenses and other current assets, and $14,693 and $19,592, respectively, are included as a component of other assets. At the same dates, deferred income taxes of $806 and $1,236, respectively, are included as a component of accrued liabilities, and $3,453 and $7,239, respectively, are included as a component of deferred liabilities.

The cumulative amount of undistributed earnings of Hasbro's international subsidiaries held for reinvestment is approximately $408,000 at December 31, 2000. In the event that all international undistributed earnings were remitted to the United States, the amount of incremental taxes would be approximately $60,000.

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


      Common Stock
      ------------
On December 6, 1999, the Board authorized a common share repurchase program up to $500,000. At December 31, 2000, $204,500 remained under this authorization.

On February 19, 1999, the Board declared a three-for-two stock split, payable in the form of a 50% stock dividend, on March 15, 1999 to shareholders of record on March 1, 1999. All earnings per common share amounts, references to common stock and shareholders' equity amounts are reflective of the stock split.

(10) Stock Options, Restricted Stock and Warrants
     --------------------------
Hasbro has various stock plans for employees as well as a plan for non-employee members of the Board (collectively, the plans) and has reserved 30,316,339 shares of its common stock for issuance upon exercise of options granted or to be granted under the plans. These options generally vest in equal annual amounts over three to five years. The plans provide that options be granted at exercise prices not less than market value on the date the option is granted and options are adjusted for such changes as stock splits and stock dividends. No options are exercisable for periods of more than ten years after date of grant. Certain of the plans permit the granting of awards in the form of stock options, stock appreciation rights, stock awards and cash awards.

During 2000, the Company issued restricted stock and granted deferred restricted stock units to certain key employees. At December 31, 2000, these awards, net of forfeitures, aggregated the equivalent of 634,076 shares. These shares or units are nontransferable and subject to forfeiture for periods prescribed by the Company. Upon granting of these awards, unearned compensation equivalent to the market value at the date of grant is charged to shareholders' equity and subsequently amortized over the periods during which the restrictions lapse, generally 3 years. Deferred compensation relating to the grants, net of forfeitures, amounted to $9,622. Amortization of deferred, unearned compensation relating to the restricted stock and deferred restricted stock units of $2,733 was recorded in fiscal 2000. During 2000, the Company also made awards under a Long Term Incentive Program (LTIP) under the Company's omnibus employee stock plans. Conditional upon the Company reaching certain volume, earnings per share and stock price benchmarks within a three year performance cycle, restricted shares would be awarded which would vest over the two years following that cycle. Unearned compensation equivalent to the market value of the target number of shares that would be awarded if these conditions were met was recorded at the date of the LTIP award and is being amortized over a five-year period. Adjustments are made to compensation expense for changes in market value and achievement of financial goals. For the year ended December 31, 2000, conditional requirements of the LTIP award had not been met and accordingly no compensation expense has been recognized.

As permitted by Statement of Financial Accounting Standards No. 123 (SFAS
123), Hasbro continues to apply Accounting Principles Board Opinion No. 25 (APB 25) in accounting for the plans under which no compensation cost is recognized. Had compensation expense been recorded under the provisions of SFAS 123, the impact on the Company's net earnings (loss) and earnings (loss) per share would have been:

                                              2000       1999       1998
                                              ----       ----       ----
      Reported net earnings (loss)         $(144,631)   188,953    206,365
      Pro forma compensation expense,
       net of tax                            (21,981)   (18,335)   (10,339)
                                             -------    -------    -------
      Pro forma net earnings (loss)        $(166,612)   170,618    196,026
                                             =======    =======    =======

      Pro forma earnings (loss) per share
        Basic                              $    (.94)       .88        .99
        Diluted                            $    (.94)       .84        .95
                                             =======    =======    =======

The weighted average fair value of options granted in 2000, 1999 and 1998 were $6.43, $12.13 and $8.66, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2000, 1999 and 1998, respectively: risk-free interest rates of 6.77%, 5.60% and 5.70%; expected dividend yields of 1.58%, 0.78% and 0.85% and expected volatility of approximately 41%, 34% and 26%, and expected lives of approximately 6 years.

Additionally, the Company has reserved 18,962,500 shares of its common stock for issuance upon exercise of outstanding warrants. During 2000, in connection with the acquisition of certain rights, the Company issued warrants to purchase 500,000 shares at an exercise price of $15.00 and a fair value at date of grant of $6.00. In addition, the Company granted warrants to purchase 1,000,000 and 700,000 shares at exercise prices of $15.70 and $18.84 respectively, relating to future rights.

Information with respect to options and warrants, in thousands of shares, for the three years ended December 31, 2000 is as follows:

                                               2000       1999       1998
                                               ----       ----       ----
        Number of shares:
        Outstanding at beginning of year      33,776     36,361     31,424
          Granted                              9,029      7,168      8,639
          Exercised                             (475)    (8,313)    (3,468)
          Expired or canceled                 (1,872)    (1,440)      (234)
                                              ------     ------     ------
        Outstanding at end of year            40,458     33,776     36,361
                                              ======     ======     ======
        Exercisable at end of year            27,656     23,456     11,673
                                              ======     ======     ======
        Weighted average exercise price:
          Granted                            $ 15.59      31.32      23.86
          Exercised                          $  7.81      14.51      13.34
          Expired or canceled                $ 22.40      27.43      18.75
          Outstanding at end of year         $ 20.27      21.46      18.17
          Exercisable at end of year         $ 20.11      19.09      14.43
                                              ======     ======     ======

Information, in thousands of shares, with respect to the 40,458 options and warrants outstanding and the 27,656 exercisable at December 31, 2000, is as follows:

                                                      Weighted
                                                      Average      Weighted
                                                      Remaining    Average
      Range of                                        Contractual  Exercise
      Exercise Prices                        Shares   Life         Price
      ---------------                        -------  ----------   -------
      Outstanding
        $11.10-$14.06                          2,823   2.7 years    $13.13
        $14.14-$16.81                         10,466   7.0 years    $15.44
        $17.34-$23.27                         13,989   7.8 years    $18.90
        $23.33-$36.27                         13,180   8.6 years    $27.09
                                              ======                 =====
      Exercisable
        $11.10-$14.06                          2,630                $13.26
        $14.14-$16.81                          3,257                $15.76
        $17.34-$23.27                         12,453                $18.82
        $23.33-$36.27                          9,316                $25.30
                                              ======                 =====

(11) Pension, Postretirement and Postemployment Benefits
     ---------------------------------------------------
      Pension and Postretirement Benefits
      -----------------------------------
Hasbro's net pension, 401(k) matching contribution and profit sharing cost for 2000, 1999 and 1998 was approximately $13,700, $14,200 and $14,500, respectively.

       United States Plans
       -------------------
Substantially all United States employees are covered under at least one of several non-contributory defined benefit pension plans maintained by the Company. Benefits under the two major plans, principally covering non-union employees, are based primarily on salary and years of service. One of these plans is funded. Benefits under the remaining plans are based primarily on fixed amounts for specified years of service. One of these plans is also funded. At December 31, 2000, the two funded plans have plan assets of $236,296 and accumulated benefit obligations of $145,589. The unfunded plans have accumulated benefit obligations of $17,747.

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


                                           Pension        Postretirement
                                       ---------------    ---------------
                                        2000     1999      2000     1999
                                        ----     ----      ----     ----
      Change in projected benefit
      ---------------------------
       obligation
       ----------
      Projected benefit obligation
       at beginning of year          $ 188,318  207,063    24,683   28,428
      Service cost                       8,032    9,356       241      227
      Interest cost                     13,656   13,670     1,792    1,775
      Plan amendments                      955   (2,298)        -        -
      Actuarial gain                   (18,660) (32,438)   (1,155)  (3,263)
      Benefits paid                     (7,652)  (6,305)   (2,238)  (2,484)
      Expenses paid                       (371)    (730)        -        -
      Other                             (1,735)       -      (384)       -
                                       -------  -------   -------  -------
      Projected benefit obligation
       at end of year                $ 182,543  188,318    22,939   24,683
                                       =======  =======   =======  =======

      Change in plan assets
      ---------------------
      Fair value of plan assets at
       beginning of year             $ 242,889  219,410         -        -
      Actual return on plan assets         919   30,061         -        -
      Employer contribution                511      453         -        -
      Benefits paid                     (7,652)  (6,305)        -        -
      Expenses paid                       (371)    (730)        -        -
                                       -------  -------   -------  -------
      Fair value of plan assets at
       end of year                   $ 236,296  242,889         -        -
                                       =======  =======   =======  =======

      Funded status                   $ 53,752   54,571   (22,939) (24,683)
      Unrecognized net gain            (73,588) (80,496)   (1,424)    (406)
      Unrecognized prior service cost    5,191    5,836      (384)       -
                                       -------  -------   -------  -------
      Accrued benefit cost            $(14,645) (20,089)  (24,747) (25,089)
                                       =======  =======   =======  =======

The assets of the funded plans are managed by investment advisors and consist primarily of pooled indexed and actively managed stock and bond funds. For measuring the expected pension accumulated benefit obligation, assumed discount rates of 8.00%, 7.75% and 6.75% were used for 2000, 1999 and 1998, respectively; assumed long-term rates of compensation increase of 4.50% in 2000, 1999 and 1998, and an assumed long-term rate of return on plan assets of 9.00% in all years.

For measuring the expected postretirement benefit obligation, a 7.00%, 7.25% and 7.50% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2000, 1999 and 1998, respectively. The rates for all years were further assumed to decrease gradually to 4.50% in 2012. All were assumed to remain constant after 2012. The discount rates used in the pension calculation were also used for the postretirement calculation.

                                              2000       1999       1998
                                              ----       ----       ----
      Components of net periodic cost
      -------------------------------
      Pension
      -------
      Service cost                           $ 8,032      9,356      9,362
      Interest cost                           13,656     13,670     12,798
      Expected return on assets              (21,368)   (19,484)   (17,465)
      Net amortization and deferrals          (4,498)      (786)      (448)
                                             -------    -------    -------
      Net periodic benefit cost (benefit)    $(4,178)     2,756      4,247
                                             =======    =======    =======
      Postretirement
      --------------
      Service cost                           $   241        227        224
      Interest cost                            1,792      1,775      1,893
      Net amortization and deferrals            (136)        27         57
                                             -------    -------    -------
      Net periodic benefit cost              $ 1,897      2,029      2,174
                                             =======    =======    =======

If the health care cost trend rate were increased one percentage point in each year, the accumulated postretirement benefit obligation at December 31, 2000 and the aggregate of the benefits earned during the period and the interest cost would have each increased by approximately 10%.

Hasbro has a retirement savings plan to which eligible employees may make contributions of up to 18% of their salary, as allowed under Section 401(k) of the Internal Revenue Code. In 2000, the plan was amended to increase Hasbro's matching percentage of employee contributions, in lieu of discretionary contributions to the profit sharing component of the plan. The Company contributed approximately $11,200, $6,500 and $6,600 to the plan in 2000, 1999 and 1998, respectively.

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

(12) Leases
     ------
Hasbro occupies certain manufacturing facilities and sales offices and uses certain equipment under various operating lease arrangements. The rent expense under such arrangements, net of sublease income which is not material, for 2000, 1999 and 1998 amounted to $57,470, $56,072 and
$50,932, respectively.

Minimum rentals, net of minimum sublease income which is not material, under long-term operating leases for the five years subsequent to 2000 and in the aggregate are as follows:

      2001                                                        $ 32,443
      2002                                                          23,982
      2003                                                          19,561
      2004                                                          16,181
      2005                                                          13,121
      Later years                                                   51,243
                                                                   -------
                                                                  $156,531
                                                                   =======

All leases expire prior to 2014. Real estate taxes, insurance and maintenance expenses are generally obligations of the Company. It is expected that in the normal course of business, leases that expire will be renewed or replaced by leases on other properties; thus, it is anticipated that future minimum lease commitments will not be less than the amounts shown for 2000.

In addition, Hasbro leases certain facilities which, as a result of restructurings, are no longer in use. Future costs relating to such facilities were included as a component of the restructuring charge and are not included in the table above.

(13) Consolidation Program and Restructuring Charge
     ----------------------------------------------
The Company recognized $63,951 of restructuring expense in 2000. This amount reflects charges under the 2000 restructuring plan of $70,079 and adjustments to the 1999 plan of $(6,128). The pretax impact of all consolidation program charges and adjustments to the statement of operations for the fiscal year ended December 31, 2000 was $146,142.

On October 12, 2000, the Company announced a plan approved by its Board of Directors to consolidate its U.S. Toy group into Rhode Island, significantly reduce overhead through reductions in product development, sales and marketing, and administrative functions across the Company and to increase its focus on development of the Company's core brands. The impact of this plan was recorded in the fourth quarter as follows:

Restructuring charge                                         $  70,079
                                                              --------

Other operating expenses:
Cost of sales                                                    6,625
Amortization                                                    25,046
Royalties, research and development                             42,270
Advertising                                                      3,155
Selling, distribution and administration                         5,095
                                                              --------
                                                                82,191
                                                              --------
Total 2000 consolidation program cost                        $ 152,270
                                                              ========

The significant components of the 2000 plan include the closing of offices in Cincinnati, Ohio, the Napa, California office and warehouse and a small office in San Francisco, California, thereby essentially consolidating the U.S. Toy group in Rhode Island. These actions were substantially completed at December 31, 2000. Additionally, the plan includes the reduction of overhead, particularly in marketing and sales, product development and administration. This includes a curtailment of expansion of the retail business of Wizards, the further consolidation of certain international operating offices into regional centers and consolidation and streamlining of the Company's marketing activities. The Company is also increasing its focus on developing and marketing its core brands, reducing its reliance on licenses. This focus has resulted in product lines which will be discontinued or for which the Company has significantly reduced expectations.

Together, the components of this plan anticipate the redundancy of approximately 850 employees, including 125 in manufacturing and sourcing activities and 725 worldwide in research and product development, marketing, sales and administration. Employee redundancies by area are as follows:

                                    Opening                 Balance at
                                    Balance  Activity  December 31, 2000
                                  --------   --------  -----------------
  Manufacturing activities             125        (98)            27
  Research, product development, sales
   marketing and administration        725       (403)           322
                                   -------    -------        -------
                                       850       (501)           349
                                   =======    =======        =======

Total charges under the 2000 plan represent cash charges of $89,400, comprised of approximately $31,800 for severance benefits which will be disbursed over the employee's entitlement period, $5,100 in related charges paid in 2000 to relocate certain U.S. Toy group employees to Rhode Island, $21,400 for lease costs to be expended over the contractual lease term of the closed facilities and approximately $31,100 of contractual commitments on exited product lines and certain other licensed product lines with reduced expectations due to the Company's enhanced focus on its core brands. The product lines being exited were not, either individually or in the aggregate, material to the Company's revenues or operating results. Total non-cash charges were $62,900. Non-cash charges of $16,900 for fixed asset write-offs relate primarily to Corporate and the U.S. Toy segment. The remaining approximate $46,000 relates to asset write-offs and a write-down of assets impaired due to the Company's enhanced focus on its core brands. This includes impairment of intangible assets arising from the decision to discontinue product line offerings. Non-cash charges relating to asset write-offs have been credited to the respective line items on the balance sheet. The components of the plan included in the restructuring charge in the statement of operations are severance costs of $31,800, lease costs of $21,400 and fixed asset write-offs of $16,900. Included in accrued liabilities at December 31, 2000 is $53,200 relating to amounts due to terminated employees over their severance entitlement period and costs associated with lease and closing costs. The restructuring plan is expected to be completed in fiscal 2001.

On December 7, 1999, the Company announced a program to consolidate manufacturing and sourcing activities and product lines, as well as streamline and further regionalize marketing, sales and research and development activities worldwide. Costs associated with the 1999 consolidation program, recorded in the fourth quarter of 1999, amounted to $141,575, of which $64,232 was recorded as a restructuring charge and $77,343 in various other operating expense categories. Adjustments to the restructuring plan of $(6,128) were recorded in 2000.

The significant components of the plan included the closing of factories in Mexico and in the United Kingdom, reducing capacity at the remaining three factories, shifting production to third party manufacturers in the Far East and further consolidation and regionalization of the International marketing and sales structure. Actions under the plan commenced in December 1999 and were completed in fiscal 2000. There were no material changes to the plan, however, adjustments were recognized in 2000 reflecting the reversal of excess restructuring accruals due to lower than previously estimated costs to achieve the overall objectives of the plan, primarily in the consolidation and regionalization of the International marketing and sales structure. The 1999 restructuring charge of $64,232 represented approximately $38,700 of cash charges for severance benefits for termination of approximately 2,200 employees, which will be disbursed over the employee's entitlement period, $14,300 of cash charges for lease and facility closing costs to be expended over the contractual lease terms and closing process and non-cash charges of $11,200 for fixed asset write-offs, arising primarily in the manufacturing area. Of the cash amount, approximately $4,700 was paid prior to December 26, 1999 for severance benefits relating to approximately 200 employees terminated prior to that date. Non-cash charges relating to fixed asset write-offs were credited to the respective line items on the balance sheet. Details of activity in the restructuring plan for fiscal 2000 follow:

                           Balance at                        Balance at
                             Dec. 26,                          Dec. 31,
                               1999    Adjustments  Activity      2000
                              -------  -----------  --------     ------
Severance                   $  34,000      (4,800)   (25,200)     4,000
Lease and facility
   closing costs               14,300      (1,300)    (9,100)     3,900
                              -------     -------    -------     ------
                            $  48,300      (6,100)   (34,300)     7,900
                              =======     =======    =======     ======

Employee redundancies by area:
  Manufacturing and sourcing
   activities                   1,700           -     (1,700)         -
  Research, product development, sales
   marketing and administration   300         (40)      (260)         -
                              -------     -------    -------     ------
                                2,000         (40)    (1,960)         -
                              =======     =======    =======     ======

The remaining severance liability represents cash charges for severance benefits for employees made redundant which will be disbursed over the employee's entitlement period. The balance in lease and facility closing costs will be expended over the contractual lease term.

The components of the consolidation program included in other operating expenses in 1999 represent costs associated with exiting certain product lines and reevaluating other product lines resulting in reduced expectations. The product lines being exited were not, either individually or in the aggregate, material to the Company's revenues or operating results. Approximately $12,000 represented cash charges to be incurred on contractual royalty, product development and advertising commitments associated with the discontinued product lines. Non-cash charges of approximately $65,000 related to asset write-offs and write-downs of underutilized assets. This includes impairment of intangible assets arising from the decision to discontinue or significantly reduce product line offerings. The resulting sum of undiscounted future cash flows of these assets was not sufficient to cover the carrying amount of the assets, and as such, they were written down to their fair market value. Items relating to property rights and licenses, goodwill, inventory, prepaid and other current assets were credited to the respective asset in the balance sheet.


(14) Financial Instruments
     ---------------------
Hasbro's financial instruments include cash and cash equivalents, accounts receivable, short- and long-term borrowings, accounts payable and accrued liabilities. At December 31, 2000, the carrying cost of these instruments approximated their fair value. Its financial instruments also include foreign currency forwards and options. At December 31, 2000, the carrying value of these instruments approximated their fair value based on quoted or publicly available market information.

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

The Company had the equivalent of approximately $166,500 and $85,000 of foreign currency forwards outstanding, and approximately $89,500 and $132,000 of foreign currency options outstanding at December 31, 2000 and December 26, 1999, respectively. Gains and losses deferred under hedge accounting provisions are subsequently included in the measurement of the related foreign currency transaction. Gains and losses on contracts not meeting hedge accounting provisions are included currently in earnings. The aggregate amount of gains and losses resulting from all foreign currency transactions was not material.

 (15) Commitments and Contingencies
     -----------------------------
Hasbro had unused open letters of credit of approximately $40,000 and $15,000 at December 31, 2000 and December 26, 1999, respectively.

The Company routinely enters into license agreements with inventors, designers and others for the use of intellectual properties in its products. Certain of these agreements contain provisions for the payment of guaranteed or minimum royalty amounts. Under terms of currently existing agreements, in certain circumstances the Company may become liable for remaining guaranteed minimum royalties of up to $741,000 between 2001 and 2008. Of this amount, approximately $238,000 has been paid. Approximately $58,000 is included in the $66,509 of prepaid royalties which are a component of prepaid expenses and other current assets in the balance sheet. Included in other assets is $180,000 representing the long-term portion of amounts paid. Of the remaining unpaid minimum guaranties, Hasbro may be required to pay amounts as follows:

                       2001           $   44,000
                       2002              193,000
                       2003               89,000
                       2004               56,000
                       2005              121,000
                                         -------
                                      $  503,000
                                         =======

Such payments are related to royalties which are expected to be incurred on anticipated revenues in the years 2001 through 2008.

Hasbro is party to certain legal proceedings, substantially involving routine litigation incidental to the Company's business, none of which, individually or in the aggregate, is deemed to be material to the financial condition of the Company.

(16) Segment Reporting
     -----------------
      Segment and Geographic Information
      ----------------------------------
Hasbro is a worldwide marketer and distributor of children's and family entertainment products, principally engaged in the design, manufacture and marketing of games and toys ranging from traditional to high-tech. The Company's reportable segments are U.S. Toys, Games, International and Global Operations.

In the United States, the U.S. Toy segment includes the design, marketing and selling of boys action figures, vehicles and playsets, girls toys, preschool toys and infant products and creative play products. The Games segment includes the development, marketing and selling of traditional board games and puzzles, handheld electronic games, electronic interactive products, children's consumer electronics, electronic learning aids, trading card and role-playing games and interactive software games based on the Company's owned and licensed brands. Within the International segment, the Company develops, markets and sells both toy and certain game products in non-U.S. markets. Global Operations manufactures and sources product for the majority of the Company's segments. The Company also has other segments which license certain toy properties and which develop and market non-traditional toy and game based product realizing more than half of their revenues and the majority of their operating profit in the first half of the year, which is contra-seasonal to the rest of the Company's business. These other segments do not meet the quantitative thresholds for reportable segments and have been combined for reporting purposes.

Segment performance is measured at the operating profit level, prior to certain charges. In 2000, segment profitability was measured prior to $146,142 and $43,965 in charges incurred in connection with the consolidation programs and loss on sale of business units, respectively. In 1999, segment profitability was measured prior to $141,575 in charges incurred in connection with the 1999 consolidation program. For 1998, operating profits are reflected prior to the $20,000 charge incurred to write-off acquired in-process research and development arising on the MicroProse acquisition. Included in Corporate and eliminations are general corporate expenses, the elimination of intersegment transactions and assets not identified with a specific segment. Intersegment sales and transfers are reflected in management reports at amounts approximating cost.

As a result of the complexity of the Company's organizational changes, it is unable to segregate assets and related expenses between the U.S. Toys and Games segments for 1999 and prior and these balances are reported as one. Assets are segregated in 2000 and are separately reported for that period. The total of U.S. Toys and Games assets in 2000 is presented for comparative purposes only, and is not used by management in assessing segment performance in 2000. Certain asset related expense items, including depreciation and amortization of intangibles, have been allocated to segments in 1999 and 1998 based upon estimates in order to arrive at segment operating profit. In December of 2000, the Company announced that it entered into an agreement to dispose of certain business units included in its Games segment (see note 2). During 1999, the Company's Games segment acquired Wizards of the Coast, Inc.

The accounting policies of the segments are the same as those described in note (1) to the consolidated financial statements.

Information by segment and a reconciliation to reported amounts are as follows:

                                   Revenues
                                     from                 Operating  Depreciation
                                   External   Affiliate     Profit       and        Capital      Total
                                  Customers    Revenues     (Loss)   Amortization  Additions    Assets
                                  ---------   ---------   ---------   ---------   ---------   ---------
2000
----
 U.S. Toys                       $  558,915       5,130    (112,338)     24,240         923     273,381
 Games                            1,898,177      83,164     146,009      90,196      45,463   2,099,809
                                  ---------   ---------   ---------   ---------   ---------   ---------
  U.S. Toys and Games             2,457,092      88,294      33,671     114,436      46,386   2,373,190
 International                    1,085,839           -      61,458      35,073      19,447   1,244,479
 Global Operations (b)               24,885     825,594      (1,329)     56,542      42,989     504,105
 Other segments                     219,399      17,898     (18,749)     21,328       2,467     276,203
 Corporate and eliminations               -    (931,786)     10,779      11,796      13,766    (569,518)
                                  ---------   ---------   ---------   ---------   ---------   ---------
  Segment total                   3,787,215           -      85,830     239,175     125,055   3,828,459
 Consolidation program (c)                -           -    (146,142)     25,046           -           -
 Loss on sale of business units (d)       -           -     (43,965)          -           -           -
                                  ---------   ---------   ---------   ---------   ---------   ---------
  Consolidated Total             $3,787,215           -    (104,277)    264,221     125,055   3,828,459
                                  =========   =========   =========   =========   =========   =========

1999
----
 U.S. Toys (a)                   $1,056,700           -      91,588
 Games (a)                        1,703,216      81,948     259,314
                                  ---------   ---------   ---------   ---------   ---------   ---------
  U.S. Toys and Games (a)         2,759,916      81,948     350,902     109,250      12,077   3,588,994
 International                    1,227,949       6,403     140,567      34,150       9,539   1,285,342
 Global Operations (b)               24,923   1,030,028      (1,878)     61,175      67,644     572,454
 Other segments                     219,475      18,988       5,777      22,517       4,301     269,435
 Corporate and eliminations               -  (1,137,367)    (26,224)     11,783      13,907  (1,252,877)
                                  ---------   ---------   ---------   ---------   ---------   ---------
  Segment total                   4,232,263           -     469,144     238,875     107,468   4,463,348
 Consolidation program (c)                -           -    (141,575)     38,449           -           -
                                  ---------   ---------   ---------   ---------   ---------   ---------
  Consolidated Total             $4,232,263           -     327,569     277,324     107,468   4,463,348
                                  =========   =========   =========   =========   =========   =========

                                   Revenues
                                     from                 Operating  Depreciation
                                   External   Affiliate     Profit       and        Capital      Total
                                  Customers    Revenues     (Loss)   Amortization  Additions    Assets
                                  ---------   ---------   ---------   ---------   ---------   ---------
1998
----
 U.S. Toys (a)                   $  894,279          61      55,103
 Games (a)                        1,043,623       1,019     143,216
                                  ---------   ---------   ---------   ---------   ---------   ---------
  U.S. Toys and Games (a)         1,937,902       1,080     198,319      54,543      12,739   2,390,147
 International                    1,106,565        (174)    130,232      23,905      34,480     840,246
 Global Operations (b)                6,453     935,683      (6,560)     62,397      71,585     415,872
 Other segments                     253,534       8,992      35,565      19,106       4,925     354,717
 Corporate and eliminations               -    (945,581)    (12,674)      9,248      18,221    (207,137)
                                  ---------   ---------   ---------   ---------   ---------   ---------
  Segment total                   3,304,454           -     344,882     169,199     141,950   3,793,845
 Acquired in-process research
  and development                         -           -     (20,000)          -           -           -
                                  ---------   ---------   ---------   ---------   ---------   ---------
  Consolidated Total             $3,304,454           -     324,882     169,199     141,950   3,793,845
                                  =========   =========   =========   =========   =========   =========

(a)  As a result of the complexity of the Company's organizational changes, it was unable to segregate assets and related expenses between the U.S. Toys and Games segments prior to fiscal 2000.  Certain asset related expense items including depreciation and amortization of intangibles have been allocated to segments based upon estimates in order to arrive at segment operating profit.

(b)  The Global Operations segment derives substantially all of its revenues, and thus its operating results, from intersegment activities.

(c) The impact of the consolidation programs to operating profit by segment was $45,437 to U. S. Toys,
$5,937 to Games, $29,301 to International, $401 to Global Operations and $65,066 to Corporate and Other
segments for 2000. In 1999, the impact to operating profit by segment was $16,150 to U.S. Toys, $35,732 to Games, $23,044 to International, $44,324 to Global Operations and $22,325 to Other.

(d) The loss on sale of business units relates to the sale of the Games segment's business units comprising Hasbro Interactive and Games.com (see note 2).

The following table presents consolidated net revenues by classes of principal products for the years ended in December:


                                                 2000     1999       1998
                                                 ----     ----       ----

      Boys toys                             $  719,900 1,232,300   891,600
      Games and puzzles                      2,146,800 1,936,100 1,268,700
      Interactive software games               179,600   229,400   192,300
      Preschool toys                           202,000   273,600   341,600
      Other                                    538,915   560,863   610,254
                                               ------- --------- ---------
      Net revenues                          $3,787,215 4,232,263 3,304,454
                                             ========= ========= =========


Information as to Hasbro's operations in different geographical areas is presented below on the basis the Company uses to manage its business. Net revenues and the related pretax earnings are categorized based on location of the customer, while long-lived assets (property, plant and equipment, cost in excess of acquired net assets and other intangibles) are categorized based on their location:

                                              2000       1999       1998
                                              ----       ----       ----
      Net revenues
        United States                     $2,251,023  2,818,837  2,113,057
        International                      1,536,192  1,413,426  1,191,397
                                           ---------  ---------  ---------
                                          $3,787,215  4,232,263  3,304,454
                                           =========  =========  =========

      Pretax earnings (loss)
        United States                     $ (242,758)   158,834    194,050
        International                         16,772    115,011    109,428
                                           ---------  ---------  ---------
                                          $ (225,986)   273,845    303,478
                                           =========  =========  =========

      Long-lived assets
        United States                     $1,803,688  1,880,029  1,694,967
        International                        199,123    194,677    177,569
                                           ---------  ---------  ---------
                                          $2,002,811  2,074,706  1,872,536
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

Sales to the Company's two largest customers, Wal-Mart Stores, Inc. and Toys `R Us, Inc., amounted to 14% and 13%, respectively, of consolidated net revenues during 2000, 16% each during 1999 and 18% and 17%, respectively, during 1998.

Hasbro purchases certain components and accessories used in its manufacturing process and certain finished products from manufacturers in the Far East. The Company's reliance on external sources of manufacturing can be shifted, over a period of time, to alternative sources of supply for products it sells, should such changes be necessary. However, if the Company were prevented from obtaining products from a substantial number of its current Far East suppliers due to political, labor or other factors beyond its control, the Company's operations would be disrupted while alternative sources of product were secured. The imposition of trade sanctions by the United States or the European Union against a class of products imported by Hasbro from, or the loss of "normal trade relations" status by, the People's Republic of China could significantly increase the cost of the Company's products imported into the United States or Europe.

(17) Quarterly Financial Data (Unaudited)
     ------------------------------------

     2000
     ----
                                        Quarter
                          -----------------------------------
                          First   Second     Third     Fourth     Full Year
                          -----   ------     -----     ------     ---------
    Net revenues        $773,481  778,373  1,072,617  1,162,744   3,787,215
    Gross profit        $473,180  480,330    613,082    546,650   2,113,242
    Earnings (loss) before
     income taxes       $ 21,923    9,421     20,046   (277,376)(a)(225,986)
    Net earnings (loss) $ 15,127    6,500     13,832   (180,090)   (144,631)
                         =======  =======    =======  =========   =========
    Per common share
      Earnings (loss)
        Basic           $    .08      .04        .08      (1.05)       (.82)
        Diluted         $    .08      .04        .08      (1.05)       (.82)

      Market price
        High            $ 19 1/8  18 9/16    17 13/16   12 15/16      19 1/8
        Low             $ 13 3/4  15         10 3/16     8 3/8         8 3/8

      Cash dividends
         declared       $    .06      .06        .06        .03          .21
                         =======  =======    =======  =========    =========


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
                         =======  =======  =======  =========     =========

(a) In 2000 and 1999, includes $63,951 and $64,232, respectively, relating to restructuring of operations.